Filed Pursuant to Rule 424(b)(4)
Registration No. 333-165920

PROSPECTUS

17,250,000 Shares

Aeroflex Holding Corp.

Common Stock

          This is an initial public offering of shares of common stock of Aeroflex Holding Corp. We are offering 17,250,000 shares of our common stock.

          Prior to this offering there has been no public market for our common stock. The initial public offering price per share is $13.50. Our common stock has been approved for listing on the New York Stock Exchange under the symbol "ARX".

          See "Risk Factors" beginning on page 14 to read about factors you should consider before buying shares of the common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$13.5000	$232,875,000
Underwriting discount	$0.8437	$14,553,825
Proceeds, before expenses, to Aeroflex Holding Corp.	$12.6563	$218,321,175

          To the extent that the underwriters sell more than 17,250,000 shares of common stock, the underwriters have the option to purchase up to an additional 2,587,500 shares from us at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on November 24, 2010.

Goldman, Sachs & Co.	Credit Suisse
J.P. Morgan	Morgan Stanley

Barclays Capital	Stifel Nicolaus Weisel	UBS Investment Bank

Moelis & Company	Needham & Company, LLC	Oppenheimer & Co.

Prospectus dated November 18, 2010

Prospectus

          Through and including December 13, 2010 (25 days after the commencement of the offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

          We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

          This summary highlights important information about our business and about this prospectus. This summary does not contain all of the information that may be important to you. You should carefully read this prospectus in its entirety before making an investment decision. In particular, you should read the section titled "Risk Factors" and the consolidated financial statements and notes related to those statements included elsewhere in this prospectus. Unless the context indicates otherwise, the information in this prospectus relating to us reflects the completion of a forward stock split of our common stock prior to the consummation of this offering. In this prospectus, unless the context requires otherwise, (i) "Aeroflex Holding" refers to the issuer, Aeroflex Holding Corp., a holding company that was formerly known as AX Holding Corp., (ii) "Aeroflex" refers to Aeroflex Incorporated, a direct wholly owned subsidiary of Aeroflex Holding, together with its consolidated subsidiaries, (iii) "we", "our", or "us" refer to Aeroflex Holding Corp. and its consolidated subsidiaries, including Aeroflex, (iv) the term "parent LLC" refers to VGG Holding LLC, which prior to the completion of this offering owns 100% of Aeroflex Holding's common stock, (v) the term "Veritas Capital" refers to The Veritas Capital Fund III, L.P. and its affiliates, (vi) the term "Golden Gate Capital" refers to Golden Gate Private Equity, Inc. and its affiliates, (vii) the term "GS Direct" refers to GS Direct, L.L.C., (viii) the term "Sponsors" refers collectively to Veritas Capital, Golden Gate Capital and GS Direct, and to affiliates of and funds managed by these entities, (ix) the term "Going Private Transaction" refers to the acquisition of Aeroflex by the Sponsors on August 15, 2007, (x) any "fiscal" year refers to the twelve months ended June 30 of the applicable year (for example, "fiscal 2010" refers to the twelve months ended June 30, 2010) and (xi) LTM refers to the twelve months ended September 30, 2010.

Aeroflex

Overview

          We are a leading global provider of radio frequency, or RF, and microwave integrated circuits, components and systems used in the design, development and maintenance of technically demanding, high-performance wireless communication systems. Our solutions include highly specialized microelectronic components and test and measurement equipment used by companies in the space, avionics, defense, commercial wireless communications, medical and other markets. We have targeted customers in these end markets because we believe our solutions address their technically demanding requirements. We were founded in 1937 and have proprietary technology that is based on the extensive know-how of our approximately 710 engineers and experienced management team, and a long history of research and development focused on specialized technologies, often in collaboration with our customers.

          We provide a broad range of high margin products for specialized, high-growth end markets. The products we manufacture include a range of RF, microwave and millimeter wave microelectronic components, with a focus on high reliability and radiation hardened, or RadHard, integrated circuits, or ICs, and analog and mixed-signal devices. We also manufacture a range of RF and microwave wireless radio and avionics test equipment and solutions particularly for the wireless, avionics and radio testing markets. We believe that we have a top three global position on the basis of sales in product categories representing the majority of our revenue. These product categories include: HiRel RadHard microelectronics/semiconductors for space; RF and microwave components: attenuation products, including programmables and switch matrices, microwave semiconductors and HiRel diodes; mixed-signal/digital ASICs for medical and security imaging; motion control products; wireless LTE test equipment; military radio and private mobile radio; avionics test equipment; and, synthetic test equipment. Our leadership position is based on estimates of our management, which are primarily based on our management's knowledge and experience in the markets in which we operate.

          We believe that the combination of our leading market positions, broad product portfolio, engineering capabilities and years of experience enables us to deliver differentiated, high value products to our customers and provides us with a sustainable competitive advantage. We believe most of our market segments have high barriers to entry due to the need for specialized design and development expertise, the differentiation provided by our proprietary technology and the significant switching and requalifying costs that our customers would incur to change vendors. We often design and develop solutions through a collaborative process with our customers whereby our microelectronic products or test solutions are designed, or "spec'd", into our customers' products or test procedures. We believe, based on our long-term relationships and knowledge of our customers' buying patterns, that we were either a primary or the sole source supplier for products representing more than 80% of our total net sales for the twelve months ended September 30, 2010.

          We organize our operations into two segments: Aeroflex Microelectronics Solutions, or AMS, and Aeroflex Test Solutions, or ATS. We engineer, manufacture and market a diverse range of products in each of our segments. For the twelve months ended September 30, 2010, our largest product offering, the TM500 test equipment product, represented approximately 12% of our net sales, evidence of the diversity of our product base.

          AMS offers a broad range of microelectronics products and is a leading provider of high-performance, high reliability specialty microelectronics components. Its products include high reliability, or HiRel, microelectronics/semiconductors, RF and microwave components, mixed-signal/digital ASICs and motion control products. ATS is a leading provider of a broad line of specialized test and measurement hardware and software products. Its products include wireless test equipment, military radio and private mobile radio test equipment, avionics test equipment, synthetic test equipment and other general purpose test equipment.

          After 46 years as a public company, we were acquired on August 15, 2007 by affiliates of or funds managed by Veritas Capital, Golden Gate Capital, GS Direct, and certain members of our management, which we refer to as the Going Private Transaction. Since the Going Private Transaction, we have expanded our Adjusted EBITDA margin from 20.3% in fiscal 2007 to 25.4% in fiscal 2010, despite the recent global economic downturn, and have successfully executed on a number of strategic initiatives that we believe have positioned us for future growth. Adjusted EBITDA margin is described in note 2 under "—Summary Consolidated Financial Data" beginning on page 10 of this prospectus. We have made significant investments in new or improved products and technology, streamlined our cost structure to enhance our return on capital, and we believe we have revitalized our organizational culture.

          Over the last six fiscal years, our business has experienced strong growth in net sales and an increase in backlog, providing improved visibility into future revenue and customer demand. The majority of our backlog is expected to be recognized as revenue within one year. For the period from fiscal 2004 to fiscal 2010, our net sales increased at a compound annual growth rate, or CAGR, of 8.4% and Adjusted EBITDA increased at a CAGR of 19.5%. Our backlog was $336.1 million as of September 30, 2010, an increase of 10.0% from $305.6 million as of June 30, 2010.

Industry Overview and Market Opportunity

          The volume of mobile traffic from multiple data streams is rising rapidly and has resulted in significant technological innovation to address the increasing need for higher rates of data transmission and more efficient use of existing spectrum. This has led to the development of a number of advanced data transmission systems and technologies that use RF, microwave and millimeter wave frequencies that are being used in a broad range of end markets, including space, avionics, defense, commercial wireless communications, medical and other markets. The growing number of applications in these markets is driving increased demand for RF, microwave and millimeter wave technologies. Additionally, the creation of next generation wireless communications networks is driving the requirement for new test and measurement equipment.

          The space, avionics and defense market as a whole is expected to show flat to modest growth in the near term as the U.S. Department of Defense, or U.S. DoD, continues to look for budget savings and redefines priorities in 2011. At the same time, we believe that proposed shifts in spending to certain technologies and other areas of the U.S. DoD budget offer significant growth opportunities for us. For example, we expect growth in spending on avionics systems and related testing needs due to increased retrofitting and upgrading of existing military aircraft. Such spending will be driven in part by ongoing operations in Afghanistan and Iraq, which exacerbate the wear and tear on existing equipment, including combat radio systems and aircraft. In the commercial aerospace market, we believe that higher commercial airline traffic is expected to drive spending on avionics as airlines upgrade older aircraft to address capacity needs. In addition, recent U.S. DoD budget proposals have called for the expansion of manned and unmanned systems for intelligence, surveillance, and reconnaissance spending and in-theater electronic warfare capabilities, which will result in greater use of unmanned aerial vehicles and the need for additional military satellite bandwidth. In the military communications market, ongoing and increased operations in Afghanistan and Iraq continue to generate a large demand for deployable radios. Meanwhile, budget constraints have increased pressure to upgrade certain existing communications systems rather than purchase new equipment. We believe that these replacements and upgrades, such as the upgrade of the U.S. military's aging combat radio systems, will drive increased demand for test equipment.

          We also benefit from growth opportunities in the commercial wireless communications market. The global wireless communications market is expected to continue to grow as data traffic increases substantially with consumers, businesses and other organizations accessing increasing amounts of information and video over mobile networks. The volume of mobile data traffic has increased substantially in recent years as smart phones and other mobile consumer electronics devices have become more popular. This demand has propelled the rollout of next generation networks and a need for associated test equipment. According to Gartner Dataquest, Long Term Evolution, or LTE, network infrastructure spending is forecast to increase from $361.5 million in 2009 to $7.6 billion in 2013, a CAGR of 114.1%. LTE is one of the 4G wireless protocols.

          Outside of our core space, avionics, defense and commercial wireless communications markets, we seek to capitalize on growth opportunities in the medical market and in other markets where we believe there is strong growth potential and where we can leverage our existing expertise. Advances in technology, increasing demand for multi-slice CT systems, increasing use of CT scan for diagnosis and increasing government healthcare expenditures are all expected to drive significant expansion in the medical CT scan market. In the security market, demand for scanning and imaging technology continues to grow as homeland security efforts broaden and full body scanning equipment begins to be deployed in airports around the world. Separately, image testing opportunities are increasing in the consumer electronics market. The growth in these product categories creates an opportunity for equipment capable of testing video output signals.

Our Competitive Strengths

          Leading Positions in Multiple Markets.    A majority of our revenue comes from product categories in which we believe we have a top three position on the basis of sales. Based on our long-term relationships and knowledge of customers' buying patterns, we believe that we were either a primary or the sole source supplier for products representing more than 80% of our total net sales for the twelve months ended September 30, 2010.

          Proprietary Technology Platforms, Significant Barriers to Entry to our Markets.    We have a history of innovation and performance that has made us a leading supplier to our customers. We have proprietary technology that is based on the extensive know-how of our approximately 710 engineers and experienced management team, and a long history of research and development focused on specialized technologies, often in collaboration with customers. In the space market, customers focus on supplier reputation because the malfunction of a component can lead to the loss of a valuable satellite or missile. We also believe there are significant barriers to entry to most of our markets because our products are often designed, or "spec'd", into a customer's products or test procedures. Customers could incur significant switching and requalifying costs to change vendors, making it more difficult for new vendors to enter the market.

          Diverse, Blue Chip Customer Base.    We have strong and long-standing relationships with blue chip space, avionics, defense, commercial wireless communications, medical and other blue chip customers. We have a geographically diverse base of leading global companies including BAE Systems, Boeing, Cisco Systems, Ericsson, General Dynamics, ITT Industries, Lockheed Martin, Motorola, Nokia, Northrop Grumman, Raytheon and United Technologies. For the twelve months ended September 30, 2010, sales to our largest customer represented approximately 6% of our net sales. In aggregate, for the twelve months ended September 30, 2010, our top ten customers accounted for approximately 34% of our net sales.

          Compelling Business Model.    Our business model emphasizes revenue and earnings growth and robust cash flow conversion. We have a highly visible sales pipeline because of our backlog and long-term customer relationships. We focus on technologically sophisticated products to address our customers' technically demanding requirements where our differentiation drives margins. Our products typically enjoy long product life cycles, enabling us to generate an attractive return on our research and development efforts. We also complement our research and development with strategic acquisitions and licensing. We use third-party foundries to produce space-qualified, high reliability RadHard ICs for our AMS segment. This fabless operating model significantly reduces required capital investment and is a key component of our capital efficiency.

          Strong and Experienced Management Team.    We are led by an experienced, stable and well-respected management team with an average of 27 years in the industry and 18 years with us. Since 1991, the management team has successfully completed 29 acquisitions. Over that period, we have also increased net sales from approximately $63 million in fiscal 1991 to approximately $655 million in fiscal 2010.

Our Growth Strategy

          Introducing New Products to Our Existing End Markets.    We continue to allocate research and development dollars toward new products serving attractive, growing markets. Our goal is to anticipate movements in our core markets and to design and build compelling solutions to address new opportunities. In ATS, for example, we have focused on developing first-to-market products serving our core wireless test market, including test solutions for LTE and WiMAX, the leading 4G wireless protocols.

          Leveraging Existing Technology to Reach New Markets.    We have a history of leveraging our technology for use in new markets. For example, our move into CT scanning equipment capitalizes on our expertise in high-performance semiconductors and other electronic components, including mixed-signal ASICs, which are key to producing high quality imaging with reduced doses of radiation per scan.

          Expanding by Acquisition.    Acquiring companies opportunistically is a strategic core competency for us. Since 1991, we have successfully completed 29 acquisitions and plan to continue our disciplined approach to acquisitions. Recent strategic acquisitions in both AMS and ATS have broadened and strengthened our product portfolio and expanded our geographic reach.

          Broadening Product Offerings Through Licensing.    We look to license commercial intellectual property that can be extended to our target markets and customer base in a cost effective and efficient manner. Through third-party technology license agreements we are able to repurpose or expand the commercial intellectual property of companies that lack RadHard performance or otherwise adapt their technology for use in our markets. We believe agreements such as these will enable us to support ongoing growth by allowing us to introduce new highly-differentiated, high-performance products to our existing customers at reduced cost and risk.

Certain Risks Relating to Our Business

          Our business is subject to numerous risks, including, without limitation:

  •
  A worsening global recession and tightening credit markets could continue to adversely affect our business.

  •
  Our quarterly operating results could fluctuate significantly and our financial results may be harmed by the cyclicality of our end-user markets.

  •
  We operate in a highly competitive industry characterized by rapid technological change, and if we are not able to compete we may lose market share and our net sales may suffer.

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  Our major customers account for a sizable portion of our revenue, and the loss of, or a reduction in orders from, these customers could materially harm our financial results.

  •
  We rely on federal government contracts, which may be terminated by the federal government at any time prior to their completion and thus could unexpectedly reduce our sales and backlog.

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  We are dependent on third-party suppliers and their failure to perform could materially and adversely affect our business.

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  Our substantial indebtedness could adversely affect our financial health.

  •
  We are a controlled company, and after this offering the Sponsors will continue to control our election of directors, management policies and the outcome of other matters submitted to our stockholders for approval. The Sponsors' interests may not coincide with those of our other holders of our common stock.

          We urge you to carefully consider these and other risks before purchasing our common stock, particularly those risks described under the heading "Risk Factors" beginning on page 14.

The Sponsors

          Veritas Capital.    Veritas Capital is a leading private equity firm that specializes in making investments in companies that provide products and services to government-related end markets and customers around the world. The firm, founded in 1992, makes investments through control-oriented transactions and is currently investing through Veritas Capital Fund III, L.P. Veritas' portfolio of companies includes Vangent, Inc., KeyPoint Government Solutions, Inc., CRGT, Inc. and Global Tel*Link. Former Veritas portfolio companies include Vertex Aerospace, Integrated Defense Technologies, Athena Innovative Solutions, DynCorp International Inc. and McNeil Technologies among others.

          Golden Gate Private Equity, Inc.    Golden Gate Capital is a private equity firm with $8 billion of capital under management dedicated to investing in change-intensive opportunities. The firm's charter is to partner with world-class management teams to make equity investments in situations where there is a demonstrable opportunity to significantly enhance a company's value. The principals of Golden Gate Capital have a long and successful history of investing with management partners across a wide range of industries and transaction types.

          GS Direct, L.L.C.    GS Direct, L.L.C., a wholly-owned subsidiary of The Goldman Sachs Group, Inc., invests capital primarily alongside corporate and sponsor clients in situations in which access to its or its affiliates' capital, relationships or advisory services can enhance the value of the investment. The Goldman Sachs Group, Inc. is a bank holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities, and investment management firm. Goldman, Sachs & Co. also serves as the manager of GS Direct. Goldman, Sachs & Co. is a wholly-owned subsidiary of The Goldman Sachs Group, Inc.

Information About Aeroflex Holding Corp.

          Aeroflex Holding Corp. was incorporated under the laws of the State of Delaware in May 2007 and commenced operations in August 2007 upon the acquisition of Aeroflex and the consummation of transactions that resulted in Aeroflex becoming our wholly owned subsidiary. On April 6, 2010, we changed our name from AX Holding Corp. to Aeroflex Holding Corp.

          Our principal executive offices are located at 35 South Service Road, Plainview, NY 11803, our telephone number is (516) 694-6700 and our website is located at www.aeroflex.com. The contents of our website are not part of this prospectus.

Ownership Structure

          The following chart shows our organizational structure immediately following the consummation of this offering.

 THE OFFERING

Issuer	Aeroflex Holding Corp.
Common stock offered by Aeroflex Holding	17,250,000 shares.
Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to 2,587,500 additional shares of our common stock at the initial public offering price less the underwriting discount.
Common stock to be outstanding immediately after this offering	82,250,000 shares.
Common stock to be beneficially owned by the parent LLC immediately after this offering	65,000,000 shares. See "Principal Stockholders".
Use of proceeds

We will receive net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, including a $2.5 million transaction fee which will be paid to affiliates of the Sponsors under our advisory agreement with them, of approximately $211.8 million.

We intend to use the net proceeds as follows:
• $190.0 million of the net proceeds will be used to make a capital contribution to Aeroflex to enable it to:
• purchase a portion of its 11.75% senior notes due 2015, or senior notes;
• purchase a portion of its senior subordinated unsecured term loans; and
• pay fees and expenses relating to the foregoing transactions;
• $16.9 million of the net proceeds will be paid to affiliates of the Sponsors as a termination fee to terminate our advisory agreement with them;
• $3.9 million of the net proceeds will be paid to our lenders in exchange for an amendment to our senior secured credit facility and for related fees and expenses; and
• $1.0 million will be used for our general corporate purposes.

We have commenced a tender offer for a portion of the senior notes and an offer to purchase a portion of the senior subordinated unsecured term loans, each of which is conditioned upon, among other things, the closing of this offering. The principal amounts of senior notes and senior subordinated unsecured term loans to be purchased, and the prices to be paid in such purchases, will not be determined until after the closing of this offering. See "Use of Proceeds".

Dividend policy	We do not intend to pay cash dividends on our common stock for the foreseeable future. See "Dividend Policy".
New York Stock Exchange symbol	ARX.
Risk factors

For a discussion of risks relating to our company, our business and an investment in our common stock, see "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

Conflict of interest

Affiliates of Goldman, Sachs & Co. beneficially own more than 10% of our outstanding common stock and hold a portion of our senior subordinated unsecured term loans, which may be repurchased in part with the net proceeds of this offering. Goldman, Sachs & Co. may be deemed to have a "conflict of interest" within the meaning of NASD Conduct Rule 2720, or Rule 2720, of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering will be conducted in accordance with Rule 2720. For more information, see "Underwriting—Conflict of Interest".

          The number of shares of our common stock to be outstanding immediately after this offering as set forth above is based on the number of shares outstanding at September 30, 2010.

  Unless otherwise indicated, all information in this prospectus:

  •
  assumes no exercise of the underwriters' option to purchase an additional 2,587,500 shares of common stock from us; and

  •
  gives retroactive effect to a 65,000,000-for-1 common stock split on November 18, 2010.

Summary Consolidated Financial Data

          The following table sets forth our summary consolidated financial and other operating data. The summary consolidated financial data presented below for the years ended June 30, 2008, 2009 and 2010 has been derived from our audited financial statements included elsewhere in this prospectus. The consolidated financial data for the three month periods ended September 30, 2010 and 2009 has been derived from our unaudited consolidated financial statements for those periods included elsewhere in this prospectus, and except as described in the notes thereto, have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, including usual recurring adjustments, necessary for a fair presentation of that information for such periods. The financial data presented for the interim periods is not necessarily indicative of the results for the full year.

          The consolidated financial statements presented for the three month periods ended September 30, 2010 and 2009, and for the fiscal years ended June 30, 2010 and 2009 and for the period from August 15, 2007 to June 30, 2008 represent the results of Aeroflex Holding, which was formed in connection with the Going Private Transaction, together with its consolidated subsidiaries. Aeroflex Holding is referred to after the Going Private Transaction as the Successor or Successor Entity. The consolidated financial statements for periods prior to August 15, 2007 represent Aeroflex's results prior to the Going Private Transaction, and we refer to Aeroflex prior to the Going Private Transaction as the Predecessor or Predecessor Entity. The purchase method of accounting was applied effective August 15, 2007 in connection with the Going Private Transaction. Therefore, our consolidated financial statements for periods before August 15, 2007 are presented on a different basis than those for the periods after August 14, 2007 and, as such, are not comparable.

          For comparative purposes, we have combined the period from July 1, 2007 to August 14, 2007 with the period from August 15, 2007 to June 30, 2008 to form the fiscal year ended June 30, 2008. This combination is not a GAAP presentation as it combines periods with different bases of accounting. However, we believe this presentation is useful to the reader as a comparison to the periods for the fiscal years ended June 30, 2009 and 2010.

          The summary consolidated financial data below should be read in conjunction with "Use of Proceeds", "Capitalization", "Selected Consolidated Financial Data", and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Non-GAAP Combined Predecessor and Successor
		Years Ended June 30,		Three Months Ended September 30,
	Year Ended June 30, 2008
		2009	2010	2009	2010
(Amounts in thousands)
Statement of Operations Data:
Net sales:
AMS	$302,712	$287,517	$322,151	$67,361	$77,305
ATS	340,500	311,819	332,897	62,755	78,626

Total net sales	643,212	599,336	655,048	130,116	155,931
Gross profit:
AMS	122,808	134,239	162,305	30,999	38,321
ATS	144,590	150,866	180,524	33,995	41,096

Total gross profit	267,398	285,105	342,829	64,994	79,417
Adjusted operating income(1):
AMS	74,826	63,368	89,104	15,024	18,887
ATS	46,634	50,141	67,621	7,965	6,857
General corporate expense	(10,523)	(11,377)	(9,841)	(2,931)	(2,414)

Total adjusted operating income (loss)	110,937	102,132	146,884	20,058	23,330
Operating income (loss)	(90,748)	(19,209)	67,974	(5,726)	3,203
Income (loss) from continuing operations	(115,012)	(76,688)	(12,269)	(20,543)	(5,817)
Net income (loss)	(122,341)	(76,688)	(12,269)	(20,543)	(5,817)
Other Financial Data:
Adjusted EBITDA(2)	135,077	145,340	166,130	24,546	28,411
Bookings	674,129	610,924	686,362	198,646	179,095
Backlog at end of period	251,038	271,931	305,630	340,430	336,110
Capital expenditures	14,267	18,717	21,015	3,224	4,708

	As of September 30, 2010
	Actual	As Adjusted
Balance Sheet Data:
Cash and cash equivalents	$65,130	$66,150
Marketable securities (including non-current portion)	9,806	9,806
Working capital(3)	230,340	247,785
Total assets	1,337,454	1,332,063
Long-term debt (including current portion)(4)	882,823	714,229
Stockholder's equity	157,154	338,542

(1)
Represents the operating results of our two segments based upon pre-tax operating income, before costs related to amortization of acquired intangibles, business acquisition costs, share-based compensation, restructuring expenses, lease termination costs, merger related expenses, loss on liquidation of foreign subsidiary, impairment of goodwill and other intangibles, acquired in-process research and development costs, the impact of any acquisition related adjustments and Going Private Transaction expenses. For a reconciliation of adjusted operating income to operating income calculated in accordance with GAAP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Statements of Operations", beginning on page 57.

(2)
As used herein, "EBITDA" represents income (loss) from continuing operations plus (i) interest expense, (ii) provision for income taxes and (iii) depreciation and amortization.

  We have included information concerning EBITDA in this prospectus because we believe that such information is used by certain investors, securities analysts and others as one measure of an issuer's performance and historical ability to service debt. In addition, we use EBITDA when interpreting operating trends and results of operations of our business. EBITDA is also widely used by us and others in our industry to evaluate and to price potential acquisition candidates. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to, or more meaningful than, earnings from operations, cash flows from operations or other traditional GAAP indications of an issuer's operating performance or liquidity. EBITDA has important limitations as an analytical tool and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. For example, EBITDA:

  •
  excludes certain tax payments that may represent a reduction in cash available to us;

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  does not consider capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

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  does not reflect changes in, or cash requirements for, our working capital needs; and

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  does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt.

  We also provide information with respect to Adjusted EBITDA in this prospectus. The calculation of Adjusted EBITDA is based on the definition in the credit agreement governing our senior secured credit facility and is not defined under U.S. GAAP. Our use of the term Adjusted EBITDA may vary from others in our industry. Adjusted EBITDA is not a measure of operating income (loss), performance or liquidity under U.S. GAAP and is subject to important limitations. We use Adjusted EBITDA in assessing covenant compliance under our senior secured credit facility and we believe its inclusion is appropriate to provide additional information to investors. In calculating Adjusted EBITDA, we add back certain non-cash, non-recurring or other items that are included in EBITDA and/or net income (loss). For instance, Adjusted EBITDA:

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  does not include share-based employee compensation expense, goodwill impairment charges and other non-cash charges;

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  does not include restructuring costs incurred to realize future cost savings that enhance our operations;

  •
  does not include the impact of business acquisition purchase accounting adjustments;

  •
  does not reflect Going Private Transaction, business acquisition and merger related expenses, including advisory fees that have been paid to the Sponsors following the consummation of the Going Private Transaction. See "Certain Relationships and Related Party Transactions"; and

  •
  includes other adjustments required in calculating our debt covenant compliance such as adding pro forma savings from restructuring activities, eliminating loss on liquidation of foreign subsidiary, eliminating one-time non-cash inventory adjustments and adding pro forma EBITDA, for periods prior to the acquisition date, for companies acquired during the applicable year.

  This prospectus also includes information concerning Adjusted EBITDA margin, which is defined as the ratio of Adjusted EBITDA to net sales. We present Adjusted EBITDA margin because it is used by management as a performance measurement to judge the level of Adjusted EBITDA generated from net sales in our segments and we believe its inclusion is appropriate to provide additional information to investors.

  The following table is a reconciliation of income (loss) from continuing operations to Adjusted EBITDA for the periods indicated:

	Non-GAAP Combined Predecessor and Successor
		Successor Entity
		Years Ended June 30,		Three Months Ended September 30,
	Years Ended June 30, 2008
		2009	2010	2009	2010
(Amounts in thousands)
Income (loss) from continuing operations	$(115,012)	$(76,688)	$(12,269)	$(20,543)	$(5,817)
Interest expense	74,933	83,823	83,948	21,039	21,238
Provision (benefit) for income taxes	(45,758)	(15,332)	820	(6,165)	(12,247)
Depreciation and amortization	96,694	84,426	82,696	21,246	20,886

EBITDA (unaudited)	10,857	76,229	155,195	15,577	24,060
Non-cash purchase accounting adjustments	66,510	2,749	700	278	655
Merger related expenses	41,621	4,283	2,858	693	715
Restructuring costs and related pro forma savings from such activities(a)	11,596	10,159	385	187	1,799
Share-based compensation(b)	3,337	1,955	2,076	489	513
Non-cash loss on liquidation of foreign subsidiary	—	3,112	7,696	7,696	—
Pro forma savings from management restructuring(c)	600	—	—	—	—
Impairment of goodwill and other intangibles	—	41,225	—	—	—
Gain from a bargain purchase of a business(d)	—	—	(3,993)	—	—
Business acquisition expenses	—	—	921	—	190
Other defined items(e)	556	5,628	292	(374)	479

Adjusted EBITDA (unaudited)	$135,077	$145,340	$166,130	$24,546	$28,411

Adjusted EBITDA margin	21.0%	24.3%	25.4%	18.9%	18.2%

  (a)
  Primarily reflects costs associated with the reorganization of our U.K. operations and to a lesser extent our RF and microwave operations, and the pro forma savings related thereto. Pro forma savings reflects the amount of costs that we estimate would have been eliminated during the fiscal year in which a restructuring occurred had the restructuring occurred as of the first day of that fiscal year.

  (b)
  Reflects non-cash share-based employee compensation.

  (c)
  Primarily reflects pro forma savings related to the retirement of the former chairman of Aeroflex and modifications to executive compensation arrangements upon the consummation of the Going Private Transaction.

  (d)
  The gain from a bargain purchase of Willtek reflects the excess of the fair value of net assets acquired over the purchase price. The purchase price was negotiated at such a level to be reflective of the cost of the restructuring efforts that we expect to undertake.

  (e)
  Reflects other adjustments required in calculating our debt covenant compliance. These other defined items include non-cash inventory adjustments for a discontinued product and pro forma EBITDA for periods prior to the acquisition dates for companies acquired during our fiscal year.

(3)
Working capital is defined as current assets less current liabilities.

(4)
We intend to use a portion of the net proceeds from this offering to make a capital contribution to Aeroflex to enable it to purchase a portion of its senior notes and senior subordinated unsecured term loans. Assuming the application of $190.0 million of the net proceeds of the offering after expenses to the repurchase of our senior notes and senior subordinated unsecured term loans, our pro forma long term debt after the completion of the transactions described above will be $714.2 million, assuming we are able to repurchase all of the notes and loans at 109% of the face value, the midpoint of the range. Our pro forma long term debt after the completion of the transactions described above could range from $711.2 million, assuming we are able to repurchase all of the notes and loans at the lowest price, 107% of the face value, to $717.2 million assuming we must pay the maximum purchase price, 111% of the face value. See "Use of Proceeds".

RISK FACTORS

          An investment in our common stock involves a high degree of risk. You should carefully consider the following information, together with other information in this prospectus, before buying shares of our common stock. If any of the following risks or uncertainties occur, our business, results of operations and financial condition could be materially adversely affected. In that case, the trading price of our common stock could decline and you may lose all or a part of the money you paid to buy our common stock.

Risks Relating to Our Business

A worsening of the global recession and continued credit tightening could continue to adversely affect us.

          The current global recession and continued credit tightening, including failures of financial institutions, have initiated unprecedented government intervention in the U.S., Europe and other regions of the world. If macro-economic concerns continue or worsen, our customers could experience heightened financial difficulties, and as a result, could modify, delay or cancel plans to purchase our products or services, which could cause our sales to decline, or become unable to make payment to us for amounts due and owing. In addition, our suppliers could experience credit or other financial difficulties that could result in delays in their ability to supply us with necessary raw materials, components or finished products. These conditions may make it extremely difficult for our customers, our suppliers and us to accurately forecast and plan future business activities and could result in an asset impairment. The occurrence of any of these factors could have a material adverse effect on our business, results of operations and financial condition. For example, our sales declined by approximately $44 million, or approximately 7%, between fiscal 2008 and fiscal 2009. This decline caused us to write-off approximately $41.2 million of goodwill and other intangible assets related to our RF and microwave reporting unit in the fourth quarter of fiscal 2009 due to the decrease in sales and prospects of that unit in the then current economic environment.

Our operating results may fluctuate significantly on a quarterly basis.

          Our sales and other operating results have fluctuated significantly in the past, and we expect this trend will continue. Factors which affect our results include:

  •
  the timing, cancellation or rescheduling of customer orders and shipments;

  •
  the pricing and mix of products sold;

  •
  our ability to obtain components and subassemblies from contract manufacturers and suppliers;

  •
  variations in manufacturing efficiencies; and

  •
  research and development and new product introductions.

          Many of these factors are beyond our control. Our performance in any one fiscal quarter is not necessarily indicative of any financial trends or future performance.

The cyclicality of our end user markets could harm our financial results.

          Many of the end markets we serve, including but not limited to the commercial wireless market, have historically been cyclical and have experienced periodic downturns. The factors leading to and the severity and length of a downturn are very difficult to predict and there can be no assurance that we will appropriately anticipate changes in the underlying end markets we serve or that any increased levels of business activity will continue as a trend into the future. If we fail to anticipate changes in the end markets we serve, our business, results of operations and financial condition could be materially adversely affected.

Our future operating results are dependent on the growth in our customers' businesses and on our ability to identify and enter new markets.

          Our growth is dependent on the growth in the sales of our customers' products as well as the development by our customers of new products. If we fail to anticipate changes in our customers' businesses and their changing product needs or successfully identify and enter new markets, our results of operations and financial position could be negatively impacted. We cannot assure you that the markets we serve will grow in the future, that our existing and new products will meet the requirements of these markets or that we can maintain adequate gross margins or profits in these markets. A decline in demand in one or several of our end-user markets could have a material adverse impact on the demand for our products and have a material adverse effect on our business, results of operations and financial condition.

Our industry is highly competitive and if we are not able to successfully compete, we could lose market share and our revenues could decline.

          We operate in a highly competitive industry. Current and prospective customers for our products evaluate our capabilities against the merits of our direct competitors. We compete primarily on the basis of technology and performance. For certain products, we also compete on price. Some of our competitors are well-established and have greater market share and manufacturing, financial, research and development and marketing resources than we do. We also compete with emerging companies that are attempting to sell their products in specialized markets, and with the internal capabilities of many of our significant customers, including Honeywell and BAE. There can be no assurance that we will be able to maintain our current market share with respect to any of our products. A loss of market share to our competitors could have a material adverse effect on our business, results of operations and financial condition. In addition, a significant portion of our contracts, including those with the federal government and commercial customers, are subject to commercial bidding, both upon initial issuance and subsequent renewal. If we are unable to successfully compete in the bidding process or if we fail to obtain renewal, our business, results of operations and financial condition could be materially adversely affected.

Our industry is characterized by rapid technological change, and if we cannot continue to develop, manufacture and market innovative products that meet customer requirements for performance and reliability, we may lose market share and our net sales may suffer.

          The process of developing new products for our markets is complex and uncertain, and failure to keep pace with our competitors' technological development, to develop or obtain appropriate intellectual property and to anticipate customers' changing needs and emerging technological trends accurately could significantly harm our results of operations. We must make long-term investments and commit significant resources before knowing whether our predictions will eventually result in products that the market will accept. We must accurately forecast volumes, mix of products and configurations that meet customer requirements, and we may not succeed. If we do not succeed, we may be left with inventories of obsolete products or we may not have enough of some products available to meet customer demand, which could lead to reduced sales and higher expenses.

We design custom products to meet specific requirements of our customers. The amount and timing of revenue from such products can affect our quarterly operating results.

          The design and sales cycle for our custom products, from initial contact by our sales force to the commencement of shipments of those products in commercial quantities, may be lengthy. In this process, our sales and application engineers work closely with the customer to analyze the customer's system requirements and establish a technical specification for the custom product. We then select a process, evaluate components, and establish assembly and test procedures before manufacturing in commercial quantities can begin. The length of this cycle is influenced by many factors, including the difficulty of the technical specification, the novelty and complexity of the design and the customer's procurement processes. Our customers typically do not commit to purchase significant quantities of the custom product until they are ready to commence volume shipments of their own system or equipment. Our receipt of substantial revenue from sales of a custom product often depends on that customer's commercial success in manufacturing and selling its system or equipment that incorporates our custom product. As a result, a significant period may elapse between our investment of time and resources in designing and developing a custom product and our receipt of substantial revenue from sales of that custom product.

          The length of this process may increase the risk that a customer will decide to cancel or change its plans related to its system or equipment. Such a cancellation or change in plans by a customer could cause us to lose anticipated sales. In addition, our business, results of operations and financial condition could be materially adversely affected if a significant customer curtails, reduces or delays orders during our sales cycle, chooses not to release its system or equipment that contains our custom products, or is not successful in the sale and marketing of its system or equipment that contains our custom products.

          Additionally, some customers may be unlikely to change their supplier due to the significant costs associated with qualifying a new supplier and potentially redesigning their system or equipment. So, if we fail to achieve initial design wins in the customer's qualification process, we may not regain the opportunity for significant sales to this customer for a lengthy period of time.

Our major customers account for a sizable portion of our revenue, and the loss of, or a reduction in, orders from these customers could result in a decline in revenue.

          Revenue derived from our 10 largest customers as a percentage of our annual revenue was 34% for the twelve months ended September 30, 2010. Our major customers often use our products in multiple systems or programs, sometimes developed by different business units within the customer's organization, each having differing product life cycles, end customers and market dynamics. While the composition of our top 10 customers varies from year to year, we expect that sales to a limited number of customers will continue to account for a significant percentage of our revenue for the foreseeable future. It is possible that any of our major customers could terminate its purchasing arrangements with us or significantly reduce or delay the amount of our products that it orders, purchase products from our competitors or develop its own products internally. The loss of, or a reduction in, orders from any major customer could cause a decline in our overall revenue and have a material adverse effect on our business, results of operations and financial condition.

In the event that certain of our customers encounter financial difficulties and fail to pay us, it could adversely affect our business, results of operations and financial condition.

          We manufacture products to customer specifications and generally purchase raw materials in response to customer orders. In addition, we may commit significant amounts of capital to maintain inventory in anticipation of customer orders. In the event that our customers for whom we maintain inventory experience financial difficulties, we may be unable to sell such inventory at its current profit margin, if at all. In such an event, our gross margins would decline. In addition, if the financial condition of a significant portion of our customer base deteriorates, resulting in an impairment of their ability to pay us amounts owed in respect of a significant amount of outstanding receivables, our business, results of operations and financial condition could be materially adversely affected.

We rely on sales to federal government entities under prime contracts and subcontracts. A loss or reduction of such contracts, a failure to obtain new contracts or a reduction of sales under such contracts could have a material adverse effect on our business.

          We derived approximately 33% of our net sales for the twelve months ended September 30, 2010 from contracts with agencies of the federal government or subcontracts with prime defense contractors or subcontractors of the federal government. The loss or significant curtailment of any of these government contracts or subcontracts, or failure to exercise renewal options or enter into new contracts or subcontracts, could have a material adverse effect on our business, results of operations and financial condition. Continuation and the exercise of renewal options on existing government contracts and subcontracts and new government contracts and subcontracts are, among other things, contingent upon the availability of adequate funding for the various federal government agencies with which we and prime government contractors do business. Changes in federal government spending could directly affect our financial performance. Among the factors that could impact federal government spending and which would reduce our federal government contracting and subcontracting business are:

  •
  a significant decline in, or reapportioning of, spending by the federal government;

  •
  changes, delays or cancellations of federal government programs or requirements;

  •
  the adoption of new laws or regulations that affect companies that provide services to the federal government;

  •
  federal government shutdowns or other delays in the government appropriations process;

  •
  curtailment of the federal government's use of third-party service firms;

  •
  changes in the political climate, including with regard to the funding or operation of the services we provide; and

  •
  general economic conditions.

          Overall spending by the U.S. DoD is forecast to increase only slightly from $693 billion in fiscal 2009 to $708 billion in fiscal 2010, and budget rebalancing may reduce expenditures to $616 billion in 2012. In addition, if the current presidential administration were to reorder its budgetary priorities resulting in a general decline in U.S. defense spending, it could cause federal government agencies to reduce their purchases under contracts, exercise their rights to terminate contracts in whole or in part, to issue temporary stop work orders or decline to exercise options to renew contracts, all of which could harm our operations and significantly reduce our future revenues.

Federal government contracts may be terminated by the federal government at any time prior to their completion and contain other unfavorable provisions, which could lead to unexpected loss of sales and reduction in backlog.

          Under the terms of federal government contracts, the federal government may unilaterally:

  •
  terminate or modify existing contracts;

  •
  reduce the value of existing contracts through partial termination;

  •
  delay the payment of our invoices by government payment offices;

  •
  audit our contract-related costs; and

  •
  suspend us from receiving new contracts pending resolution of any alleged violations of procurement laws or regulations.

          The federal government can terminate or modify any of its contracts with us or its prime contractors either for its convenience, or if we or its prime contractors default, by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and have a material adverse effect on our ability to compete for future contracts and subcontracts. If the federal government or its prime contractors terminate and/or materially modify any of our contracts or if any applicable options are not exercised, our failure to replace sales generated from such contracts would result in lower sales and could adversely affect our earnings, which could have a material adverse effect on our business, results of operations and financial condition.

          Our backlog as of September 30, 2010 was approximately $336.1 million, of which approximately 51% represented firm contracts with agencies of the U.S. government or prime defense contractors or subcontractors of the U.S. government. There can be no assurance that any of the contracts comprising our backlog will result in actual sales in any particular period or that the actual sales from such contracts will equal our backlog estimates. Furthermore, there can be no assurance that any contract included in our estimated backlog that generates sales will be profitable.

Our business could be adversely affected by a negative audit or other actions, including suspension or debarment, by the federal government.

          As a federal government contractor, we must comply with and are affected by laws and regulations relating to the formation, administration and performance of government contracts. These laws and regulations affect how we do business with the federal government and our prime government contractors and subcontractors, and in some instances, impose added costs on our business. Federal government agencies routinely audit and investigate government contractors. These agencies review each contractor's contract performance, cost structure and compliance with applicable laws, regulations and standards. Such agencies also review the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed.

          In addition, government contract payments received by us for allowable direct and indirect costs are subject to adjustment after audit by government auditors and repayment to the government if the payments exceed allowable costs as defined in the government contracts.

          As a federal government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which companies with solely commercial customers are not subject, the results of which could have a material adverse effect on our operations. If we were suspended or prohibited from contracting with the federal government generally, or any significant federal government agency specifically, if our reputation or relationship with federal government agencies were impaired or if the federal government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, results of operations and financial condition could be materially adversely affected.

          Under some of our government contracts, we are required to maintain secure facilities and to obtain security clearances for personnel involved in performance of the contract, in compliance with applicable federal standards. If we were unable to comply with these requirements, or if personnel critical to our performance of these contracts were to lose their security clearances, we might be unable to perform these contracts or compete for other projects of this nature, which could adversely affect our revenue.

Our federal government contracts are subject to competitive bidding, both upon initial issuance and subsequent renewal. If we are unable to successfully compete in the bidding process or if we fail to receive renewal, it could have a material adverse effect on our business, results of operations and financial condition.

          A significant portion of our federal government contracts are awarded through a competitive bidding process, including upon renewal, and we expect that this will continue to be the case. There often is significant competition and pricing pressure as a result of this process.

          The competitive bidding process presents a number of risks such as:

  •
  we must expend substantial funds and time to prepare bids and proposals for contracts, which could detract attention from other parts of our business;

  •
  we may be unable to estimate accurately the resources and cost that will be required to complete any contract we win, which could result in substantial cost overruns; and

  •
  we may encounter expense and delay if our competitors protest or challenge awards of contracts to us, and any such protest or challenge could result in a requirement to resubmit bids on modified specifications or in termination, reduction or modification of the awarded contract.

          The government contracts for which we compete typically have multiple option periods, and if we fail to win a contract, we generally will be unable to compete again for that contract for several years. If we fail to win new contracts or to receive renewal contracts, such failure could have a material adverse effect on our business, results of operations and financial condition.

New products are subject to greater technology, design and operational risks, and a delay in introducing new products could harm our competitive position.

          Our future success is highly dependent upon the timely development and introduction of competitive new products at acceptable margins. However, there are greater design and operational risks associated with new products. The inability of our suppliers to produce advanced products, delays in commencing or maintaining volume shipments of new products, the discovery of product, process, software, or programming defects or failures and any related product returns could each have a material adverse effect on our business, financial condition, and results of operation.

          We have experienced from time to time in the past, and expect to experience in the future, difficulties and delays in achieving satisfactory, sustainable yields on new products. Yield problems increase the cost of our new products as well as the time it takes us to bring them to market, which can create inventory shortages and dissatisfied customers. Any prolonged inability to obtain adequate yields or deliveries of new products could have a material adverse effect on our business, results of operations and financial condition.

Our failure to detect unknown defects in our products could materially harm our relationship with customers, our reputation and our business.

          We may not be able to anticipate all of the possible performance or reliability problems that could arise with our existing or new products, which could result in significant product liability or warranty claims. In addition, any defects found in our products could result in a loss of sales or market share, failure to achieve market acceptance, injury to our reputation, indemnification claims, litigation, increased insurance costs and increased service costs, any of which could discourage customers from purchasing our products and materially harm our business.

          Our purchase agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. However, the limitation of liability provisions contained in these agreements may not be effective as a result of federal, state or local laws, or ordinances or unfavorable judicial decisions in the United States or other countries. The insurance we maintain to protect against claims associated with the use of our products may not adequately cover all claims asserted against us. In addition, even if ultimately unsuccessful, such claims could result in costly litigation, divert our management's time and resources, and damage our customer relationships.

Our AMS segment depends on third-party contractors to fabricate semiconductor products and we outsource other portions of our business; a failure to perform by these third parties may adversely affect our ability to bring products to market and damage our reputation.

          As part of our efforts to minimize the amount of required capital investment in facilities, equipment and labor and increase our ability to quickly respond to changes in technology and customer requirements, our AMS segment outsources its semiconductor fabrication processes and we outsource certain other manufacturing and engineering functions to third parties. This reliance on third-party manufacturers and engineers involves significant risks, including lack of control over capacity allocation, delivery schedules, the resolution of technical difficulties and the development of new processes. We rely heavily on our third-party manufacturers to be able to deliver materials, know-how and technology to us without encumbrances. Disputes regarding the ownership of or rights in certain third-party intellectual property may preclude our third-party manufacturers from fulfilling our requirements at a reasonable cost or, in some cases, at all. A shortage of raw materials or production capacity could lead any of our third-party manufacturers to allocate available capacity to other customers, or to internal uses. If these third parties fail to perform their obligations in a timely manner or at satisfactory quality and cost levels, our ability to bring products to market and our reputation could suffer and our costs could increase. For example, during a market upturn, our contract manufacturers may be unable to meet our demand requirements, which may preclude us from fulfilling our customers' orders on a timely basis, which could lead to a loss in sales. The ability of these third parties to perform is largely outside of our control.

Non-performance by our suppliers may adversely affect our operations.

          Because we purchase various types of raw materials and component parts from suppliers, we may be materially and adversely affected by the failure of those suppliers to perform as expected. This non-performance may consist of delivery delays or failures caused by production issues or delivery of non-conforming products. The risk of non-performance may also result from the insolvency or bankruptcy of one or more of our suppliers. Our efforts to protect against and to minimize these risks may not always be effective. We may occasionally seek to engage new suppliers with which we have little or no experience. The use of new suppliers can pose technical, quality and other risks.

We use specialized technologies and know-how to design, develop and manufacture our products. Our inability to protect our intellectual property could hurt our competitive position, harm our reputation and adversely affect our results of operations.

          As a technology company, we rely on our patents, trademarks, copyrights, trade secrets, and proprietary know-how and concepts. We attempt to protect our intellectual property rights, both in the United States and in foreign countries, through a combination of patent, trademark, copyrights and trade secret laws, as well as confidentiality agreements. Because of the differences in foreign trademark, copyright, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition. We believe that while the protection afforded by patent, trademark, copyright and trade secret laws may provide some advantages, the competitive position of participants in our industry is principally determined by such factors as the technical and creative skills of their personnel, the frequency of their new product developments and their ability to anticipate and rapidly respond to evolving market requirements. To the extent that a competitor effectively uses its intellectual property portfolio, including patents, to prevent us from selling products that allegedly infringe such competitor's products, our results of operations could be materially adversely affected.

          We have from time to time applied for patent protection relating to certain existing and proposed products, processes and services, but we do not have an active patent application strategy. When we do apply for patents, we generally apply in those countries where we intend to make, have made, use or sell patented products; however, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any of our patent applications will be approved. We also cannot assure you that the patents issued as a result of our foreign patent applications will have the same scope of coverage as our United States patents. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.

          Some of our proprietary technology may have been developed under, or in connection with, U.S. government contracts or other federal funding agreements. With respect to technology developed under such agreements, the U.S. government may retain a nonexclusive, non-transferable, irrevocable, paid-up license to use the technology on behalf of the United States throughout the world. In addition, the U.S. government may obtain additional rights to such technology, or our ability to exploit such technology may be limited.

          We rely on our trademarks, tradenames and brand names to distinguish our products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products and services, which could result in loss of brand recognition, and could require us to devote resources towards marketing new brands. Further, we cannot assure you that we will have adequate resources to enforce our trademarks.

          We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our sales could decrease.

If third parties claim that we infringe upon or misappropriate their intellectual property rights, our net sales, gross margins and expenses could be adversely affected.

          We face the risk of claims that we have infringed or misappropriated third parties' intellectual property rights. We are currently involved in various litigation matters involving claims of patent infringement and trade secret misappropriation. Any claims of patent or other intellectual property infringement, even those without merit, could:

  •
  be expensive and time consuming to defend;

  •
  cause us to cease making or using products that incorporate the challenged intellectual property;

  •
  require us to redesign, reengineer or rebrand our products, if feasible;

  •
  divert management's attention and resources; and

  •
  require us to enter into licensing agreements in order to obtain the right to use a third party's intellectual property.

          Any licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license agreements, or stop the sale of certain products, which could adversely affect our net sales, gross margins and expenses and harm our future prospects.

          Many patent applications in the United States are maintained in secrecy for a period of time after they are filed, and therefore there is a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third party patent once that patent is issued.

We license third-party technologies for the development of certain of our products, and if we fail to maintain these licenses or are unable to secure alternative licenses on reasonable terms, our business could be adversely affected.

          We license third-party technologies that are integrated into certain of our products. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies fail to operate properly, we may not be able to secure alternatives in a timely manner and our ability to make these products could be harmed. In addition, licensed technology may be subject to claims that it infringes others' technology, and we may lose access to or have restrictions placed on our use of the licensed technology. Certain technology, which we license, has been, or is currently, subject to such claims.

          Our licenses of third-party technologies have certain requirements that we must meet to maintain the license. For instance, if we fail to meet certain minimum royalty or purchase amounts, or meet delivery deadlines, certain licenses may be converted from an exclusive license to a non-exclusive license, thus allowing the licensors to license the technology to our competitors. We cannot guarantee that third-party technologies that we license will not be licensed to our competitors. In the future, we may need to obtain additional licenses, renew existing license agreements or otherwise replace existing technology. We are unable to predict whether these license agreements can be obtained or renewed or the technology can be replaced on acceptable terms, or at all. In addition, if we are unable to successfully license technology from third parties to develop future products, we may not be able to develop such products in a timely manner or at all.

As part of our business strategy, we may complete acquisitions or divest non-strategic businesses and product lines and undertake restructuring efforts. These actions could adversely affect our business, results of operations and financial condition.

          As part of our business strategy, we engage in discussions with third parties regarding, and enter into agreements relating to, acquisitions, joint ventures and divestitures in order to manage our product and technology portfolios and further our strategic objectives. We also continually look for ways to increase the profitability of our operations through restructuring efforts and to consolidate operations across facilities where synergies exist. In order to pursue this strategy successfully, we must identify suitable acquisition, alliance or divestiture candidates, complete these transactions, some of which may be large and complex, and integrate acquired companies. Integration and other risks of acquisitions can be more pronounced for larger and more complicated transactions, or if multiple acquisitions are pursued simultaneously.

          The integration of acquisitions may make the completion and integration of subsequent acquisitions more difficult. However, if we fail to identify and complete these transactions, we may be required to expend resources to internally develop products and technology or may be at a competitive disadvantage or may be adversely affected by negative market perceptions, which may have a material adverse effect on our business, results of operations and financial condition.

          Acquisitions may require us to integrate different company cultures, management teams and business infrastructures and otherwise manage integration risks. Even if an acquisition is successfully integrated, we may not receive the expected benefits of the transaction.

          A successful sale or divestiture depends on various factors, including our ability to effectively transfer assets and liabilities, contracts, facilities and employees to the purchaser, identify and separate the intellectual property to be divested from the intellectual property that we wish to keep and reduce fixed costs previously associated with the divested assets of the business.

          Managing acquisitions and divestitures requires varying levels of management resources, which may divert management's attention from our other business operations. Acquisitions, including abandoned acquisitions, also may result in significant costs and expenses and charges to earnings.

          Restructuring activities may result in business disruptions and may not produce the full efficiency and cost reduction benefits anticipated. Further, the benefits may be realized later than expected and the cost of implementing these measures may be greater than anticipated. If these measures are not successful, we may need to undertake additional cost reduction efforts, which could result in future charges. Moreover, we could experience business disruptions with customers and elsewhere if our cost reduction and restructuring efforts prove ineffective, and our ability to achieve our other strategic goals and business plans as well as our business, results of operations and financial condition could be materially adversely affected.

We rely on the significant experience and specialized expertise of our senior management and engineering staff and must retain and attract qualified engineers and other highly skilled personnel in order to grow our business successfully.

          Our performance is substantially dependent on the continued services and performance of our senior management and our highly qualified team of engineers, many of whom have numerous years of experience and specialized expertise in our business. In order to be successful, we must retain and motivate executives and other key employees, including those in managerial, technical, marketing and information technology support positions. In particular, our product generation efforts depend on hiring and retaining qualified engineers. Attracting and retaining skilled workers and qualified sales representatives is also critical to us. Experienced management and technical, marketing and support personnel in the microelectronics and test solutions industries are in demand and competition for their talents is intense. Employee retention may be a particularly challenging issue following acquisitions or divestitures since we also must continue to motivate employees and keep them focused on our strategies and goals, which may be particularly difficult due to the potential distractions related to integrating the acquired operations or divesting businesses to be sold. If we lose the services of any key personnel, our business, results of operations and financial condition could be materially adversely affected.

We may be required to make significant payments to members of our management in the event their employment with us is terminated.

          We are a party to employment agreements with each of Leonard Borow, our President and Chief Executive Officer, John Buyko, our Executive Vice President and President of our AMS division, John Adamovich, our Chief Financial Officer and Senior Vice President, Charles Badlato, our Vice President—Treasurer, and Carl Caruso, our Vice President—Manufacturing. In the event we terminate the employment of any of these executives, or in certain cases, if such executives terminate their employment with us, such executives will be entitled to receive certain severance and related payments. At October 30, 2010 the maximum aggregate amount payable by us to Messrs. Borow, Buyko, Adamovich, Badlato and Caruso upon the termination of their respective employment agreements with us is $14.6 million.

We rely on our information technology systems to manage numerous aspects of our business and a disruption of these systems could adversely affect our business.

          Our information technology, or IT, systems are an integral part of our business. We depend on our IT systems for scheduling, sales order entry, purchasing, materials management, accounting and production functions. Our IT systems also allow us to ship products to our customers on a timely basis, maintain cost-effective operations and provide a high level of customer service. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all eventualities. A serious disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently, which in turn could have a material adverse effect on our business, results of operations and financial condition.

Due to the international nature of our business, political or economic changes could harm our future sales, expenses and financial condition.

          Our future sales, costs and expenses could be adversely affected by a variety of international factors, including:

  •
  changes in a country's or region's political or economic conditions;

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  longer accounts receivable cycles;

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  trade protection measures;

  •
  unexpected changes in regulatory requirements;

  •
  differing technology standards and/or customer requirements; and

  •
  import or export licensing requirements, which could affect our ability to obtain favorable terms for components or lead to penalties or restrictions.

          For the twelve months ended September 30, 2010, sales of our products to foreign customers accounted for approximately 43% of our net sales. As of September 30, 2010, we employed approximately 810 employees overseas. In addition, a portion of our product and component manufacturing, along with key suppliers, is located outside of the United States, and also could be disrupted by some of the international factors described above.

Certain of our products may be controlled by the International Traffic in Arms Regulations and the Export Administration Regulations, which may adversely affect our business, results of operations and financial condition.

          We are subject to the International Traffic in Arms Regulations, or ITAR. The ITAR requires export licenses from the U.S. Department of State for products shipped outside the U.S. that have military or strategic applications. In this connection, we have filed certain Voluntary Disclosures with the Directorate of Defense Trade Controls, U.S. Department of State describing possible inadvertent violations involving, among other things, the unlicensed export of controlled products to end-users in a number of countries, including China and Russia. We have also identified other ITAR noncompliance in the pre-acquisition business activities of certain recently acquired companies. These matters have been formally disclosed to the U.S. Department of State. See "Business—Legal Proceedings".

          Compliance with the directives of the U.S. Department of State may result in substantial legal and other expenses and the diversion of management time. In the event that a determination is made that we or any entity we have acquired has violated the ITAR with respect to any matters, we may be subject to substantial monetary penalties that we are unable to quantify at this time, and/or suspension or revocation of our export privileges and criminal sanctions, which may have a material adverse effect on our business, results of operations and financial condition.

          We are also subject to the Export Administration Regulations, or EAR. The EAR regulates the export of certain "dual use" items and technologies and, in some instances, requires a license from the U.S. Department of Commerce.

We are exposed to foreign currency exchange rate risks that could adversely affect our business, results of operations and financial condition.

          We are exposed to foreign currency exchange rate risks that are inherent in our sales commitments, anticipated sales, and assets and liabilities that are denominated in currencies other than the U.S. dollar. Our exposure to foreign currency exchange rates relates primarily to the British pound and the Euro. For the twelve months ended September 30, 2010, sales of our products to foreign customers accounted for approximately 43% of our net sales. In addition, a portion of our product and component manufacturing, along with key suppliers, are located outside of the United States. Failure to sufficiently hedge or otherwise manage foreign currency risks properly could have a material adverse effect on our business, results of operations and financial condition.

Compliance with and changes in environmental, health and safety laws regulating the present and past operations of our business and the business of predecessor companies could increase the costs of producing our products and expose us to environmental claims.

          Our business is subject to numerous federal, state, local and foreign laws and regulations concerning environmental, health and safety matters, including those relating to air emissions, wastewater discharges and the generation, handling, use, storage, transportation, treatment and disposal of, or exposure to, hazardous substances. Violations of such laws and regulations can lead to substantial fines and penalties and other civil or criminal sanctions. We incur costs associated with compliance with these laws and regulations and we face risks of additional costs and liabilities including those related to the investigation and remediation of, or claims for personal injuries or property damages associated with, past or present contamination, at current as well as former properties utilized by us and at third-party disposal sites, regardless of fault or the legality of the original activities that led to such contamination.

          In addition, future developments, such as changes in laws and regulations or the enforcement thereof, more stringent enforcement or interpretation thereof and claims for property damage or personal injury could cause us to incur substantial losses or expenditures. Although we believe we are materially compliant with all applicable current laws and regulations, any new or modified laws or regulations, or the discovery of any currently unknown non-compliance or contamination, could increase the cost of producing our products, which could have a material adverse effect on our business, results of operations and financial condition.

Efforts to comply with the Sarbanes-Oxley Act of 2002 will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

          The Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the Securities and Exchange Commission that are applicable to us have increased the scope, complexity and cost of our corporate governance, reporting and disclosure practices. We could also experience greater outside and internal costs as a result of our continuing efforts to comply with the Sarbanes-Oxley Act, including Section 404. The effort to comply with these obligations may divert management's attention from other business concerns, which could adversely affect our operating performance. In addition, we may identify significant deficiencies or material weaknesses that we cannot remedy in a timely manner.

We are subject to unanticipated market conditions that could adversely affect our available working capital and financial position.

          We hold investments in certain auction rate securities, or ARS. Beginning in February 2008, auctions for the resale of ARS have ceased to reliably support the liquidity of these securities. We cannot be certain that liquidity will be restored in the foreseeable future or at all. We may not be able to access cash by selling these securities for which there is insufficient demand without a loss of principal until a future auction for these investments is successful, a secondary market emerges, they are redeemed by their issuer or they mature. These securities are classified as non-current assets. In addition, the value of such investments could potentially be impaired on a temporary or other-than-temporary basis. If it is determined that the value of the investment is impaired on an other-than-temporary basis, we would be required to write down the investment to its fair value and record a charge to earnings for the amount of the impairment. As of September 30, 2010, we held ARS with a par value of $11.1 million and a fair value of $9.8 million.

Changes in tax rates or policies or changes to our tax liabilities could affect operating results.

          We are subject to taxation in the United States and various other countries, including the United Kingdom, Sweden, Germany and China. Significant judgment is required to determine and estimate our worldwide tax liabilities and our future annual and quarterly tax rates could be affected by numerous factors, including changes in the applicable tax laws, composition of earnings in countries or states with differing tax rates, repatriation of foreign earnings to the United States or our valuation and utilization of deferred tax assets and liabilities. In addition, we are subject to regular examination of our income tax returns by the Internal Revenue Service and other taxing authorities. Although we believe our tax estimates are reasonable, we regularly evaluate the adequacy of our provision for income taxes, and there can be no assurance that any final determination by a taxing authority will not result in additional tax liability which could have a material adverse effect on our results of operations.

Accounting standards periodically change and the application of our accounting policies and methods may require management to make estimates about matters that are uncertain.

          The regulatory bodies that establish accounting standards, including, among others, the Financial Accounting Standards Board and the SEC, periodically revise or issue new financial accounting and reporting standards that govern the preparation of our consolidated financial statements. The effect of such revised or new standards on our consolidated financial statements can be difficult to predict and can materially impact how we record and report our results of operations and financial condition. In addition, our management must exercise judgment in appropriately applying many of our accounting policies and methods so they comply with generally accepted accounting principles. In some cases, the accounting policy or method chosen might be reasonable under the circumstances and yet might result in our reporting materially different amounts than would have been reported if we had selected a different policy or method. Accounting policies are critical to fairly presenting our results of operations and financial condition and may require management to make difficult, subjective or complex judgments about matters that are uncertain.

Our operations are subject to business interruptions and casualty losses.

          Our business is subject to numerous inherent risks, particularly unplanned events such as inclement weather, explosions, fires, terrorist acts, other accidents, equipment failures and transportation interruptions. While our insurance coverage could offset losses relating to some of these types of events, our business, results of operations and financial condition could be materially adversely affected to the extent any such losses are not covered by our insurance.

Risks Related to Our Indebtedness

Instability in financial markets could adversely affect our ability to access additional capital.

          In recent years, the volatility and disruption in the capital and credit markets have reached unprecedented levels. If these conditions continue or worsen, there can be no assurance that we will not experience a material adverse effect on our ability to borrow money, including under our senior secured credit facility, or have access to capital, if needed. Although our lenders have made commitments to make funds available to us in a timely fashion, our lenders may be unable or unwilling to lend money. In addition, if we determine that it is appropriate or necessary to raise capital in the future, the future cost of raising funds through the debt or equity markets may be more expensive or those markets may be unavailable. If we were unable to raise funds through debt or equity markets, it could have a material adverse effect on our business, results of operations and financial condition.

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations.

          We have a significant amount of indebtedness. As of September 30, 2010, on a consolidated pro forma basis after giving effect to this offering and assuming our purchase of senior notes and senior subordinated unsecured term loans on the terms least favorable to us as set forth in "Use of Proceeds", we had $717.2 million of debt outstanding, including approximately $489.1 million of secured debt under our senior secured credit facility, $130.2 million of aggregate principal amount of senior notes under the indenture governing our senior notes and $97.2 million of subordinated unsecured debt under our senior subordinated unsecured credit facility. Additionally, as of September 30, 2010, we had the ability to borrow an additional $50.0 million under the revolving portion of our senior secured credit facility.

          Our substantial indebtedness could have important consequences. For example, it could:

  •
  make it more difficult for us to satisfy our obligations;

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  increase our vulnerability to general adverse economic and industry conditions;

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  require us to dedicate a substantial portion of our worldwide cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  place us at a competitive disadvantage compared to our competitors that have less debt;

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  limit our ability to borrow additional funds; and

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  adversely impact our ability to comply with the covenants and restrictions in our debt agreements, and, in turn, could result in a default under our debt agreements.

Increases in interest rates could increase interest costs under our senior secured credit facility.

          Our senior secured credit facility bears interest at variable rates. As of September 30, 2010, we had $489.1 million outstanding under the term loan portion of our senior secured credit facility, the un-hedged portion of which is subject to variable interest rates. Each change of 1% in interest rates would result in a $3.7 million change in our annual interest expense on the un-hedged portion of the term loan borrowings and a $507,000 change in our annual interest expense on the revolving loan borrowings, assuming the entire $50.0 million under the revolving portion of our senior secured credit facility was outstanding. Any debt we incur in the future may also bear interest at variable rates.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

          We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our debt allow us to incur substantial amounts of additional debt, subject to certain limitations. For example, we have up to $50.0 million of availability under the revolving portion of our senior secured credit facility and we have the ability to increase the aggregate amount of our senior secured credit facility by up to an aggregate amount equal to the greater of (i) $75.0 million and (ii) such greater amount if as of the last day of the most recently ended fiscal quarter, the senior secured leverage ratio would be 3.75:1 or less after giving effect to such greater amount as if such greater amount were drawn in its entirety as of such date, in each case without the consent of any person other than the institutions agreeing to provide all or any portion of such increase. If new indebtedness is added to our and our subsidiaries' current debt levels, the related risks that we and they now face would intensify.

To service our indebtedness and other obligations, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

          Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

          Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our senior secured credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. In addition, to the extent we have consolidated excess cash flow, as defined in the credit agreement governing our senior secured credit facility, we must use specified portions of the excess cash flow to prepay the senior secured credit facility. We may need to refinance all or a portion of our indebtedness on or before the maturity thereof. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

          In addition, if for any reason we are unable to meet our debt service obligations, we would be in default under the terms of our agreements governing our outstanding debt. If such a default were to occur, the lenders under our senior secured credit facility could elect to declare all amounts outstanding under our senior secured credit facility immediately due and payable, and the lenders would not be obligated to continue to advance funds to us. In addition, if such a default were to occur, any amounts then outstanding under the senior subordinated unsecured credit facility or senior notes could become immediately due and payable. If the amounts outstanding under these debt agreements are accelerated, our assets may not be sufficient to repay in full the amounts owed to our debt holders.

Our senior secured credit facility, our senior subordinated unsecured credit facility and the indenture governing our senior notes impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions.

          Our senior secured credit facility, our senior subordinated unsecured credit facility and the indenture governing the senior notes contain restrictions on our activities, including but not limited to covenants that restrict us and our restricted subsidiaries, as defined in our senior subordinated unsecured credit facility, from:

  •
  incurring additional indebtedness and issuing disqualified stock or preferred stock;

  •
  making certain investments or other restricted payments;

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  paying dividends and making other distributions with respect to capital stock, or repurchasing, redeeming or retiring capital stock or subordinated debt;

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  selling or otherwise disposing of our assets;

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  under certain circumstances, issuing or selling equity interests;

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  creating liens on our assets;

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  consolidating or merging with, or acquiring in excess of specified annual limitations, another business, or selling or disposing of all or substantially all of our assets; and

  •
  entering into certain transactions with our affiliates.

          In addition, under our senior secured credit facility, we are required to comply with a maximum total leverage ratio test. If we fail to maintain compliance with the maximum total leverage ratio test under our senior secured credit facility and do not remedy any non-compliance through the issuance of additional equity interests pursuant to the limited cure right set forth therein, we will be in default. The senior secured credit facility also requires us to use specified portions of our consolidated excess cash flow, as defined in the agreement governing our senior secured credit facility, to prepay the senior secured credit facility.

          The restrictions in our senior secured credit facility, the senior subordinated unsecured credit facility and the indenture governing the senior notes may prevent us from taking actions that we believe would be in the best interest of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We also may incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We may not be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements, and we may not be able to refinance our debt on terms acceptable to us, or at all. The breach of any of these covenants and restrictions could result in a default under our senior secured credit facility, our senior subordinated unsecured credit facility and the indenture governing our senior notes. An event of default under our debt agreements could permit our lenders to declare all amounts borrowed from them to be due and payable.

Aeroflex Holding is a holding company with no significant business operations of its own and depends on its subsidiaries for cash.

          Aeroflex Holding is a holding company with no significant business operations of its own. Our subsidiaries conduct all of our operations and own substantially all of our assets. Dividends and cash from our subsidiaries will be our principal sources of cash to repay indebtedness and fund operations. Accordingly, our ability to repay our indebtedness and fund operations is dependent on the earnings and the distribution of funds from our subsidiaries. In addition, Aeroflex, our direct subsidiary and primary obligor under our outstanding indebtedness, is also dependent to a significant extent on the cash flow of its subsidiaries in order to meet its debt service obligations.

          The agreements governing our debt instruments significantly restrict our subsidiaries from paying dividends and otherwise transferring cash or other assets to us. In addition, some of our subsidiaries are subject to minimum regulatory capital requirements, which may limit their ability to pay dividends or distributions or make loans to us. Furthermore, our subsidiaries are permitted under the agreements governing our debt instruments to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us.

          Our subsidiaries are separate and distinct legal entities. Any right we have to receive any assets of or distributions from any of our subsidiaries upon the bankruptcy, dissolution, liquidation or reorganization of any such subsidiary, or to realize proceeds from the sale of their assets, will be junior to the claims of that subsidiary's creditors, including trade creditors and holders of debt issued by that subsidiary.

Risks Related to the Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If the stock price fluctuates after this offering, you could lose a significant part of your investment.

          Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price was determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. In addition, the underwriters have an option to purchase up to an additional 2,587,500 shares of common stock from us. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

  •
  the failure of securities analysts to cover our common stock after this offering, or changes in financial estimates or recommendations by analysts;

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  actual or anticipated variations in our or our competitors' operating results;

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  failure by us or our competitors to meet analysts' projections or guidance that we or our competitors may give the market;

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  future sales of our common stock;

  •
  investor perceptions of us and the industry;

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  the public's reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;

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  general economic conditions; and

  •
  the other factors described elsewhere in these "Risk Factors".

          As a result of these factors, investors in our common stock may experience a decrease, which could be substantial, in the value of their investment, including decreases unrelated to our operating performance or prospects. In addition, the stock market has at certain times, including recently, experienced extreme price and volume fluctuations. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of publicly traded shares of a company, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources, which could materially and adversely harm our results of operations and financial condition.

We are controlled by the Sponsors, whose interests may not be aligned with yours.

          Prior to the completion of this offering, the Sponsors own 83.5% of the outstanding membership interests in our controlling stockholder, the parent LLC. After giving effect to this offering, assuming an offering of 17,250,000 shares of our common stock by us, the Sponsors will indirectly control approximately 65.8% of our common stock. As a result, the Sponsors will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. In connection with this offering, we also will enter into a director designation agreement that will provide for the right of the parent LLC to nominate designees to our board of directors. See "Certain Relationships and Related Party Transactions—Director Designation Agreement". In addition, the limited liability company agreement of the parent LLC, as described under "Certain Relationships and Related Party Transactions", provides that the parent LLC may not permit us to take certain actions without the consent of each of the Sponsors. Seven of our thirteen directors at the time of this offering are either employees of or advisors to the Sponsors, as described under "Management". The Sponsors will also have sufficient voting power to amend our organizational documents. The interests of the Sponsors may not coincide with the interests of other holders of our common stock.

          Additionally, each of the Sponsors is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsors may also pursue, for their own accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Our Amended and Restated Certificate of Incorporation will renounce our interest and expectancy in corporate opportunities presented to the parent LLC or any of its members, including the Sponsors, or any of their respective officers, directors, agents, employees, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries), or any of our directors who is not an employee (other than opportunities presented to such directors in writing solely in their capacity as our director) and will provide that none of such persons or entities have any duty to disclose such potential corporate opportunities to us or refrain from competing with us, even if such opportunities are ones we or our subsidiaries might reasonably be deemed to have pursued or had the desire to pursue. Furthermore, such persons or entities may take such corporate opportunities for themselves or offer them to other persons or entities. Our Sponsors may also consider combining our operations with those of another company. So long as the Sponsors continue to own a significant amount of the outstanding shares of our common stock, they will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

          In addition, our Amended and Restated Certificate of Incorporation will provide that so long as the parent LLC owns a majority of our then-outstanding common stock, the advance notice procedures for stockholder proposals will not apply to it. Furthermore, our Amended and Restated Certificate of Incorporation may be amended by the affirmative vote of the holders of a majority of our common stock at any time that the parent LLC owns at least a majority of our common stock. At any time that the parent LLC does not own at least a majority of our common stock, (i) amendments to the provisions of our Amended and Restated Certificate of Incorporation relating to directors (other than removal of directors), voting, amendments (except as described below), advance notice bylaws, exculpation, indemnification and stockholder meetings will require the affirmative vote of the holders of at least 66 2/3% of our common stock, (ii) amendments to the provisions of our Amended and Restated Certificate of Incorporation relating to corporate opportunities and business combinations with interested stockholders and to any provision of our Amended and Restated Certificate of Incorporation that requires the vote of at least 80% of the stockholders (including the provisions relating to removal of directors and amendments to our Amended and Restated Bylaws by stockholders at such times as the parent LLC does not own a majority of our outstanding common stock) will require the affirmative vote of the holders of at least 80% of our then outstanding common stock and (iii) amendments to all other provisions of our Amended and Restated Certificate of Incorporation will require the affirmative vote of the holders of a majority of our common stock.

We are a "controlled company" within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

          After completion of this offering, the parent LLC will control a majority of the voting power of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under these rules, if more than 50% of the voting power of a listed company is held by an individual, group or another company, the listed company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

  •
  the requirement that a majority of the Board of Directors consist of independent directors;

  •
  the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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  the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  the requirement for an annual performance evaluation of the corporate governance and nominating committee and the compensation committee.

          Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our corporate governance and nominating committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

Even if the Sponsors no longer control us in the future, certain provisions of our charter documents, the director designation agreement between us and the parent LLC and our financing agreements, as well as Delaware law, could discourage, delay or prevent a merger or acquisition at a premium price.

          Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will contain provisions that:

  •
  permit us to issue, without any further vote or action by our stockholders, 50,000,000 shares of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

  •
  limit our stockholders' ability to call special meetings; and

  •
  make Section 203 of Delaware General Corporation Law applicable to business combinations with interested stockholders under certain circumstances.

          In addition, we will enter into a director designation agreement with the parent LLC that will provide for the right of the parent LLC to nominate to our board of directors (i) such number of individuals as are designated by the parent LLC until such time as we are required to comply with the requirement under the New York Stock Exchange corporate governance standards that a majority of our board of directors consist of independent directors and (ii) during such time as (A) the parent LLC owns less than a majority but at least one share of our outstanding common stock and (B) we are required to comply with the requirement under the New York Stock Exchange corporate governance standards that a majority of our board of directors consist of independent directors, four individuals designated by the parent LLC.

          In addition, upon the occurrence of certain kinds of change of control events, (i) Aeroflex will be required to offer to repurchase outstanding senior notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase and (ii) amounts outstanding under our senior secured credit facility and senior subordinated unsecured credit facility will be accelerated. All of the foregoing provisions may impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

          Sales of a substantial number of shares of our common stock in the public market could occur at any time. The perception in the public market that our existing common stockholder, the parent LLC, might sell shares of common stock could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital through an offering of equity securities. Upon the consummation of this offering, we will have 82,250,000 shares of common stock outstanding, of which 65 million shares will be held by the parent LLC, constituting 79.0% of our then outstanding common stock. We may sell additional shares of common stock in subsequent public or private offerings. We also may issue additional shares of common stock to finance future acquisitions. The parent LLC is a party to a registration rights agreement with us, which grants the parent LLC and the sponsors rights to require us to effect the registration of their shares of common stock. In addition, if we propose to register any of our common stock under the Securities Act, whether for our own account or otherwise, the parent LLC is entitled to include its shares of common stock in that registration as described under "Certain Relationships and Related Party Transactions".

          We and the parent LLC have agreed with the underwriters to a "lock-up" period, meaning that we and the parent LLC may not, subject to certain other exceptions, sell any shares of common stock without the prior written consent of Goldman, Sachs & Co. until approximately 180 days after the date of this prospectus. Goldman, Sachs & Co., on behalf of the underwriters, may, in their sole discretion, at any time or from time to time and without notice, waive the terms and conditions of the lock-up agreement. In addition, the parent LLC will be subject to the Rule 144 holding period requirement described in "Shares Eligible for Future Sale". When the lock-up agreements expire or are waived, 65 million shares of our common stock will become eligible for sale by the parent LLC in one or multiple transactions, in some cases subject to the requirements of Rule 144. The market price for shares of our common stock may drop significantly when the restrictions on resale by our existing stockholder lapses. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

We do not intend to pay dividends on our common stock for the foreseeable future and the instruments governing our current indebtedness contain various covenants that may limit our ability to pay dividends.

          We do not intend to pay cash dividends on our common stock in the foreseeable future. Our board of directors may, in its discretion, modify or repeal our dividend policy. The declaration and payment of dividends depends on various factors, including: our net income, financial conditions, cash requirements, future prospects and other factors deemed relevant by our board of directors. In addition, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments on our common stock.

          The instruments governing our current indebtedness contain covenants which place limitations on the amount of dividends we may pay. See "Description of Indebtedness". In addition, under Delaware law, our board of directors may declare dividends only to the extent of our "surplus" (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if there is no surplus, out of net profits for the then current and/or immediately preceding fiscal year.

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution because our existing holder of common stock paid substantially less than the initial public offering price for its shares.

          You will experience immediate and substantial dilution of $19.16 in pro forma net tangible book value per share because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire, based on the net tangible book value per share as of September 30, 2010. This dilution is due in large part to the fact that our earlier investor paid substantially less than the initial public offering price when they purchased their shares.

We plan to issue options and/or restricted stock, which have the potential to dilute stockholder value and cause the price of our common stock to decline.

          We expect to offer stock options, restricted stock and/or other forms of stock-based compensation to our directors, officers and employees, none of which will be vested at the time of this offering. If the options that we issue are exercised, or the restricted stock that we issue vests, and those shares are sold into the public market, the market price of our common stock may decline. In addition, the availability of shares of common stock for award under any equity incentive plan that we adopt, or the grant of stock options, restricted stock or other forms of stock-based compensation, may adversely affect the market price of our common stock.

Goldman, Sachs & Co. may receive a portion of the offering proceeds through our purchase of a portion of the senior subordinated unsecured term loans.

          Goldman, Sachs & Co. may receive a portion of the offering proceeds through our purchase of a portion of the senior subordinated unsecured term loans. Goldman, Sachs & Co. is the manager of GS Direct, which indirectly will own 15.5% of our common stock after giving effect to the consummation of this offering. GS Direct also holds senior subordinated unsecured term loans. As a result, an affiliate of Goldman, Sachs & Co. may receive a portion of the proceeds from the offering by reason of our purchase of senior subordinated unsecured term loans held by it. Accordingly, Goldman, Sachs & Co. may be deemed to receive financial benefits as a result of the consummation of this offering beyond the benefits customarily received by underwriters in similar offerings. See "Underwriting—Conflict of Interest".

FORWARD-LOOKING STATEMENTS

          This prospectus contains "forward-looking statements". All statements other than statements of historical fact are "forward-looking" statements for purposes of the U.S. federal and state securities laws. These statements may be identified by the use of forward looking terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "may", "might", "plan", "potential", "predict", "should" or "will" or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus under the headings "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" are forward-looking statements.

          We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

  •
  adverse developments in the global economy;

  •
  our inability to make payments on our significant indebtedness;

  •
  our dependence on growth in our customers' businesses;

  •
  our inability to remain competitive in the markets we serve;

  •
  our inability to continue to develop, manufacture and market innovative, customized products and services that meet customer requirements for performance and reliability;

  •
  any failure of our suppliers to provide us with raw materials and/or properly functioning component parts;

  •
  termination of our key contracts, including technology license agreements, or loss of our key customers;

  •
  our inability to protect our intellectual property;

  •
  our failure to comply with regulations such as International Traffic in Arms Regulations and any changes in regulations;

  •
  our exposure to auction rate securities and the impact this exposure has on our liquidity;

  •
  our failure to realize anticipated benefits from completed acquisitions, divestitures or restructurings, or the possibility that such acquisitions, divestitures or restructurings could adversely affect us;

  •
  the loss of key employees;

  •
  our exposure to foreign currency exchange rate risks;

  •
  terrorist acts or acts of war; and

  •
  other risks and uncertainties, including those listed under the caption "Risk Factors".

          Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements, either to reflect new developments, or for any other reason, except as required by law.

 MARKET RANKING AND INDUSTRY DATA

          This prospectus includes estimates of market share and industry data and forecasts that we obtained from industry publications and surveys, including market research firms and government sources, and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. In addition, certain market and industry data included in this prospectus and our position and the positions of our competitors within these markets, including our status as a leading global provider of certain products, are based on estimates of our management, which are primarily based on our management's knowledge and experience in the markets in which we operate. These estimates involve risks and uncertainties, and are subject to change based on various factors, including those discussed under the heading "Risk Factors" in this prospectus.

          The Gartner, Inc. reports described herein, or Gartner, Inc. Reports, represent data, research opinion or viewpoints published by Gartner, Inc., a corporation organized under the laws of the State of Delaware, and its subsidiaries, and are not representations of fact. We assume sole responsibility for our selection of, and reliance upon, the Gartner, Inc. Reports. Gartner, Inc. assumes no responsibility for any investment decision by any investor.

TRADEMARKS AND TRADENAMES

          This prospectus contains registered and unregistered trademarks and service marks of us and our subsidiaries, as well as trademarks and service marks of third parties. All brand names, trademarks and service marks appearing in this prospectus are the property of their respective holders.

 USE OF PROCEEDS

          We will receive net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, including a $2.5 million transaction fee which will be paid to affiliates of the Sponsors under our advisory agreement with them, of approximately $211.8 million.

          We intend to use the net proceeds as follows:

  •
  $190.0 million of the net proceeds will be used to make a capital contribution to Aeroflex to enable it to:

  •
  purchase a portion of the senior notes;

  •
  purchase a portion of the senior subordinated unsecured term loans; and

  •
  pay fees and expenses relating to the foregoing transactions;

  •
  $16.9 million of the net proceeds will be paid to affiliates of the Sponsors as a termination fee to terminate our advisory agreement with them;

  •
  $3.9 million of the net proceeds will be paid to our lenders in exchange for an amendment to our senior secured credit facility and for related fees and expenses; and

  •
  $1.0 million will be used for our general corporate purposes.

          We have commenced a tender offer for a portion of the senior notes and an offer to purchase a portion of the senior subordinated unsecured term loans, each of which is conditioned upon, among other things, the closing of this offering. The principal amounts of senior notes and senior subordinated unsecured term loans to be purchased, and the prices to be paid in such purchases, will not be determined until after the closing of this offering. We cannot assure you that either the tender offer or the offer to purchase will be successful, or that we will apply any or all of the $211.8 million of net proceeds from this offering to those transactions. If we fail to apply such amount to purchase senior notes or senior subordinated unsecured term loans, our ongoing interest expense would be higher.

          We currently expect to purchase between $171.6 million and $165.6 million of our outstanding indebtedness with the proceeds of the sale of our common stock. The purchase will be at a price determined as part of the tender offer process. We expect to repurchase the senior notes at 107% to 111% of face value and the senior subordinated unsecured term loans at 107% to 111% of face value.

          Assuming the application of $190.0 million of the net proceeds of the offering after expenses to the repurchase of our senior notes and senior subordinated unsecured term loans, our pro forma long term debt after the completion of the transactions described above will range from $711.2 million, assuming we are able to repurchase all of the notes and loans at the lowest price above, to $717.2 million assuming we must pay the maximum purchase price set forth above. We will not know whether we can complete the proposed repurchases on these terms until after the closing of the offering of common stock contemplated by this prospectus, and we may have to pay a price outside of that range of prices. In addition, depending on the aggregate principal amount of debt we purchase and the price of that debt, our pro forma interest expense, after giving effect to this offering and the application of proceeds therefrom, assuming the repurchase had occurred on the first day of fiscal 2010, would have been between $63.8 million and $64.5 million for fiscal 2010.

          As of September 30, 2010, there is $225.0 million aggregate principal amount of senior notes outstanding, which notes bear interest at a rate of 11.75% per annum and mature on February 15, 2015, and $168.0 million aggregate principal amount of the senior subordinated unsecured term loans outstanding (including the accrued paid-in-kind interest), which loans bear interest at a rate of 11.75% per annum and mature on February 15, 2015.

          Goldman, Sachs & Co. may receive a portion of the offering proceeds through our purchase of a portion of the senior subordinated unsecured term loans. Goldman, Sachs & Co. is the manager of GS Direct, which holds approximately $59.3 million of senior subordinated unsecured term loans. See "Underwriting—Conflict of Interest".

 DILUTION

          Dilution represents the difference between the amount per share paid by investors in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering.

          Our net tangible book value as of September 30, 2010 was a deficit of $646.8 million, or $(9.95) per share of common stock after giving effect to the 65,000,000-for-1 stock split. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

          After giving effect to our receipt of the net proceeds from our sale of common stock in this offering, and after deducting the underwriting discounts and commissions and other estimated offering expenses payable by us, our net tangible book value, as adjusted, as of September 30, 2010 would have been a deficit of $465.4 million, or $(5.66) per share of common stock. This represents an immediate increase in net tangible book value of $4.29 per common share to our existing common stockholders and an immediate dilution of $19.16 per common share to new investors purchasing our common stock in this offering. The following table illustrates this per share dilution to the later investors:

Initial public offering price per share		$13.50
Net tangible book value (deficit) per share as of September 30, 2010	$(9.95)
Increase per common share attributable to this offering	4.29

As adjusted net tangible book value (deficit) per share after this offering		(5.66)

Dilution in net tangible book value per common share to new investors purchasing our common stock in this offering		$19.16

          The following table summarizes the differences between the number of shares of common stock purchased from us on a pro forma basis, the total consideration and the average price per share paid by our existing stockholder and by new investors before deducting the estimated underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholder	65,000,000	79.0%	$391,050,000	62.7%	$6.02
New investors purchasing common stock in this offering	17,250,000	21.0%	$232,875,000	37.3%	$13.50

Total	82,250,000	100.0%	$623,925,000	100.0%	$7.59

          The above discussion and tables are based on the number of shares outstanding at September 30, 2010 on a pro forma basis.

          If the underwriters exercise their option to purchase 2,587,500 additional shares of our common stock from us in this offering, the percentage of shares held by the existing stockholder after this offering would be reduced to 76.6% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to 19,837,500 shares of our common stock, or 23.4% of the total number of shares of our common stock outstanding after this offering.

 DIVIDEND POLICY

          We do not intend to pay cash dividends on our common stock in the foreseeable future. We are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments on our common stock. The amounts available to us to pay cash dividends are restricted by our subsidiaries' debt agreements. The declaration and payment of dividends also is subject to the discretion of our board of directors and depends on various factors, including our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

          In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

CAPITALIZATION

          The following table sets forth our capitalization as of September 30, 2010:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to:

  •
  the sale of shares of common stock by us in this offering at an initial public offering price of $13.50 per share; and

  •
  the application of the net proceeds of this offering as described under "Use of Proceeds".

          This table should be read in conjunction with our consolidated financial statements and accompanying notes thereto, "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Indebtedness" included elsewhere in this prospectus.

	As of September 30, 2010
	(unaudited)
	Actual	As Adjusted
	(In thousands)

Debt:
Senior secured credit facility	$489,105	$489,105
Senior notes	225,000	128,470	(1)
Senior subordinated unsecured credit facility	167,973	95,909	(1)
Other indebtedness	745	745

Total debt	882,823	714,229

Stockholder's equity:
Common stock, $0.01 par value; 300,000,000 shares authorized, 65,000,000 shares issued and outstanding, actual and 82,250,000 shares issued and outstanding, as adjusted	650	823
Preferred stock, $0.01 par value; 50,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—	—
Additional paid-in capital	398,466	610,113
Accumulated other comprehensive income (loss)	(41,763)	(41,763)
Accumulated deficit	(200,199)	(230,631)

Total stockholder's equity	157,154	338,542	(2)

Total capitalization	$1,039,977	$1,052,771

(1)
We intend to use a portion of the net proceeds from this offering to make a capital contribution to Aeroflex to enable it to purchase a portion of its senior notes and senior subordinated unsecured term loans at an assumed purchase price of 109% of face value. See "Use of Proceeds".

(2)
As adjusted, stockholder's equity has been increased by $211.8 million for the net proceeds from the sale of common stock by us in this offering and reduced by $30.4 million for the $16.9 million advisory agreement termination fee, the related write-off of $1.8 million of prepaid advisory fees for fiscal 2011, $3.9 million of fees related to the amendment to our Senior Secured Credit Facility, a $20.2 million loss on extinguishment of debt, including the write-off of deferred financing costs and the related tax effects.

 SELECTED CONSOLIDATED FINANCIAL DATA

          The consolidated financial data set forth below as of and for fiscal 2010 and 2009, and the periods from August 15, 2007 through June 30, 2008 and July 1, 2007 through August 14, 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial data for the three month periods ended September 30, 2010 and 2009 have been derived from our unaudited consolidated financial statements for those periods included elsewhere in this prospectus, and except as described in the notes thereto, have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, including usual recurring adjustments, necessary for a fair presentation of that information for such periods. The financial data presented for the interim periods is not necessarily indicative of the results for the full year. The consolidated financial data set forth below as of and for fiscal 2006 and 2007 have been derived from audited consolidated financial statements that are not included in this prospectus.

          The consolidated financial statements presented for the three month periods ended September 30, 2010 and 2009, for the fiscal years ended June 30, 2010 and 2009, and for the period from August 15, 2007 to June 30, 2008 represent the results of Aeroflex Holding, which was formed in connection with the Going Private Transaction, together with its consolidated subsidiaries. Aeroflex Holding is referred to after the Going Private Transaction as the Successor or Successor Entity. The consolidated financial statements for periods prior to August 15, 2007 represent Aeroflex's results prior to the Going Private Transaction, and we refer to Aeroflex prior to the Going Private Transaction as the Predecessor or Predecessor Entity. The purchase method of accounting was applied effective August 15, 2007 in connection with the Going Private Transaction. Therefore, our consolidated financial statements for periods before August 15, 2007 are presented on a different basis than those for the periods after August 14, 2007 and, as such, are not comparable.

          The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor Entity			Successor Entity
	Years Ended		Period July 1, 2007 through August 14, 2007	Period August 15, 2007 through June 30, 2008	Years Ended		Three Months Ended September 30,
	June 30, 2006	June 30, 2007			June 30, 2009	June 30, 2010	2009	2010
(Amounts in thousands except per share data)
Statement of Operations Data:
Net sales:
AMS	$241,437	$266,515	$19,017	$283,695	$287,517	$322,151	$67,361	$77,305
ATS	304,806	326,631	19,204	321,296	311,819	332,897	62,755	78,626

Total net sales	546,243	593,146	38,221	604,991	599,336	655,048	130,116	155,931
Gross profit:
AMS	120,492	133,863	8,164	114,644	134,239	162,305	30,999	38,321
ATS	141,439	150,314	7,196	137,394	150,866	180,524	33,995	41,096

Total gross profit	261,931	284,177	15,360	252,038	285,105	342,829	64,994	79,417
Adjusted operating income(1):
AMS	58,467	63,908	24	74,802	63,368	89,104	15,024	18,887
ATS	34,771	38,582	(7,582)	54,216	50,141	67,621	7,965	6,857
General corporate expense	(15,279)	(17,727)	(2,347)	(8,176)	(11,377)	(9,841)	(2,931)	(2,414)

Total adjusted operating income (loss)	77,959	84,763	(9,905)	120,842	102,132	146,884	20,058	23,330
Operating income (loss)	53,227	34,249	(21,258)	(69,490)	(19,209)	67,974	(5,726)	3,203
Income (loss) from continuing operations	33,748	8,794	(14,408)	(100,604)	(76,688)	(12,269)	(20,543)	(5,817)
Net income (loss)	26,959	4,926	(16,916)	(105,425)	(76,688)	(12,269)	(20,543)	(5,817)
Net income (loss) per share(2)
Basic and diluted				(1.62)	(1.18)	(0.19)	(0.32)	(0.09)
Other Financial Data:
Bookings	579,748	582,840	66,960	607,169	610,924	686,362	198,646	179,095
Backlog at end of period	230,944	222,729	251,478	251,038	271,931	305,630	340,430	336,110
Capital expenditures	15,365	18,427	1,088	13,179	18,717	21,015	3,224	4,708
Cash flows from operating activities	36,697	20,802	11,293	8,910	54,457	82,051	13,220	7,432
Cash flows from (used in) investing activities	(42,553)	(19,113)	8,406	(1,162,376)	(36,213)	(31,148)	(2,460)	(23,455)
Cash flows from (used in) financing activities	3,748	(793)	12,619	1,209,045	(5,914)	(5,590)	(1,313)	(21,458)
Adjusted EBITDA(3)			(7,156)	142,233	145,340	166,130	24,546	28,411

						As of September 30,
	Predecessor Entity		Successor Entity
	As of June 30, 2006	As of June 30, 2007	As of June 30, 2008	As of June 30, 2009	As of June 30, 2010	2009	2010
Balance Sheet Data:
Cash and cash equivalents	$10,387	$13,000	$54,149	$57,748	$100,663	$67,004	$65,130
Marketable securities (including non-current portion)	28,332	9,500	19,960	17,677	9,769	16,946	9,806
Working capital(4)	199,780	201,603	220,855	221,406	239,952	220,608	230,340
Total assets	633,391	674,396	1,478,999	1,361,597	1,356,140	1,315,220	1,337,454
Long-term debt (including current portion)(5)	4,165	3,583	878,811	889,348	901,847	892,399	882,823
Stockholders' equity	487,670	510,697	276,648	159,760	150,984	146,124	157,154

(1)
Represents the operating results of our two segments based upon pre-tax operating income, before costs related to amortization of acquired intangibles, share-based compensation, restructuring charges, business acquisition and merger related expenses, lease termination costs, impairment of goodwill and other intangibles, acquired in-process research and development costs, loss on liquidation of foreign subsidiary, the impact of any acquisition related adjustments and Going Private Transaction expenses. For a reconciliation of adjusted operating income to operating income calculated in accordance with GAAP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Statements of Operations", beginning on page 57.

(2)
Retroactively adjusted to give effect to our 65,000,000-for-1 common stock split on November 18, 2010.

(3)
As used herein, "EBITDA" represents income (loss) from continuing operations plus (i) interest expense, (ii) provision for income taxes and (iii) depreciation and amortization.

We have included information concerning EBITDA in this prospectus because we believe that such information is used by certain investors, securities analysts and others as one measure of an issuer's performance and historical ability to service debt. In addition, we use EBITDA when interpreting operating trends and results of operations of our business. EBITDA is also widely used by us and others in our industry to evaluate and to price potential acquisition candidates. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to, or more meaningful than, earnings from operations, cash flows from operations or other traditional GAAP indications of an issuer's operating performance or liquidity. EBITDA has important limitations as an analytical tool and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. For example, EBITDA:

•
excludes certain tax payments that may represent a reduction in cash available to us;

•
does not consider capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•
does not reflect changes in, or cash requirements for, our working capital needs; and

•
does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt.

We also provide information with respect to Adjusted EBITDA in this prospectus. The calculation of Adjusted EBITDA is based on the definition in the credit agreement governing our senior secured credit facility and is not defined under U.S. GAAP. Our use of the term Adjusted EBITDA may vary from others in our industry. Adjusted EBITDA is not a measure of operating income (loss), performance or liquidity under U.S. GAAP and is subject to important limitations. We use Adjusted EBITDA in assessing covenant compliance under our senior secured credit facility and we believe its inclusion is appropriate to provide additional information to investors. In calculating Adjusted EBITDA, we add back certain non-cash, non-recurring or other items that are included in EBITDA and/or net income (loss). For instance, Adjusted EBITDA:

•
does not include share-based employee compensation expense, goodwill impairment charges and other non-cash charges;

•
does not include restructuring costs incurred to realize future cost savings that enhance our operations;

•
does not include the impact of business acquisition purchase accounting adjustments;

•
does not reflect Going Private Transaction, business acquisition and merger related expenses, including advisory fees that have been paid to the Sponsors following the consummation of the Going Private Transaction. See "Certain Relationships and Related Party Transactions"; and

•
includes other adjustments required in calculating our debt covenant compliance such as adding pro forma savings from restructuring activities, eliminating loss on liquidation of foreign subsidiary, eliminating one-time non-cash inventory adjustments and adding pro forma EBITDA, for periods prior to the acquisition date, for companies acquired during the applicable year.

  This prospectus also includes information concerning Adjusted EBITDA margin, which is defined as the ratio of Adjusted EBITDA to net sales. We present Adjusted EBITDA margin because it is used by management as a performance measurement to judge the level of Adjusted EBITDA generated from net sales in our segments and we believe its inclusion is appropriate to provide additional information to investors.

  The following table is a reconciliation of income (loss) from continuing operations to Adjusted EBITDA for the periods indicated:

	Predecessor Entity	Successor Entity
	Period July 1, 2007 through August 14, 2007	Period August 15, 2007 through June 30, 2008
					Three Months Ended September 30,
			Year Ended June 30, 2009	Year Ended June 30, 2010
					2009	2010
(Amounts in thousands)
Income (loss) from continuing operations	$(14,408)	$(100,604)	$(76,688)	$(12,269)	$(20,543)	$(5,817)
Interest expense	275	74,658	83,823	83,948	21,039	21,238
Provision (benefit) for income taxes	(6,831)	(38,927)	(15,332)	820	(6,165)	(12,247)
Depreciation and amortization	3,662	93,032	84,426	82,696	21,246	20,886

EBITDA (unaudited)	(17,302)	28,159	76,229	155,195	15,577	24,060
Non-cash purchase accounting adjustments	57	66,453	2,749	700	278	655
Merger related expenses	5,036	36,585	4,283	2,858	693	715
Restructuring costs and related pro forma savings from such activities(a)	4,189	7,407	10,159	385	187	1,799
Share-based compensation(b)	214	3,123	1,955	2,076	489	513
Non-cash loss on liquidation of foreign subsidiary	—	—	3,112	7,696	7,696	—
Pro forma savings from management restructuring(c)	75	525	—	—	—	—
Impairment of goodwill and other intangibles	—	—	41,225	—	—	—
Gain from a bargain purchase of a business(d)	—	—	—	(3,993)	—	—
Business acquisition expenses	—	—	—	921	—	190
Other defined items(e)	575	(19)	5,628	292	(374)	479

Adjusted EBITDA (unaudited)	$(7,156)	$142,233	$145,340	$166,130	$24,546	$28,411

Adjusted EBITDA margin	*	23.5%	24.3%	25.4%	18.9%	18.2%

    *Not meaningful.

  (a)
  Primarily reflects costs associated with the reorganization of our U.K. operations and to a lesser extent, our RF and microwave operations, and the pro forma savings related thereto. Pro forma savings reflect the amount of costs that we estimate would have been eliminated during the fiscal year in which a restructuring occurred had the restructuring occurred as of the first day of that fiscal year.

  (b)
  Reflects non-cash share-based employee compensation.

  (c)
  Primarily reflects pro forma savings related to the retirement of the former chairman of Aeroflex and modifications to executive compensation arrangements upon the consummation of the Going Private Transaction.

  (d)
  The gain from a bargain purchase of Willtek reflects the excess of the fair value of net assets acquired over the purchase price. The purchase price was negotiated at such a level to be reflective of the cost of the restructuring efforts that we expect to undertake.

  (e)
  Reflects other adjustments required in calculating our debt covenant compliance. These other defined items include non-cash inventory adjustments for a discontinued product and pro forma EBITDA for periods prior to the acquisition dates for companies acquired during our fiscal year.
(4)
Working capital is defined as current assets less current liabilities.

(5)
We intend to use a portion the net proceeds from this offering to make a capital contribution to Aeroflex to enable it to purchase a portion of its senior notes and senior subordinated unsecured term loans. See "Use of Proceeds".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The statements in the discussion and analysis regarding our expectations regarding the performance of our business and any forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Forward-Looking Statements" and "Risk Factors". Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled "Risk Factors", "Selected Consolidated Financial Data" and our consolidated financial statements, including the related notes, appearing elsewhere in this prospectus.

Overview

          We are a leading global provider of RF and microwave integrated circuits, components and systems used in the design, development and maintenance of technically demanding, high-performance wireless communication systems. Our solutions include highly specialized microelectronic components and test and measurement equipment used by companies in the space, avionics, defense, commercial wireless communications, medical and other markets. We have targeted customers in these end markets because we believe our solutions address their technically demanding requirements. We were founded in 1937 and have proprietary technology that is based on extensive know-how and a long history of research and development focused on specialized technologies, often in collaboration with our customers.

The Going Private Transaction

          Since our formation in May 2007, we have been a wholly-owned subsidiary of the parent LLC. On August 15, 2007, we acquired Aeroflex. Following the Going Private Transaction, Aeroflex became our wholly-owned subsidiary. The merger agreement also provided that all of Aeroflex's stock options were canceled and converted into the right to receive a cash payment equal to the number of shares of Aeroflex's common stock underlying the options multiplied by the amount, if any, by which $14.50 exceeded the exercise price of the option, without interest and less any applicable withholding taxes. The aggregate merger consideration paid to Aeroflex's shareholders and stock option holders was approximately $1.1 billion.

          The Going Private Transaction was funded by:

  •
  equity investments in Aeroflex Holding of approximately $378.4 million by affiliates of, or funds managed by, the Sponsors and certain members of our management;

  •
  borrowings under a senior secured credit facility, consisting of $525.0 million under our term loan facility;

  •
  borrowings under an exchangeable senior unsecured credit facility, consisting of a $225.0 million term loan facility; and

  •
  borrowings under an exchangeable senior subordinated unsecured credit facility, consisting of a $120.0 million term loan facility.

          Upon the closing of the Going Private Transaction, we paid severance of approximately $6.7 million, $18.6 million of transaction expenses, a $22.0 million advisory fee to the Sponsors or their affiliates and $18.3 million in financing costs.

          In addition, upon the closing of the Going Private Transaction, we entered into an advisory agreement with the designated affiliates of the Sponsors under which the affiliates of the Sponsors provide certain advisory services to us. We pay an annual advisory fee in the aggregate amount of the greater of $2.1 million, or 1.8% of Adjusted EBITDA for the prior fiscal year, and transaction fees on all future financings and liquidity events. The advisory agreement has an initial term expiring on

December 31, 2013 and will be automatically renewable for additional one year terms thereafter unless we or the Sponsors give notice of non-renewal. The annual advisory fees paid in fiscal 2010 were $2.5 million. See "Certain Relationships and Related Party Transactions—Advisory Agreement".

          The Going Private Transaction constituted a change in control. We allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Independent third-party appraisers were engaged to assist management in performing valuations of certain of the tangible and intangible assets acquired.

          Our consolidated financial statements presented as of September 30, 2010 and June 30, 2010 and 2009, and for the three months ended September 30, 2010 and 2009 and for the fiscal years ended June 30, 2010 and 2009 and for the period from August 15, 2007 to June 30, 2008 represent the results of Aeroflex Holding, which was formed in connection with the Going Private Transaction, together with its consolidated subsidiaries. Aeroflex Holding is referred to after the Going Private Transaction as the Successor or Successor Entity. The consolidated financial statements as of and for periods prior to August 15, 2007 represent Aeroflex's results prior to the Going Private Transaction, and we refer to Aeroflex prior to the Going Private Transaction as the Predecessor or Predecessor Entity. The purchase method of accounting was applied effective August 15, 2007 in connection with the Going Private Transaction. Therefore, our consolidated financial statements for periods before August 15, 2007 are presented on a different basis than those for the periods after August 14, 2007 and, as such, are not comparable.

          On September 21, 2007, Aeroflex entered into a $120.0 million senior subordinated unsecured credit facility to refinance the $120.0 million exchangeable senior subordinated unsecured credit facility. On August 7, 2008, Aeroflex issued the senior notes to refinance the $225.0 million exchangeable senior unsecured credit facility.

          On January 21, 2009, the SEC declared effective Aeroflex's exchange offer registration statement, which resulted in an exchange of securities pursuant to which the unregistered 11.75% unsecured senior notes were exchanged for publicly registered 11.75% unsecured senior notes due February 15, 2015 with substantially identical terms as the exchanged notes.

Factors and Trends That Affect Our Results of Operations

          In reading our consolidated financial statements, you should be aware of the following factors and trends that our management believes are important in understanding our financial performance.

  Revenue

          From fiscal 2004 to fiscal 2010, our sales grew from $404.5 million to $655.0 million, representing a compound annual growth rate of 8.4%. Our sales increased each year within this six year period, except in fiscal 2009, when our sales decreased 7% to $599.3 million, due to the global economic downturn and related credit crisis that affected the entire microelectronics and test and measurement equipment industries. With a significant portion of our revenues generated from the space, avionics and defense markets, particularly the electronics portion of the U.S. government's defense budget, even with the reduction in sales, we believe we generally outperformed our competitors in these industries in fiscal 2009 and 2010. Led primarily by increased sales of wireless test equipment and HiRel RadHard products, our sales grew 16% to $680.9 million for the twelve months ended September 30, 2010. Strong demand for our products has increased our backlog 10% to $336.1 million at September 30, 2010 compared to $305.6 million at June 30, 2010.

          We often design and develop platform-specific and customized products for our customers. As a result, and based on our long-term relationships and knowledge of customers' buying patterns, we believe that we were either a primary or the sole source supplier for products representing more than 80% of our total net sales for the twelve months ended September 30, 2010. If we are a primary supplier, generally the customer will use two to three suppliers to satisfy its requirements for that product. Our major customers often use our products in multiple systems or programs, sometimes developed by different business units within the customer's organization. While the composition of our top ten customers varies from year to year, we expect that sales to a limited number of customers will continue to account for a significant percentage of our revenue for the foreseeable future. Although our product offerings and customer base are broad and diverse, sales derived from our ten largest customers as a percentage of our net sales was 36% in fiscal 2010, 41% in fiscal 2009 and 38% in fiscal 2008. No single customer exceeded 10% of our net revenue in fiscal 2010, 2009 or 2008.

          There are many factors that impact our sales. Some are outside of our direct control, such as changes in government spending on space, avionics and defense, exchange rate fluctuations or general economic conditions. For those factors outside of our direct control, we attempt to respond quickly to changes to minimize the risk of adverse consequences. For instance, in fiscal 2009, as we realized the likely depth of the economic recession, we acted to reduce costs and streamline operations, ultimately down-sizing part of our RF and microwave products reporting unit in the U.S. Additionally, in fiscal 2009, we continued to rationalize our U.K. operations by combining our three manufacturing operations into one location. These actions reduced our cost structure and improved profitability.

          Other factors are within our control, such as our pricing strategies and our product development focus. We constantly reassess our markets and evaluate potential new end markets for our technologies. Two areas of particular focus for us are space-based electronics and commercial wireless, specifically testing of wireless products and systems. In the satellite area, we are continuing to focus on moving up the value chain by moving from chip or component level products to systems level products. For example, in the satellite area, for the period 2008-2010, our average dollar content per satellite was approximately $5.5 million out of total satellite cost of $337 million. That compared with an average dollar content of $1.4 million on satellite costs of $135 million in 2001-2003. In the wireless test markets, we believe that our newly developed wireless products position us well to benefit from the roll-out of new 4G technologies, especially the standard known as LTE. Due to our many years of experience in our markets, we often are part of our customers' fundamental design strategies, which gives us greater visibility into potential new products and market demand.

  Gross Margin

          One of our objectives is to maintain and improve our gross margin, which is our gross profit expressed as a percentage of our revenue. Our gross margins calculated in accordance with GAAP were 52.3% in fiscal 2010, 47.6% in fiscal 2009 and 41.6% in fiscal 2008. Excluding the impact of adjustments permitted by the credit agreement governing our senior secured credit facility in calculating compliance with debt covenants, in the last three fiscal years our gross margins were 52.6% in fiscal 2010, 48.0% in fiscal 2009 and 48.1% in fiscal 2008.

          To continue to improve our gross margins, we seek to introduce products that are valued by our customers for the ability of those products to address technically challenging applications where performance and reliability are the highest priorities. We also seek continuously to reduce our costs and to improve the efficiency of our manufacturing operations, such as with the restructuring activities undertaken in the U.K.

          Our gross margin in any period is significantly affected by product mix, that is, the percentage of our revenue in that period that is attributable to higher or lower margin products and to a lesser extent, by pricing. The impact of product mix is evident in the fiscal 2010 improvements in gross margin as the gross margins for wireless test equipment products, integrated circuits and microelectronic modules, which had increased sales in fiscal 2010, carry margins higher than the consolidated average gross margins. Additional factors affecting our gross margins include changes in the costs of materials and labor, changes in cost estimates for contracts for which revenue is recognized on a percentage of completion basis, variations in overhead absorption rates and other manufacturing efficiencies, and numerous other factors.

  Selling, General & Administrative Costs

          Our selling, general and administrative costs consist of all expenditures incurred in connection with the sales and marketing of our products as well as administrative overhead costs.

          Changes in selling, general and administrative costs as a percent of sales have historically been modest as we have consistently focused on controlling our costs. On a GAAP basis, our selling, general and administrative costs as a percentage of sales have decreased from 21.8% to 19.7% over the last three fiscal years. Excluding the impact of adjustments permitted by the credit agreement governing our senior secured notes in calculating compliance with debt covenants, selling, general and administrative costs as a percent of sales has decreased from 19.5% to 18.7% over the last three fiscal years. To help reduce the adverse impact on profitability resulting from the recent economic downturn, we froze salaries at the beginning of fiscal 2010 at their fiscal 2009 levels and suspended the match to our 401(k) plan. Based upon our performance in fiscal 2010, we reinstated the match to our 401(k) plan, albeit at a reduced level, and resumed salary increases in fiscal 2011.

  Research and Development

          Research and development expenses consist of costs related to direct product design, development and process engineering. The level of research and development expense is related to the number of products in development, the state of the development process, the complexity of the underlying technology, the potential scale of the product upon successful commercialization, the level of our exploratory research and the extent to which product development and similar costs are recoverable under contractual arrangements. We generally conduct such activities in collaboration with our customers, which provides better visibility to areas we believe will accelerate our longer term sales growth. Our basic technologies have been developed through a combination of internal development, acquisitions of businesses with technologies in similar or adjacent fields and, more recently, through licenses. Our recent acquisitions have been more of a "tuck-in" nature, demonstrative of a business philosophy that is not hesitant to acquire a business when it is more cost efficient to buy technology than to develop it. Licenses have primarily been used to access technology geared to a commercial application that we can translate to a radiation hardened application for use in space.

  Acquisitions and Restructurings

          Since 1991, we have completed 29 acquisitions and divested a number of businesses that were non-core to our operations. During the three year period covered by the audited financial statements included elsewhere in this prospectus, we made the following acquisitions:

Date	Acquisition	Description
October 2007	Test Evolution	Automated test equipment
June 2008	Gaisler Research	Radiation-tolerant ICs
February 2009	Hi-Rel Components	High reliability components/semiconductors
March 2009	VI Technologies	Multimedia test equipment
June 2009	Airflyte Electronics	Slip rings for motion control products
May 2010	Willtek Communications	Wireless test equipment
June 2010	Radiation Assured Devices	Radiation tolerant testing, screening and high reliability radiation tolerant components/semiconductors
August 2010	Advanced Control Components	RF and Microwave components and assemblies

          In August 2007, we were ourselves acquired and taken private. The application of purchase accounting is, therefore, pervasive throughout our consolidated financial statements, most notably in the balance sheet's amortizable and non-amortizable intangible asset accounts and in the statement of operations' cost of sales, Going Private Transaction expense, amortization of intangibles and write-off of acquired in-process research and development costs.

          Acquired businesses often require restructuring activities to better align their on-going operations with those of our company and to improve their profitability. The majority of the restructuring charges contained in our consolidated financial statements relate to activities taken to consolidate our acquired U.K. manufacturing operations.

  Interest Expense

          In connection with the Going Private Transaction, we incurred $870.0 million of debt to finance the acquisition of Aeroflex. This additional debt increased our interest expense from $672,000 in fiscal 2007 to $83.9 million in fiscal 2010. Due to an excess cash flow provision in our secured credit facility, we were required to make a $21.5 million principal payment on this debt, which we made on September 30, 2010. As a result of this principal payment, there are no other scheduled principal payments on this debt in fiscal 2011, nor are there any in fiscal years 2012, 2013 and 2014 with the final balance of the debt due in fiscal 2015. A portion of this debt is subject to variable interest rates. See "—Quantitative and Qualitative Information About Market Risk".

          We intend to purchase a portion of our debt with the proceeds of this offering. See "Use of Proceeds". Until the debt is repaid from the proceeds of equity offerings and cash generated from our operations, interest expense will continue to significantly impact our net income and cash flow.

  Income Taxes

          As a multi-national company, we are subject to income taxes in the U.S. and certain foreign jurisdictions. As earnings from our foreign operations are repatriated to the U.S., we are subject to U.S. income taxes on those amounts. Generally, the U.S. taxes are reduced by a credit for foreign income taxes paid on these earnings which avoids double taxation.

          The U.S. foreign tax credit is subject to certain limitations, in particular the existence of an overall foreign profit, which is net of an allocation of our interest expense, among other items. Primarily due to the significant amount of interest expense associated with our debt, we had an overall cumulative foreign loss for U.S. income tax purposes at the end of fiscal 2010. Therefore, our consolidated tax provision includes both foreign and U.S. taxes on our foreign income without the benefit of the foreign tax credit. This situation significantly increases our effective tax rate.

          If and when the factors causing the limitation of the foreign tax credit change, we will recognize some or all of the benefit from the foreign tax credit. In this regard, we intend that any proceeds of equity offerings and the projected cash generated from our operations will be available to substantially reduce our debt and cause a reduction of the interest expense allocated to our foreign source income and, in turn, allow us to realize a benefit from the foreign tax credit.

Critical Accounting Policies and Estimates

          Our financial statements are prepared in conformity with U.S. GAAP. We consolidate our subsidiaries, all of which, except for Test Evolution Corporation, are wholly owned. All significant intercompany balances and transactions have been eliminated.

          The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires that our management make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the more significant estimates included in our consolidated financial statements are revenue and cost recognition under long-term contracts; the valuation of accounts receivable, inventories, investments and deferred tax assets; the depreciable lives of fixed assets and useful lives of amortizable intangible assets; recognizing and measuring goodwill or a gain from a bargain purchase of a business; the valuation of assets acquired and liabilities assumed in business combinations; the recoverability of long-lived amortizable intangible assets, tradenames and goodwill; share-based compensation; restructuring charges; asset retirement obligations; fair value measurement of financial assets and liabilities and certain accrued expenses and contingencies.

          We are subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in the business climate; therefore, actual results may differ from those estimates. When no estimate in a given range is deemed to be better than any other when estimating contingent liabilities, the low end of the range is accrued. Accordingly, the accounting estimates in the preparation of our consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Changes in estimates are made when circumstances warrant them. Such changes and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements.

Revenue Recognition

          We recognize revenue, net of trade discounts and allowances, when

  •
  persuasive evidence of an arrangement exists,

  •
  delivery of the product has occurred or the services have been performed,

  •
  the selling price is fixed or determinable, and

  •
  collectability of the resulting receivable is reasonably assured.

          Our product revenue is generated predominantly from the sales of various types of microelectronic products and test and measurement equipment. For arrangements other than certain long-term contracts, revenue (including shipping and handling fees) is recognized when products are shipped and title has passed to the customer. If title does not pass until the product reaches the customer's delivery site, recognition of the revenue is deferred until that time. Certain of our sales are to distributors, which have a right to return some portion of product within specified periods from delivery. We recognize revenue on these sales at the time of shipment to the distributor, as the returns under these arrangements have historically been insignificant and can be reasonably estimated. A provision for such estimated returns is recorded at the time revenues are recognized. For transactions that include customer-specified acceptance criteria, including those where acceptance is required upon achievement of performance milestones, revenue is recognized after the acceptance criteria have been met.

          Long-term contracts are accounted for by determining estimated contract profit rates and use of the percentage-of-completion method to recognize revenues and associated costs as work progresses. We measure the extent of progress toward completion generally based upon one of the following methods (based upon an assessment of which method most closely aligns to the underlying earnings process):

  •
  the units-of-delivery method,

  •
  the cost-to-cost method (using the ratio of contract costs incurred as a percentage of total estimated costs at contract completion based upon engineering and production estimates), or

  •
  the achievement of contractual milestones.

Provisions for anticipated losses or revisions in estimated profits on contracts-in-process are recorded in the period in which such anticipated losses or revisions become evident.

          Where an arrangement includes only a software license, revenue is recognized when the software is delivered and title has been transferred to the customer or, in the case of electronic delivery of software, when the customer is given access to the licensed software programs. We also evaluate whether persuasive evidence of an arrangement exists, collection of the receivable is probable, the fee is fixed or determinable and whether any other undelivered elements of the arrangement exist for which a portion of the total fee would be allocated based on vendor-specific objective evidence of the fair value of the undelivered element. When a customer purchases software together with post contract support, we allocate a portion of the fee to the post contract support for its fair value based on the contractual renewal rate. Post contract support fees are deferred in Advance Payments by Customers and Deferred Revenue in the consolidated balance sheets, and recognized as revenue ratably over the term of the related contract.

          Service revenue is derived from extended warranty, customer support and training. Service revenue is deferred and recognized over the contractual term or as services are rendered and accepted by the customer. For example, revenue from customer support contracts is recognized ratably over the contractual term, while training revenue is recognized as the training is provided to the customer. In addition, the four revenue recognition criteria described above must be met before service revenue is recognized.

          We use vendor-specific objective evidence of selling price, verifiable objective evidence of selling price, such as third party selling prices, or estimated selling price, in that order, to allocate non-software revenue to elements in multiple element arrangements. Revenue is recognized on only those elements that meet the four criteria described above.

          At September 30, 2010, we have $30.2 million in Advance Payments by Customers and Deferred Revenue, which is comprised of $10.8 million of customer advance payments primarily for the purchase of materials, $9.8 million of deferred service and software support revenue, $3.8 million of deferred warranty revenue and $5.8 million of revenue deferred due to software arrangements for which there is no vendor specific objective evidence of fair value of the undelivered elements of the arrangements, contingent revenue, billings for which the related product has not been delivered or product delivered to a customer that has not been accepted or is incomplete. We generally sell non-software service and extended warranty contracts on a standalone basis. The amount of deferred revenue at September 30, 2010 derived from non-software multiple element arrangements was insignificant.

          The adoption on July 1, 2009 of the guidance issued by the Financial Accounting Standards Board ("FASB") in Accounting Standard Updates 2009-13, Revenue Recognition (Topic 605)—Multiple Deliverable Arrangements and 2009-14, Software (Topic 985)—Certain Revenue Arrangements did not have a material impact on our pattern or timing of revenue recognition and is not expected to have a material impact on revenues in future periods. We have one test equipment product line, which includes software that is more than incidental to the hardware component that, prior to July 1, 2009, was accounted for as a software product for revenue recognition purposes. Effective July 1, 2009, the new revenue recognition guidance provides that products such as these that contain software which is essential to overall product functionality are outside the scope of software revenue recognition guidance and are now accounted for under new rules pertaining to revenue arrangements with multiple deliverables. Although this change had an insignificant impact on revenue recognized for fiscal 2010, if this product were delivered in numerous multiple element arrangements in the future, certain revenue recognition could be accelerated. We do not believe that this will result in a material impact on our revenues.

Acquisition Accounting

          We use the acquisition method to account for business combinations, whereby the total purchase price of an acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed, including contingent consideration, based upon their respective fair values at the date of acquisition. The purchase price in excess of the fair value of the net assets and liabilities, if any, is recorded as goodwill. The allocation of the purchase price is dependent upon certain valuations and other studies, which contain estimates and assumptions. Effective with acquisitions consummated after June 30, 2009, costs related to our acquisitions are expensed as incurred.

Long-Lived Assets

          Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Indefinite-lived intangible assets consist of tradenames. Goodwill and indefinite-lived intangible assets are not amortized. Definite-lived intangible assets primarily consist of customer related intangibles and developed technology, which are amortized on a straight-line basis over periods ranging up to 11 years.

          We assess goodwill and indefinite-lived intangibles at least annually for impairment in the fourth quarter of our fiscal year, or more frequently if certain events or circumstances indicate an impairment may have occurred. We test goodwill for impairment at the reporting unit level, which is one level below our operating segments. We identify our reporting units by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available that senior management regularly reviews to assess operating results. For purposes of evaluating goodwill for impairment, we have four reporting units containing approximately 87% of our goodwill balance of $446 million at June 30, 2010. These reporting units are Aeroflex Plainview ($119 million), Aeroflex Colorado Springs ($98 million), RF and microwave group ($57 million) and Aeroflex Wichita ($115 million). Impairment testing is performed in two steps: (i) we determine if there is an impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, we measure the amount of impairment loss by comparing the implied fair value of the reporting unit's goodwill (the excess of the fair value of the reporting unit over the fair value of its net identifiable assets) with the carrying amount of that goodwill. Based on our annual impairment testing during the fourth quarter of fiscal 2010, all but one of our reporting units had significant safety margins, representing the excess of the estimated fair value of each reporting unit over its respective carrying value (including goodwill allocated to each respective reporting unit). In order to evaluate the sensitivity of the estimated fair value calculations of our reporting units on the annual impairment calculation for goodwill, we applied a hypothetical 20% decrease to the estimated fair values of each reporting unit. The hypothetical decrease of 20% would have no impact on the goodwill impairment analysis for any of our reporting units with the exception of the RF and microwave reporting unit. For the RF and microwave reporting unit, which had a goodwill carrying value of $57 million at June 30, 2010 and an enterprise carrying value of approximately $135 million, a 7% reduction in its estimated fair value would result in a goodwill impairment test step one failure. A step one failure would require us to perform the second step of the goodwill impairment test to measure the amount of implied fair value of goodwill and, if required, the recognition of a goodwill impairment loss.

          Testing goodwill for impairment requires us to estimate fair values of reporting units using significant estimates and assumptions. The assumptions made will impact the outcome and ultimate results of the testing. We use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, we engage third-party valuation specialists to assist us in estimating fair values. To determine fair value of the reporting unit, we generally use an income approach. We use a market approach to assess the reasonableness of the results of the income approach.

          Under the income approach, we determine fair value using a discounted cash flow method, estimating future cash flows of each reporting unit, as well as terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows.

          The key estimates and factors used in the income approach include, but are not limited to, revenue growth rates and profit margins based on internal forecasts, terminal value and the weighted-average cost of capital used to discount future cash flows. The compound annual growth rate of sales for the first 6 years of our projections for reporting units as of June 30, 2010 ranged between 5% and 10% in fiscal 2010 as compared with 4% and 14% in fiscal 2009. For reporting units as of June 30, 2010, the terminal growth rates were projected at 5% after between 7 to 9 years in fiscal 2010 as compared with 5% after between 7 to 10 years in fiscal 2009, which reflects our estimate of long-term market and gross domestic product growth. The weighted-average cost of capital used to discount future cash flows for reporting units as of June 30, 2010 ranged from 13% to 17% in fiscal 2010 as compared with 14% to 17% in fiscal 2009. Future changes in these estimates and assumptions could materially affect the results of our reviews for impairment of goodwill. Changes in the valuation assumptions from those used in the prior year primarily reflect the impact of the current economic environment on the reporting units and their projected future results of operations.

          The impairment test for indefinite-lived intangible assets encompasses calculating a fair value of an indefinite-lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the fair value, impairment is recorded. To determine fair value of indefinite-lived intangible assets, we use an income approach, the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. Indefinite-lived intangible assets' fair values require significant judgments in determining both the assets' estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

          We review other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When such events or changes in circumstances occur, a recoverability test is performed comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying value. If the projected undiscounted cash flows are less than the carrying value, an impairment would be recorded for the excess of the carrying value over the fair value, which is determined by discounting future cash flows.

          Property, plant and equipment are stated at cost. Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets, principally on a straight-line basis. Leasehold improvements are amortized over the life of the lease, including anticipated renewals, or the estimated life of the asset, whichever is shorter.

Income Taxes

          We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency Translations

          The financial statements of our foreign subsidiaries are measured in their local currency and then translated into U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated using the exchange rate at the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing throughout the year.

          Gains and losses resulting from the translation of financial statements of foreign subsidiaries are accumulated in other comprehensive income (loss) and presented as part of stockholder's equity. Realized and unrealized foreign currency exchange gains (losses) from the settlement of foreign currency transactions are reflected in other income (expense) and amounted to $(202,000), $(239,000), $(905,000), $9.0 million, $2.3 million and $193,000 for the three months ended September 30, 2010 and 2009, the fiscal years ended June 30, 2010 and 2009, and the periods from August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007, respectively.

Financial Instruments and Derivatives

          Foreign currency contracts are used in certain circumstances to protect us from fluctuations in exchange rates. Such derivatives are not designated as hedges. Thus the change in fair value is included in income as it occurs, within other income (expense) in the consolidated statement of operations.

          Our interest rate swap derivatives are designated as cash flow hedges. As such, they are recorded on the balance sheet as assets or liabilities at their fair value, with changes in the fair value of such derivatives, net of taxes, recorded as a component of other comprehensive income.

Results of Operations

          For comparative purposes, in this Management's Discussion and Analysis of Financial Condition and Results of Operations, we have combined the Predecessor period from July 1, 2007 to August 14, 2007 with the Successor period from August 15, 2007 to June 30, 2008 to form the fiscal year ended June 30, 2008. This combination is not a GAAP presentation as it combines periods with different bases of accounting. However, we believe this presentation is useful to the reader as a comparison to the Successor periods for the fiscal years ended June 30, 2010 and 2009.

          The following table sets forth our historical results of operations as a percentage of net sales for the periods indicated below:

	Predecessor	Successor	Non-GAAP combined Predecessor and Successor	Successor
	Period July 1, 2007 to August 14, 2007	Period August 15, 2007 to June 30, 2008
			Years Ended June 30,			Three Months Ended September 30,
			2008	2009	2010	2009	2010
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Costs of sales	59.8	58.3	58.4	52.4	47.7	50.0	49.1

Gross profit	40.2	41.7	41.6	47.6	52.3	50.0	50.9

Operating expenses:
Selling, general and administrative costs	49.8	20.0	21.8	21.4	19.7	23.3	24.1
Research and development costs	31.9	11.6	12.8	11.7	11.6	13.2	14.6
Amortization of acquired intangibles	4.4	12.1	11.6	10.5	9.5	12.0	10.2
Loss on liquidation of foreign subsidiary	—	—	—	—	1.2	5.9	—
Acquired in-process research and development costs	—	4.1	3.9	0.3	—	—	—
Going Private Transaction expenses	9.7	5.4	5.6	—	—	—	—
Impairment of goodwill and other intangibles	—	—	—	6.9	—	—	—

Total operating expenses	95.8	53.2	55.7	50.8	42.0	54.4	48.9

Operating income (loss)	(55.6)	(11.5)	(14.1)	(3.2)	10.3	(4.4)	2.0
Interest expense	(0.7)	(12.3)	(11.7)	(14.0)	(12.8)	(16.1)	(13.6)
Gain from a bargain purchase of a business	—	—	—	—	0.6	—	—
Other income (expense), net	0.7	0.7	0.8	1.8	0.1	—	—

Income (loss) from continuing operations before income taxes	(55.6)	(23.1)	(25.0)	(15.4)	(1.8)	(20.5)	(11.6)
Provision (benefit) for income taxes	(17.9)	(6.5)	(7.2)	(2.6)	0.1	(4.7)	(7.9)

Income (loss) from continuing operations	(37.7)	(16.6)	(17.8)	(12.8)	(1.9)	(15.8)	(3.7)
Discontinued operations, net of tax	(6.6)	(0.8)	(1.1)	—	—	—	—

Net income (loss)	(44.3)%	(17.4)%	(18.9)%	(12.8)%	(1.9)%	(15.8)%	(3.7)%

Statements of Operations

          Management evaluates the operating results of our two segments based upon adjusted operating income, which is pre-tax operating income before costs related to amortization of acquired intangibles, share-based compensation, restructuring expenses, lease termination costs, business acquisition and merger related expenses, loss on liquidation of foreign subsidiary, impairment of goodwill and other intangibles, acquired in-process research and development costs, the impact of any acquisition related adjustments and Going Private Transaction expenses. We have set out below our adjusted operating income (loss) by segment and in the aggregate, and have provided a reconciliation of adjusted operating income (loss) on a GAAP basis and income (loss) before income taxes to adjusted operating income (loss) for the periods presented.

	Predecessor	Successor	Non-GAAP combined Predecessor and Successor	Successor
	Period July 1, 2007 to August 14, 2007	Period August 15, 2007 to June 30, 2008				Three Months Ended September 30,
			Years Ended June 30,
			2008	2009	2010	2009	2010
	(In thousands)
Net sales:
— AMS	$19,017	$283,695	$302,712	$287,517	$322,151	$67,361	$77,305
— ATS	19,204	321,296	340,500	311,819	332,897	62,755	78,626

Net sales	$38,221	$604,991	$643,212	$599,336	$655,048	$130,116	$155,931

Segment adjusted operating income:
— AMS	$24	$74,802	$74,826	$63,368	$89,104	$15,024	$18,887
— ATS	(7,582)	54,216	46,634	50,141	67,621	7,965	6,857
— General corporate expense	(2,347)	(8,176)	(10,523)	(11,377)	(9,841)	(2,931)	(2,414)

Adjusted operating income (loss)	(9,905)	120,842	110,937	102,132	146,884	20,058	23,330
Amortization of acquired intangibles
— AMS	(279)	(44,085)	(44,364)	(36,635)	(35,032)	(8,836)	(9,260)
— ATS	(1,413)	(28,991)	(30,404)	(26,327)	(26,883)	(6,769)	(6,703)
Business acquisition costs
— Corporate	—	—	—	—	(921)	—	(190)
Share based compensation
— AMS	(83)	—	(83)	—	—	—	—
— ATS	95	—	95	—	—	—	—
— Corporate	(226)	(3,123)	(3,349)	(1,955)	(2,076)	(489)	(513)
Restructuring charges
— AMS	—	(414)	(414)	—	(172)	—	(576)
— ATS	(3,778)	(6,581)	(10,359)	(4,102)	(213)	(187)	(1,223)
Lease termination costs
— ATS	(576)	—	(576)	—	—	—	—
Merger related expenses — Corporate	(1,319)	(4,092)	(5,411)	(4,283)	(2,858)	(693)	(715)
Loss on liquidation of foreign subsidiary — ATS	—	—	—	—	(7,696)	(7,696)	—
Impairment of goodwill and other intangibles
— AMS	—	—	—	(41,225)	—	—	—
Acquired in-process R&D costs
— AMS	—	(16,335)	(16,335)	—	—	—	—
— ATS	—	(8,640)	(8,640)	(1,665)	—	—	—
Current period impact of acquisition related adjustments:
Inventory — AMS	(57)	(23,817)	(23,874)	—	(246)	(246)	(183)
Inventory — ATS	—	(15,151)	(15,151)	(668)	(329)	—	(447)
Depreciation — AMS	—	(1,025)	(1,025)	(1,143)	(1,000)	(275)	(117)
Depreciation — ATS	—	(2,882)	(2,882)	(2,702)	(1,139)	(506)	(120)
Depreciation — Corporate	—	(193)	(193)	(220)	(220)	(55)	(55)
Deferred revenue — ATS	—	(2,510)	(2,510)	(416)	(125)	(32)	(25)
Going Private Transaction expenses — Corporate	(3,717)	(32,493)	(36,210)	—	—	—	—

Operating income (loss)	(21,258)	(69,490)	(90,748)	(19,209)	67,974	(5,726)	3,203
Interest expense	(275)	(74,658)	(74,933)	(83,823)	(83,948)	(21,039)	(21,238)
Gain from a bargain purchase of a business	—	—	—	—	3,993	—	—
Other income (expense), net	294	4,617	4,911	11,012	532	57	(29)

Income (loss) from continuing operations before income taxes	$(21,239)	$(139,531)	$(160,770)	$(92,020)	$(11,449)	$(26,708)	$(18,064)

Three Months Ended September 30, 2010 Compared to Three Months Ended September 30, 2009

          Net Sales.    Net sales increased $25.8 million, or 20%, to $155.9 million for the three months ended September 30, 2010 from $130.1 million for the three months ended September 30, 2009. Businesses acquired since September 30, 2009 contributed $6.9 million to sales, or 5% in the current quarter.

          Net sales in the AMS segment increased 15% to $77.3 million for the three months ended September 30, 2010 from $67.4 million for the three months ended September 30, 2009. Specific variances include a volume driven $5.9 million increase in sales of components, including $1.5 million from ACC, acquired in August 2010, a volume driven $4.1 million increase in sales of integrated circuits; and additional sales of $1.3 million from Radiation Assured Devices, Inc., or RAD, acquired in June 2010. The increases in sales were partially offset by volume driven reductions of $913,000 in sales of motion control products and $399,000 in sales of microelectronics modules.

          Net sales in the ATS segment increased 25% to $78.6 million for the three months ended September 30, 2010 from $62.8 million for the three months ended September 30, 2009. Specific variances include a volume driven $7.9 million increase in sales of wireless test products; a volume driven $3.2 million increase in sales from avionic products; and a volume driven $3.0 million increase in sales of radio test sets. In addition, there were additional wireless test products sales of $4.0 million from Willtek Communications, or Willtek, acquired in May 2010. The increases in net sales were partially offset by a volume driven reduction of $2.2 million in sales of general purpose test products.

          Gross Profit.    Gross profit equals net sales less cost of sales. Cost of sales includes materials, direct labor, amortization of capitalized software development costs and overhead expenses such as engineering labor, fringe benefits, depreciation, allocable occupancy costs and manufacturing supplies.

          On a consolidated basis, gross profit was $79.4 million, or 50.9% of net sales, for the three months ended September 30, 2010 and $65.0 million, or 50.0% of net sales, for the three months ended September 30, 2009.

	Gross Profit
Three Months Ended September 30,	AMS	% of Net Sales	ATS	% of Net Sales	Total	% of Net Sales
	(In thousands, except percentages)
2009	$30,999	46.0%	$33,995	54.2%	$64,994	50.0%
2010	$38,321	49.6%	$41,096	52.3%	$79,417	50.9%

          Gross margins in the AMS segment were 49.6% for the three months ended September 30, 2010 and 46.0% for the three months ended September 30, 2009. The increase in gross margins is principally attributable to (i) favorable product mix and volume efficiencies in components; and (ii) favorable product mix and increased sales of integrated circuits, combined with the additional sales of RAD services, acquired in June 2010 (which have margins higher than the segment average).

          Gross margins in the ATS segment were 52.3% for the three months ended September 30, 2010 and 54.2% for the three months ended September 30, 2009. The decrease in gross margins was principally attributable to wireless product sales, which included more hardware products than software products as compared to the prior year. While wireless hardware products have higher gross margins than the segment average, they are not as high as the gross margins of wireless software products. Despite the reduction in margins, gross profit increased $7.1 million for the three months ended September 30, 2010 as compared to the three months ended September 30, 2009 due to increased sales.

          Selling, General and Administrative Costs.    Selling, general and administrative costs include office and management salaries, fringe benefits, commissions, insurance and professional fees.

          On a consolidated basis SG&A costs increased $7.3 million, or 24%, to $37.5 million for the three months ended September 30, 2010. As a percentage of sales, SG&A costs increased from 23.2% to 24.1% from the three months ended September 30, 2009 to the three months ended September 30, 2010. The SG&A of the acquired businesses increased SG&A by $2.0 million.

	Selling, General and Administrative Costs
Three Months Ended September 30,	AMS	% of Net Sales	ATS	% of Net Sales	Corporate	Total	% of Net Sales
	(In thousands, except percentages)
2009	$9,988	14.8%	$16,082	25.6%	$4,168	$30,238	23.3%
2010	$12,562	16.2%	$21,060	26.8%	$3,887	$37,509	24.1%

          In the AMS segment, SG&A costs increased $2.6 million, or 26%, to $12.6 million for the three months ended September 30, 2010. This increase is primarily due to additional costs of $859,000 related to RAD, acquired in June 2010, and ACC, acquired in August 2010; general increases in our existing businesses, primarily due to increased employee related expenses of $714,000 and commissions of $271,000; and increased restructuring costs of $178,000. SG&A costs in the AMS segment increased from 14.8% to 16.2%, as a percentage of sales, from the three months ended September 30, 2009 to the three months ended September 30, 2010.

          In the ATS segment, SG&A costs increased $5.0 million, or 31%, to $21.1 million for the three months ended September 30, 2010, primarily due to increased commissions of $2.2 million, due to the increase in sales volume and a change in product mix; increased employee related expenses of $1.2 million; additional costs of $1.1 million related to Willtek, acquired in May 2010; and a net increase in restructuring costs of $520,000. As a percentage of sales, SG&A costs in the ATS segment increased from 25.6% to 26.8% from the three months ended September 30, 2009 to the three months ended September 30, 2010.

          Corporate general and administrative costs decreased $282,000.

          Research and Development Costs.    Research and development costs include materials, engineering labor and allocated overhead.

          On a consolidated basis, research and development costs increased by $5.6 million, or 32%, to $22.7 million for the three months ended September 30, 2010. As a percentage of sales, research and development costs increased from 13.2% to 14.6% from the three months ended September 30, 2009 to the three months ended September 30, 2010.

	Research and Development Costs
Three Months Ended September 30,	AMS	% of Net Sales	ATS	% of Net Sales	Total	% of Net Sales
	(In thousands, except percentages)
2009	$6,508	9.7%	$10,673	17.0%	$17,181	13.2%
2010	$7,747	10.0%	$14,995	19.1%	$22,742	14.6%

          AMS segment self-funded research and development costs increased $1.2 million, or 19%, to $7.7 million for the three months ended September 30, 2010 primarily due to the increased efforts in the development of next generation component products and additional spending on projects within integrated circuits. As a percentage of sales, AMS segment research and development costs increased from 9.7% for the three months ended September 30, 2009 to 10.0% for the three months ended September 30, 2010.

          ATS segment self-funded research and development costs increased $4.3 million, or 40%, to $15.0 million for the three months ended September 30, 2010 primarily due to increases in our radio test and avionics divisions, for the development of a common platform technology, and additional costs of $871,000 related to Willtek, acquired in May 2010.

          Restructuring Costs.    The AMS segment incurred total restructuring costs of $576,000 ($398,000 in cost of sales and $178,000 in SG&A), for the three months ended September 30, 2010 which primarily relate to consolidation and reorganization efforts in one of our components facilities in connection with the ACC acquisition. There were no comparable charges for the three months ended September 30, 2009.

          The ATS segment incurred restructuring costs of $1.2 million for the three months ended September 30, 2010 ($10,000 in cost of sales, $628,000 in SG&A and $585,000 in R&D). In comparison, for the three months ended September 30, 2009, the ATS segment incurred restructuring costs of $187,000 ($79,000 in cost of sales and $108,000 in SG&A). In both periods, the costs related to consolidation and reorganization efforts in our U.K. operations.

          Amortization of Acquired Intangibles.    Amortization of acquired intangibles increased $358,000 for the three months ended September 30, 2010 primarily due to additional amortization related to various acquisitions; Willtek, in May 2010; RAD, in June 2010; and ACC, in August 2010. The increases in amortization were partially offset by certain intangibles becoming fully amortized during fiscal 2010. By segment, the amortization increased $424,000 in the AMS segment and decreased $66,000 in the ATS segment.

          Loss on Liquidation of Foreign Subsidiary.    During the three months ended September 30, 2009, we recognized a $7.7 million non-cash loss on liquidation of a foreign subsidiary. There was no similar charge recorded for the three months ended September 30, 2010.

          Other Income (Expense).    Interest expense was $21.2 million for the three months ended September 30, 2010 and $21.0 million for the three months ended September 30, 2009. Other income (expense) of ($29,000) for the three months ended September 30, 2010 consisted primarily of ($202,000) of foreign currency transaction losses, offset by $173,000 of interest and miscellaneous income. Other income (expense) of $57,000 for the three months ended September 30, 2009 consisted primarily of $296,000 of interest and miscellaneous income, offset by ($239,000) of foreign currency transaction losses.

          Provision for Income Taxes.    The income tax benefit was $12.2 million for the three months ended September 30, 2010, an effective income tax rate of 67.8%. We had an income tax benefit for the three months ended September 30, 2009 of $6.2 million, an effective income tax rate of 23.1%. The effective income tax rate for both periods differed from the amount computed by applying the U.S. Federal income tax rate to income before income taxes primarily due to foreign, state and local income taxes, including U.S. income tax on certain foreign net income, since we anticipate that we will be repatriating these earnings to the U.S. During the three months ended September 30, 2010, we identified an overstatement of deferred income tax liabilities established in the fourth quarter of fiscal 2009 and throughout fiscal 2010 related to U.S. income taxes provided on foreign source income. After consideration of both quantitative and qualitative factors, we determined the amounts were not material to any of those prior period financial statements or the fiscal 2011 estimated results and thus corrected the balance in the three months ended September 30, 2010. Accordingly, the consolidated balance sheet at September 30, 2010 presented in this Prospectus has been adjusted to reduce deferred income tax liabilities by $3.7 million, with a corresponding increase in income tax benefit in the statement of operations for the three months ended September 30, 2010. The adjustment did not impact the statement of cash flows. The tax benefit of $6.2 million for the three months ended September 30, 2009 was also affected by the unfavorable impact of a $7.7 million nondeductible loss on the liquidation of a foreign subsidiary, and the favorable impact of a $10.3 million loss for tax purposes on the write off of our investment in a foreign subsidiary in fiscal 2009. For financial statement purposes, the loss had been recognized in the prior periods, however, for tax purposes the loss was recognized at the time of divesture, effective September 2009.

          In the three months ended September 30, 2010, we paid income taxes of $3.7 million and received tax refunds of $20,000 related to federal, state and foreign income taxes. In the three months ended September 30, 2009, we paid income taxes of $3.1 million and received refunds of $603,000.

          Net income (loss).    The net loss was $5.8 million for the three months ended September 30, 2010 and $20.5 million for the three months ended September 30, 2009.

  Fiscal Year Ended June 30, 2010 Compared to Fiscal Year Ended June 30, 2009

          Net Sales.    Net sales increased 9% to $655.0 million for the fiscal year ended June 30, 2010 from $599.3 million for the fiscal year ended June 30, 2009.

          Net sales in the AMS segment increased 12% to $322.2 million for the fiscal year ended June 30, 2010 from $287.5 million for the fiscal year ended June 30, 2009. Specific variances include a volume driven $14.3 million increase in sales of integrated circuits; a volume driven $7.9 million increase in sales of microelectronic modules; and sales of $12.7 million from Airflyte Electronics, acquired in June 2009.

          Net sales in the ATS segment increased 7% to $332.9 million for the fiscal year ended June 30, 2010 from $311.8 million for the fiscal year ended June 30, 2009. Specific variances include a volume driven $17.7 million increase in sales of wireless test products; an $11.4 million increase in sales from VI Technology, acquired in March 2009; and a volume driven $8.6 million increase in sales of synthetic test products. The increases in net sales were partially offset by a volume driven $12.1 million decrease in sales of radio test sets, due to a delay in the receipt of certain large orders and a volume driven $6.8 million decrease in sales of avionic products.

          Gross Profit.    Gross profit equals net sales less cost of sales. Cost of sales includes materials, direct labor, amortization of capitalized software development costs and overhead expenses such as engineering labor, fringe benefits, depreciation, allocable occupancy costs and manufacturing supplies.

          On a consolidated basis, gross profit was $342.8 million, or 52.3% of net sales, for the fiscal year ended June 30, 2010 and $285.1 million, or 47.6% of net sales, for the fiscal year ended

June 30, 2009. The increase in gross profit was mainly due to the aforementioned sales volume increases.

	Gross Profit
Fiscal Year Ended June 30,	AMS	% of Net Sales	ATS	% of Net Sales	Total	% of Net Sales
	(In thousands, except percentages)
2009	$134,239	46.7%	$150,866	48.4%	$285,105	47.6%
2010	$162,305	50.4%	$180,524	54.2%	$342,829	52.3%

          Gross margins in the AMS segment were 50.4% for the fiscal year ended June 30, 2010 and 46.7% for the fiscal year ended June 30, 2009. Margins were favorably impacted by increased sales of integrated circuits and microelectronic modules, both of which have margins higher than the segment average and increased margins in motion control products and components due to product mix. These margin increases were partially offset by the sales of Airflyte Electronics products, acquired in June 2009, which have margins lower than the segment average.

          Gross margins in the ATS segment were 54.2% for the fiscal year ended June 30, 2010 and 48.4% for the fiscal year ended June 30, 2009. The increase in gross margins is principally attributable to increased sales of wireless products, which have margins higher than the segment average and increased margins in radio test and avionic products due to product mix. These margin increases were partially offset by the sales of VI Technology products, acquired in March 2009, which have margins lower than the segment average.

          Selling, General and Administrative Costs.    Selling, general and administrative costs, or SG&A, include office and management salaries, fringe benefits, commissions, insurance and professional fees.

          On a consolidated basis SG&A costs increased $750,000, or 1%, to $129.1 million for the year ended June 30, 2010. As a percentage of sales, SG&A costs decreased from 21.4% to 19.7% from the fiscal year ended June 30, 2009 to the fiscal year ended June 30, 2010.

	Selling, General and Administrative Costs
Fiscal Year Ended June 30,	AMS	% of Net Sales	ATS	% of Net Sales	Corporate	Total	% of Net Sales
	(In thousands, except percentages)
2009	$41,822	14.5%	$68,700	22.0%	$17,834	$128,356	21.4%
2010	$43,031	13.3%	$70,159	21.0%	$15,916	$129,106	19.7%

          In the AMS segment, SG&A costs increased $1.2 million, or 3%, to $43.0 million for the fiscal year ended June 30, 2010. This increase is due to additional costs of $1.6 million related to Airflyte Electronics, acquired in June 2009, as well as an $810,000 increase related to our integrated circuits business primarily due to increased compensation and commissions. These increases in the AMS segment were partially offset by reduced costs of $1.2 million in the components group, as a result of cost savings initiatives. SG&A costs in the AMS segment decreased from 14.5% to 13.3%, as a percentage of sales, from the fiscal year ended June 30, 2009 to the fiscal year ended June 30, 2010 as a result of controlling costs while sales increased.

          In the ATS segment, SG&A costs increased $1.5 million, or 2%, to $70.2 million for the fiscal year ended June 30, 2010, principally due to the additional cost of $1.9 million related to VI Technology, acquired in March 2009, which was partially offset by various reductions in the other ATS business units. These reductions were primarily the result of cost savings initiatives and efforts to consolidate and reorganize our various European locations. As a percentage of sales, SG&A costs in the ATS segment decreased from 22.0% to 21.0% from the fiscal year ended June 30, 2009 to the fiscal year ended June 30, 2010, primarily the result of controlling costs while sales increased.

          Corporate general and administrative costs decreased $1.9 million, primarily due to reductions in merger related expenses and employee related expenses, partially offset by $921,000 of acquisition related expenses that would have been capitalized in previous years. In accordance with accounting rules effective July 1, 2009, costs related to acquisitions of business, including legal fees, are expensed as incurred rather than treated as part of the purchase price of an acquired business.

          Research and Development Costs.    Research and development costs include materials, engineering labor and allocated overhead.

          On a consolidated basis, research and development costs increased by $6.0 million. As a percentage of sales, research and development costs decreased from 11.7% to 11.6% from the fiscal year ended June 30, 2009 to the fiscal year ended June 30, 2010.

	Research and Development Costs
Fiscal Year Ended June 30,	AMS	% of Net Sales	ATS	% of Net Sales	Total	% of Net Sales
	(In thousands, except percentages)
2009	$30,192	10.5%	$39,914	12.8%	$70,106	11.7%
2010	$31,588	9.8%	$44,550	13.4%	$76,138	11.6%

          AMS segment self-funded research and development costs increased $1.4 million, or 4.6%, to $31.6 million for the fiscal year ended June 30, 2010. The increase was primarily due to the increased efforts in the development of power converters within the microelectronic modules division. As a percentage of sales, AMS segment research and development costs decreased from 10.5% to 9.8%.

          ATS segment self-funded research and development costs increased $4.6 million, or 12%, to $44.5 million for the fiscal year ended June 30, 2010, primarily due to the development of next generation products in our radio and avionics test division and wireless products. As a percentage of sales, ATS research and development costs increased from 12.8% to 13.4%.

          Amortization of Acquired Intangibles.    Amortization of acquired intangibles decreased $1.0 million in the fiscal year ended June 30, 2010, primarily due to certain intangibles becoming fully amortized during fiscal 2009. The decrease was partially offset by the addition of amortization of $1.5 million related to VI Technology, acquired in March 2009, and $1.2 million related to Airflyte Electronics, acquired in June 2009. By segment, the amortization decreased $1.6 million in the AMS segment and increased $556,000 in the ATS segment.

          Acquired In-Process Research and Development Costs.    During the fiscal year ended June 30, 2009, we recorded and expensed $1.7 million of IPR&D costs related to our acquisition of Gaisler (AMS Segment) in June 2008 based on the final allocation of the purchase price. There were no similar IPR&D costs recorded in the fiscal year ended June 30, 2010. In accordance with recently adopted accounting principles, IPR&D related to acquisitions consummated after June 30, 2009 will be capitalized and amortized over the estimated life of the related technology once the development has been completed.

          Impairment of Goodwill and Intangibles.    Our annual impairment test of goodwill and intangible assets is typically conducted in the fourth quarter of each year. Due to a decline in the RF and microwave reporting unit's operating results in the fourth quarter of fiscal 2009 and additional revisions to internal forecasts, we recorded impairment charges to both goodwill and tradenames with indefinite lives related to the RF and microwave reporting unit of $35.2 million and $6.0 million, respectively. There were no similar impairment charges recorded in the fiscal year ended June 30, 2010.

          Loss on Liquidation of Foreign Subsidiary.    During the fiscal year ended June 30, 2010, we recognized a non-cash $7.7 million loss on liquidation of a foreign subsidiary relating to the write-off of the foreign currency translation balance upon substantial dissolution. There was no similar charge recorded in the fiscal year ended June 30, 2009.

          Other Income (Expense).    Interest expense was $83.9 million for the fiscal year ended June 30, 2010 and $83.8 million for the fiscal year ended June 30, 2009. On May 7, 2010, we recorded a $4.0 million gain from a bargain purchase of the assets of Willtek Communications. The gain from a bargain purchase of Willtek reflects the excess of the fair value of tangible and intangible assets acquired less the liabilities assumed over the purchase price. The purchase price was negotiated at such a level to be reflective of the cost of the restructuring efforts that we expect to undertake. Other income (expense) of $532,000 for the fiscal year ended June 30, 2010 consisted of $1.5 million of interest and miscellaneous income, partially offset by $905,000 of foreign currency transaction losses. Other income (expense) of $11.0 million for the fiscal year ended June 30, 2009 consisted primarily of $9.0 million of foreign currency transaction gains and $1.5 million of interest income.

          Income Taxes.    Primarily due to interest expense associated with our debt, we had a pre-tax loss in the U.S. for fiscal 2010 and taxable income from foreign operations. In the fourth quarter of fiscal 2009, we decided to no longer permanently reinvest post-fiscal 2008 foreign earnings in our foreign operations and began to distribute a substantial portion of our foreign earnings to the U.S. to partially fund interest and principal payments on our debt. Accordingly, we have provided for foreign and U.S. income taxes on fiscal 2009 and 2010 foreign taxable income. The benefit available for foreign tax credits against our U.S. income tax on foreign earnings has not been recognized, because it was not considered to be more likely than not that we would generate sufficient foreign source income, after allocation of the significant amount of our interest expense to the foreign source income, to allow us to utilize the credit. This significantly increased the effective tax rate for each of fiscal 2009 and fiscal 2010. If factors change that affect our assessment of the likelihood of whether we can generate sufficient foreign source income as a result of a reduced amount of allocated interest to the foreign source income, or otherwise, and we can conclude that it is more likely than not that we will be able to utilize our foreign tax credits, then we would recognize this benefit through the elimination of the valuation allowance we have set up against the foreign tax credits, which was $11.7 million at June 30, 2010.

          Our provision for income taxes was $820,000 for the fiscal year ended June 30, 2010, on a consolidated pre-tax loss of $11.4 million, an effective income tax rate of (7.2%). We had an income tax benefit for the fiscal year ended June 30, 2009 of $15.3 million on a consolidated pre-tax loss of $92.0 million, an effective income tax rate of 16.7%. The provisions are a combination of U.S. tax benefits on domestic losses and foreign taxes on foreign earnings and domestic taxes provided on foreign earnings, as we expect that substantially all these earnings will be distributed to the U.S. The effective income tax rate for both periods differed from the amount computed by applying the U.S. Federal income tax rate to income before income taxes primarily due to foreign, state and local income taxes and is impacted by the valuation allowance recorded for foreign tax credits, as discussed above.

          In the fiscal year ended June 30, 2010, we paid income taxes of $6.1 million and received tax refunds of $633,000. In the fiscal year ended June 30, 2009, we paid income taxes of $3.6 million and received tax refunds of $2.3 million.

          Net Loss.    Our net loss was $12.3 million for the fiscal year ended June 30, 2010 and $76.7 million for the fiscal year ended June 30, 2009. The $64.4 million favorable reduction in net loss is comprised of the following: an increase of $57.7 million in gross profit, primarily due to increased sales and increased margins; a fiscal 2009 charge for impairment of goodwill and intangibles of $41.2 million, which did not recur in 2010; a gain from a bargain purchase of a business of $4.0 million in fiscal 2010, and a reduction in in-process research and development of $1.7 million; offset by an increase of $5.7 million of operating expenses, primarily due to increased R&D spending; a non-cash loss on liquidation of a foreign subsidiary of $7.7 million in the fiscal year ended June 30, 2010; an unfavorable variance in other income and expense of $10.6 million, primarily foreign currency gains/losses of $9.9 million; and an increase in the income tax provision of $16.2 million.

  Fiscal Year Ended June 30, 2009 Compared to Fiscal Year Ended June 30, 2008

          Net Sales.    Net sales decreased 7% to $599.3 million for the fiscal year ended June 30, 2009 from $643.2 million for the fiscal year ended June 30, 2008.

          Net sales in the AMS segment decreased 5% to $287.5 million for the fiscal year ended June 30, 2009 from $302.7 million for the fiscal year ended June 30, 2008 primarily due to a reduction in sales of components and microelectronic modules resulting from a general slowdown in the market combined with a demand surge experienced in 2008 that was not repeated in 2009. This reduction was partially offset by an increase in sales volume of integrated circuits and motion control products combined with additional sales resulting from our acquisition of Gaisler in June 2008 of $6.3 million.

          Net sales in the ATS segment decreased 8% to $311.8 million in 2009 from $340.5 million in 2008. The change in foreign currency exchange rates negatively impacted 2009 sales by our U.K. subsidiaries by approximately $27 million. Excluding the impact of foreign currency exchange rates, sales in the ATS segment for the fiscal year ended June 30, 2009 decreased approximately $1.7 million as compared to the fiscal year ended June 30, 2008. The decrease was primarily due to a reduction in sales of PXI-based test equipment, signal generators and other test products, offset by an increase in wireless product sales. Further, the fiscal year ended June 30, 2009 was impacted by a purchase accounting adjustment to deferred revenue which reduced sales by $416,000, while the fiscal year ended June 30, 2008 was impacted by a purchase accounting adjustment to deferred revenue which reduced sales by $2.5 million.

          Gross Profit.    On a consolidated basis, gross profit was $285.1 million, or 47.6% of net sales, for the fiscal year ended June 30, 2009 and $267.4 million, or 41.6% of net sales, for the fiscal year ended June 30, 2008. In 2009, gross margin was adversely affected by purchase accounting adjustments aggregating $3.1 million which:

  •
  increased depreciation expense by $2.0 million related to acquisition date fair value adjustments,

  •
  increased cost of sales for the increase in the recorded value of VI Technology's inventories by $668,000 to eliminate manufacturing profits inherent in the inventories on March 4, 2009, the date of our acquisition of VI Technology, and

  •
  reduced sales for the year by $416,000 to eliminate selling profits inherent in certain acquisition date deferred revenue.

          In 2008, gross margin was adversely affected by purchase accounting adjustments aggregating $43.4 million which:

  •
  increased cost of sales for the increase in the recorded value of the Going Private Transaction date inventories by $39.0 million to eliminate manufacturing profits inherent in the inventories at that date,

  •
  increased depreciation expense by $1.9 million due to acquisition date fair value adjustments and

  •
  reduced sales for the year by $2.5 million to eliminate selling profits inherent in certain acquisition date deferred revenues.

          Excluding the purchase accounting adjustments, gross margin was 48.0% for the year ended June 30, 2009 and 48.1% for the year ended June 30, 2008.

	Gross Profit
Fiscal Year Ended June 30,	AMS	% of Net Sales	ATS	% of Net Sales	Total	% of Net Sales
	(In thousands, except percentages)
2008	$122,808	40.6%	$144,590	42.5%	$267,398	41.6%
2009	$134,239	46.7%	$150,866	48.4%	$285,105	47.6%

          Gross margins in the AMS segment were 46.7% in 2009 and 40.6% in 2008. Gross profit in 2009 included the effect of purchase accounting adjustments of $796,000 as compared to $24.6 million in 2008. Excluding the purchase accounting adjustments, gross margins were 47.0% in 2009 and 48.7% in 2008. The decrease in gross margins is principally attributable to decreased margins in components and microelectronic modules partially offset by increased sales of integrated circuits, which have margins higher than the segment average, and decreased sales of components, which have margins lower than the segment average.

          Gross margins in the ATS segment were 48.4% in 2009 and 42.5% in 2008. Gross profit in 2009 was negatively impacted by purchase accounting adjustments of $2.3 million versus $18.9 million in 2008. Excluding the purchase accounting adjustments, gross margins were 49.0% in 2009 and 47.6% in 2008. The increase in gross margins is principally attributable to increased sales of wireless products, which have margins higher than the segment average.

          Selling, General and Administrative Costs.    On a consolidated basis, SG&A costs decreased $11.8 million, or 8.4%, to $128.4 million. SG&A costs decreased from 21.8% to 21.4% as a percentage of sales from the fiscal year ended June 30, 2008 to the fiscal year ended June 30, 2009. On a non-GAAP basis, excluding expenses permitted by the credit agreement governing our senior secured credit facility in calculating debt covenant compliance, such as merger related expenses of $4.3 million in 2009 and $5.4 million in 2008, stock compensation costs of $2.0 million in 2009 and $3.3 million in 2008, acquisition related depreciation expense of $1.2 million in 2009 and $1.3 million in 2008, restructuring costs of $686,000 in 2009 and $3.7 million in 2008 and a lease termination cost of $576,000 in 2008, SG&A was $120.3 million in 2009 and $125.8 million in 2008. For a discussion of the adjustments permitted by the credit agreement governing our senior secured credit facility, see footnote 2 to the table under "Prospectus Summary—Summary Consolidated Financial Data".

	Selling, General and Administrative Costs
Fiscal Year Ended June 30,	AMS	% of Net Sales	ATS	% of Net Sales	Corporate	Total	% of Net Sales
	(In thousands, except percentages)
2008	$42,513	14.0%	$78,128	22.9%	$19,476	$140,117	21.8%
2009	$41,822	14.5%	$68,700	22.0%	$17,834	$128,356	21.4%

          In the AMS segment, SG&A costs decreased $691,000, or 2%, to $41.8 million for 2009. SG&A costs in the AMS segment increased from 14.0% in 2008 to 14.5% in 2009 as a percentage of sales. Excluding restructuring costs of $272,000 in 2008, stock compensation costs of $57,000 in 2008, acquisition related depreciation expenses of $39,000 in 2009 and $42,000 in 2008, SG&A costs were $41.8 million in 2009 and $42.1 million in 2008.

          In the ATS segment, SG&A costs decreased $9.4 million, or 12%, to $68.7 million for 2009, largely due to reductions in restructuring costs and lease termination fees incurred in 2008 combined with cost savings related to the closing of our Burnham facility. As a percentage of sales, SG&A costs in the ATS segment decreased from 22.9% in 2008 to 22.0% in 2009. Excluding restructuring costs of $686,000 in 2009 and $3.5 million in 2008, lease termination costs of $576,000 in 2008, stock compensation costs that had a favorable impact of $89,000 in 2008, acquisition related depreciation expenses of $913,000 in 2009 and $1.0 million in 2008, SG&A costs were $67.1 million in 2009 and $73.1 million in 2008.

          Corporate general and administrative expenses decreased $1.6 million, or 8%. As a percentage of sales, corporate general and administrative expenses remained relatively unchanged. Excluding merger related expenses of $4.3 million in 2009 and $5.4 million in 2008, stock compensation costs of $2.0 million in 2009 and $3.3 million in 2008 and acquisition related depreciation expenses of $220,000 in 2009 and $193,000 in 2008, SG&A costs were $11.4 million in 2009 and $10.5 million in 2008.

          Research and Development Costs.    On a consolidated basis, research and development costs decreased by $12.0 million. As a percentage of sales, research and development costs decreased from 12.8% to 11.7% from the year ended June 30, 2008 to the year ended June 30, 2009.

	Research and Development Costs
Fiscal Year Ended June 30,	AMS	% of Net Sales	ATS	% of Net Sales	Total	% of Net Sales
	(In thousands, except percentages)
2008	$30,865	10.2%	$51,211	15.0%	$82,076	12.8%
2009	$30,192	10.5%	$39,914	12.8%	$70,106	11.7%

          AMS segment self-funded research and development costs decreased $673,000, or 2%, to $30.2 million for 2009 primarily due to lower spending on microelectronic modules. As a percentage of sales, research and development costs increased from 10.2% to 10.5%.

          ATS segment self-funded research and development costs decreased $11.3 million, or 22%, to $39.9 million for 2009, primarily due to a reduction of $10.3 million in our wireless business due to cost savings related to the closing of our Burnham facility and a reduction of wireless related projects and a reduction of $5.5 million in restructuring costs primarily in our wireless business, which reductions were partially offset by increased costs of $5.1 million, from our development work to enhance existing next generation products in our radio test division.

          Acquired In-Process Research and Development Costs.    During the fiscal year ended June 30, 2008, we recorded and immediately expensed $24.3 million of acquired in-process research and development costs of $15.7 million in the AMS segment and $8.6 million in the ATS segment. Additionally, in 2009 and 2008, we recorded and expensed $1.7 million and $635,000, respectively, of in-process research and development costs in our AMS segment related to our acquisition of Gaisler in June 2008 based on the final allocation of the purchase price.

          Restructuring Costs.    The AMS segment incurred total restructuring costs of $414,000, including $107,000 in cost of sales, $272,000 in SG&A and $35,000 in R&D, in the fiscal year ended June 30, 2008 which relate to severance for personnel reductions at our Whippany, New Jersey components manufacturing facility.

          The ATS segment incurred restructuring costs of $4.1 million in the fiscal year ended June 30, 2009, including $2.9 million in cost of sales, $686,000 in SG&A and $496,000 in R&D. In comparison, in the fiscal year ended June 30, 2008, the ATS segment incurred restructuring costs of $10.4 million, including $880,000 in cost of sales, $3.5 million in SG&A and $6.0 million in R&D. In both periods, the costs related to consolidation and reorganization efforts in our U.K. operations.

          Amortization of Acquired Intangibles.    Amortization of acquired intangibles decreased $11.8 million in 2009 primarily due to backlog recorded in the Going Private Transaction becoming fully amortized during the first quarter of fiscal 2009. The amortization decreased $7.7 million in the AMS segment and decreased $4.1 million in the ATS segment.

          Impairment of Goodwill and Intangibles.    Due to a decline in the RF and microwave reporting unit's operating results in the fourth quarter of fiscal 2009 and additional revisions to internal forecasts, we recorded impairment charges to both goodwill and tradenames with indefinite lives related to the RF and microwave reporting unit of $35.2 million and $6.0 million, respectively. There were no similar impairment charges recorded in fiscal 2008.

          Going Private Transaction Expenses.    In the fiscal year ended June 30, 2008, we incurred Going Private Transaction expenses of $36.2 million, consisting primarily of Going Private Transaction related change of control, severance and other compensation payments, a break-up fee and its related lawsuit settlement charge and legal and other professional fees. There were no comparable costs in fiscal 2009.

          Other Income (Expense).    Interest expense was $83.8 million in the fiscal year ended June 30, 2009 and $74.9 million in the fiscal year ended June 30, 2008. The increase is due to interest expense incurred for an additional one and a half months during fiscal 2009 related to the $870.0 million of debt issued on August 15, 2007. Other income of $11.0 million for the fiscal year ended June 30, 2009 consisted primarily of $9.0 million of foreign currency transaction gains and $1.5 million of interest income. Other income of $4.9 million for the fiscal year ended June 30, 2008 consisted primarily of $2.5 million of foreign currency transaction gains and $2.1 million of interest income.

          Provision for Income Taxes.    The income tax benefit was $15.3 million for the fiscal year ended June 30, 2009, an effective income tax rate of 16.7% on a consolidated pre-tax loss of $92.0 million. We had an income tax benefit for the fiscal year ended June 30, 2008 of $45.8 million, an effective income tax rate of 28.5% on a consolidated pre-tax loss of $160.8 million. The effective income tax rate for both periods differed from the amount computed by applying the U.S. Federal income tax rate to income before income taxes primarily due to foreign, state and local income taxes and, for 2009, the tax benefit was decreased by $11.1 million for a non-deductible goodwill impairment charge, and for 2008, the tax benefit was decreased by $7.0 million for the impact of expenses incurred in the Going Private Transaction that were not deductible for tax purposes, as well as by $8.7 million of nondeductible in-process research and development. In the fiscal year ended June 30, 2009, we paid income taxes of $3.6 million and received a tax refund of $2.3 million and in the fiscal year ended June 30, 2008, we paid income taxes of $8.0 million. In May 2008, we received a federal income tax refund of $27.1 million related to the carryback of tax losses for the period July 1, 2007 to August 14, 2007, to fiscal 2006 and 2007.

          Income (loss) from Continuing Operations.    The loss from continuing operations was $76.7 million for the fiscal year ended June 30, 2009 and $115.0 million for the fiscal year ended June 30, 2008. The $38.3 million decrease in loss from continuing operations was primarily due to expenses of the Going Private Transaction in 2008 of $36.2 million that were not repeated in 2009, reductions in acquisition related adjustments to inventory of $38.4 million, a reduction in acquired in-process research and development of $23.3 million, decreases in ongoing expenses of $35.5 million, and increases in other income of $6.1 million, offset by impairment charges recorded to goodwill and tradenames of $35.2 million and $6.0 million, respectively, a $30.4 million reduction in the tax benefit, a $20.7 million reduction in gross profit, due to reduced sales, and $8.9 million of additional interest expense.

Liquidity and Capital Resources

          As of September 30, 2010, we had $65.1 million of cash and cash equivalents, $230.3 million in working capital and our current ratio was 2.56 to 1.

          In early February 2008, when auctions for auction rate securities began to fail, our gross investment in marketable securities consisted of $46.5 million of auction rate securities. Auction rate securities represent long-term variable rate bonds that generally carry maturities of ten years to thirty-five years from the date of issuance, and whose rates are tied to short-term interest rates that are reset through an auction process every seven to thirty-five days, and are classified as available for sale securities. From early February 2008 to September 2010, $35.4 million of our auction rate securities were redeemed by the issuers of the auction rate securities at an average of 99.1% of par. The $11.1 million of auction rate securities that we currently hold are partially offset by a valuation allowance of $1.3 million.

          All but one (with the one security having a carrying value of $1.7 million and a rating of A-) of our remaining auction rate securities retain a triple-A rating by at least one nationally recognized statistical rating organization. Should credit market disruptions continue or increase in magnitude, we may be required to record a further impairment on our investments or consider that an ultimate liquidity event may take longer than currently anticipated.

          Our principal liquidity requirements are to service our debt and interest and meet our working capital and capital expenditure needs. As of September 30, 2010, we had $882.8 million of debt outstanding (of which $882.5 million was long-term), including approximately $489.1 million under our senior secured credit facility, $225.0 million of senior unsecured notes and $168.0 million under our senior subordinated unsecured credit facility, including paid-in-kind interest. Additionally, at September 30, 2010 we were able to borrow $50.0 million under the revolving portion of our senior secured credit facility.

          The following is a summary of required principal repayments of our debt for the next five years and thereafter as of September 30, 2010:

Twelve Months Ended September 30,	(In thousands)
2011	$360
2012	385
2013	—
2014	489,105
2015	392,973
Thereafter	—

Total	$882,823

          As of September 30, 2010, we and our subsidiaries were in compliance with all of the covenants contained in our loan agreements. Financial covenants in our senior secured credit facility include (i) a maximum leverage ratio of total debt (less up to $15.0 million of unrestricted cash) to Adjusted EBITDA, as defined in our senior secured credit facility, and (ii) maximum consolidated capital expenditures. The maximum leverage ratio permitted for the twelve months ended September 30, 2010 was 5.90, whereas our actual leverage ratio was 5.14. The maximum leverage ratio remains at 5.90 until September 30, 2011, when it decreases to 5.20. The maximum consolidated capital expenditures permitted for each of the fiscal years 2008 through 2010 was $25.0 million. Our actual capital expenditures were $21.0 million, $18.7 million, and $14.3 million in fiscal 2010, 2009 and 2008, respectively. For fiscal 2011 and thereafter, the maximum annual consolidated capital expenditures permitted increases to $30.0 million. We believe we will continue to be in compliance with the leverage ratio and capital expenditure limitations for the fiscal year ending June 30, 2011. To the extent we have consolidated excess cash flows, as defined in the senior secured credit agreement, we must use specified portions of the excess cash flows to prepay senior secured debt. The required payment in fiscal 2011 based on excess cash flows for fiscal 2010 amounted to $21.5 million.

          Our senior secured credit facility, our senior subordinated unsecured credit facility and the indenture governing the senior notes contain restrictions on our activities, including but not limited to covenants that restrict us and our restricted subsidiaries, as defined in our senior subordinated unsecured credit facility, from:

  •
  incurring additional indebtedness and issuing disqualified stock or preferred stock;

  •
  making certain investments or other restricted payments;

  •
  paying dividends and making other distributions with respect to capital stock, or repurchasing, redeeming or retiring capital stock or subordinated debt;

  •
  selling or otherwise disposing of our assets;

  •
  under certain circumstances, issuing or selling equity interests;

  •
  creating liens on our assets;

  •
  consolidating or merging with, or acquiring in excess of specified annual limitations, another business, or selling or disposing of all or substantially all of our assets; and

  •
  entering into certain transactions with our affiliates.

          If for any reason we fail to comply with the covenants in our senior secured credit facility, we would be in default under the terms of our agreements governing our outstanding debt. If such a default were to occur, the lenders under our senior secured credit facility could elect to declare all amounts outstanding under our senior secured credit facility immediately due and payable, and the lenders would not be obligated to continue to advance funds to us. In addition, if such a default were to occur, any amounts then outstanding under the senior subordinated unsecured credit facility or senior notes could become immediately due and payable. If the amounts outstanding under these debt agreements are accelerated, our assets may not be sufficient to repay in full the amounts owed to our debt holders.

          We expect that cash generated from operating activities and availability under the revolving portion of our senior secured credit facility will be our principal sources of liquidity. Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control. In addition, to the extent we have consolidated excess cash flows, as defined in the credit agreement governing our senior secured credit facility, we must use specified portions of the excess cash flows to prepay senior secured debt. Based on our current level of operations, we believe our cash flow from operations and available borrowings under our senior secured credit facility will be adequate to meet our liquidity needs for at least the next twelve months. We cannot assure you, however, that our business will generate sufficient cash flow from operations, or those future borrowings will be available to us under our senior secured credit facility in an amount sufficient to enable us to repay our indebtedness or to fund other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before the maturity thereof. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

  Cash Flows

          For the three months ended September 30, 2010, our cash flow provided by operations was $7.4 million. Our investing activities used cash of $23.5 million, primarily for payments for the purchase of business of $19.2 million and for capital expenditures of $4.7 million. Our financing activities used cash of $21.5 million to repay indebtedness.

          For the three months ended September 30, 2009, our cash flow provided by operations was $13.2 million. Our investing activities used cash of $2.5 million, primarily for capital expenditures of $3.2 million, partially offset by proceeds from the sale of marketable securities of $1.0 million. Our financing activities used cash of $1.3 million to repay indebtedness.

          For fiscal 2010, our cash flow provided by continuing operations was $82.1 million. Our investing activities from continuing operations used cash of $31.1 million, primarily for payments for the purchase of businesses of $19.8 million, net of cash acquired, and for capital expenditures of $21.0 million. These investing activities were offset by $8.6 million received from the redemption of auction rate securities. Our financing activities used cash of $5.6 million to repay indebtedness.

          For fiscal 2009, our cash flow provided by continuing operations was $54.5 million. Our investing activities from continuing operations used cash of $36.2 million, primarily for payments for the purchase of businesses of $18.9 million, net of cash acquired, and for capital expenditures of $18.7 million. Our financing activities used cash of $5.9 million, primarily to repay $5.6 million of indebtedness.

          For fiscal 2008, our cash flow from continuing operations was $26.0 million. Our investing activities from continuing operations used cash of $1.2 billion, primarily for payments of $1.1 billion to predecessor shareholders and option holders, $14.3 million of capital expenditures, purchase of a business of $11.1 million, net of cash acquired, and the purchase of marketable securities of $10.5 million, net of sales. Our financing activities provided cash of $1.2 billion, primarily from borrowings under our credit facilities of $870.0 million on August 15, 2007 and proceeds from the issuance of common stock of $378.4 million, also on August 15, 2007.

  Capital Expenditures

          Capital expenditures were $4.7 million and $3.2 million for the three months ended September 30, 2010 and 2009, respectively, and $21.0 million, $18.7 million and $14.3 million in fiscal 2010, fiscal 2009 and fiscal 2008, respectively. Our capital expenditures primarily consist of equipment replacements.

  Contractual Obligations

          The following table summarizes our obligations and commitments to make future payments under debt and other obligations as of September 30, 2010:

Payments Due By Period(1)
	(In millions)
	Total	Year 1	Years 2-3	Years 4-5	Beyond 5 Years
Senior secured credit facility	$489.1	$—	$—	$489.1	$—
Senior notes(2)	225.0	—	—	225.0	—
Subordinated unsecured credit facility(2)	168.0	—	—	168.0	—
Other long-term debt	0.8	0.4	0.4	—	—
Operating leases(3)	23.0	7.3	9.1	3.2	3.4
Employment agreements	8.4	5.1	3.2	0.1	—
Advisory fee(4)	5.8	2.9	2.9	—	—
Contingent consideration for acquired companies(5)	28.1	5.6	9.8	7.3	5.4

Total	$948.2	$21.3	$25.4	$892.7	$8.8

(1)
Amounts do not include interest payments.

(2)
We intend to use net proceeds from this offering to make a capital contribution to Aeroflex to enable it to purchase a portion of its senior notes and senior subordinated unsecured term loans. See "Use of Proceeds".

(3)
We do not expect any future minimum sub-lease rentals associated with operating lease commitments shown in the above table.

(4)
The annual advisory fee is payable to our Sponsors throughout the term of an advisory agreement, which has an initial term expiring on December 31, 2013 and is automatically renewable for additional one year terms thereafter unless terminated. For purposes of this table we have assumed that such agreement terminates December 31, 2013. The annual fee is calculated as the greater of $2.1 million or 1.8% of Adjusted EBITDA (as defined in the agreement governing our senior secured credit facility) for the prior fiscal year. Our expenses relating to this offering will include the payment of a $2.5 million transaction fee to affiliates of the Sponsors. In addition, upon the consummation of this offering, we will pay a termination fee of $16.9 million to affiliates of the Sponsors. See "Certain Relationships and Related Party Transactions—Advisory Agreement".

(5)
Represents contingent consideration for business acquisitions based upon the achievement of certain financial targets for the following amounts: (i) $4.6 million on October 31, 2010 earned in connection with our acquisition of Gaisler Research AB, or Gaisler, and (ii) $1.0 million on October 31, 2010 earned in connection with our acquisition of Airflyte Electronics Company. We may also be required to pay additional contingent consideration for business acquisitions up to the following amounts: (i) $6.0 million on October 31, 2011 in connection with our acquisition of Gaisler; (ii) an aggregate of $1.8 million over the next four years in connection with our acquisition of Hi-Rel Components; and (iii) in connection with our acquisition of Radiation Assured Devices, 50% of adjusted EBITDA, as defined in the purchase agreement, generated by its business over the five year period of fiscal 2011 to fiscal 2015.

          In the normal course of business, we routinely enter into binding and non-binding purchase obligations primarily covering anticipated purchases of inventory and equipment. None of these obligations are individually significant. We do not expect that these commitments, as of September 30, 2010, will have a material adverse affect on our liquidity.

Quantitative and Qualitative Information About Market Risk

          Interest Rate Risk.    We are subject to interest rate risk in connection with borrowings under our senior secured credit facility. Although we currently have interest rate swap agreements hedging portions of this debt, they will expire within the next year before the borrowings are fully repaid and we currently do not anticipate renewing them. As of September 30, 2010, we have $489.1 million outstanding under the term-loan portion of our senior secured credit facility, the un-hedged portion of which is subject to variable interest rates. Each change of 1% in interest rates would result in a $3.7 million change in our interest expense over the next year on the un-hedged portion of the term-loan borrowings and a $507,000 change in our annual interest expense on the revolving loan borrowings, assuming the entire $50.0 million was outstanding. Any debt we incur in the future may also bear interest at floating rates.

          Foreign Currency Risk.    Foreign currency contracts are used to protect us from exchange rate fluctuation from the time customers are invoiced in local currency until such currency is exchanged for U.S. dollars. We periodically enter into foreign currency contracts, which are not designated as hedges, and the change in the fair value is included in income currently within other income (expense). As of September 30, 2010, we had $47.2 million of notional value foreign currency forward contracts maturing through October 29, 2010. Notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of cash settlements under the contracts. The fair value of these contracts at September 30, 2010 was a liability of $333,000. If foreign currency exchange rates (primarily the British pound and the Euro) change by 10% from the levels at September 30, 2010, the effect on our comprehensive income would be approximately $22.6 million.

          Inflation Risk.    Inflation has not had a material impact on our results of operations or financial condition during the preceding three years.

Off-Balance Sheet Arrangements

          We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have material current or future effect upon our results of operations or financial condition.

Seasonality

          Historically our net sales and earnings increase sequentially from quarter to quarter within a fiscal year, but the first quarter is typically less than the previous year's fourth quarter.

Recently Adopted Accounting Pronouncements

          On July 1, 2009, we adopted the authoritative guidance issued by the FASB for fair value measurement for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of this new guidance did not have a material impact on our consolidated financial statements.

          On July 1, 2009, we adopted the authoritative guidance issued by the FASB on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (previously referred to as the purchase method of accounting) be used for all business combinations, but requires a number of changes, including changes in the way assets and liabilities are recognized and measured as a result of business combinations. It also requires the fair value of contingent consideration to be recorded at the acquisition date, the capitalization of in-process research and development at fair value and the expensing of acquisition-related costs as incurred. This new guidance was applied to business combinations consummated by us after June 30, 2009.

          On July 1, 2009, we adopted the authoritative guidance issued by the FASB for the determination of the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance also adds certain disclosures to those already prescribed. The guidance for determining useful lives must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements must also be applied prospectively to all intangible assets recognized as of the effective date. The adoption of this new guidance did not have a material impact on our consolidated financial statements.

          In September 2009, we adopted the authoritative guidance issued by the FASB which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with U.S. GAAP. This guidance explicitly recognizes the rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. We have updated references to U.S. GAAP in our consolidated financial statements issued for the fiscal year ended June 30, 2010. The adoption of this new guidance did not have an impact on our consolidated financial statements.

          In October 2009, the FASB issued authoritative guidance on revenue recognition that becomes effective for us commencing July 1, 2010. However, earlier adoption was permitted. Under the new guidance on sales arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration and the use of the relative selling price method is required. The new guidance eliminated the residual method of allocating arrangement consideration to deliverables and includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. We chose to early adopt such authoritative guidance on a prospective basis effective July 1, 2009 and, therefore, it has been applied to multiple deliverable revenue arrangements and arrangements for the sale of tangible products with software components entered into or materially modified on or after July 1, 2009. The adoption of this new guidance did not have a material impact on our consolidated financial statements.

          In December 2007, the FASB issued guidance which requires that the non-controlling interests in consolidated subsidiaries be presented as a separate component of stockholders' equity in the balance sheet, that the amount of consolidated net earnings attributable to the parent and the non-controlling interest be separately presented in the statement of earnings, and that the amount of consolidated other comprehensive income attributable to the non-controlling interest be separately disclosed. The standard also requires gains or losses from the sale of stock of subsidiaries where control is maintained to be recognized as an equity transaction. The guidance was effective beginning with the first quarter of the fiscal year 2010 financial reporting. In connection with the adoption of this guidance, we did not apply the presentation or disclosure provisions to our one non-controlling interest as the effect on our consolidated financial statements was insignificant.

          In January 2010, the FASB issued authoritative guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. We adopted the fair value disclosures guidance on January 1, 2010. The adoption of this new guidance did not have a material impact on our consolidated financial statements.

          In February 2010, the FASB amended its authoritative guidance related to subsequent events to alleviate potential conflicts with current SEC guidance. Effective upon issuance, these amendments removed the requirement that an SEC filer disclose the date through which it has evaluated subsequent events. The adoption of this new guidance did not have a material impact on our consolidated financial statements.

          In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which we adopted on July 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The adoption of this new guidance did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

          In January 2010, the FASB issued authoritative guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires a roll forward of activities on purchases, sales, issuance, and settlements on a gross basis of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). We believe the adoption on July 1, 2011 of the gross presentation of the Level 3 roll forward will not have a material impact on our consolidated financial statements.

BUSINESS

Our Company

          We are a leading global provider of radio frequency, or RF, and microwave integrated circuits, components and systems used in the design, development and maintenance of technically demanding, high-performance wireless communication systems. Our solutions include highly specialized microelectronic components and test and measurement equipment used by companies in the space, avionics, defense, commercial wireless communications, medical and other markets. We have targeted customers in these end markets because we believe our solutions address their technically demanding requirements. We were founded in 1937 and have proprietary technology that is based on the extensive know-how of our approximately 710 engineers and experienced management team, and a long history of research and development focused on specialized technologies, often in collaboration with our customers.

          We provide a broad range of high margin products for specialized, high-growth end markets. The products we manufacture include a range of RF, microwave and millimeter wave microelectronic components, with a focus on high reliability, or HiRel, and radiation hardened, or RadHard integrated circuits, or ICs, and analog and mixed-signal devices. We also manufacture a range of RF and microwave wireless radio and avionics test equipment and solutions particularly for the wireless, avionics and radio testing markets. We believe that we have a top three global position on the basis of sales in product categories representing the majority of our revenue. These product categories include: HiRel RadHard microelectronics/semiconductors for space; RF and microwave components: attenuation products, including programmables and switch matrices, microwave semiconductors and HiRel diodes; mixed-signal/digital ASICs for medical and security imaging; motion control products; wireless LTE test equipment; military radio and private mobile radio test equipment; avionics test equipment; and, synthetic test equipment. Our leadership position is based on estimates of our management, which are primarily based on our management's knowledge and experience in the markets in which we operate.

          We believe that the combination of our leading market positions, broad product portfolio, engineering capabilities, and years of experience enables us to deliver differentiated, high value products to our customers and provides us with a sustainable competitive advantage. We believe most of our market segments have high barriers to entry due to the need for specialized design and development expertise, the differentiation provided by our proprietary technology and the significant switching and requalifying costs that our customers would incur to change vendors. We often design and develop solutions through a collaborative process with our customers whereby our microelectronic products or test solutions are designed, or "spec'd", into our customers' products or test procedures. Our major customers often use our products in multiple systems or programs, sometimes developed by different business units within the customer's organization. We believe, based on our long-term relationships and knowledge of customers' buying patterns, that we were either a primary or the sole source supplier for products representing more than 80% of our total net sales for the twelve months ended September 30, 2010. If we are a primary supplier, generally the customer will use two to three suppliers to satisfy its requirements for that product.

          We have long standing relationships with a geographically diverse base of leading global companies including BAE Systems, Boeing, Cisco Systems, Ericsson, General Dynamics, ITT Industries, Lockheed Martin, Motorola, Nokia, Northrop Grumman, Raytheon and United Technologies. For the twelve months ended September 30, 2010, our largest customer represented approximately 6% of our net sales. In aggregate, for the twelve months ended September 30, 2010, our top ten customers accounted for approximately 34% of our net sales.

          We compete predominantly in the space, avionics, defense and the commercial wireless communications markets. For the twelve months ended September 30, 2010, approximately 63% of our net sales came from space, avionics and defense, 28% from commercial wireless communications and 9% from medical and other markets. Our products are sold primarily to customers in the United States, Europe and the Middle East, and Asia, with sales to each of these regions accounting for 57%, 21% and 20%, respectively, of our net sales for the twelve months ended September 30, 2010.

          After 46 years as a public company, we were acquired on August 15, 2007 in the Going Private Transaction by affiliates of, or funds managed by, Veritas Capital, Golden Gate Capital, GS Direct, and certain members of our management. Since the Going Private Transaction, we have implemented significant changes that have improved our business model and in turn our financial performance. Since being promoted to CEO upon the consummation of the Going Private Transaction, Leonard Borow has instilled a results-oriented culture where business managers are being encouraged to make strategic decisions to drive growth and margin enhancement. We have made significant investments in new or improved products and technology, streamlined our cost structure to enhance our return on capital, and we believe we have revitalized our organizational culture.

          Over the last six fiscal years, our business has experienced strong growth in net sales and an increase in backlog, providing improved visibility into future revenue and customer demand. The majority of our backlog is expected to be recognized as revenue within one year. For the period from fiscal 2004 to fiscal 2010, our net sales increased at a CAGR of 8.4% and Adjusted EBITDA increased at a CAGR of 19.5%. Our backlog was $336.1 million as of September 30, 2010, an increase of 10% from $305.6 million as of June 30, 2010.

Our Segments

          We operate through two business segments: Aeroflex Microelectronic Solutions, or AMS, and Aeroflex Test Solutions, or ATS. We engineer, manufacture and market a diverse range of products in each of our segments. As evidence of the diversity of our product base, for the twelve months ended September 30, 2010, our largest product offering, the TM500 test product, represented approximately 12% of our net sales.

	Aeroflex Microelectronic Solutions	Aeroflex Test Solutions
% of Net Sales in LTM September 30, 2010	49%	51%

Gross Margin % in LTM September 30, 2010	51%	54%

Products	• HiRel microelectronics/semiconductors • RF and microwave components • Mixed-signal/digital ASICs • Motion control products	• Wireless test equipment • Military radio and Private Mobile Radio, or PMR, test equipment • Avionics test equipment • Synthetic test equipment • General purpose test equipment and other

Competitive Advantages

•       Leadership in microelectronic specialty products within our end markets, with a long history and proven track record

•       High-performance, high reliability products optimized for our target markets

•       Proprietary technologies in RF, microwave and millimeter wave development

•       Established long-term blue chip customer relationships with proven reputation

•       High switching costs

•       Class K certified by Defense Supply Center Columbus, or DSCC

•       Fabless semiconductor manufacturing model

•        State-of-the-art design, test and assembly capabilities

•       Leadership positions in specialty communications test equipment market segments within our end markets, with a long history and proven track record

•       High-performance products optimized for our target markets

•       Integrated hardware/software design focus

•       Pioneer in synthetic testing market

•       Established long-term blue chip customer relationships with proven reputation

•        State-of-the-art manufacturing processes

Diverse Product Portfolio (% of LTM September 30, 2010 Net Sales by Segment)
Aeroflex Microelectronics Solutions	Aeroflex Test Solutions

  Aeroflex Microelectronic Solutions

          AMS offers a broad range of microelectronics products and is a leading provider of high-performance, high reliability specialty products for the space, avionics, defense, commercial wireless communications, medical and other markets. Our strength in these markets stems from our success in the design and development of HiRel and RadHard products. RadHard products are specifically designed to tolerate high radiation level environments, which otherwise can degrade electronic components. The process by which electronic components for these harsh environments are designed, developed and manufactured differs materially from established semiconductor manufacturing practices. As a result, we believe we are among a very limited number of vendors globally who have the expertise, proven history and established relationships to compete and win in our target markets.

          We principally operate on a fabless manufacturing model, outsourcing virtually all front-end semiconductor fabrication activities to commercial foundries. We believe our fabless manufacturing model provides us with a competitive advantage by significantly reducing our capital expenditures and labor costs and enhancing our ability to respond quickly, in scope and scale, to changes in technology and customer needs. We utilize a variety of foundries that incorporate our proprietary design specifications and packaging techniques in the manufacturing of our products.

          In order to meet our customers' needs, AMS' Plainview, New York and Colorado Springs, Colorado facilities are space certified and have been manufacturing Class K products for space, avionics and defense programs for approximately 20 years. Class K device manufacturing utilizes the highest quality and reliability for electronic parts through a number of specifications, standards and test methods. The additional requirements that define Class K address the specific needs of space users and are intended to provide more confidence to the customers that the device is of the highest initial quality and that any defective parts have been removed. To enhance access to customers in the European space market, we acquired Gaisler Technologies, in June 2008. Gaisler Technologies, located in Gothenburg, Sweden, is a manufacturer of RadHard ICs.

          AMS offers a broad range of complementary products that provide connectivity and computing functionality for applications that are characterized by their high-performance, high reliability requirements. Our product portfolio includes RF, microwave and millimeter wave products, including discrete components, ICs, monolithic microwave ICs and multi-chip modules. AMS also designs and manufactures application specific, high-performance analog and mixed-signal devices for use in medical, industrial and intelligent sensors. Our AMS products are used in over 100 space, avionics and defense platforms, including the Wideband Global Satellite Communications satellites, the National Polar Orbiting Operational Environmental Satellite System, the Advanced Extremely High Frequency satellites, the Boeing 777 airliner's databus, the F-16's modular mission computer, the B-1 flight controls upgrade and the Terminal High Altitude Area Defense program. Our AMS products are also widely used in wireless communications platforms, including WCDMA and LTE cellular base station systems, as well as point-to-point broadband radio applications. In the medical area, our products are used by two of the top four manufacturers of CT scan equipment.

          For the twelve months ended September 30, 2010, our AMS segment generated $332.1 million of our net sales and $169.6 million of our gross profit.

  Aeroflex Test Solutions

          ATS is a leading provider of a broad line of specialized test and measurement hardware and software products, primarily for the space, avionics, defense, commercial wireless communications and other markets. Our strength in testing and measurement stems from our expertise with RF and microwave signals and innovative product design and development to meet the changing needs of our markets. ATS has hardware and software expertise across a number of wireless markets, including the cellular infrastructure, cellular device, mobile radio and satellite markets. ATS' products consist of flexible application software and multifunction hardware that our customers combine with industry-standard computers, networks and other third-party devices to create measurement, automation and embedded systems. This approach gives customers the ability to quickly and cost-effectively design, prototype and deploy unique custom-defined solutions for their design, control and test application needs.

          Examples of ATS products and their applications include:

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  wireless test equipment, which is used to test handsets and base stations;

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  military radio and PMR test equipment, which is used by radio manufacturers and military, police, fire, and emergency response units to test handheld radios;

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  avionics test equipment, which is used in the design, manufacture and maintenance of electronics systems for aircraft;

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  synthetic test equipment, which is used to test satellites and transmit / receive modules prior to launch and deployment; and

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  general purpose test equipment, including spectrum analyzers and signal generators.

          As technology continues to evolve and "next generation" communications protocols are introduced, equipment manufacturers and network providers need both test and measurement products that are compatible with the new technologies and products that work with older generation equipment. We have gained significant expertise in advanced RF and new wireless technology and have focused our research and development toward such next generation technologies. One example is the Aeroflex 3000 Series, a modular test suite for mobile phone and general purpose wireless test using the PXI standard, which is a widely accepted standard for module electronic instrumentation platforms. This product is tailored to the testing of wireless handsets and wireless base stations, which are the transmission facilities for wireless networks, where speed, repeatability, and accuracy are critical. Also, as wireless infrastructure has evolved with the advent of 4G networks, ATS has built capabilities around the two main 4G standards, which are the Worldwide Interoperability for Microwave Access, or WiMAX, and Long Term Evolution, or LTE protocols. In particular, we provide the TM500 product family that targets the 4G

LTE market as well as PXI-based products and the 7100 product family that target both the WiMAX and LTE markets.

          For the twelve months ended September 30, 2010, ATS generated $348.8 million of our net sales and $187.6 million of our gross profit.

Industry Overview and Market Opportunity

          The volume of mobile traffic from multiple data streams is rising rapidly and has resulted in significant technological innovation to address the increasing need for higher rates of data transmission and more efficient use of existing spectrum. This has led to the development of a number of advanced data transmission systems and technologies that use RF, microwave and millimeter wave frequencies that are being used in a broad range of end markets, including space, avionics, defense, commercial wireless communications, medical and other markets. The growing number of applications in these markets, including data transmission, video transmission, control of unmanned aerial vehicles, or UAVs, and a growing number of satellites, generally are driving increased demand for RF, microwave and millimeter wave technologies. Additionally, the creation of a next generation wireless communication network to accommodate the rapidly growing volume of data being transmitted to smart phones and other mobile devices requires new test and measurement equipment for research and development, conformance testing, production testing, installation and commissioning, monitoring and optimization, and service and maintenance.

Space, Avionics and Defense

          The space, avionics and defense market as a whole is expected to show flat to modest growth in the near term as the U.S. Department of Defense, or U.S. DoD, looks for budget savings and redefines priorities in 2010 and 2011. The most recent U.S. DoD budget focuses on achieving savings through acquisition reform, including terminating unneeded and poorly performing programs and unproven technologies. At the same time, we believe proposed shifts in spending to certain technologies and other areas of the U.S. DoD budget offer significant growth opportunities. According to the most recent U.S. DoD budget, operation and maintenance spending is expected to increase by 8.5% from 2010 to 2011, as existing equipment and technologies are maintained, retrofitted and upgraded, rather than replaced. Such spending will also be driven by ongoing operations in Afghanistan and Iraq, which exacerbate the wear and tear on existing equipment, including combat radio systems and aircraft. In addition, recent U.S. DoD budget proposals call for the expansion of manned and unmanned systems for intelligence, surveillance, and reconnaissance, or ISR, spending and in-theater electronic warfare capabilities, which will result in greater use of UAVs and the need for additional military satellite bandwidth capacity. Outside of government defense spending, improving airline traffic is expected to drive increases in spending on commercial avionics as commercial airlines continue to bring back idle capacity and begin upgrading older aircraft.

          Government and commercial satellites.    Growth in the global space industry is primarily driven by military demand for more bandwidth and next generation technology requiring higher power and more processing needs, the U.S. government's focus on maintaining U.S. space superiority and the need to replace aging weather satellites. According to Frost & Sullivan, U.S. government spending on the commercial satellite market, through which 80% of all U.S. DoD satellite bandwidth capacity is currently purchased, is forecasted to double from approximately $1 billion in 2010 to approximately $2 billion by 2015. This growth is expected to be driven by the increased usage of UAV's and other ISR systems and the continued trend toward disseminating more satellite communications services and equipment down to lower level military personnel. In addition, as satellites become more technologically sophisticated, manufacturers are increasingly outsourcing component and subsystem production, which increases the value of our content per satellite on both an absolute and relative basis. For the period 2008-2010, our average dollar content per satellite was approximately $5.5 million of a total satellite content of $336.6 million. That compared with an average dollar content of $1.4 million of a total satellite content of $135.3 million in 2001-2003.

          Military and commercial avionics.    We expect growth in spending on avionics systems, and associated additional testing needs, due to increased retrofitting and upgrading of existing military aircraft and capacity additions by commercial airlines. Increased retrofitting and upgrading of military aircraft is expected to be driven by the projected shift in the U.S. DoD budget to increase operation and maintenance spending as a result of the cancellation and delays associated with the introduction of new programs and the ongoing high usage of equipment in Afghanistan and Iraq.

          The U.S. government's ISR initiative and effort to digitize the military will result in additional needs for UAVs and electronic communications capabilities, further increasing the demand for military, avionics and electronics test solutions. Following a period of capacity rationalization beginning in the second half of 2008, commercial airlines began adding capacity in late 2009. According to the October 2010 OAG Facts, October 2010 showed growth to a total of 320.7 million seats, or an 7% increase over October 2009 capacity, marking the thirteenth consecutive month that the overall airline industry saw growth. This turnaround in the commercial airline industry also is expected to drive demand for spending on avionics test and measurement equipment.

          Military communications.    Ongoing and increased operations in Afghanistan and Iraq continue to generate a large demand for deployable radios. Meanwhile, budget constraints have increased pressure to upgrade certain existing communications systems rather than purchase new equipment. We believe that this has created an attractive market opportunity in the replacing and upgrading of the U.S. military's aging SINCGARS combat radio systems which will drive increased demand for test equipment. According to Forecast International, rollout of the Joint Tactical Radio System program is another potential driver of growth in the military communications industry, with the U.S. DoD currently expected to spend approximately $3.2 billion over the next ten years to fund research and development of the program. Additionally, other technology development in segments of the market could provide significant growth opportunities. In particular, we expect a move towards the consolidation of military testing platforms, rationalizing the approximately 460 different test systems currently in use by the U.S. military.

  Commercial Wireless Communications

          The global wireless communications market is expected to continue to grow as data traffic increases substantially with consumers, businesses and other organizations accessing increasing amounts of information and video over mobile networks.

          The volume of mobile data traffic has increased substantially in recent years as smart phones and other mobile consumer electronics devices have become more popular. Cisco Systems projects that global mobile traffic will grow at a CAGR of 108% between 2009 and 2014, reaching 3,600 petabytes per month by 2014. A petabyte is one million gigabytes. This demand has pushed carriers to strengthen their existing 3G broadband networks to the next generation standard, 4G. According to the Federal Communications Commission's March 2010 National Broadband Plan report, Verizon Wireless plans to roll out LTE to its entire footprint, which covers more than 285 million people, by 2013. The report states that AT&T's LTE 4G network is scheduled to be rolled out for 2011. According to Gartner Dataquest, LTE network infrastructure spending is forecast to increase from $361.5 million in 2009 to $1.4 billion in 2010, which is 3.1% of mobile infrastructure revenue, and to $7.6 billion in 2013, or 16.8% of 2013 projected mobile infrastructure revenue, a

CAGR of 114.1%. IDC expects the worldwide LTE cellular broadband chipset unit shipments to increase from 1.4 million in 2010 to 137 million in 2014, a CAGR of 214.4%. (Source: IDC, Worldwide Cellular Broadband Chipset 2009-2014 Forecast and Analysis, Doc # 221285, December 2009.) Through its partnership with Clearwire, Sprint plans to use WiMAX as its 4G technology. Additionally, the FCC Broadband Report states that WiMAX has been rolled out in some markets already, and Clearwire plans to cover 120 million people with WiMAX by the end of 2010.

          Growth in the wireless communications market is expected to lead to increased spending on broadband and wireless test equipment. According to IDC, the wireless test and measurement industry is expected to grow from approximately $2.5 billion in 2009 to approximately $3.8 billion in 2014, a CAGR of 8.9%, mainly driven by the rollout of next generation technology.

  Medical and Other

          We believe there are other markets that exhibit strong growth potential and that companies in our position can leverage existing investments to become competitive without significant incremental investment.

          In the medical CT scan market, advances in technology, increasing demand for multi-slice CT systems, increasing use of CT scan for diagnosis and increasing government healthcare expenditures are all expected to drive significant market expansion. According to Freedonia, sales of CT imaging equipment in the U.S. have grown at a CAGR of 11.2% from 2003 to reach $2.4 billion in 2008 and are expected to reach $4.2 billion by 2013.

          In the security market, demand for scanning and imaging technology continues to grow as homeland security efforts broaden and full body scanning equipment begins to be deployed in airports around the world. According to IDC, worldwide broadband chipset shipments for security applications are projected to increase from 0.2 million in 2009 to 1.7 million in 2014, a CAGR of 53.4%.

          Separately, image testing opportunities are increasing in the consumer electronics market. Consumer electronic devices with video capability, such as Apple's iPod and iPad products, are rapidly gaining in popularity. The growth in these product categories creates an opportunity for equipment capable of testing video output signals.

Our Competitive Strengths

          Leading Positions in Multiple Markets.    We believe we currently hold a top three position on the basis of sales in eight key product categories in which we compete and a majority of our revenue comes from these categories. Our microelectronics products are key components in over 100 space, avionics and defense platforms. We also have market leading base station and handset testing equipment that targets both the 3G and 4G markets. We believe, based upon our long-term relationships and knowledge of customers' buying patterns, that we were either a primary or the sole source supplier for products representing more than 80% of our total net sales for the twelve months ended September 30, 2010. We also believe we have achieved the technological capability to succeed in the 4G testing and measurement markets.

          We have set out below information about our market leading product categories and information about sales within these categories.

Aeroflex Microelectronic Solutions
Product Category	Fiscal 2010 Net Sales	% of AMS Net Sales in Fiscal 2010	Primary/Sole Source?	Estimated Market Position
	(In millions)
HiRel RadHard microelectronics semiconductors for space	$109	34%	Yes	#1-2
RF and microwave components: attenuation products, including programmables and switch matrices, microwave semiconductors and HiRel diodes	$81	25%	Yes	#2-3
Motion control products	$35	11%	Yes	#2
Mixed-signal/digital ASICs for medical and security imaging	$17	5%	Yes	#1-2

Aeroflex Test Solutions
Product Category	Fiscal 2010 Net Sales	% of ATS Net Sales in Fiscal 2010	Primary/Sole Source?	Estimated Market Position
	(In millions)
Wireless LTE test equipment	$62	18%	Yes	#1
Military radio and PMR test equipment	$69	21%	Yes	#1
Avionics test equipment	$40	12%	Yes	#1
Synthetic test equipment	$29	9%	Yes	#1

          Proprietary Technology Platforms; Significant Barriers to Entry to our Markets.    We have a history of innovation and performance that has made us a leading supplier to our customers. We have proprietary technology that is based on the extensive know-how of our nearly 710 engineers and experienced management team, and a long history of research and development focused on specialized technologies, often in collaboration with customers. We leverage this proprietary technology to design and manufacture a range of RF, microwave and millimeter wave microelectronic components, with a focus on high reliability RadHard ICs. Our strength in the test and measurement market stems from our expertise in RF and microwave signals and innovative product development to meet the changing needs of wireless communications markets.

          We believe there are significant barriers to entry in most of our markets because our technical expertise enables us to provide innovative solutions and reliable products. For instance, in the space market, customers focus on supplier reputation because the malfunction of a component can lead to the loss of a valuable satellite or missile. In other markets our products are often designed, or "spec'd", into a customer's products or test procedures, which means that customers could incur significant switching and requalifying costs to change vendors, making it more difficult for new vendors to enter the market. Our expertise and product performance in the space market are demonstrated, in part, by our receipt of Class K certification from the DSCC, a distinction we have held for approximately 20 years.

          Diverse, Blue Chip Customer Base.    We have strong and long standing relationships with blue chip space, avionics, defense, commercial wireless communications, medical and other blue chip customers. Our close customer relationships have enabled us to engage in collaborative product development, build our intellectual property portfolio and develop critical product and end market expertise.

          We believe our long track record of successfully supplying our customers with solutions and our recent design win momentum further enhances our ability to:

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  maintain our position as a primary or the sole source supplier of products to customers across a wide array of programs;

  •
  enjoy long multi-year program relationships;

  •
  maximize the effectiveness of our research and development spending; and

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  minimize our customers' product development time.

          We believe that, in addition to our varied customer base, we are well positioned in growth markets and that our geographic and product diversification helps mitigate against volatility in any particular region or market segment.

          Compelling Business Model.    Our business model emphasizes revenue and earnings growth and robust cash flow conversion and has the following attributes:

            High Revenue Growth and Visibility.     We have a highly visible sales pipeline because of our backlog and long-term customer relationships. Our contracted backlog has grown at a compound annual growth rate of approximately 11% over the past three fiscal years. As of September 30, 2010, our backlog was $336.1 million, an increase of 10% over our backlog as of June 30, 2010. The majority of our backlog is recognized as revenue within one year. Our business has also experienced strong growth in net sales. For the period from fiscal 2004 to fiscal 2010, our net sales increased at a CAGR of 8.4%. Our book-to-bill ratio for the fiscal year ended June 30, 2010 was 1.05 to 1.

            Focus on High Margin Products.     Our strategy is to design, develop and manufacture products and solutions that address our customers' technically demanding requirements. The sophistication of our products and their differentiation drives our margins. For the twelve months ended September 30, 2010, we attained a gross margin of 52.5%, and our Adjusted EBITDA margin was 25.0%.

            Efficient Research and Development.     Our products typically enjoy a long product life cycle, enabling us to generate an attractive return on our research and development efforts. To complement our research and development, we strategically acquire businesses or license certain proven commercial technology to apply to our target markets. As a result, we spent a modest 12.0% of our revenue on research and development for the twelve months ended September 30, 2010.

            Limited Capital Expenditure Requirements.     In contrast to certain competitors that have invested in captive semiconductor fabrication facilities, we use third-party foundries to produce space qualified, high reliability RadHard ICs for our AMS segment. This fabless operating model significantly reduces required capital investment and is a key component of our capital efficiency. Capital expenditures as a percentage of sales were 2.2%, 3.1% and 3.2% for fiscal 2008, 2009 and 2010, respectively.

            Strong and Experienced Management Team.     We are led by an experienced, stable and well-respected management team. Our management team has an average of 27 years in the industry and 18 years with us. Since 1991, the management team has successfully transformed us into a focused, high margin, leading provider of RF and microwave solutions. Over that time period, we have successfully completed 29 acquisitions, divested non-core operations and increased net sales from approximately $63 million in fiscal 1991 to approximately $655 million in fiscal 2010.

Our Growth Strategy

          We believe our future success will depend on product innovation, our continued development of existing technology and our ability to continue to build and maintain strong relationships with customers. We are strategically focused on building our product portfolio and market presence in the following ways.

          Introducing New Products to Our Existing End Markets.    We continue to allocate research and development dollars toward new products serving attractive, growing markets. Our goal is to anticipate movements in our core markets and to design and build compelling solutions to address new opportunities.

          In our AMS business, as a result of our long-term customer relationships and extensive knowledge of their system designs, we have high visibility and early insight into our customers' design challenges and requirements. With this insight from our customers, we have developed next generation RadHard Processors, Memory, Data Communication and Power Management Multi-Chip Modules, or MCM's, for the satellite markets. We have also released next generation mixed-signal semiconductor solutions and high-performance photo detectors for the medical-CT and security markets.

          In our ATS business, we have focused on developing first-to-market products serving our core wireless test market, including test solutions for the LTE and WiMAX protocols. For example, our TM500 test system emulates a single or multi-handset environment and is used by most global infrastructure development organizations. Additionally, the 7100/7000 products were developed for and are used by handset developers. Both the TM500 and 7100/7000 offerings target the research and development market. We have also introduced a PXI-based product that leverages our TM500 and 7100/7000 products, offering a configurable and scalable solution to handset manufacturers and contract manufacturing organizations that support the major handset makers. We continue to invest aggressively in new products for our various wireless test markets, increasingly using a common platform that allows us to bring them to market quickly and at relatively low cost.

          We also have become a pioneer in the area of synthetic testing, a market with significant growth potential. In 1999, we used our capabilities in high-speed frequency synthesis and radar cross section measurement and developed a new way to make measurements. Synthetic tests were first used to test and measure satellite payloads, which require many electronic measurements in rapid sequence. Synthetic was a faster and, therefore, more cost effective way to test the satellite payload. The U.S. DoD and U.S. Navy, which instituted a next generation automatic test system program, called NxTest, are responsible for the emergence and growth of synthetic testing. The NxTest initiative aims to minimize the size of the test system, thereby reducing hardware and consequently the cost of the system. Synthetic testing also addresses obsolescence issues and provides additional flexibility for easy upgrades.

          Leveraging Existing Technology to Reach New Markets.    We have a history of leveraging our technology for use in new markets. For example, our move into CT scanning equipment capitalizes on our expertise in high-performance semiconductors and other electronic components, including mixed-signal ASICs, which are key to producing high quality imaging with reduced doses of radiation per scan. We believe that these benefits, coupled with decreasing production costs, will help drive growth of the overall CT scan market outside of the traditional medical environments and into markets such as security screening and nondestructive test equipment. According to Freedonia, demand for U.S. medical imaging products is expected to grow from approximately $17.5 billion in 2008 to approximately $24.0 billion in 2013, a CAGR of approximately 6.5%. In turn, demand for U.S. CT equipment is projected to reach $4.2 billion by 2013. In addition, our high-performance mixed-signal semiconductor intellectual property capabilities can also target the rapidly growing security scanner marketplace.

          Expanding by Acquisition.    Acquiring companies opportunistically is a strategic core competency for us. Since 1991, we have successfully completed 29 acquisitions and plan to continue our disciplined approach to acquisitions. Recent strategic acquisitions in both AMS and ATS have broadened and strengthened our product portfolio and expanded our geographic reach.

          In AMS, we broadened our portfolio of RF and microwave components with the August 2010 acquisition of Advanced Control Components, which designs, manufacturers and markets a wide range of radio frequency and microwave products for the military, civilian radar, scientific and communications markets. In addition, in June 2010, we acquired Radiation Assured Devices, which uses commercial and specialty technologies to provide radiation engineering and qualification services, as well as to produce radiation hardened products for commercial and military spaceborne electronics. In June 2009 we purchased Airflyte Electronics which is a leader in custom-engineered slip rings used in pan and tilt cameras, down-hole equipment, and packaging machinery. Since its acquisition by us, Airflyte Electronics secured a $2.4 million mobile radar system order from Lockheed. We also acquired Hi-Rel Components in February 2009, which designs high reliability semiconductors for the aerospace and defense industries. Subsequent to our purchase of Hi-Rel Components, it was awarded U.S. government certification on several key products that are now planned for sale into demanding aerospace applications. Additionally, in June 2008 we bought Gaisler Research. Located in Gothenburg Sweden, Gaisler is a leading European integrated circuit software designer to space-related end markets. Gaisler's radiation tolerant LEON3 processor has now been incorporated into several ongoing space missions.

          In ATS, in May 2010, we acquired Willtek Communications, which develops test instruments, systems and solutions that test wireless technology, components, infrastructure products, handset products and other consumer wireless products specific to the development, manufacturing and service/support environments. Additionally, we acquired VI Technology in March 2009, which has expanded our test solutions capabilities with a suite of base band test products focusing on audio, video, and multimedia.

          We believe our industry relationships allow us to identify specialized companies that are attractive acquisition candidates. We have a track record of successfully integrating acquired businesses into our company. We seek acquisitions that are earnings accretive, give us access to complementary products and services, enhance our customer base, improve our intellectual property position, provide entry into high-growth adjacent markets and, by virtue of their transaction size, bear limited risk.

          Broadening Product Offerings Through Licensing.    We look to license commercial intellectual property that can be extended to our target markets and customer base in a cost effective and efficient manner. Through third-party technology license agreements, we are able to repurpose or expand the commercial intellectual property of companies that lack RadHard performance or otherwise adapt their technology for use in our markets. This process involves our working with a company to radiation harden its proprietary technology for use in extreme environments. For example, we have recently entered into technology license agreements with a number of semiconductor companies, including Vicor. The Vicor agreement allows us to deploy highly differentiated RadHard power management technology into the satellite market. We believe agreements such as these will enable us to support ongoing growth by allowing us to introduce new highly-differentiated, high-performance products to our existing customers at reduced cost and risk.

Business Evolution Since Going Private

          In August 2007, after 46 years as a public company, we were acquired in the Going Private Transaction by affiliates of or funds managed by Veritas Capital, Golden Gate Capital, GS Direct, and certain members of our management. Since the Going Private Transaction, we have successfully executed on a number of strategic initiatives that have positioned us for future growth and have expanded our Adjusted EBITDA margin from 20.3% in fiscal 2007 to 25.4% in fiscal 2010 despite the global economic downturn.

          Investments in Products and Technology.    We have focused on investments, acquisitions, and licensing to enhance our financial performance since the Going Private Transaction.

  •
  We have successfully brought to market wireless instruments and system solutions that support a vertical market strategy specific to the chipset, product research and development and manufacturing test applications.

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  We have been the first to market with a family of next generation LTE handset and infrastructure test products, and have provided popular solutions including the TM500 and 7100.

  •
  We are expanding our wireless instrument and system product offerings leveraging our position in 4G technologies with the addition of a new digital signal generator/analyzer product family, 4G test vector generator/analyzer, multi-standard call box and TM500/7100 fading channel simulator option.

          We have made eight strategic acquisitions since the Going Private Transaction:

  •
  October 2007, Test Evolution;

  •
  June 2008, Gaisler Research;

  •
  February 2009, Hi-Rel Components;

  •
  March 2009, VI Technologies;

  •
  June 2009, Airflyte Electronics;

  •
  May 2010, Willtek Communications;

  •
  June 2010, Radiation Assured Devices; and

  •
  August 2010, Advanced Control Components.

          Finally, our increasing focus on licensing agreements has improved our operational and financial profile, allowing us to expand our product offerings efficiently and in a risk-mitigated way with proven technology. Since the Going Private Transaction, we have entered into technology license agreements, including those listed below:

  •
  March 2008, Vicor;

  •
  July 2009, IceMos;

  •
  December 2009, Mosys;

  •
  May 2010, Everspin; and

  •
  October 2010, Linear Technology.

          Enhanced Business Model — Managing Costs to Improve Return on Capital.    We have continually pursued margin-enhancing cost efficiencies, improving our fixed cost structure by critically examining operations for synergies and expense reduction. Among our various initiatives, we restructured our U.K. operations in 2008 and 2009, divested our radar development business in May 2008, and in July 2009 closed our small ATS operation in France. Additionally, in fiscal 2009 we down-sized the workforce at our Whippany, New Jersey factory and, in fiscal 2010, implemented a plan to move the resistor products line from this factory to our operation in Ann Arbor, Michigan. As a result we have significantly enhanced profitability since the Going Private Transaction in August 2007. Specifically, the consolidated Adjusted EBITDA margin increased from 21.0% in fiscal 2008 to 25.4% in fiscal 2010.

          Improved Organizational Culture.    Since the Going Private Transaction, we have implemented significant changes that have improved our business model and in turn our financial performance. Since being promoted to CEO upon the consummation of the Going Private Transaction, Leonard Borow has instilled a results-oriented culture where business managers are being encouraged to make strategic decisions to drive growth and margin enhancement. We have made significant investments in new or improved products and technology, streamlined our cost structure to enhance our return on capital, and we believe we have revitalized our organizational culture. The financial impact of this new approach has been most apparent in our ability to stabilize and ultimately grow revenue through the recent economic downturn and expand Adjusted EBITDA margins.

Our Products Offered

Aeroflex Microelectronic Solutions

          AMS products provide customers with high precision, high reliability, application specific standard products and application specific integrated circuits including databuses, transceivers, microcontrollers, microprocessors and memory products. In addition, AMS also sells sub-assemblies and multichip modules, or MCMs, as well as a diverse portfolio of commercial mixed-signal ICs and RF, microwave and millimeter wave devices. AMS' broad product portfolio has a longstanding, field-tested, history of reliable performance often characterized by long product life cycles and mission-critical functionality. AMS currently provides products in four functional families:

          HiRel Microelectronics/Semiconductors.    AMS provides HiRel standard and custom integrated circuits and circuit card assembly for the aerospace, high reliability altitude avionics, medical, x-ray cargo scanners, critical transportation systems, nuclear power controls, GPS receivers, networking and telecommunication markets. AMS' HiRel products include transceivers, analog multiplexers, clock management generators, MSI logic products, battery electronics units, voltage regulators, high-speed power controllers, MIL-STD 1553 bus controllers, remote terminals, bus monitors, microcontrollers and microprocessors, RadHard Pulse Width Modulation Controllers, RadHard Resolver-to-Digital and memory modules. HiRel Microelectronics/ Semiconductors have a typical life cycle of 10-20 years, as estimated by management.

          RF and Microwave Components.    AMS provides a broad set of standard and application specific RF/microwave diodes and semiconductor devices. Microwave semiconductor products offered include diodes, amplifiers, resistors, inductors, capacitors, switches, and integrated devices. RF and Microwave active components and subsystems offered include PIN diode-based microwave control components, variable attenuators, phase shifters, limiters, time delay units and Multi-Function Microwave assemblies. AMS offers resistor products, which include a variety of low and high reliability power surface mounted passive devices for the wireless infrastructure and defense markets with applications in isolators, circulators, single and multi-carrier power amplifiers and circuits. Passive components offered include high quality, economically priced and Restriction of Hazardous Substances compliant attenuators, terminations, adapters, DC blocks, and other components for commercial, military and laboratory applications. Other products include power amplifiers, up and down converters, mixers, filters and micro-receivers operating to over 40GHz. RF and Microwave components have a typical life cycle of 5-15 years, as estimated by management.

          Mixed-Signal/Digital ASICs.    AMS provides custom ASICs for demanding environments such as space, medical, screening and industrial applications. RadHard ASICs and Mixed-Signal ASICs include a variety of digital and mixed-signal RadHard ASICs for HiRel applications including 130nHBD, 0.6um to 0.25um processes, QML V and QML Q with total ionizing rates from 100 kilorad to 1 megarad. Mixed-Signal/Digital ASICs have a typical life cycle of 5-15 years, as estimated by management.

          Motion Control Products.    Our motion control products provide complete and integrated motion control solutions for space (both military and commercial), military, avionics, and strategic industrial customers. AMS' current product line offerings include actuators and mechanisms, electronic controllers, slip rings and twist capsules, DC motors and Gimbal Systems. Motion control products have a typical life cycle of 10-20 years, as estimated by Management.

  Aeroflex Test Solutions

          ATS is a leading provider of a broad line of specialized test and measurement equipment. Our solutions encompass a full spectrum of instrumentation from turnkey systems to standalone test sets to customized modular components and software. We continue to invest aggressively in new products for our various wireless test markets, increasingly using a common platform that allows us to bring them to market quickly and at relatively low cost. ATS currently provides test and measurement equipment across the following five product areas:

          Wireless Test Equipment.    Wireless Test Equipment is used by wireless service providers and equipment manufacturers to test wireless handsets and base stations. We offer a wide selection of cellular tests across an array of wireless standards and communication frequencies, including 2G and 3G, with particular capability in EDGE protocols, and the new 4G WiMAX and LTE protocols. Products include a broad range of system, protocol, physical layer and parametric test solutions, such as the TM500 base station test mobile, RF synthesizers, digitizers and combiners, and application software. In addition, ATS provides PXI-based products which are modular scalable solutions for the handset manufacturing environment. Product applications include research and development, conformance, manufacturing/production, installation and commissioning, field service, and network optimization. ATS' market leading product, the TM500, emulates a single or multi-handset environment and is used by all global infrastructure development organizations. Wireless Test Equipment products have a typical life cycle of 3-5 years, as estimated by management.

          Military Radio and PMR Test Equipment.    ATS Radio Test Equipment is used by radio manufacturers and military, police, fire and emergency response units to test handheld radio units. ATS provides TErrestrial Trunked RAdio, or TETRA, and Project 25, or P25, radio test equipment, addressing both mobile and repeater test applications. TETRA is a global standard for private mobile radio, or PMR systems, used by emergency services, public transport and utilities. P25 is a standard for digital radio communications for use by federal, state, private, and local public safety agencies in North America. Our military communications testing systems are primarily used by the U.S. military to test complex voice and data frequency hopping radios and accessories. Military radio and PMR test equipment has a typical life cycle of 5-20 years, as estimated by management.

          Avionics Test Equipment.    Avionics test equipment is used in the design, manufacture, test and maintenance of commercial, civil and military airborne electronic systems, or avionics. ATS equipment provides the stimulus and signals necessary for certification, verification, fault finding and diagnosis of airborne systems on the ground. For civil and commercial aviation, we have test solutions for various transponder modes, communications frequencies, emergency locator transmitters, weather radars and GPS systems. For military aviation, we have test solutions for microwave landing systems, tactical air navigation, enhanced traffic alert and collision avoidance systems, various identification friend or foe, or IFF, transponder/interrogator modes and IFF monopulse antenna simulation. ATS also provides customized avionics test solutions to support manual and automatic test equipment for manufacturing, repair and ground support operations. Avionics test equipment has a typical life cycle of 8-15 years, as estimated by management.

          Synthetic Test Equipment.    Synthetic test systems test several attributes through one "box" and can take multiple complex measurements simultaneously. ATS provides a highly integrated, turn-key, synthetic test environment that allows digital, analog, RF/microwave and power test of circuits, modules, subsystems and complete systems for commercial, military, and aerospace customers. ATS' STI 1000C+ and TRM 1000C products offer synthetic microwave test systems optimized for testing Transmit/Receive modules and satellite payloads in a factory setting. Our SMART^E and SMART^E 5300 products offer a modular approach for implementing multi-function configurable and reconfigurable test systems. Synthetic test solutions products have a typical life cycle of 10-15 years, as estimated by management.

          General Purpose Test Equipment and Other.    ATS offers a variety of general purpose test solutions including microwave test solutions, counters and power meters. ATS microwave test solutions cover frequency ranges from 1 MHz to 46GHz, with various tracking, offset, continuous wave, modulated source, fault location, and group delay configuration options provided. ATS power meters are designed for field use, automated test equipment requirements and standard bench applications. General purpose test solutions have a typical life cycle of 4-7 years, as estimated by management.

Our Customers

          AMS addresses value-added specialty markets requiring application specific, custom engineered, high-performance microelectronic solutions. The division has strong relationships with the five largest U.S. defense contractors, Boeing, General Dynamics, Lockheed Martin, Northrop Grumman and Raytheon, as well as with several other major defense-related technology companies, such as BAE Systems, Honeywell, ITT Industries and United Technologies. Certain of our customers, such as BAE Systems and Honeywell, are also our competitors due to their in-house capabilities. AMS customers also include communications equipment OEMs such as Cisco Systems and Ericsson. In the fiscal year ended June 30, 2010, AMS had five or more projects with eight of its top nine customers by net sales. We believe, based on our long term relationships and knowledge of customers' buying patterns, that in the fiscal year ended June 30, 2010, AMS was also either a primary or the sole source supplier of the types of products that it provides for each of its top ten customers by net sales.

          ATS addresses value-added specialty markets requiring application specific, custom engineered, high-performance testing solutions. The division has strong relationships with several major defense-related technology companies, including Lockheed Martin, Boeing, Northrop Grumman and Raytheon. ATS customers also include wireless handset and infrastructure OEMs. In the fiscal year ended June 30, 2010, ATS had more than five projects with each of its top ten customers by net sales. We believe, based on our long term relationships and knowledge of customers' buying patterns, that in the fiscal year ended June 30, 2010, ATS was also either a primary or the sole source supplier of the types of products that it provides for each of its top ten customers by net sales.

          Approximately 33% of sales for the twelve months ended September 30, 2010 were to agencies of the U.S. government or to prime defense contractors or subcontractors of the U.S. government. These government contracts have been awarded either on a bid basis or after negotiation. These contracts generally provide for fixed prices and have customary provisions for termination at the convenience of the government without cause.

Competition

          We compete primarily on the basis of technology and performance. For certain products, we also compete on the basis of price. Some of our competitors are well-established and have greater market share and manufacturing, financial, research and development and marketing resources than we do. We also compete with emerging companies that are attempting to sell their products in specialized markets, and with the internal capabilities of many of our significant customers, including Honeywell and BAE Systems. In addition, a significant portion of our contracts, including those with the federal government and commercial customers, are subject to commercial bidding, both upon initial issuance and subsequent renewal.

          AMS primarily competes with large defense-related technology providers, including BAE Systems and Honeywell. In addition, AMS competes with a number of specialty semiconductor providers, including Actel, Hittite Microwave Corporation, ILC / Data Devices Corporation and Microsemi. We believe we are one of the largest providers of specialty microelectronics to our targeted markets and that we are the leading global fabless platform of scale in RadHard semiconductors. Additionally, in the RF and Microwave market segment, AMS competes with companies such as Anaren. However, we believe our specialized expertise in RadHard technology, RF and microwave design and development and fabrication expertise provides us with a differentiated technology and pricing position versus our most direct competitors. We characteristically maintain close and longstanding relationships with our customers and maintain sole source / primary supplier positions with many of our customers.

          ATS primarily competes with Agilent and a number of specialty test and measurement providers, including Anite, Anritsu, Rohde & Schwarz and Spirent. We believe our specialized expertise in high-performance RF and wireless testing equipment and our focus on delivery of advanced testing platforms and optimized manufacturing capability sets us apart from our most direct competitors. We believe we continue to maintain the largest installed base of any of our competitors in the specialized test categories in which we compete, including many sole source / primary supplier positions with customers such as Lockheed Martin and Raytheon. In the general purpose test equipment and other markets, our competitors include Agilent Technologies and National Instruments.

Research and Development

          As of September 30, 2010, we had approximately 710 engineers conducting research and development activities at 19 of our facilities. Our research and development efforts primarily involve engineering and design relating to:

  •
  developing new products;

  •
  improving existing products;

  •
  adapting existing products to new applications; and

  •
  developing prototype components to bid on specific programs.

          We emphasize research and development efforts for products in both the AMS and ATS divisions. In AMS, we have focused our research and development initiatives on the continued

enhancement of our high value power management products and subsystems, microwave/RF modules and microreceivers which has enabled us to increase the dollar content of our products embedded into modern satellites. In ATS, we are developing technologies that are used in the next generation of wireless infrastructure. Our research and development consists of self-funded research and development as well as research and development we conduct in collaboration with or on behalf of our customers.

          Certain product development and similar costs are recoverable under contractual arrangements and those that are not recoverable are expensed in the year incurred. We invested $81.7 million in self-funded research and development for the twelve months ended September 30, 2010, compared to $70.3 million for the twelve months ended September 30, 2009. Capital expenditures as a percentage of sales were 2.2%, 3.1% and 3.2% for fiscal 2008, 2009 and 2010, respectively.

          We also seek to strategically acquire businesses with proven commercial technology to apply to our target markets. In August 2010, we acquired Advanced Control Components, which designs, manufacturers and markets a wide range of RF and microwave products for the military, civilian radar, scientific and communications markets. We acquired Radiation Assured Devices in June 2010, which uses commercial and specialty technologies to provide state of the art radiation engineering and qualification services, as well as produce radiation hardened products for commercial and military spaceborne electronics. In June 2009 we broadened our portfolio of motion control products with the purchase of Airflyte Electronics, which is a leader in custom-engineered slip rings used in pan and tilt cameras, down-hole equipment, and packaging machinery. In addition, we acquired Hi-Rel Components in February 2009, which designs high reliability semiconductors for the aerospace and defense industries. In our ATS segment, we acquired Willtek Communications in May 2010, which develops test instruments, systems and solutions that test wireless technology, components, infrastructure products, handset products and other consumer wireless products specific to the development, manufacturing and service/support environments. Also in ATS, we acquired VI Technology in March 2009, which has expanded our test solutions capabilities with a suite of base band test products focusing on audio, video, and multimedia.

Government Sales

          Approximately 33% of sales for the twelve months ended September 30, 2010 were to agencies of the U.S. government or to prime defense contractors or subcontractors of the U.S. government. These government contracts have been awarded either on a bid basis or after negotiation. These contracts generally provide for fixed prices and have customary provisions for termination at the convenience of the government without cause.

Manufacturing

          The AMS division operates under a fabless semiconductor manufacturing model, outsourcing substantially all semiconductor fabrication activities to commercial foundries, which significantly reduces our capital expenditures and labor costs and enhances our ability to respond quickly with scalability to changes in technology and customer demands. We purchase our semiconductors from a variety of foundries, which utilize our proprietary design specifications and packaging techniques to manufacture our RadHard products. We test our RadHard products in our in-house radiation simulation testing chamber.

          AMS has 12 primary manufacturing facilities throughout the United States, as well as one in China. In AMS' largest facility, Colorado Springs, Colorado, we design and develop our RadHard solutions in addition to a broad range of products for avionics and space applications. AMS manufactures advanced MCMs for airborne, space, shipboard, ground based and commercial avionics and telecommunications systems in its Plainview, New York, facility. The remaining facilities are used to produce RadHard solutions, RF and microwave components and aerospace motion control solutions.

          We manufacture products for aerospace and defense programs in compliance with stringent military specifications. Most of our manufacturing plants are ISO-9001 certified, and our Plainview, New York, Hauppauge, New York, and Colorado Springs, Colorado, facilities are also certified to the more stringent AS9100 standard.

          ATS has six primary manufacturing facilities throughout the United States, as well as one each in England and Germany. In ATS' largest facility, Wichita, Kansas, we design and develop a wide range of test instrumentation for military radio and avionics. In ATS' Stevenage, England facility, we produce wireless systems test technologies and also provide test solutions with expertise in signal generators, signal analyzers, microwaves and automatic test equipment. The remaining facilities focus on synthetic testing solutions and other wireless communications testing equipment.

          Many of the component parts we use in our products are purchased, including semiconductors, transformers and amplifiers. Although we may obtain certain components and materials from a limited group of suppliers, all the materials and components we use, including those purchased from a sole source, are readily available and are, or can be, purchased in the open market. We have no long-term purchase commitments and no supplier provided more than 10% of our raw materials during fiscal 2010.

Sales

          We employ a team-based sales approach to closely manage relationships at multiple levels of the customer's organization, including management, engineering and purchasing personnel. This integrated sales approach involves a team consisting of a senior executive, a business development specialist and members of our engineering department. Our use of experienced engineering personnel as part of the sales effort enables close technical collaboration with our customers during the design and qualification phase of new technologies and equipment. We believe that this is critical to the integration of the product into the customer's equipment. Manufacturers' representatives and independent sales representatives are also used as needed. Each of the businesses that comprise the AMS segment have their own sales organizations, whereas the ATS segment has a common sales force to service its global market. As of September 30, 2010, we had approximately 260 sales people employed domestically and internationally.

Intellectual Property

          In order to protect our intellectual property rights, we rely on a combination of patent, trade secret, copyright and trademark laws and employee and third-party nondisclosure agreements. We believe that while the protection afforded by patent, trade secret, copyright and trademark laws may provide some advantages, the competitive position of participants in our industry is principally determined by such factors as the technical and creative skills of their personnel, the frequency of their new product developments and their ability to anticipate and rapidly respond to evolving market requirements. Therefore, we have focused our efforts principally on developing substantial expertise and know-how in our industry, and protecting that know-how with confidentiality agreements and trade secrets.

          We consider the protection of our proprietary technology to be an important element of our business. We limit access to and distribution of our proprietary information. We attempt to protect our intellectual property rights, both in the United States and in foreign countries, through a combination of patent, trademark and trade secret laws, as well as confidentiality agreements. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States.

          We have from time to time applied for patent protection relating to certain existing and proposed products, processes and services, but we do not have an active patent application strategy. When we do apply for patents, we generally apply in those countries where we intend to make, have made, use or sell patented products; however, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. To the extent that a competitor effectively uses its intellectual property portfolio, including patents, to prevent us from selling products that allegedly infringe such competitor's products, our results of operations could be materially adversely affected.

          Some of our proprietary technology may have been developed under, or in connection with, U.S. government contracts or other federal funding agreements. With respect to technology developed under such agreements, the U.S. government may retain a nonexclusive, non-transferable, irrevocable, paid-up license to use the technology on behalf of the United States throughout the world. In addition, the U.S. government may obtain additional rights to such technology, or our ability to exploit such technology may be limited.

          We rely on our trademarks, tradenames and brand names to distinguish our products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products and services, which could result in loss of brand recognition, and could require us to devote resources towards marketing new brands.

          We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We periodically evaluate our confidentiality policies and procedures, and believe that we have adequate protections in place. However, these agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.

          We face the risk of claims that we have infringed or misappropriated third parties' intellectual property rights. In general, if we are found to infringe third parties' intellectual property rights, we may be required to enter into licensing agreements in order to obtain the right to use a third party's intellectual property. Any licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license agreements, or stop the sale of certain products, which could adversely affect our net sales, gross margins and expenses and harm our future prospects.

          In addition to our own intellectual property, we have recently begun an active program of licensing third-party technologies to be developed into new products. In many cases, we make substantial up-front payments to procure such technology. We generally attempt to license third-party technology for as long as practicable and have recently acquired three licenses that make the technology acquired available to us for periods of up to twenty years. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies fail to operate properly, we may not be able to secure alternatives in a timely manner and our ability to make the products that employ these third-party technologies could be harmed. In addition, licensed technology may be subject to claims that it infringes others' technology, and we may lose access to or have restrictions placed on our use of the licensed technology.

          Our licenses of third-party technologies have certain requirements that we must meet to maintain the licenses. For instance, if we fail to meet certain minimum royalty or purchase amounts, or meet delivery deadlines, certain licenses may be converted from an exclusive license to a non-exclusive license, thus allowing the licensors to license the technology to our competitors. In addition, breach of confidentiality or the unauthorized use of the technology could render the license agreement void. In the future, we may need to obtain additional licenses, renew existing license agreements or otherwise replace existing technology. We are unable to predict whether these license agreements can be obtained or renewed or the technology can be replaced on acceptable terms, or at all.

Regulation

  Environmental

          Our operations are subject to various federal, state, local, and foreign environmental laws, ordinances and regulations that limit discharges into the environment, establish standards for the handling, generation, use, emission, release, discharge, treatment, storage and disposal of, or exposure to, hazardous materials, substances and waste, and require cleanup of contaminated soil and groundwater. These laws, ordinances and regulations are complex, change frequently and have tended to become more stringent over time. Many of them provide for substantial fines and penalties, orders (including orders to cease operations) and criminal sanctions for violations. They may also impose liability for property damage and personal injury stemming from the presence of, or exposure to, hazardous substances.

          In March 2005, we sold the net assets of our shock and vibration control device manufacturing business, which we refer to as VMC. Under the terms of the sale agreements, we retained certain liabilities relating to adverse environmental conditions that existed at the premises occupied by VMC as of the date of sale. See "Business—Legal Proceedings" with respect to the accrued liability.

          We believe that we are in material compliance with all environmental laws, do not anticipate any material expenditure to meet current or pending environmental requirements, and generally believe that our processes and products do not present any unusual environmental concerns. We are unaware of any existing, pending or threatened contingent liability that may have a material adverse effect on our ongoing business operations.

  Workplace Safety

          Our operations are also governed by laws and regulations relating to workplace safety and worker health. We believe we are in material compliance with these laws and regulations and do not believe that future compliance with such laws and regulations will have a material adverse effect on our results of operations or financial condition. We also believe that we are in material compliance with all applicable labor regulations.

  ITAR and Export Controls

          We are subject to International Traffic in Arms Regulation, or ITAR. ITAR requires export licenses from the U.S. Department of State for products shipped outside the U.S. that have military or strategic applications. In this connection, we have filed certain Voluntary Disclosures with the Directorate of Defense Trade Controls, U.S. Department of State, describing possible inadvertent violations. We have also identified other ITAR noncompliance in the pre-acquisition business activities of certain recently acquired companies. These matters have been formally disclosed to the

U.S. Department of State. Compliance with the directives of the U.S. Department of State may result in substantial legal and other expenses and the diversion of management time. In the event that a determination is made that we or any entity we have acquired have violated ITAR with respect to any matters, we may be subject to substantial monetary penalties that we are unable to quantify at this time, and/or suspension or revocation of our export privileges and criminal sanctions, which may adversely affect our business, results of operations and financial condition. See "Business—Legal Proceedings".

          We are also subject to the Export Administration Regulations, or EAR. The EAR regulates the export of certain "dual use" items and technologies and, in some instances, require a license from the U.S. Department of Commerce.

  Government Contracting Regulations

          Because we have contracts with the federal government and its agencies, we are subject to audit from time to time of our compliance with government regulations by various agencies, including the Defense Contract Audit Agency, or DCAA. The DCAA reviews the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems. The DCAA has the right to perform audits on our incurred costs on all contracts on a yearly basis. An adverse finding under a DCAA audit could result in the disallowance of our costs under a government contract, termination of a government contract, forfeiture of profits, suspension of payments, fines and suspension and prohibition from doing business with the U.S. government. In the event that an audit by the DCAA results in disallowance of our costs under a contract, we have the right to appeal the findings of the audit under applicable dispute resolution provisions. Approval of submitted yearly contract incurred costs can take from one to three years from the date of submission of the contract costs.

          Other governmental agencies, including the Defense Securities Service and the Defense Logistics Agency, may also, from time to time, conduct inquiries or investigations regarding a broad range of our activities.

          Our principal products or services do not require any governmental approval, except for the requirement that we obtain export licenses for certain of our products.

Legal Proceedings

          In March 2005, we sold the net assets of our shock and vibration control device manufacturing business, which we refer to as VMC. Under the terms of the sale agreements, we retained certain liabilities relating to adverse environmental conditions that existed at the premises occupied by VMC as of the date of sale. We recorded a liability for the estimated remediation costs related to adverse environmental conditions that existed at the VMC premises when it was sold. The accrued environmental liability at September 30, 2010 is $1.6 million, of which $322,000 is expected to be paid within one year.

          In fiscal 2007, we became aware that certain RadHard bidirectional multipurpose transceivers sold by us since 1999 may have been subject to the licensing jurisdiction of the U.S. Department of State in accordance with the ITAR. Accordingly, we filed a Voluntary Disclosure with the Directorate of Defense Trade Controls, Department of State, describing the details of the possible inadvertent misclassification and identifying certain unauthorized exports from the United States to end-users in a number of countries, including China and Russia. Simultaneously, we filed a Commodity Jurisdiction request providing detailed information and data supporting our contention that the product is not subject to ITAR and requesting a determination that such product is not ITAR controlled. On November 15, 2007, we were informed that the U.S. Department of State had determined in response to our Commodity Jurisdiction request that the product is subject to the licensing jurisdiction of the U.S. Department of State in accordance with the ITAR. We requested reconsideration of this determination. On February 7, 2008, we filed an addendum to the above referenced Voluntary Disclosure advising the Directorate of Defense Trade Controls that other products sold by us, similar in nature to the transceiver described above, may also be subject to the ITAR. The Directorate of Defense Trade Controls agreed to extend our time to file such addendum to the Voluntary Disclosure until a decision was rendered with respect to our request for reconsideration of the determination in connection with the above-referenced Commodity Jurisdiction request. On August 5, 2008, we received a letter from the Office of Defense Trade Controls Compliance, or DTCC, requesting that we provide documentation and/or information relating to our compliance initiatives after November 15, 2007 as well as the results of any product reviews conducted by us, and indicating that a civil penalty against us could be warranted in connection with this matter following the review of such materials. We have provided all of the materials and documentation requested by the DTCC. Our request for reconsideration of the Commodity Jurisdiction request was denied by the Directorate of Defense Trade Controls on August 19, 2008 which determined that the product is subject to the licensing jurisdiction of the Department of State in accordance with the ITAR. Accordingly, on September 18, 2008, we filed an addendum to our Voluntary Disclosure identifying other products that may have been subject to the licensing jurisdiction of the U.S. Department of State in accordance with the ITAR but were inadvertently misclassified and exported without a license. At this time it is not possible to determine whether any fines or other penalties will be asserted against us or the materiality of any outcome.

          We have also identified other ITAR noncompliance in our past business activities as well as in the pre-acquisition business activities of certain recently acquired companies. These include the inadvertent export of products without a required license and the disclosure of controlled technology to certain foreign national employees. These matters were formally disclosed to the U.S. Department of State in 2009 and 2010.

          We are also involved in various other claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these actions will have a material adverse effect on our business, results of operations, financial position, liquidity or capital resources.

Properties and Facilities

          Our headquarters are located in Plainview, Long Island, New York, where we have approximately 90,000 square feet of space, including manufacturing space, that is utilized by both AMS and ATS. The following table sets forth information concerning the significant properties owned or leased by us.

Location	Approximate Square Footage	Purpose	Owned/ Leased	Expiration of Lease
AMS Properties
Ann Arbor, Michigan	32,000	(3)(4)	Owned	N/A
Colorado Springs, Colorado	102,000	(1)(2)(5)(6)	Owned	N/A
Colorado Springs, Colorado	16,000	(1)(2)(15)	Leased	2013
Eatontown, New Jersey	30,000	(3)(4)	Leased	2012
Frederick, Maryland	32,000	(3)(4)	Leased	2021
Gothenburg, Sweden	9,000	(6)	Leased	2011
Hauppauge, Long Island, New York	47,000	(7)(8)	Leased	2017
Londonderry, New Hampshire	43,000	(3)(4)	Leased	2012
Lawrence, Massachusetts	15,000	(3)(4)	Leased	2014
Nanjing, China	22,000	(3)	Leased	2014
Naples, Florida	41,000	(7)	Leased	2013
Plainview, Long Island, New York	52,000	(1)(2)	Owned	N/A
Plainview, Long Island, New York	21,000	(2)	Leased	2013
Sunnyvale, California	27,000	(3)(4)	Leased	2012
Whippany, New Jersey	57,000	(3)(4)	Owned	N/A
ATS Properties
Austin, Texas	10,000	(14)	Leased	2010
Cupertino, California	20,000	(13)	Leased	2014
Ismaning, Germany	47,000	(9)(10)	Leased	2010
Lenexa, Kansas	54,000	(12)	Leased	2015
Plainview, Long Island, New York	17,000	(14)	Owned	N/A
Powell, Ohio	20,000	(13)	Leased	2011
Stevenage, England	142,000	(9)(10)(11)(12)(14)	Owned	N/A
Wichita, Kansas	156,000	(11)(12)	Owned	N/A

(1)
Manufacturing of HiRel microelectronics/semiconductors.

(2)
Research and development of HiRel microelectronics/semiconductors.

(3)
Manufacturing of RF and microwave components.

(4)
Research and development of RF and microwave components.

(5)
Manufacturing of mixed-signal/digital ASICs.

(6)
Research and development of mixed-signal/digital ASICs.

(7)
Manufacturing of motion control products.

(8)
Research and development of motion control products.

(9)
Manufacturing of wireless test equipment.

(10)
Research and development of wireless test equipment.

(11)
Manufacturing and research and development of military radio and PMR test equipment.

(12)
Manufacturing and research and development of avionics test equipment.

(13)
Manufacturing and research and development of synthetic test equipment.

(14)
Manufacturing and research and development of general purpose test equipment and other.

(15)
Radiation testing and validation of HiRel microelectronics/semiconductors.

          We believe that our facilities are adequate for our current and presently foreseeable needs and that we will be able to renew or replace our expiring leases on our rental properties on commercially reasonable terms.

Our Employees

          As of September 30, 2010, we had approximately 2,950 employees, of whom 1,460 were employed in a manufacturing capacity and 1,490 were employed in engineering, sales or administrative positions. Approximately 100 of our employees are covered by a collective bargaining agreement. The collective bargaining agreement expires September 30, 2013. We believe that our employee relations are satisfactory.

MANAGEMENT

Directors and Executive Officers

          The following table sets forth certain information regarding our board of directors. In addition, the table sets forth information regarding our senior management.

Name	Age	Position
Leonard Borow	62	President and Chief Executive Officer, Director
John Buyko	50	Executive Vice President and President of Aeroflex Microelectronic Solutions, Director Nominee
John Adamovich, Jr.	57	Senior Vice President, Chief Financial Officer, and Secretary
Edward Wactlar	65	Senior Vice President and General Counsel
Charles Badlato	51	Vice-President—Treasurer and Assistant Secretary
Carl Caruso	67	Vice-President—Manufacturing
Robert B. McKeon	56	Chairman of our board of directors, Director
Hugh Evans	42	Director
Ramzi M. Musallam	42	Director
Prescott H. Ashe	43	Director
Joe Benavides	39	Director
Bradley J. Gross	37	Director
John D. Knoll	39	Director
Charles S. Ream	66	Director Nominee
Mark H. Ronald	69	Director Nominee
Peter J. Schoomaker	64	Director Nominee
Richard N. Nottenburg	56	Director Nominee

          Leonard Borow is our President and Chief Executive Officer. He has been employed by us in various executive positions since 1989. He has been President and Chief Executive Officer of Aeroflex Holding since October 2007, Chief Executive Officer of Aeroflex since August 2007, President of Aeroflex since August 2005, Chief Operating Officer of Aeroflex since October 1991 and a member of the board of directors of Aeroflex since November 1992. Mr. Borow has served as a member of our board of directors since August 2007. From February 2004 until August 2005, Mr. Borow was one of Aeroflex' Vice Chairmen, and from October 1991 until February 2004, Mr. Borow was Executive Vice President of Aeroflex. Prior to joining Aeroflex, Mr. Borow was President of Comstron Corporation, a manufacturer of fast switching frequency synthesizers and components, which we acquired in November 1989. Mr. Borow was selected to serve as one of our directors because he is our Chief Executive Officer and has extensive knowledge of our business and historical development. Mr. Borow has important relationships with our major customers and has been a significant contributor to the expansion of our business through both organic growth and acquisitions.

          John Buyko is our Executive Vice President and President of our AMS division. He has been employed by us in various executive positions since January 1991. He has been Executive Vice President of Aeroflex Holding since August 2007, Executive Vice President of Aeroflex since December 2006, Vice President of Aeroflex since August 2005 and President of our AMS division since September 2001. From December 1998 until September 2001, Mr. Buyko was Senior Vice President—Marketing and Sales of our AMS division. Mr. Buyko was selected to serve as one of our directors because he is our Executive Vice President and President of our AMS division and has extensive knowledge of our business and historical development. Mr. Buyko has important relationships with our major customers and has been a significant contributor to the expansion of our business through both organic growth and acquisitions. Mr. Buyko has also served as a member of the board of directors of Aeroflex since August 2007. Mr. Buyko is also a member of the board of directors of IceMOS Technology LTD, a privately owned, developer and supplier of high quality thick film bonded SOI (Silicon On Insulator) wafers, with which we have a licensing agreement.

          John Adamovich, Jr. is our Senior Vice President, Chief Financial Officer and Secretary. He has been employed by us in various executive positions since 2005. He has been Chief Financial Officer of Aeroflex Holding since October 2007, Senior Vice President and Chief Financial Officer of Aeroflex since November 2005 and Secretary of Aeroflex since August 2007. From November 2004 until May 2005, Mr. Adamovich was employed by Rainbow Media Enterprises, a subsidiary of Cablevision Systems Corporation, as its Executive Vice President and Chief Financial Officer. From January 1998 until November 2004, Mr. Adamovich was employed by Pall Corporation as its Group Vice President, Treasurer and Chief Financial Officer. From July 1975 until December 1997, Mr. Adamovich was employed by KPMG LLP, becoming a partner in 1986.

          Edward Wactlar is Senior Vice President and General Counsel of Aeroflex Holding and Aeroflex. He has been employed by us since July 2010. After graduating from Syracuse University College of Law in June 1970, and serving as a confidential law clerk for the Justices of the Appellate Division, Third Department, from August 1970 until June 1971, Mr. Wactlar was actively engaged in the private practice of law for nearly 40 years. From December 1980 through October 2006, Mr. Wactlar was a partner in Blau, Kramer, Wactlar & Lieberman, P.C, and its successor, Kramer, Coleman, Wactlar & Lieberman, P. C., and from October, 2006 to July 2010 was a partner in Moomjian, Waite, Wactlar & Coleman, L.L.P. Mr. Wactlar has represented Aeroflex and its subsidiaries in various legal matters for the past 30 years.

          Charles Badlato is our Vice President—Treasurer and Assistant Secretary. He has been employed by us in various positions since 1987. He has been Vice President—Treasurer and Assistant Secretary of Aeroflex Holding since April 2010, Vice President of Aeroflex since February 2004 and Treasurer of Aeroflex since February 1994. From December 1987 until February 1994, Mr. Badlato was employed by Aeroflex in various financial positions. From May 1981 until December 1987, Mr. Badlato was employed by various certified public accounting firms, most recently as an audit manager with Touche Ross & Co. (now known as Deloitte & Touche).

          Carl Caruso is our Vice President—Manufacturing. He has been employed by us in various positions since 1989. He has been Vice President—Manufacturing of Aeroflex Holding since April 2010, Vice President—Manufacturing of Aeroflex since February 1997 and Vice President of Aeroflex Plainview, Inc. since November 1989. Prior to joining us, Mr. Caruso was Vice President of Comstron Corporation, which we acquired in November 1989.

          Robert B. McKeon has served as the Chairman of our board of directors since August 2007. Mr. McKeon is the Founder, Chairman, and Managing Partner of Veritas Capital, a New York-based private equity investment firm he formed in 1992. Prior to forming Veritas in 1992, Mr. McKeon served as the Chairman of Wasserstein Perella Management Partners and was a founding partner of Wasserstein Perella & Co. in 1988. Mr. McKeon was instrumental in raising and managing Wasserstein's $1.1 billion private equity fund. Mr. McKeon currently serves as Chairman of the Board of Vangent, Inc., and Global Tel*Link Corporation, and he served as the Chairman of the Board of DynCorp International Inc. from March 2005 to July 2010. Mr. McKeon is a member of the Council on Foreign Relations, The Bretton Woods Committee, and the Center for Strategic & International Studies. Mr. McKeon holds a B.S. from Fordham University and an M.B.A. from Harvard Business School. Mr. McKeon was selected to serve as one of our directors because he is the Founder and Chairman of our largest beneficial holder and has extensive experience and familiarity with us since the 2007 Going Private Transaction. In addition, he has extensive experience in financing, private equity investment and board service.

          Hugh Evans has served as a member of our board of directors since August 2007. Mr. Evans is a Partner at Veritas Capital. Prior to joining Veritas in 2005, Mr. Evans was a Partner at Falconhead Capital, a middle market private equity firm. While at Falconhead, Mr. Evans was a member of the firm's investment committee. Prior to Falconhead, Mr. Evans was a Principal at Stonington Partners. Mr. Evans began his private equity career in 1992 at Merrill Lynch Capital Partners, the predecessor firm of Stonington, which was a wholly owned subsidiary of Merrill Lynch. Mr. Evans holds an A.B. from Harvard University and an M.B.A. from the University of Chicago Graduate School of Business. Mr. Evans was selected to serve as one of our directors because he is a Partner of our largest beneficial holder and has extensive experience and familiarity with us since the 2007 Going Private Transaction. In addition, he has extensive experience in financing, private equity investment and board service.

          Ramzi M. Musallam has served as a member of our board of directors since August 2007. Mr. Musallam is a Partner at Veritas Capital, which he has been associated with since 1997. He is a member of the boards of directors of Vangent, Inc., and several private companies and was a member of the board of directors of DynCorp International Inc. from February 2005 to July 2010. Mr. Musallam holds a B.A. from Colgate University with a major in Economics and Mathematics and an M.B.A. from the University of Chicago Booth School of Business. Mr. Musallam was selected to serve as one of our directors because he is a Partner of our largest beneficial holder and has extensive experience and familiarity with us since the 2007 Going Private Transaction. In addition, he has extensive experience in financing, private equity investment and board service.

          Prescott H. Ashe has served as a member of our board of directors since August 2007. Mr. Ashe has been a Managing Director of Golden Gate Capital since 2000. Prior to joining Golden Gate Capital, Mr. Ashe was an investment professional at Bain Capital, which he initially joined in 1991. Prior to joining Bain Capital, Mr. Ashe was a consultant at Bain & Company. He is currently a director of several private companies in which Golden Gate Capital is an investor. Mr. Ashe holds a B.S. in Business Administration from the University of California at Berkeley and a J.D. from Stanford Law School. Mr. Ashe was selected to serve as one of our directors because he is a Managing Director of one of our largest beneficial holders and has extensive experience and familiarity with us since the 2007 Going Private Transaction. In addition, he has extensive experience in private equity investment and board service.

          Joe Benavides has served as a member of our board of directors since August 2007. Mr. Benavides is a Principal at Veritas Capital. Prior to joining Veritas in 2007, Mr. Benavides was a Managing Director at The Blackstone Group. Prior to joining Blackstone in 2004, Mr. Benavides was a Vice President in the Financial Sponsors Group at Credit Suisse. Mr. Benavides holds a B.S. in Economics with a concentration in Finance from the Georgia Institute of Technology and an M.B.A. in Finance from The Wharton School of the University of Pennsylvania. Mr. Benavides was selected to serve as one of our directors because he is a Principal at our largest beneficial holder and has extensive experience and familiarity with us since the 2007 Going Private Transaction. In addition, he has extensive experience in financing, accounting, private equity investment and board service.

          Bradley J. Gross has served as a member of our board of directors since August 2007. Mr. Gross has been a Managing Director in the Principal Investment Area of Goldman, Sachs & Co. since 2007, where he has led and executed investments in a wide range of industries, including aerospace, consumer products, retail, healthcare, and financial institutions. Mr. Gross also has experience investing both within and outside the U.S., including positions in both the Hong Kong and Tokyo offices of Goldman, Sachs & Co. He first joined Goldman, Sachs & Co. in 1995. He currently serves on the board of directors of Griffon Corporation, Capmark Financial Group, Cequel Communications, LLC and several other private companies in which Goldman, Sachs & Co. is an investor. Mr. Gross holds a B.A. from Duke University and an M.B.A. from the Stanford University Graduate School of Business. Mr. Gross was selected to serve as one of our directors because he is a Managing Director of an affiliate of one of our largest beneficial holders and has extensive experience and familiarity with us since the 2007 Going Private Transaction. In addition, he has extensive experience in financing, management and board service.

          John D. Knoll has served as a member of our board of directors since August 2007. Mr. Knoll is a Managing Director of Golden Gate Capital, which he joined in 2000. Mr. Knoll's primary focus is on the broader electronics sector, including semiconductor devices and equipment, electronic manufacturing, and technology end markets including enterprise hardware, telecommunications services and equipment, aerospace and defense, and test and measurement devices. Prior to joining Golden Gate Capital, Mr. Knoll spent a year as Product Manager at Covad Communications. Prior to Covad Communications, Mr. Knoll spent four years as a Consultant with Bain & Company, where he worked in technology, media, telecommunications, and the private equity advisory group. Mr. Knoll is currently a director of several of Golden Gate Capital's technology portfolio companies. Mr. Knoll holds a B.S. and M.S. in Industrial Engineering from Stanford University and an M.B.A. from the Stanford Graduate School of Business. Mr. Knoll was selected to serve as one of our directors because he is a Managing Director of one of our largest beneficial holders and has extensive experience and familiarity with us since the 2007 Going Private Transaction. In addition, he has extensive experience in private equity investment and board service.

          Charles S. Ream will become a member of our board of directors upon the listing of our common stock on the New York Stock Exchange. Mr. Ream was Executive Vice President and Chief Financial Officer of Anteon International Corporation from April 2003 until his retirement in June 2006. From October 2000 to December 2001, he served as Senior Vice President and Chief Financial Officer of Newport News Shipbuilding, Inc. From January 1998 to September 2000, Mr. Ream served as Senior Vice President, Finance of Raytheon Systems Company. From January 1994 to December 1997, he served as Chief Financial Officer of Hughes Aircraft Company. Prior to joining Hughes Aircraft Company, Mr. Ream was a partner with Deloitte & Touche LLP. Mr. Ream is a member of the board of directors of Stanley, Inc., Vangent, Inc. and Allied Defense Group, Inc. Vangent, Inc. is a portfolio company of Veritas Capital. From 2004 to 2006, Mr. Ream was a member of the board of directors of Stewart & Stevenson Services, Inc., and from March 2006 to July 2010 he was a member of the board of directors of DynCorp International Inc. Mr. Ream holds a B.A. in accounting and a Master of Accountancy degree from the University of Arizona and is a Certified Public Accountant (inactive). Mr. Ream was selected to serve as one of our directors because of his extensive accounting, financial management and board experience.

          Mark H. Ronald will become a member of our board of directors upon the listing of our common stock on the New York Stock Exchange. Mr. Ronald has been an independent consultant specializing in management and mergers and acquisitions since January 2008, and has served as a Special Advisor to Veritas Capital since January 2008, advising on such matters. From January 2007 to July 2010, Mr. Ronald was a member of the board of directors of DynCorp International Inc. From 2000 to December 2007, Mr. Ronald was the president and chief executive officer of BAE Systems Inc., and from 2002 to December 2007 he was the chief operating officer and a director of BAE Systems plc. Mr. Ronald holds the title of Honorary Commander of the Most Excellent Order of the British Empire (CBE), awarded in recognition of the valuable services he has rendered to furthering transatlantic cooperation in the U.S.-U.K. defense industries. Mr. Ronald is a member of the board of directors of Alliant Techsystems Inc. and Cobham plc, a member of the U.S. DoD's Business Board and a trustee of Polytechnic University. Mr. Ronald holds a B.S. in electrical engineering from Bucknell University and an M.S. in electrical engineering from Polytechnic University. Mr. Ronald was selected to serve as one of our directors because of his extensive knowledge of our markets and his extensive board experience.

          General Peter J. Schoomaker (USA Ret.) will become a member of our board of directors upon the listing of our common stock on the New York Stock Exchange. General Schoomaker served as Chief of Staff of the U.S. Army from 2003 until his second retirement in 2007 and as Commander in Chief, U.S. Special Operations Command from 1997 to 2000, when he retired from the U.S. Army for the first time. From November 2007 to July 2010, General Schoomaker was a member of the board of directors of DynCorp International Inc. and from 2000 to 2003, he was the president of Quiet Pros, Inc. (defense consulting). General Schoomaker is a member of the board of directors of CAE, Inc. and a member of the boards of several non-profit and private companies. General Schoomaker holds a B.S. in Education from the University of Wyoming and an M.A. in Management and Supervision from Central Michigan University. General Schoomaker was selected to serve as one of our directors because of his extensive knowledge of the defense market and his extensive board experience.

          Richard N. Nottenburg will become a member of our board of directors upon the listing of our common stock on the New York Stock Exchange. Dr. Nottenburg was President and Chief Executive Officer of Sonus Networks, Inc. from June 2008 through September 2010. From 2004 until 2008, Dr. Nottenburg was an officer with Motorola, Inc., ultimately serving as its Executive Vice President, Chief Strategy Officer and Chief Technology Officer. Dr. Nottenburg is currently a member of the board of directors of Comverse Technology Corp. Dr. Nottenburg holds a B.S. in Electrical Engineering from Polytechnic Institute of New York, an M.S. in Electrical Engineering from Colorado State University, and a Doctor of Science in Electrical Engineering from the Ecole Polytechnique Federale de Lausanne in Lausanne, Switzerland. Dr. Nottenburg was selected to serve as one of our directors because of his extensive executive management and leadership experience, strong financial, risk analysis, and corporate governance skills and experience, and significant experience and familiarity with the commercial wireless communications industry.

  Composition of the Board of Directors

          Controlled Company Exception.    After the completion of this offering, the parent LLC will control a majority of the voting power of our outstanding common stock. The parent LLC will directly own approximately 79.0% of our common stock (or approximately 76.6% if the underwriters exercise in full their option to purchase additional shares) after completion of this offering and the Sponsors will indirectly own through their investment in the parent LLC approximately 65.8% of our common stock (or approximately 63.8% if the underwriters exercise in full their option to purchase additional shares) after the completion of this offering. As a result, we are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, if more than 50% of the voting power of a listed company is held by an individual, group or another company, the listed company is a "controlled company" and may elect not to comply with certain New York Stock Exchange corporate governance standards, including:

  •
  the requirement that a majority of the board of directors consist of independent directors;

  •
  the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  the requirement for an annual performance evaluation of the corporate governance and nominating committee and the compensation committee.

          Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our corporate governance and nominating committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

          Any director may be removed from office by our stockholders. Our Sponsors are the beneficial owners of a majority of our common stock and will be able to unilaterally remove directors.

          A number of our directors also serve on the boards of directors of other portfolio companies of one of our Sponsors. In addition, Mr. Ronald provides consulting services to Veritas Capital and receives compensation for these services. Our board has considered carefully these facts in determining that each of Messrs. Nottenburg, Ream, Ronald and Schoomaker are independent for purposes of the New York Stock Exchange rules.

          Nomination of Directors by the Parent LLC.    In connection with this offering, we will enter into a director designation agreement that will provide for the rights of the parent LLC to nominate designees to our board of directors. See "Certain Relationships and Related Party Transactions—Director Designation Agreement."

  Limited Liability Company Agreement

          The limited liability company agreement of the parent LLC, as described under "Certain Relationships and Related Party Transactions", provides that the parent LLC may not permit us to take certain actions without the consent of each of the Sponsors.

  Board Committees

          Prior to the consummation of this offering, our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee, as discussed below.

          Audit Committee.    Our audit committee is responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. Our audit committee will be comprised of Messrs. Ream, Ronald and Schoomaker. Mr. Ream will be the chairman of our audit committee and is a financial expert pursuant to the requirements of the New York Stock Exchange and the SEC.

          Compensation Committee.    The compensation committee is primarily concerned with administering programs and policies regarding the compensation of executive officers and employee benefit plans. The committee is responsible for determining compensation of our executive officers and other employees and overseeing the administration of all employee benefit plans and programs. Our compensation committee will be comprised of Messrs. Ashe, Evans and McKeon.

          Corporate Governance and Nominating Committee.    The corporate governance and nominating committee will be primarily concerned with identifying individuals qualified to become members of our board of directors, selecting the director nominees for the next annual meeting of the stockholders and review of our corporate governance policies. The committee will be responsible for reviewing director compensation and benefits, overseeing the annual self-evaluations of our board of directors and making recommendations to the board concerning the structure and membership of the other board committees. Our corporate governance and nominating committee will be comprised of Messrs. Borow and McKeon.

Compensation Committee Interlocks and Insider Participation

          There are no compensation committee interlocks; no executive officer of ours serves as a member of the board of directors or the compensation committee of another entity that has an executive officer serving on our board of directors.

 EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

  Overview

          On August 15, 2007, the date of the Going Private Transaction, Aeroflex ceased being a public company subject to the rules of the SEC and its principal trading market. Prior to that date, Aeroflex had a Compensation Committee of its board of directors composed solely of independent directors that was responsible for the decisions regarding executive compensation.

          Subsequent to the Going Private Transaction, the new board of directors of Aeroflex became responsible for the oversight of our executive compensation programs and policies. Prior to the consummation of this offering, the board of directors of Aeroflex was composed of three non-employee directors and two executive officers. The executive officers on the board of directors were excluded from the decision making process with respect to themselves. Following the consummation of this offering, the compensation committee of Aeroflex Holding will be responsible for the oversight of our executive compensation programs and policies. Responsibilities of the board of directors with respect to executive compensation include the suggestion, review and approval of the following items:

  •
  Executive compensation strategy and philosophy;

  •
  Compensation arrangements for executive management, including salary and bonus;

  •
  Design and implementation of our equity incentive program;

  •
  Executive benefits and perquisites; and

  •
  Any other executive compensation or benefit related items.

  General Policies

          Our compensation programs are intended to enable us to attract, motivate, reward and retain the management talent required to achieve our corporate objectives, and thereby increase shareholder value. The board of directors considers that executive compensation should not only be competitive in amount, but also be closely aligned with the long-term interests of the stockholders which the board of directors represents while encouraging long-term executive retention. It is our policy to provide incentives to our senior management to achieve both short-term and long-term objectives and to reward exceptional performance and contributions to the development of our business. To attain these objectives, our executive compensation program includes a competitive base salary, an incentive cash bonus and equity-based compensation.

          From time to time, the board of directors may utilize the services of independent consultants to perform analyses and to make recommendations to the board of directors relative to executive compensation matters. During fiscal 2010, the board of directors was not advised by a compensation consultant regarding compensation matters. No compensation consultant is paid on a retainer basis. The recommendations of the Chief Executive Officer are also solicited by the board of directors with respect to compensation for named executives other than the Chief Executive Officer. "Named executives" refers to those executive officers named on the Summary Compensation Table that immediately follows this discussion.

  Base Salary

          Each of the named executives is a party to an employment agreement with us. We entered into employment agreements with Messrs. Borow and Buyko in 2007 in connection with the Going Private Transaction. We entered into an employment agreement with Mr. Adamovich in 2005 upon the commencement of his employment with us, and we entered into employment agreements with Messrs. Badlato and Caruso in 2003.

          Each of these employment agreements provides for an initial base salary and a yearly salary adjustment. The base salary of each named executive officer, as set forth in their respective employment agreements, was determined with the goal of providing compensation that is competitive with the compensation of executives in similar positions. Factors that influenced the assessment of competitiveness included the executive officer's level of responsibility and experience, individual performance and vulnerability to recruitment by other companies. Under the terms of the applicable agreement, the yearly salary adjustment for Messrs. Borow and Buyko is determined by our board of directors. In addition, the yearly salary adjustment for Mr. Adamovich equals a standard cost-of-living increase, and the yearly salary adjustment for Messrs. Caruso and Badlato is determined by our board of directors in an amount that is not less than a standard cost-of-living increase. Since the Going Private Transaction, each yearly adjustment to each executive officer's base salary has been intended to equal the amount of the cost-of-living increase. There were no salary increases in fiscal 2010 for our named executive officers.

  Incentive Bonus

          The purpose of our incentive bonuses is to reward participating executives for achieving our annual goals, which in turn promotes the board of directors' long-term goal of enhancing shareholder value. The board of directors uses Adjusted EBITDA, as defined in the credit agreement governing our senior secured credit facility, to measure our performance. Adjustments to EBITDA permitted by the credit agreement governing our senior secured credit facility include stock-based compensation, certain expenses related to the Going Private Transaction, advisory fees paid to the Sponsors, certain adjustments arising solely as a result of the Going Private Transaction and the impact of fair value adjustments of our assets and liabilities, business acquisition expenses, restructuring costs and impairment of goodwill and other intangibles. Messrs. Borow and Buyko each receive an annual bonus of between 50% and 150% of his base salary based upon our achievement of certain Adjusted EBITDA targets established by our board of directors. For fiscal 2010, Mr. Adamovich was eligible to receive an annual bonus of between 33.33% and 100% of his base salary based upon our achievement of certain Adjusted EBITDA targets established by our board of directors.

          At the beginning of each fiscal year, our board of directors establishes an Adjusted EBITDA target based on management projections. Pursuant to the employment agreements that provide for incentive bonuses, our board of directors also establishes the threshold Adjusted EBITDA that provides for the minimum incentive bonus award and the maximum Adjusted EBITDA that provides for the maximum bonus award. For fiscal 2010, Messrs. Borow and Buyko were each eligible to receive a bonus of 100% of base salary if the target Adjusted EBITDA were achieved, 50% of base salary if the threshold Adjusted EBITDA were achieved, and 150% of base salary if the maximum Adjusted EBITDA were achieved or exceeded. Mr. Adamovich was eligible to receive a bonus for fiscal 2010 of 66.67% of base salary if the target Adjusted EBITDA were achieved, 33.33% of base salary if the threshold Adjusted EBITDA were achieved and 100% of base salary if the maximum Adjusted EBITDA were achieved or exceeded.

          For each named executive officer entitled to an incentive bonus, a sliding scale is used to calculate the bonus when the actual Adjusted EBITDA in a fiscal year is between the threshold

Adjusted EBITDA and the maximum Adjusted EBITDA. This sliding scale is based on the difference between the actual Adjusted EBITDA and the target Adjusted EBITDA. If our board of directors fails to establish the threshold Adjusted EBITDA or the maximum Adjusted EBITDA for any fiscal year, such targets will be presumed to be, respectively, $10 million less and $10 million more than the target Adjusted EBITDA.

          Our board of directors believes these Adjusted EBITDA targets are aggressive but achievable, requiring strong performance and execution.

          For fiscal 2010, the target Adjusted EBITDA was $156 million, the threshold Adjusted EBITDA was $146 million and the maximum Adjusted EBITDA was $166 million. The actual Adjusted EBITDA was above the maximum Adjusted EBITDA target at $166.1 million. Accordingly, the incentive bonuses were based on the maximum payable. Each of Messrs. Borow and Buyko were entitled to an incentive bonus in the amount of his base salary increased by 50%. For fiscal 2010, Mr. Borow's base salary was $555,000, so he was entitled to receive an incentive bonus in the amount of $832,500. Similarly, for fiscal 2010, Mr. Buyko's base salary was $450,000. Accordingly, he was entitled to receive an incentive bonus in the amount of $675,000. For fiscal 2010, Mr. Adamovich's base salary was $440,000. Accordingly, he was entitled to receive an incentive bonus in the amount of $440,000, or 100% of his base salary. For more information about the bonus awards granted in recent years, see "—Summary Compensation Table".

          For fiscal 2009, the target Adjusted EBITDA was $142 million, the threshold Adjusted EBITDA was $132 million and the maximum Adjusted EBITDA was $152 million. The actual Adjusted EBITDA was between the threshold and maximum Adjusted EBITDA targets at $145.3 million. Accordingly, the incentive bonuses were based on a sliding scale. Each of Messrs. Borow and Buyko were entitled to an incentive bonus in the amount of his base salary increased by 16.7%, equivalent to 50% of $3.3 million divided by $10 million, where $3.3 million is the difference between the actual Adjusted EBITDA of $145.3 million and the target Adjusted EBITDA of $142 million and $10 million is the difference between the maximum Adjusted EBITDA of $152 million and the target Adjusted EBITDA of $142 million. For fiscal 2009, Mr. Borow's base salary was $550,507, so he was entitled to receive an incentive bonus in the amount of $642,442, or his base salary of $550,507 plus $91,935, or 116.7% of his base salary. Similarly, for fiscal 2009, Mr. Buyko's base salary was $472,816. Accordingly, he was entitled to receive an incentive bonus in the amount of $551,776, or his base salary of $472,816 plus $78,960, or 116.7% of his base salary. However, for fiscal 2009, each of Messrs. Borow and Buyko agreed to accept bonus awards of $475,000 and $400,000, respectively, and forego the balance. For more information about the bonus awards granted in recent years, see "—Summary Compensation Table".

  Annual Bonus

          Pursuant to their employment agreements, Messrs. Badlato and Caruso receive discretionary annual bonuses as determined by our board of directors. Additionally, prior to September 2009 when his employment agreement was amended, Mr. Adamovich also received discretionary annual bonuses as determined by our board of directors. In setting the amount of these discretionary annual bonuses, our board of directors considers factors including the recommendations of our Chief Executive Officer, the achievement of Adjusted EBITDA targets and the respective individual's performance. For fiscal 2010, our board of directors granted annual bonuses of $190,000 and $170,000 to Messrs. Badlato and Caruso, respectively. For fiscal 2009, our board of directors granted annual bonuses to each of Messrs. Adamovich, Caruso, and Badlato in an amount of approximately 70% of his respective bonus in the prior year. The decision to grant bonuses in these amounts was primarily influenced by the decisions of each of Messrs. Borow and Buyko to forego a portion of his respective earned incentive bonus and accept a bonus that amounted to approximately 70% of his respective bonus for the prior year. For more detail about annual bonus awards, see "—Summary Compensation Table".

  Parent LLC Class A Membership Interests

          In connection with the Going Private Transaction, certain members of management were invited to invest in parent LLC, which owns all of our common stock. This permits the executives to share in the increase in our value and is intended to focus their efforts on our long-term results. The primary equity interest in the parent LLC are the Class A membership interests, of which a substantial controlling interest is owned by the Sponsors. The Class A membership interests include a special distribution of up to 50% of management's investment pursuant to the limited liability company operating agreement, providing a special incentive to management not available to the Sponsors. As a group, our named executive officers own 2.3% of the Class A membership interests.

  Parent LLC Class B and Class B-1 Membership Interests

          Certain members of our management have been granted Class B membership interests and certain members of our management and employees have been granted Class B-1 membership interests in the parent LLC. Pursuant to the terms of the limited liability company operating agreement governing the parent LLC, the holders of Class B membership interests and Class B-1 membership interests are entitled to receive a percentage of all distributions, if any, made by the parent LLC after (x) the holders of the Class A membership interests in the parent LLC, including the Sponsors, have received a return of their invested capital plus a 12% per annum internal rate of return (compounded annually) on their invested capital and (y) certain members of our management that received Class A interests for their capital contributions to the parent LLC have received a special distribution in the aggregate amount of approximately $3.2 million, together with a 12% per annum internal rate of return (compounded annually). The Class B membership interests and the Class B-1 membership interests are intended to provide incentive to management and certain employees to keep focused on our long-term value. The membership interests were allocated based on the individual's relative position and responsibilities. These Class B and B-1 membership interests are non-transferable and vest ratably over five years, which provides a retention incentive, or earlier upon a change of control. If and when fully vested, the Class B membership interests will represent 8.6% ownership in the parent LLC and the Class B-1 membership interests will represent 0.5% ownership in the parent LLC.

  Aeroflex Incorporated Employees' 401(k) Plan

          Generally, all employees based in the United States, including the named executive officers, are eligible to participate in the Aeroflex 401(k) plan after they have completed six months of service. Employees contribute a portion of their salary to the 401(k) plan and, up until June 30, 2009, we matched 50% of the first eight percent of eligible salary an employee contributed to the plan. The discretionary match was reinstated as of July 1, 2010, at 40% of the first eight percent of eligible salary contributed to the plan.

  Executive Benefits and Perquisites

          In order to offer a competitive package to attract and retain strong executives, we provide various benefits and perquisites to certain members of management. These include a deferred compensation plan, leased autos, car expenses or car allowances, ten hours personal use of company jet timeshare (with reimbursement by the employee of the minimum amount of income imputed for such use as determined under applicable Federal and State rules and regulations), an executive medical reimbursement plan and split dollar life insurance agreements. Each executive receives a different package of benefits.

  Post-termination Benefits

          Certain of the named executives have terms in their employment contracts which provide for payments upon termination. The Chief Executive Officer also receives a consulting agreement for three years following his termination at two-thirds of his salary plus bonus and certain benefits.

  Tax and Accounting Implications

          As part of its responsibilities with respect to executive compensation, the board of directors considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which, in some circumstances, limits our tax deduction for compensation to certain individuals to $1,000,000 per year. Since we were privately held as of December 31, 2009, we are not subject to Section 162(m). In past years, when our stock was publicly traded and Section 162(m) was applicable, the relevant executives were subject to employment contract terms which required them to defer any compensation in excess of the $1,000,000 to a Deferred Compensation Plan. Such deferral would be payable to the employee upon termination of employment and under certain other circumstances. Once we are subject to Section 162(m), we will address these limits.

Summary Compensation Table

          The following table sets forth information with respect to our Chief Executive Officer, Chief Financial Officer and each of the three other most highly compensated executive officers for fiscal 2010, fiscal 2009 and fiscal 2008, in each case excluding any pre-Going Private Transaction equity based compensation.

ANNUAL COMPENSATION
Name and Principal Position	Year	Salary (1)	Bonus ($)	Stock Awards ($) (2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($) (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)	Total ($)
Leonard Borow	2010	$555,006	$—	$—	$—	$832,500	$—	$34,918	$1,422,424
President and	2009	550,507	—	—	—	475,000	—	672,463	1,697,970
Chief Executive	2008	522,452	—	3,360,688	—	658,193	45,000	21,734,585	26,320,918
Officer
John Buyko	2010	$441,700	$—	$—	$—	$675,000	$—	$3,716	$1,120,416
Executive Vice	2009	472,816	—	—	—	400,000	—	8,048	880,864
President and	2008	422,467	—	2,800,573	—	532,823	—	119,050	3,874,913
President of Aeroflex Microelectronic Solutions
John Adamovich, Jr.	2010	$443,542	$—	$—	$—	$440,000	$4,197	$212	$887,951
Senior Vice	2009	455,083	250,000	—	—	—	4,157	9,446	718,686
President, Chief	2008	437,114	360,000	448,092	—	—	1,183	68,064	1,314,453
Financial Officer and Secretary
Charles Badlato	2010	$257,216	$190,000	$—	$—	$—	$—	$9,159	$456,375
Vice President—	2009	254,324	$125,000	—	—	—	—	121,901	501,225
Treasurer and	2008	250,546	180,000	168,034	—	—	4,257	3,167,480	3,770,317
Assistant Secretary
Carl Caruso	2010	$292,660	$170,000	$—	$—	$—	$—	$8,862	$471,522
Vice President—	2009	311,472	$150,000	—	—	—	—	603,821	1,065,293
Manufacturing	2008	285,334	215,000	168,034	—	—	—	666,035	1,334,403

(1)
"Salary" includes contributions to our 401(k) Plan by each of the executive officers listed below for fiscal 2010, 2009 and 2008, as follows:

Name	2010	2009	2008
Leonard Borow	$22,000	$22,000	$20,500
John Buyko	15,996	16,500	15,500
John Adamovich, Jr.	21,407	21,347	29,115
Charles Badlato	13,640	28,896	15,707
Carl Caruso	17,253	25,821	19,977
(2)
"Stock Awards" includes the value of parent LLC Class B membership interests awarded to the named executives. The amounts disclosed for fiscal 2008 are based on the aggregate grant date fair value of the award as calculated in accordance with FASB ASC Topic 718. The Class B membership interests vest ratably over five years or earlier upon a change of control.

(3)
"Non-Equity Incentive Plan Compensation" includes incentive bonuses payable to certain executives based on operating results pursuant to their respective employment agreements. The compensation identified in this column for fiscal 2008 and 2010 was based on the achievement of an Adjusted EBITDA target, as defined by the employment agreements. For fiscal 2009, Messrs. Borow and Buyko were entitled to incentive bonuses in the amount of approximately $642,442 and $551,776, respectively. However, each of Messrs. Borow and Buyko agreed to accept $475,000 and $400,000, respectively, and forego the balance. For a detailed description of incentive bonus calculations, see "Executive Compensation—Incentive Bonus".

(4)
"Changes in Pension Value and Non-Qualified Deferred Compensation Earnings" for fiscal 2008 does not reflect earnings on the deferred compensation balance of Mr. Borow, as his balance decreased by $35,173.

(5)
"All Other Compensation" for fiscal 2010 includes:

(i)
for Mr. Borow, (a) $17,300 imputed value of a leased automobile and (b) other compensation and perquisites, none of which individually exceed $10,000;

(ii)
for Mr. Buyko, other compensation and perquisites, none of which individually exceeded $10,000;

(iii)
for Mr. Adamovich, other compensation and perquisites, none of which individually exceeded $10,000;

(iv)
for Mr. Badlato, other compensation and perquisites, none of which individually exceeded $10,000; and

(v)
for Mr. Caruso, other compensation and perquisites, none of which individually exceeded $10,000.

          "All Other Compensation" for fiscal 2009 includes:

  (i)
  for Mr. Borow, (a) interest of $433,803 for the period from June 30, 2008 on a payment due in exchange for relinquishing his change in control rights under a Supplemental Executive Retirement Plan, or SERP, that was terminated at the time of the Going Private Transaction (the payment due was reported in 2008), (b) a tax gross-up on the amount specified in (a) above of $203,195, (c) $18,691 imputed value of a leased automobile and (d) other compensation and perquisites, none of which individually exceeded $10,000;

  (ii)
  for Mr. Buyko, $8,048 in company matching funds under the Aeroflex Incorporated Employees' 401(k) Plan;

  (iii)
  for Mr. Adamovich, $9,446 in company matching funds under the Aeroflex Incorporated Employees' 401(k) Plan;

  (iv)
  for Mr. Badlato, (a) interest of $99,522 for the period from June 30, 2008 on a payment due in exchange for relinquishing his change in control rights under a SERP that was terminated at the time of the Going Private Transaction (the payment due was reported in 2008), (b) $13,248 in company matching funds under the Aeroflex Incorporated Employees' 401(k) Plan and (c) other compensation and perquisites, none of which individually exceeded $10,000; and

  (v)
  for Mr. Caruso, (a) a one-time payment of $580,839 made in exchange for relinquishing his right to a consulting agreement at the end of his employment, (b) $13,161 in company matching funds under the Aeroflex Incorporated Employees' 401(k) Plan and (c) other compensation and perquisites, none of which individually exceeded $10,000.

          "All Other Compensation" for fiscal 2008 includes:

  (i)
  for Mr. Borow, (a) a payment for a covenant not to compete of $3,700,000 made in connection with the Going Private Transaction, (b) a one-time bonus award in connection with the Going Private Transaction of $886,590, (c) a payment of $14,085,887, including interest through June 30, 2008, due in exchange for relinquishing his change in control rights under a SERP that was terminated at the time of the Going Private Transaction, (d) a tax gross-up, on the amount specified in (c) above of $1,903,130, (e) the $1,112,248 fair value, as calculated in accordance with FASB ASC Topic 718, of a discount on the purchase of parent LLC Class A membership interests in the form of a special distribution, (f) $25,749 imputed value of a leased automobile and (g) other compensation and perquisites, none of which individually exceeded $10,000;

  (ii)
  for Mr. Buyko, (a) the $111,225 fair value, as calculated in accordance with FASB ASC Topic 718, of a discount on the purchase of parent LLC Class A membership interests in the form of a special distribution and (b) other compensation and perquisites, none of which individually exceeded $10,000;

  (iii)
  for Mr. Adamovich, (a) the $55,612 fair value, as calculated in accordance with FASB ASC Topic 718, of a discount on the purchase of parent LLC Class A membership interests in the form of a special distribution and (b) $12,452 in company matching funds under the Aeroflex Incorporated Employees' 401(k) Plan;

  (iv)
  for Mr. Badlato, (a) the $22,245 fair value, as calculated in accordance with FASB ASC Topic 718, of a discount on the purchase of Parent LLC Class A membership interest in the form of a special distribution, (b) a payment of $3,128,276, including interest through June 30, 2008, due in exchange for relinquishing his change in control rights under a SERP that was terminated at the time of the Going Private Transaction and (c) other compensation and perquisites, none of which individually exceeded $10,000; and

  (v)
  for Mr. Caruso, (a) a one-time bonus award in connection with the Going Private Transaction of $648,450 and (b) other compensation and perquisites, none of which individually exceeded $10,000.

Fiscal 2010 Grants of Plan-Based Awards

Grants of Plan-Based Awards

										Grant Date Fair Value of Stock and Option Awards
							All other Stock Awards: Number of Shares of Stocks or Units	All Other Option Awards: Number of Securities Underlying Options	Per Share Exercise of Base Price of Option Awards
	Potential Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Number of Future Payouts Under Equity Incentive Plan Awards
Name	Threshold	Target	Maximum	Threshold	Target	Maximum
Leonard Borow	$277,500	$555,000	$832,500	—	—	—	—	—	—	—
John Buyko	$225,000	$450,000	$675,000	—	—	—	—	—	—	—
John Adamovich, Jr.	$146,652	$293,348	$440,000	—	—	—	—	—	—	—

(1)
Amounts shown reflect the threshold, target and maximum payout amounts for the fiscal year ended June 30, 2010 under the terms of our named executive officers' employment agreements. For each of Messrs. Borow and Buyko, the target payout was equal to 100% of base salary, the threshold payout was equal to 50% of base salary and the maximum payout was equal to 150% of base salary. For Mr. Adamovich, the target payout was equal to 66.67% of base salary, the threshold payout was equal to 33.33% of base salary and the maximum payout was equal to 100% of base salary. In fiscal 2010, the target Adjusted EBITDA was $156 million, the threshold Adjusted EBITDA was $146 million and the maximum Adjusted EBITDA was $166 million. The actual Adjusted EBITDA was above the maximum Adjusted EBITDA target at $166.1 million. Accordingly, Messrs. Borow, Buyko and Adamovich were paid $832,500, $675,000 and $440,000, respectively. For a detailed description of incentive bonuses, see "—Executive Compensation—Incentive Bonus".

OUTSTANDING EQUITY AWARDS AT JUNE 30, 2010

Name	Number of securities underlying unexercised options Exercisable	Number of securities underlying unexercised options Unexercisable	Equity Incentive plan awards: Number of securities underlying unexercised unearned options	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested %	Market value of shares or units of stock that have not vested ($)	Equity Incentive plan awards: Number of unearned shares, units or other rights that have not vested	Equity Incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Leonard Borow	—	—	—	—	—	1.80%	—	—	—
John Buyko	—	—	—	—	—	1.50%	—	—	—
John Adamovich, Jr.	—	—	—	—	—	0.24%	—	—	—
Charles Badlato	—	—	—	—	—	0.09%	—	—	—
Carl Caruso	—	—	—	—	—	0.09%	—	—	—

          In fiscal 2008, certain members of our management were granted Class B membership interests in parent LLC. Pursuant to the terms of the parent LLC's limited liability company operating agreement, the holders of the Class B membership interests are entitled to receive a percentage of all distributions, if any, made by parent LLC after the Class A members, including the Sponsors, receive a return of their invested capital and the aforementioned special distribution, where applicable, plus a 12% annual return. These Class B membership interests vest over five years or earlier upon a change in control. The number of units disclosed in the table above is the percentage share of overall equity interests in the parent LLC represented by the unvested portion of these awards as of June 30, 2010, which was 60% of the original award. The number of units that vested during fiscal 2010 are presented in the table below. These Class B membership interests represent profit interests in parent LLC. The liquidation value of these interests at June 30, 2010 was zero.

 Fiscal 2010 Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (%)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Leonard Borow	—	—	0.60%	—
John Buyko	—	—	0.50%	—
John Adamovich, Jr.	—	—	0.08%	—
Charles Badlato	—	—	0.03%	—
Carl Caruso	—	—	0.03%	—

FISCAL 2010 PENSION BENEFITS

Name	Plan Name		Number of Years Credited Service	Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
(a)	(b)		(c)	(d)	(e)
Leonard Borow		(1)	31	—	—
John Buyko	—		—	—	—
John Adamovich, Jr.	—		—	—	—
Charles Badlato		(1)	21	—	—
Carl Caruso	—		—	—	—

(1)
Aeroflex Incorporated SERP

          Effective January 1, 1994, we established the Aeroflex Incorporated SERP for certain of our officers. The Going Private Transaction constituted a change in control that accelerated the vesting of benefits under the SERP in the event of a termination of employment of the participants in the SERP on or prior to August 15, 2008. The SERP was amended to provide that no additional benefits are earned after August 31, 2007. We entered into an employment agreement with Mr. Borow on August 15, 2007 and amended our employment agreement with Mr. Badlato in July 2008. The employment agreements provide, among other terms, that if Messrs. Borow and Badlato remain employed beyond August 15, 2008, which they have, certain specified payments, approximating the benefits earned by each of them respectively, under the SERP, plus 6% interest per annum from August 15, 2007, would be payable to them in full satisfaction of the benefits payable under the SERP, payable the earlier of December 31, 2008 to January 5, 2009 or upon specified events. Our aggregate liability to Messrs. Borow and Badlato under the SERP, including the related interest, was $14,085,887 and $3,128,276, respectively, at June 30, 2008. These amounts have been reported in "All Other Compensation" in fiscal 2008 in the summary compensation table. The aggregate liability to Messrs. Borow and Badlato under the SERP, including the related accrued interest was $19,853,814, which was fully paid in fiscal 2009.

2010 NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
(a)	(b)	(c)	(d)	(e)	(f)
Leonard Borow	$—	$—	$—	$—	$—
John Buyko	—	—	—	—	—
John Adamovich, Jr.	—	50,000	5,317	—	216,423
Charles Badlato	—	—	—	—	—
Carl Caruso	—	—	—	—	—

          In accordance with a December 1, 2006 amendment to the employment contract of Mr. Adamovich, we have credited or will credit to a book reserve $50,000 beginning December 1, 2006 and each successive December 1 that he is employed by us. This money is notionally invested in bonds, mutual funds or securities as agreed upon by our board of directors and Mr. Adamovich. For fiscal 2010 we credited the book reserve by $50,000 and the balance accrued $5,317 of notional interest. The Summary Compensation Table reflects the excess of these notional earnings over earnings calculated at a market rate of 120% of the applicable federal long term rate.

Director Compensation

          During fiscal 2010, none of our directors received any compensation.

          Upon the completion of this offering, directors that are employed by us or by affiliates of the Sponsors will continue not to receive any fees in addition to their salaries and bonuses earned through their employment for serving as a member of our board of directors; however, we intend to use a combination of cash and stock-based incentive compensation to attract and retain independent, qualified candidates to serve on the board of directors. In setting director compensation, our board of directors considers the significant amount of time that directors expend in fulfilling their duties as well as the skill level required. The following information relates to the compensation of our directors after the consummation of this offering.

          Board Retainer and Fees.    Directors who are not our employees or employees of affiliates of the Sponsors will receive an annual retainer of $40,000, payable quarterly in advance, and a $2,000 fee for each meeting of the board of directors they attend.

          Committee Fees.    The chairman of the audit committee will receive an additional annual fee of $12,000, and each non-affiliated member will receive an additional fee of $2,000 for attendance at each meeting of the audit committee. The chairman of the corporate governance and nominating committee will receive an additional annual fee of $8,000, and each non-affiliated member will receive an additional fee of $2,000 for attendance at each meeting of the corporate governance and nominating committee. The non-affiliated members of the compensation committee will receive an additional fee of $2,000 for attendance at each meeting of the compensation committee. Our employees and employees of affiliates of the Sponsors will not receive any retainer or fees.

          Equity Awards.    Our directors who are not employees or employees of affiliates of the Sponsors are expected to be eligible to receive equity awards pursuant to an equity incentive plan we intend to implement. For a discussion of this equity incentive plan, see "—Equity Incentive Plan".

Employment Agreements

          We are a party to employment agreements with each of our named executive officers, the terms of which are set forth below.

  Leonard Borow

          We are a party to an employment agreement with Mr. Borow, our President and Chief Executive Officer, which expires on August 15, 2015. Mr. Borow currently receives a base salary of $650,000 and an annual bonus of between 50% and 150% of his base salary based upon our achievement of certain EBITDA targets established by our board of directors.

          Mr. Borow's employment agreement provides for a three-year consulting period after the termination of employment by expiration of the contract term, mutual agreement or retirement, during which time Mr. Borow will receive consulting payments in an annual amount equal to two-thirds of his last annual base salary. Based on his current salary, he would receive monthly payments of $36,111.

          In the event that we terminate the employment of Mr. Borow without cause (as defined in the employment agreement) or Mr. Borow terminates his employment for good reason (as defined in the employment agreement), Mr. Borow is entitled to receive his salary, an annual bonus and continuation of health benefits for the remainder of the contract term. For this purpose, the annual bonus will be calculated based on the average of Mr. Borow's highest annual bonuses for a period not to exceed three years during the fiscal years (for a period not exceeding 10 years) commencing after August 15, 2007. As of October 30, 2010, this lump sum severance would aggregate $6,250,856. In the event Mr. Borow's employment is terminated for cause, Mr. Borow will not be entitled to any severance benefits other than his salary through the date of termination, unused vacation and any benefits that have vested in accordance with the terms of the applicable award. In the event of Mr. Borow's death or disability, Mr. Borow or his beneficiary or estate is entitled to receive his salary through the date of termination, unused vacation and any benefits that have vested in accordance with the terms of the applicable award, and Mr. Borow or his beneficiary or estate is also entitled to any annual bonus for the current fiscal year based on our performance, prorated to the date of termination. In the event Mr. Borow's employment terminates due to retirement, Mr. Borow shall be entitled to his salary through the date of termination, unused vacation, a prorated amount of any annual bonus for the fiscal year in which he retired and any benefits that have vested in accordance with the terms of the applicable award. If, in connection with a change of control, we determine in good faith that any payments or benefits provided to Mr. Borow constitute "parachute payments" within the meaning of Section 280G and Section 4999 of the Internal Revenue Code, such "parachute payments" to Mr. Borow will be reduced to an amount determined by us in good faith to be the maximum amount that may be provided to Mr. Borow without resulting in any portion of such parachute payments being subject to an excise tax.

          Mr. Borow is subject to non-competition and non-solicitation restrictions until the later of (i) August 15, 2012 and (ii) two years following the later of (a) the termination of his employment for any reason and (b) the three-year consulting period.

  John Buyko

          We are a party to an employment agreement with Mr. Buyko, our Executive Vice President and President of Aeroflex Microelectronic Solutions, which expires on August 15, 2015. Mr. Buyko currently receives a base salary of $450,000 and an annual bonus of between 50% and 150% of his base salary based upon our achievement of certain EBITDA targets established by our board of directors.

          In the event that we terminate the employment of Mr. Buyko without cause (as defined in the employment agreement) or Mr. Buyko terminates his employment for good reason (as defined in the employment agreement), Mr. Buyko is entitled to receive (i) his salary for the remainder of the employment term at the rate in effect immediately prior to such termination, (ii) continuation of health benefits until the earlier of December 31st of the second year following his termination of employment or his commencement of full-time employment with a new employer and (iii) annual bonuses for the remainder of the employment term (including a prorated bonus for any partial fiscal year) equal to the average of the highest annual bonuses for a period not to exceed three years awarded to him during the fiscal years (for a period not exceeding 10 years) commencing after August 15, 2007. As of October 30, 2010, this lump sum severance would aggregate $4,734,589. In the event that we terminate the employment of Mr. Buyko for cause, he is entitled to receive his salary through the date of termination, unused vacation and any benefits that have vested in accordance with the terms of the applicable award. In the event of termination upon Mr. Buyko's death or disability, Mr. Buyko or his beneficiary or estate is entitled to receive his salary through the date of termination, unused vacation and any benefits that have vested in accordance with the terms of the applicable award, and he is also entitled to any annual bonus for the current fiscal year based on our performance, prorated to the date of termination. If, in connection with any transaction, we determine in good faith that any payments or benefits provided to Mr. Buyko constitute "parachute payments" within the meaning of Section 280G and Section 4999 of the Internal

Revenue Code, such "parachute payments" to Mr. Buyko will be reduced to an amount determined by us in good faith to be the maximum amount that may be provided to Mr. Buyko without resulting in any portion of such parachute payments being subject to an excise tax.

          In addition, Mr. Buyko is subject to non-competition and non-solicitation restrictions until the later of (i) the period during which Mr. Buyko is entitled to receive severance payments pursuant to the employment agreement and (ii) one year following the termination of his employment for any reason.

  John Adamovich

          We are a party to an employment agreement with Mr. Adamovich, our Senior Vice President, Chief Financial Officer and Corporate Secretary, which expires on September 17, 2013. Under the agreement, Mr. Adamovich currently receives an annual salary of $440,000 and is eligible to receive an annual bonus of between 33.33% and 100% of his annual salary based upon the achievement of certain EBITDA targets established by our board of directors. In the event that we terminate the employment of Mr. Adamovich within two years following a change in control (as defined in the employment agreement) without cause (as defined in the employment agreement) or Mr. Adamovich terminates his employment for good reason (as defined in the employment agreement), he is entitled to receive (i) a lump sum severance payment, up to the maximum amount deductible under Sections 280G and 4999 of the Internal Revenue Code, of 2.5 times the sum of his base salary and average annual bonuses received for our last three fiscal years, (ii) continuation of health benefits until December 31st of the second year following his termination of employment, and (iii) a pro-rata bonus for the year of termination. As of October 30, 2010, this lump sum severance would aggregate $1,975,000.

          In the event that we terminate the employment of Mr. Adamovich without cause, or if Mr. Adamovich terminates his employment for good reason, he is entitled to receive (i) his salary and benefits for one year following termination of employment and (ii) any unpaid bonus applicable for the fiscal year in which the date of termination occurs, prorated to the date of termination, but in no event less than 50% of the bonus he would otherwise be entitled for that fiscal year had he not been terminated. As of June 30, 2010, this lump sum severance payment would aggregate $440,000, excluding any potential bonus.

          In the event Mr. Adamovich's employment is terminated for cause, Mr. Adamovich will not be entitled to any severance benefits other than his salary through the date of termination, unused vacation and accrued but unpaid bonus compensation. In the event of Mr. Adamovich's death or disability, Mr. Adamovich or his beneficiary or estate is entitled to receive his salary through the date of termination, unused vacation and accrued but unpaid bonus compensation, and Mr. Adamovich or his beneficiary or estate is also entitled to any annual bonus for the current fiscal year. Mr. Adamovich is subject to non-competition and non-solicitation restrictions during the employment period and, in the case of termination for cause or without good reason, for one year after the date of termination.

  Charles Badlato

          We are a party to an employment agreement with Mr. Badlato, our Vice President—Treasurer and Assistant Secretary, under which Mr. Badlato's term of employment will continue until we give him, or he gives us, written notice of an intention to terminate his employment upon a specified date. Under the agreement, Mr. Badlato currently receives an annual salary of $257,500.

          In the event there is a change in control (as defined in the employment agreement), Mr. Badlato may, within six months of becoming aware of such event, terminate his employment with us. Upon such termination, he would be entitled to receive a lump sum severance payment, up to the maximum amount deductible under Section 280G of the Internal Revenue Code, of three times the sum of (i) his base salary and (ii) the amount of any bonus paid to him for the last completed fiscal year less $100. As of October 30, 2010, this lump sum severance would aggregate $1,342,200.

          In the event that we terminate the employment of Mr. Badlato without cause (as defined in the employment agreement), or if Mr. Badlato terminates his employment for good reason (as defined in the employment agreement), he is entitled to receive his salary and benefits for one year following termination of employment. As of June 30, 2010, this lump sum severance payment would aggregate $257,500. In the event of termination upon death or due to disability, Mr. Badlato or his beneficiary or estate is entitled to receive 50% of his salary for one year following termination of employment. In the event Mr. Badlato is terminated for cause, Mr. Badlato would be entitled to receive his salary through the date of termination and any awarded but unpaid bonus. Mr. Badlato is subject to non-competition and non-solicitation restrictions during the employment period and for a period of two years after termination for any reason.

  Carl Caruso

          We are a party to an employment agreement with Mr. Caruso, our Vice President—Manufacturing, under which Mr. Caruso's term of employment will continue until we give him, or he gives us, written notice of an intention to terminate his employment upon a specified date. Under the agreement, Mr. Caruso currently receives an annual salary of $299,000. Prior to January 1, 2008, Mr. Caruso was paid the lump sum of $648,450 as consideration for the release of his option to terminate his employment upon the Going Private Transaction on August 15, 2007. In January 2009, Mr. Caruso received a payment of $580,839 in exchange for relinquishing his right to a consulting arrangement at the end of his employment.

          In the event that we terminate the employment of Mr. Caruso without cause (as defined in the employment agreement), or if Mr. Caruso terminates his employment for good reason (as defined in the employment agreement), he is entitled to receive his salary and benefits for one year following termination of employment. As of October 30, 2010, this lump sum severance would aggregate $299,000. In the event of termination upon death or due to disability, Mr. Caruso or his beneficiary or estate is entitled to receive 50% of his salary for one year following termination of employment. In the event Mr. Caruso is terminated for cause, Mr. Caruso would be entitled to receive his salary through the date of termination and any awarded but unpaid bonus. Mr. Caruso is subject to non-competition and non-solicitation restrictions during the employment period and for a period of two years after termination for any reason.

Potential Payments Upon Termination Or Change In Control

          See "—Outstanding Equity Awards at June 30, 2010" and "—Employment Agreements" above for a discussion of potential payments upon termination or change in control.

          We expect to enter into amendments to the employment agreements with each of our named executive officers immediately prior to the consummation of this offering that provide that, to the extent any severance benefits payable to a named executive officer constitute deferred compensation subject to Section 409A of the Internal Revenue Code at the time the employment of such named executive officer terminates, and that officer is deemed a "specified employee" under Section 409A, then we will defer payment of these benefits to the extent necessary to avoid adverse tax treatment.

Equity Incentive Plan

          We plan to implement a new equity incentive plan. The equity incentive plan will be designed to motivate and retain individuals who are responsible for the attainment of our primary long-term performance goals and it is anticipated that the plan would cover directors, officers and employees. The plan is expected to provide for the grant of stock options, restricted stock and other forms of stock-based compensation to participants of the plan selected by our board of directors, a committee of our board or an administrator. The terms and conditions of awards will be determined by the administrator for each grant.

PRINCIPAL STOCKHOLDERS

          Upon the consummation of this offering, our authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.01 per share, of which 82,250,000 shares will be issued and outstanding.

          The following table sets forth information with respect to our beneficial ownership by:

  •
  each person who is known by us to beneficially own 5% or more of our outstanding equity;

  •
  each of our directors;

  •
  each of our named executive officers named in the table under "Executive Compensation—Summary Compensation Table"; and

  •
  all executive officers and directors as a group.

          Beneficial ownership is determined in accordance with the rules of SEC. To our knowledge, each shareholder will have sole voting and investment power with respect to the shares indicated as beneficially owned, unless otherwise indicated in a footnote to the following table.

Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned Prior to the Offering(2)	Percent	Number of Shares of Common Stock Beneficially Owned Subsequent to the Offering(2)(3)	Percent(3)
VGG Holding LLC(4)	65,000,000	100.0%	65,000,000	79.0%
Veritas Capital Partners III, L.L.C.(4)(5)	26,222,296	40.3%	26,135,830	31.8%
Entities Affiliated with Golden Gate Capital(4)(6)	15,245,521	23.5%	15,195,250	18.5%
GS Direct(4)(7)	12,806,237	19.7%	12,764,010	15.5%
Leonard Borow(8)	3,064,118	4.7%	3,060,348	3.7%
John Buyko(8)	1,714,928	2.6%	1,714,551	2.1%
John Adamovich, Jr.(8)	313,265	*	313,076	*
Charles Badlato(8)	118,903	*	118,828	*
Carl Caruso(8)	96,035	*	96,035	*
Robert B. McKeon(5)(9)(10)	26,222,296	40.3%	26,135,830	31.8%
Hugh Evans(5)	—	—	—	—
Ramzi M. Musallam(5)	—	—	—	—
Prescott H. Ashe(6)	—	—	—	—
Joe Benavides(5)	—	—	—	—
Bradley J. Gross(7)	—	—	—	—
John D. Knoll(6)	—	—	—	—
Charles S. Ream	—	—	—	—
Mark H. Ronald	—	—	—	—
Peter J. Schoomaker	—	—	—	—
Richard N. Nottenburg	—	—	—	—
All executive officers and directors as a group (16 persons)(10)	31,529,545	48.5%	31,438,669	38.2%

*
Denotes beneficial ownership of less than 1%.

(1)
Except as otherwise indicated, the address for each of the named beneficial owners is 35 South Service Road, P.O. Box 6022, Plainview, New York 11803.

  (2)
  Assumes that the underwriters' option to purchase additional shares has not been exercised.

  (3)
  Concurrently with the consummation of this offering, the parent LLC will issue Class B-1 membership interests representing an aggregate of 0.3% of the membership interests of the parent LLC to certain members of our management. Pursuant to the terms of the limited liability company agreement of the parent LLC, the issuance of such Class B-1 membership interests will reduce the percentage of the membership interests of the parent LLC held by the Class A members on a pro rata basis. Share amounts and percentages reflect such reduction.

  (4)
  All of the issued and outstanding common stock is held by the parent LLC. Veritas Capital Partners III, L.L.C. is the general partner of The Veritas Capital Fund III, L.P., which owns 30.2% of the Class A membership interests of the parent LLC. AX Holding LLC, an affiliate of Veritas Capital Partners III, L.L.C., owns 14.1% of the Class A membership interests of the parent LLC. Affiliates of Golden Gate Private Equity, Inc. own 25.8% of the Class A membership interests of the parent LLC. GS Direct owns 21.7% of the Class A membership interests of the parent LLC. Accordingly, all shareholdings reflected in the table above reflect indirect beneficial ownership in Aeroflex Holding held through membership interests in the parent LLC. Class A membership interests represent 91.0% of the membership interests of the parent LLC. The Veritas Capital Fund III, L.P., AX Holding LLC, the affiliates of Golden Gate Private Equity, Inc. party to the limited liability company agreement of the parent LLC and GS Direct (collectively, the "Sponsor Holders") have a drag-along right pursuant to the limited liability company agreement of the parent LLC. In the event the Sponsor Holders propose to transfer all of their membership interests to a non-affiliated third party, the Sponsor Holders may unanimously elect to cause each other holder of membership interests of the parent LLC to transfer such membership interests in such transaction.

  (5)
  The address for Veritas Capital Partners III, L.L.C. and Messrs. McKeon, Evans, Musallam and Benavides is c/o the Veritas Capital Fund Management, L.L.C., 590 Madison Avenue, New York, New York 10022.

  (6)
  The address for Golden Gate Private Equity, Inc., its affiliates and Messrs. Ashe and Knoll is One Embarcadero Center, 39th Floor, San Francisco, California 94111. The Class A Membership Interests held by entities affiliated with Golden Gate Capital are controlled by Golden Gate Capital Management II, LLC, a Delaware limited liability company ("GGC Management II"). GGC Management II is managed by four Managing Directors (Prescott H. Ashe, Kenneth J. Diekroeger, David C. Dominik, and Stefan Kaluzny) and is controlled by its Principal Managing Director (David C. Dominik). Each of Messrs. Dominik, Ashe, Diekroeger and Kaluzny expressly disclaims beneficial ownership of these securities except to the extent of their pecuniary interest therein, if any.

  (7)
  Mr. Gross is a managing director of Goldman, Sachs & Co. Goldman, Sachs & Co. is a wholly-owned subsidiary of The Goldman Sachs Group, Inc., a publicly traded company. The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. may be deemed to beneficially own indirectly, in the aggregate, the Class A membership interests of the parent LLC (prior to the offering) and the shares of common stock of Aeroflex Holding (subsequent to the offering) that are beneficially owned directly by GS Direct. GS Direct is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. Goldman, Sachs & Co., as the manager of GS Direct, has sole voting and investment power with respect to Class A membership interests of the parent LLC that are beneficially owned directly by GS Direct. The Goldman Sachs Group, Inc., Goldman, Sachs & Co., GS Direct and Mr. Gross each disclaim beneficial ownership of these securities except to the extent of its or his pecuniary interest therein, if any. The address for GS Direct and Mr. Gross is 200 West Street, New York, New York 10282.

  (8)
  All of the interests in us owned by Messrs Borow, Buyko, Adamovich, Badlato and Caruso represent indirect interests in us held through Class A and Class B interests in the parent LLC. Mr. Borow owns a 1.8% Class A membership interest and a 3.0% Class B membership interest in the parent LLC and each of Messrs Buyko, Adamovich, Badlato and Caruso own less than a 1% Class A membership interest and Class B membership interest in the parent LLC. See "Executive Compensation—Parent LLC Class A Membership Interests" and "—Parent LLC Class B and Class B-1 Membership Interests".

  (9)
  Mr. McKeon, Chairman of the board of directors of the parent LLC, is the President of Veritas Capital Partners III, L.L.C. and is the managing member of the manager of AX Holding LLC. Mr. McKeon has sole voting and investment power with respect to the Class A membership interests held by The Veritas Capital Fund III, L.P. and AX Holding LLC, and as such may be deemed a beneficial owner of such membership interests. Mr. McKeon disclaims this beneficial ownership except to the extent of his pecuniary interest in The Veritas Capital Fund III, L.P., AX Holding LLC and the parent LLC.

  (10)
  Includes Class A membership interests held by Veritas Capital Partners III, L.L.C. and AX Holding LLC, beneficial ownership of which may be deemed to be held by Mr. McKeon, as the President of Veritas Capital Partners III, L.L.C. See footnote 9 above. Mr. McKeon disclaims this beneficial ownership except to the extent of his pecuniary interest in The Veritas Capital Fund III, L.P., AX Holding LLC and the parent LLC.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Advisory Agreement

          At the closing of the Going Private Transaction, we entered into an advisory agreement with affiliates of the Sponsors under which the affiliates of the Sponsors agreed to provide business and organizational strategy, financial and advisory services as mutually agreed upon by the parties to the advisory agreement. Such services have included support and assistance to management with respect to analyzing and negotiating acquisitions and divestitures, preparing financial projections, analyzing and negotiating financing alternatives, monitoring of compliance with financing agreements and searching for and hiring management personnel. As compensation for these services, we paid affiliates of the Sponsors a one-time transaction fee as of the closing of the Going Private Transaction in the aggregate amount of $22.0 million (of which $10.2 million was paid to an affiliate of Veritas Capital, $5.9 million was paid to an affiliate of Golden Gate Capital and $5.9 million was paid to Goldman, Sachs & Co.) and we pay (i) an annual advisory fee in the aggregate amount equal to the greater of $2.1 million and 1.8% of our Adjusted EBITDA (as defined in our senior secured credit facility) for the prior fiscal year and (ii) transaction fees on all acquisitions, divestitures, financings and liquidity events, which will be calculated based upon the aggregate financing amount provided by the Sponsors and allocated to the affiliates of the Sponsors pro rata in accordance with each Sponsor's interest in the parent LLC at the time of such acquisitions, divestitures, financings or liquidity events (taking into account any new investment being made at such time) or, when the Sponsors do not provide financing, the transaction fee will be not less than 1% of the value of the transaction. In addition to the fees described above, we also pay or reimburse the Sponsors for all out-of-pocket costs incurred by the Sponsors in connection with their activities under the advisory agreement, including the reasonable costs and expenses of their respective counsel and advisers in connection with their activities under the advisory agreement, any requested amendment or waiver of any investment document, and the sale or disposition of their respective interests in the parent LLC. We also indemnify the affiliates of the Sponsors from and against all losses, claims, damages and liabilities related to the performance of their duties under the advisory agreement, other than those of the foregoing that result from the gross negligence or willful misconduct of such parties. The advisory agreement has an initial term expiring on December 31, 2013 and is automatically renewable for additional one year terms thereafter unless we or the Sponsors give notice of non-renewal. The advisory fees paid to the affiliates of the Sponsors aggregated $2.3 million for fiscal 2009 (of which $1.1 million was paid to an affiliate of Veritas, $0.8 million was paid to an affiliate of Golden Gate Capital and $0.4 million was paid to Goldman, Sachs & Co.). The advisory fees paid to the Sponsors aggregated $2.5 million for fiscal 2010 (of which $1.2 million was paid to an affiliate of Veritas Capital, $0.8 million was paid to an affiliate of Golden Gate Capital and $0.5 million was paid to Goldman, Sachs & Co.). The advisory fees paid to the Sponsors aggregated $2.8 million for fiscal 2011 (of which $1.3 million was paid to an affiliate of Veritas Capital, $0.9 million was paid to an affiliate of Golden Gate Capital and $0.6 million was paid to Goldman, Sachs & Co.).

          Our expenses relating to this offering will include the payment of a transaction fee to affiliates of the Sponsors in the aggregate amount of $2.5 million (of which $1.2 million will be paid to an affiliate of Veritas Capital, $0.8 million will be paid to an affiliate of Golden Gate Capital and $0.5 million will be paid to Goldman, Sachs & Co.). Additionally, we will enter into a termination agreement with the affiliates of the Sponsors that are parties to the advisory agreement, pursuant to which the obligations of such parties to provide us with advisory services and our obligations to pay fees in respect of such services will terminate. Pursuant to the terms of the termination agreement, we will pay affiliates of the Sponsors a termination fee in the aggregate amount of $16.9 million (of which $8.0 million will be paid to Veritas Capital, $5.6 million will be paid to an affiliate of Golden Gate Capital and $3.3 million will be paid to Goldman, Sachs & Co.). Our obligations with respect to the indemnification of affiliates of the Sponsors and reimbursement of their expenses accruing prior to the termination of the advisory agreement will survive the termination of the obligations of the parties described above. We intend to use a portion of the proceeds from this offering to pay the transaction fee and termination fee as described above.

Limited Liability Company Agreement

          At the closing of the Going Private Transaction, the Sponsors and certain members of our management who purchased equity interests in the parent LLC became parties to a limited liability company agreement with the parent LLC that sets forth provisions relating to the management and ownership of the parent LLC, including the rights of the Sponsors to appoint members of the board of managers of the parent LLC.

          Veritas Capital has the right to appoint four members of the board of managers of the parent LLC at any time it owns at least 33% of the membership interests of the parent LLC, three members of the board of managers of the parent LLC at any time it owns less than 33% but at least 27% of the membership interests of the parent LLC, two members of the board of managers of the parent LLC at any time it owns less than 27% but at least 20% of the then outstanding membership interests of the parent LLC, and one member of the board of managers of the parent LLC at any time it owns less than 20% but at least 5% of the membership interests of the parent LLC. Golden Gate has the right to appoint three members of the board of managers of the parent LLC at any time it owns at least 33% of the membership interests of the parent LLC, two members of the board of managers of the parent LLC at any time it owns less than 33% but at least 20% of the then outstanding membership interests of the parent LLC, and one member of the board of managers of the parent LLC at any time it owns less than 20% but at least 5% of the then outstanding membership interests of the parent LLC. GS Direct has the right to appoint two members of the board of managers of the parent LLC at any time it owns at least 33% of the membership interests of the parent LLC, and one member of the board of managers of the parent LLC at any time it owns less than 33% but at least 5% of the membership interests of the parent LLC.

          In connection with this offering, we will enter into a director designation agreement that will provide for the rights of the parent LLC to nominate designees to our board of directors. See "—Director Designation Agreement." Pursuant to the limited liability company agreement of the parent LLC, the Sponsors will have certain rights to select the individuals that the parent LLC has the right to nominate under the director designation agreement. The Sponsors have agreed to allocate such rights to select the nominees under the director designation agreement as follows:

  •
  until such time as we are required to comply with the requirement under the New York Stock Exchange corporate governance standards that a majority of our board of directors consist of independent directors, the parent LLC is required to nominate to our board of directors each member of the board of managers of the parent LLC that was appointed by Veritas Capital, Golden Gate Capital or GS Direct; and

  •
  during such time as (i) the parent LLC owns less than a majority but at least one share of our outstanding common stock and (ii) we are required to comply with the requirement under the New York Stock Exchange corporate governance standards that a majority of our board of directors consist of independent directors, Veritas Capital will have the right to select two nominees, Golden Gate will have the right to select one nominee and GS Direct will have the right to select one nominee.

          Each of the Sponsors is required pursuant to the limited liability company agreement of the parent LLC to cause the resignation from our board of directors of any director that was selected by such Sponsor and was nominated to our board of directors pursuant to the director designation agreement (i) in the event such Sponsor exercises its rights pursuant to the limited liability company agreement to redeem all of its Class A membership interests in exchange for our shares or (ii) if such director (A) has been removed from the board of managers of the parent LLC, (B) has resigned from the board of managers of the parent LLC or become disabled or (C) is required to resign from the board of managers of the parent LLC. The parent LLC may not waive or decline to exercise any of its rights under the director designation agreement or agree to any amendment of the director designation without the approval of the Sponsors.

          In addition, the limited liability company agreement provides for, among other things, restrictions on the transferability of equity of the parent LLC, tag-along rights, drag-along rights and information rights. The tag-along rights provide that in the event of a proposed transfer of all of the Sponsors' membership interests in the parent LLC, no Sponsor may transfer its membership interest until each holder of Class B or Class B-1 membership interests has been given the opportunity to participate in the transaction and sell his, her or its Class B or Class B-1 membership interests in the parent LLC under substantially the same terms as those of the Sponsors. The drag-along rights provide that in the event of a proposed transfer of all of the Sponsors' membership interests in the parent LLC, the Sponsors may unanimously agree to require each member of the parent LLC, to sell his, her or its membership interests in the parent LLC in exchange for a pro rata portion of the proceeds. The information rights provide that (i) each member of the parent LLC may examine, copy and audit the books of the parent LLC during normal business hours, (ii) the parent LLC will keep the Sponsors informed with respect to any tax, criminal or regulatory investigation, or action and (iii) each year the parent LLC will provide its tax returns, schedules and related tax information to its members.

          Without the approval of the Sponsors, subject to certain stated exceptions, the parent LLC may not permit us to take certain actions, including:

  •
  a merger, consolidation or liquidation, dissolution or recapitalization (including dividend distributions and reorganizations), public offerings or other liquidity events, until the fifth anniversary of the closing of the Going Private Transaction;

  •
  acquisitions or divestitures in excess of $25.0 million at any time prior to the expiration of the lock-up period applicable to the Sponsors following our initial public offering;

  •
  the grant, issuance or redemption of capital stock or options at any time prior to the expiration of the lock-up period applicable to the Sponsors following our initial public offering;

  •
  amendments to our certificate of incorporation, bylaws, our senior secured credit facility or the indenture governing the senior notes at any time prior to the expiration of the lock-up period applicable to the Sponsors following our initial public offering;

  •
  transactions with the Sponsors or affiliates or employees of the Sponsors;

  •
  the hiring, termination or modification of compensation arrangements of our Chief Executive Officer or any of his direct reports at any time prior to the expiration of the lock-up period applicable to the Sponsors following our initial public offering; and

  •
  the approval of each annual budget (including management bonus programs) and any material deviation from an approved budget at any time prior to the expiration of the lock-up period applicable to the Sponsors following our initial public offering.

          Pursuant to the limited liability company agreement of the parent LLC, each holder of Class A membership interests will have the right to require the parent LLC to redeem all, but not less than all, of its Class A membership interests in exchange for our shares (i) at any time from and after the second anniversary of the consummation of this offering, (ii) with respect to any Sponsor seeking to redeem its Class A membership interests, such time as our board of directors does not contain at least one director designated by such Sponsor, other than as a result of an act, omission or decision by such Sponsor or any of its designees to our board of directors or (iii) with the prior written approval of each of the Sponsors. The redemption price for such Class A membership interests will be an amount equal to the amount that would be distributed to such electing holder in respect of such Class A membership interests if the parent LLC were liquidated as of the date such holder provides notice of its election to redeem to the parent LLC, known as the Redemption Price; provided that if a redemption notice is given prior to the sixth anniversary of the closing of the Going Private Transaction, the Redemption Price will be calculated based on the assumption that all of the Class B membership interests and Class B-1 membership interests permitted to be issued under the terms of the limited liability company agreement are outstanding and that all such Class B membership interests and Class B-1 membership interests have vested. The Redemption Price is payable in shares of our common stock having a fair market value equal to the Redemption Price or, at the election of the electing holder, with the cash proceeds of a number of shares sold by the parent LLC having a fair market value equal to the Redemption Price.

Director Designation Agreement

          Pursuant to the director designation agreement, the parent LLC is entitled to nominate individuals to our board of directors. Pursuant to the limited liability company agreement of the parent LLC, the Sponsors have the right to select the individuals that the parent LLC has the right to nominate under the director designation agreement. See "—Limited Liability Company Agreement".

          The director designation agreement provides that, for so long as the parent owns at least one share of our outstanding common stock, we may not take any action, including making or recommending any amendment to our certificate of incorporation or bylaws, that would (i) decrease the size of our board of directors if such decrease would cause us to fail to satisfy the requirement under the New York Stock Exchange corporate governance standards that a majority of our board of directors consist of independent directors without the resignation of a director nominated by any of the Sponsors or (ii) that otherwise could reasonably be expected to adversely affect the parent LLC's rights under the director designation agreement, in each case without the consent of the parent LLC. The parent LLC will have the right to nominate individuals to our board of directors at each meeting of stockholders where directors are to be elected and, subject to limited exceptions, we will include in the slate of nominees recommended to our stockholders for election as directors the number of individuals designated by the parent LLC as follows:

  •
  until such time as we are required to comply with the requirement under the New York Stock Exchange corporate governance standards that a majority of our board of directors consist of independent directors, such number of individuals as are designated by the parent LLC; and

  •
  during such time as (i) the parent LLC owns less than a majority but at least one share of our outstanding common stock and (ii) we are required to comply with the requirement under the New York Stock Exchange corporate governance standards that a majority of our board of directors consist of independent directors, four individuals designated by the parent LLC.

          In the event of a vacancy on our board of directors arising through the death, resignation or removal of a directed nominated by the parent LLC, such vacancy may be filled by our board of directors only with a director nominated by the parent LLC.

Registration Rights Agreement

          At the closing of the Going Private Transaction, the parent LLC became party to a registration rights agreement with us. Pursuant to the registration rights agreement, the parent LLC and each of the Sponsors may require us to effect a long-form registration on not more than three occasions, provided that the number of securities requested to be registered must have a value equal to at least $10 million based on the closing price of such security on the last trading day prior to the registration request. We may postpone for a reasonable period of time, which may not exceed 90 days, the filing of a registration statement that the parent LLC or the Sponsors requested that we file pursuant to the registration rights agreement if our board of directors determines that the filing of the registration statement will have a material adverse effect on our plan to engage in certain business transactions and a short-form registration on an unlimited number of occasions. Under the terms of this agreement, we will be required to pay all registration expenses in connection with any demand registration. In addition, if we propose to register additional shares of common stock, the parent LLC will be entitled to notice of the registration and is entitled to include its shares of common stock in that registration with all registration expenses paid by us.

Transactions with Goldman, Sachs & Co. and its Affiliates

          Goldman, Sachs & Co. is the manager of GS Direct, which indirectly will own approximately 15.5% of our common stock after giving effect to the consummation of this offering. Bradley J. Gross, a member of our board of directors and the board of managers of the parent LLC, is a Managing Director in the Principal Investment Area of Goldman, Sachs & Co.

          Under the exchange and registration rights agreement entered into in connection with the issuance of the senior notes, Aeroflex agreed to prepare and file, at our expense, a market-making prospectus in order to enable Goldman, Sachs & Co. and its affiliates to engage in market-making activities for the senior notes. The amount of principal outstanding under the senior notes at all times since their issuance on August 7, 2008 and as of September 30, 2010 was $225.0 million. We have paid no principal to date and have made interest payments of approximately $20.1 million during fiscal 2008, $16.6 million during fiscal 2009, $26.4 million during fiscal 2010 and $13.2 million for the three months ended September 30, 2010. The senior notes mature on February 15, 2015. Interest on the senior notes accrues at the rate of 11.75% per annum (calculated using a 360-day year). Goldman, Sachs & Co. acted as the initial purchaser in the offering of the senior notes. For additional information regarding the senior notes, see "Description of Indebtedness" included elsewhere in this prospectus.

          Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., acted as sole lead arranger, sole bookrunner, administrative agent, collateral agent (with respect to our senior secured credit facility), and syndication agent under our senior secured and senior subordinated unsecured credit facilities. The senior secured credit facility was entered into on August 15, 2007, and consists of a senior secured term loan facility of $525.0 million and a senior secured revolving credit facility of $50.0 million. As of September 30, 2010, the outstanding balance due under the term loan facility was $489.1 million and there were no outstanding amounts under the revolving credit facility. The senior subordinated unsecured credit facility was entered into on September 21, 2007, and consists of a term loan of $120.0 million, with an outstanding balance of $168.0 million as of September 30, 2010, including paid-in-kind interest of $48.0 million which through August 15, 2010 was payable exclusively in kind and for all periods thereafter in cash. For additional information regarding the senior secured and senior subordinated unsecured credit facilities, see "Description of Indebtedness" included elsewhere in this Prospectus.

          In the aggregate, approximately $23.1 million in fees were paid to Goldman, Sachs & Co. and its affiliates in connection with the senior note offering and the senior secured and senior subordinated unsecured credit facilities.

          Goldman, Sachs & Co. is acting as a dealer manager in the tender offer we have commenced for a portion of our senior notes, and as an arranger in the offer to purchase we have commenced for a portion of our senior subordinated unsecured term loans. Such tender offer and offer to purchase are conditioned upon the completion of this offering and will be paid for with a portion of the proceeds from this offering. Goldman, Sachs & Co. is expected to receive an aggregate amount of approximately $0.4 million as compensation for its services as a dealer manager and as an arranger in such tender offer and offer to purchase. In addition, Goldman, Sachs & Co. may receive a portion of the net proceeds of this offering if we repurchase some of the senior subordinated unsecured term loans held by affiliates of Goldman, Sachs & Co.

          In addition, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P. and their affiliates may in the future engage in commercial banking, investment banking or other financial advisory transactions with us and our affiliates.

Issuance of Membership Interests of the Parent LLC

          In connection with the closing of the Going Private Transaction, the parent LLC issued an aggregate of $372.0 million of membership interests to the Sponsors. Veritas Capital and an affiliate of Veritas Capital purchased $172.0 million of membership interests, affiliates of Golden Gate Capital purchased $100.0 million of membership interests and GS Direct purchased $100.0 million of membership interests. At the closing of the Going Private Transaction, certain members of our management purchased an aggregate of approximately $6.4 million of membership interests from the parent LLC and after the closing, GS Direct transferred $16.0 million of membership interests to third party investors.

          In addition, certain members of our management have been granted Class B interests and certain employees have been granted Class B-1 interests in the parent LLC. See "Executive Compensation—Parent LLC Class B and Class B-1 Membership Interests."

Transactions with Related Persons

          Any material transaction involving our directors, nominees for director, executive officers and their immediate family members and us or any of our affiliates is reviewed and approved by the Chief Executive Officer, following consultation with the chairman of the board, who determines whether the transaction is in our best interest. In addition, related-person transactions involving directors and nominees are subsequently reviewed by the corporate governance and nominating committee in connection with its review of the independence of the directors. The policies and procedures for related-party transactions are not in writing, but the proceedings are documented in the minutes of the corporate governance and nominating committee meetings.

 SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for our common stock. Based on the number of shares outstanding at October 31, 2010, upon completion of this offering, we will have an aggregate of 82,250,000 shares of common stock outstanding on a fully diluted basis. All of the shares that we sell in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below. The remaining 65 million shares of our common stock that are outstanding after this offering, or 77% of our common stock, assuming the underwriters exercise their option to purchase additional shares in full, will be restricted shares under the terms of the Securities Act. All of these shares are subject to lock-up agreements as described in "Underwriting". Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below.

Sales of Restricted Securities

          In general, under Rule 144 as currently in effect on the date of this prospectus, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale; or (ii) a one-year holding period.

          If the six-month holding period applies, then at its expiration, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 822,500 shares immediately after this offering, based on the number of shares of our common stock outstanding as of the effective date of the offering; or

  •
  the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

          If the one-year holding period applies, then at its expiration, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

          Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Effects of Sales of Shares

          No predictions can be made as to the effect, if any, that sales of shares of our common stock from time to time, or the availability of shares of our common stock for future sale, may have on the market price for shares of our common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital through an offering of equity securities.

Registration Rights

          Upon the closing of this offering, the parent LLC, which will hold an aggregate of 65,000,000 shares of our common stock, as well as each of the Sponsors, will have the right to require us to register the shares held by the parent LLC or by the Sponsors under the Securities Act under specified circumstances. After registration and sale pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. Please see "Certain Relationships and Related Party Transactions—Registration Rights Agreement" for additional information regarding these registration rights.

Limited Liability Company Agreement

          Pursuant to the limited liability company agreement of the parent LLC, each holder of Class A membership interests will have the right to require the parent LLC to redeem all, but not less than all, of its Class A membership interests in exchange for our shares (i) at any time from and after the second anniversary of the consummation of this offering, (ii) with respect to any Sponsor seeking to redeem its Class A membership interests, such time as our board of directors does not contain at least one director designated by such Sponsor, other than as a result of an act, omission or decision by such Sponsor or any of its designees to our board of directors, or (iii) with the prior written approval of each of the Sponsors. Each electing holder will have the right to cause the parent LLC to sell shares of our common stock which the parent LLC holds to pay the redemption price for such Class A membership interests. See "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement".

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facility

          On August 15, 2007, we entered into a senior secured credit facility with various lenders and Goldman Sachs Credit Partners L.P., as administrative agent. The following is a summary of the material terms that are contained in our senior secured credit facility. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of our senior secured credit facility.

          Structure.    Our senior secured credit facility consists of a senior secured term loan facility of $525.0 million and a senior secured revolving credit facility of $50.0 million, which facilities may be increased under certain circumstances by an uncommitted incremental facility in an aggregate amount equal to the greater of (i) $75.0 million and (ii) such greater amount, if as of the last day of the most recently ended fiscal quarter, the senior secured leverage ratio would be 3.75:1 or less after giving effect to such greater amount if such greater amount were drawn in its entirety as of such date. A portion of the revolving credit facility is available for letters of credit and swing line loans. The full amount of the term loan facility was drawn at the closing of our senior secured credit facility to pay a portion of the consideration for the Going Private Transaction and related fees and expenses. As of September 30, 2010, the outstanding balance due under the term loan facility was $489.1 million and there were no outstanding amounts under the revolving credit facility. Subject to customary conditions, including the absence of defaults under our senior secured credit facility, amounts available under the revolving credit facility may be borrowed, repaid and reborrowed, as applicable until August 15, 2013; provided that we may agree with all or some of the lenders under the revolving credit facility to extend all or a portion of the commitments under the revolving credit facility to a later date to be mutually agreed. The revolving credit facility is permitted to be used for permitted capital expenditures and permitted acquisitions, to provide for ongoing working capital requirements and for general corporate purposes.

          Maturity, Amortization and Prepayment.    The term loan facility is payable in full on August 15, 2014; provided that we may agree with all or some of the lenders under the term loan facility to extend such date to a date to be mutually agreed. Unless terminated earlier, the revolving credit facility will mature on August 15, 2013; provided that we may agree with all or some of the lenders under the revolving credit facility to extend all or a portion of the commitments under the revolving credit facility to a later date to be mutually agreed.

          Our senior secured credit facility is subject to mandatory prepayment with: (i) 100% (subject to a reduction to 50% if, as of the last day of the most recently ended fiscal quarter, the senior secured leverage ratio, as set forth in our senior secured credit facility, is 2.5:1 or less) of the net cash proceeds of certain asset sales, subject to certain exceptions and reinvestment rights; (ii) 100% of the net cash proceeds of insurance paid on account of any loss of any property or assets, subject to certain reinvestment rights; (iii) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under our senior secured credit facility); and (iv) a percentage of our excess cash flow, as defined in our senior secured credit facility, for each year (which percentage ranges from 75% to 0% depending on the senior secured leverage ratio as of the last day of the most recently ended fiscal quarter). Any such prepayments are required to be applied first to the term loan facility and thereafter to the revolving credit facility (without a corresponding reduction in the revolving credit commitments).

          Interest.    The loans under our senior secured credit facility bear interest, at our option, at a rate per annum equal to either: (i) the base rate (as defined in our senior secured credit facility), plus an applicable margin, or (ii) the adjusted LIBOR rate (as defined in our senior secured credit facility), plus an applicable margin, which margins are based on ratings issued by Moody's and S&P with respect to the obligations under our senior secured credit facility. In the case of loans bearing interest at the adjusted LIBOR rate, the applicable margin ranges from (i) 3.75% to 4.25% in the case of certain term loans, (ii) 4.25% to 4.75% in the case of other term loans and (iii) 3.75% to 4.25% in the case of revolving loans. In the case of loans bearing interest at the base rate, the applicable margins are 1.0% less than those listed in clauses (i), (ii) and (iii) above. During the continuance of any payment event of default, our senior secured credit facility loans will bear interest at the rate of 2.00% per annum in excess of the per annum rate that would otherwise be in effect.

          Guarantees and Security.    Our senior secured credit facility, and any obligations under any interest rate hedging agreements entered into between any borrower or guarantor and any counterparty that is (or was at the effective date of such hedging agreement) a lender under our senior secured credit facility (or any affiliate thereof) are guaranteed by us and each of our existing and future direct and indirect domestic subsidiaries, other than Aeroflex, subject to certain exceptions for immaterial subsidiaries and subsidiaries prohibited by law from becoming guarantors. Subject to certain customary exceptions, the borrowers and the guarantors granted to the lenders under our senior secured credit facility and counterparties under the hedging agreements described above a first priority security interest in and lien on substantially all of their assets, including a pledge of 100% of the equity interests of Aeroflex, other than the pledge of 35% of the equity interests of certain of our foreign subsidiaries.

          Fees.    Certain customary fees are payable to the lenders and the agents under our senior secured credit facility, including, without limitation, a commitment fee based upon non-use of available funds, letter of credit fees, issuer fronting fees and an annual facility servicing fee.

          Covenants.    Our senior secured credit facility contains various customary affirmative and negative covenants (subject to materiality thresholds, baskets, and customary exceptions and qualifications), including, but not limited to, restrictions on the ability of the borrowers and its subsidiaries to (i) dispose of assets or stock; (ii) incur additional indebtedness and guarantee obligations; (iii) pay certain dividends; (iv) create liens on assets; (v) make investments, loans or advances; (vi) restrict distributions to the borrowers or guarantors from their subsidiaries; (vii) engage in mergers or consolidations; (viii) engage in certain transactions with affiliates; (ix) incur additional negative pledges; (x) incur capital expenditures; (xi) change our fiscal year or accounting practices or the lines of business in which we and our subsidiaries are involved; (xii) enter into sale-leaseback transactions; (xiii) prepay principal of, premium, or interest on, or redeem, purchase, retire, defease, or create a sinking fund or make a similar payment with respect to, any subordinated indebtedness and certain other debt; (xiv) change the conduct of business; (xv) conduct activities of any parent holding company or (xvi) amend our organizational documents. In addition, under our senior secured credit facility, we are required to comply with a maximum total leverage ratio test.

          Events of Default.    Our senior secured credit facility contains customary events of default (subject to mutually agreed exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) inaccuracy or breaches of representations and warranties; (iv) cross-defaults with certain other indebtedness; (v) certain bankruptcy related events; (vi) impairment of security interests in collateral or invalidity or unenforceability of our senior secured credit facility documents; (vii) monetary judgment defaults; (viii) certain ERISA matters; and (ix) certain change of control events.

Senior Notes

          On August 7, 2008, Aeroflex issued the senior notes. The following is a summary of the material terms that are contained in the indenture governing the senior notes. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of the indenture governing the senior notes. As disclosed above under "Use of Proceeds," we plan to purchase a portion of the senior notes with a portion of the proceeds from this offering. The aggregate principal amount of senior notes we will purchase will not be determined until after the pricing of this offering. See "Use of Proceeds."

          Proceeds from the original issuance of the senior notes, net of fees, were approximately $225.0 million and were used to refinance a $225.0 million term loan under an exchangeable senior unsecured credit facility.

          Principal, Maturity and Interest.    As of September 30, 2010, there were $225.0 million principal amount of senior notes issued and outstanding, and on a pro forma basis after giving effect to this offering, Aeroflex would have had outstanding $128.5 million principal amount of the senior notes. Aeroflex may issue additional notes subject to the terms and conditions set forth in the indenture. The senior notes mature on February 15, 2015. Interest on the senior notes accrues at the rate of 11.75% per annum (calculated using a 360-day year) and is payable semi-annually on February 15 and August 15 of each year.

          Ranking and Security.    The indebtedness evidenced by the senior notes is Aeroflex's general unsecured obligation and is subordinated to its existing future secured indebtedness, including borrowings under our senior secured credit facility, to the extent of the value of the collateral securing such indebtedness. The senior notes are pari passu in right of payment with all of Aeroflex's existing and future senior unsecured indebtedness, and are senior in right of payment to all existing and any of Aeroflex's future subordinated indebtedness, including borrowings under the senior subordinated unsecured credit facility.

          The senior notes are guaranteed by Aeroflex's existing and future domestic subsidiaries. The guarantees are general unsecured obligations of each guarantor and are structurally subordinated to all of the existing and future secured indebtedness of that guarantor, including guarantees of the obligations under our senior secured credit facility, to the extent of the value of the collateral securing such indebtedness. The guarantees are pari passu in right of payment with all existing and any future senior unsecured indebtedness of that guarantor, and is senior in right of payment to all existing and any future subordinated indebtedness of that guarantor, including guarantees of borrowings under the senior subordinated unsecured credit facility.

          The senior notes are redeemable in whole or in part before August 15, 2011 at a price equal to 100% of the principal amount of the senior notes plus a make-whole premium and accrued and unpaid interest to the redemption date. Thereafter, Aeroflex may redeem the senior notes at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning August 15 of the years indicated below:

Year	Percentage
2011	105.875%
2012	102.938%
2013 and thereafter	100.000%

          Covenants.    The indenture restricts, among other things, Aeroflex's ability to incur additional debt or issue disqualified stock or preferred stock, make investments, sell assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into transactions with its affiliates and designate its subsidiaries as unrestricted subsidiaries.

          Change of Control Offer.    If a change of control of Aeroflex occurs, Aeroflex must give holders of the senior notes the opportunity to sell us their senior notes at 101% of their face amount, plus accrued and unpaid interest.

          Events of Default.    The indenture contains customary events of default, including, but not limited to, (i) defaults in the payment of principal, premium or interest, (ii) defaults in the compliance with covenants contained in the indenture, (iii) cross acceleration on more than $50.0 million of other indebtedness, (iv) failure to pay more than $50.0 million of judgments that have not been stayed by appeal or otherwise or (v) Aeroflex's bankruptcy.

Senior Subordinated Unsecured Credit Facility

          On September 21, 2007, Aeroflex entered into a senior subordinated unsecured credit facility with various lenders and Goldman Sachs Credit Partners L.P., as administrative agent. The following is a summary of the material terms that are contained in the senior subordinated unsecured credit facility. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of the senior subordinated unsecured credit facility. As disclosed above under "Use of Proceeds", we plan to purchase a portion of the loans under the senior subordinated unsecured credit facility with a portion of the proceeds from this offering. The aggregate principal amount of senior subordinated unsecured term loans we will purchase will not be determined until after the pricing of this offering. See "Use of Proceeds."

          Structure.    The senior subordinated unsecured credit facility consists of a term loan of $120.0 million, with an outstanding balance of $168.0 million as of September 30, 2010, including paid-in-kind interest of $48.0 million. The full amount of the senior subordinated unsecured credit facility was used to refinance a senior subordinated bridge loan that was drawn to pay a portion of the consideration for the Going Private Transaction and related fees and expenses.

          Maturity and Prepayment.    The senior subordinated unsecured credit facility will mature and become due in full on February 15, 2015. The senior subordinated unsecured credit facility will be subject to mandatory offers to prepay upon the receipt of unapplied asset sale proceeds in excess of $20.0 million and upon a change of control (with a prepayment premium of 1.0%). The senior subordinated unsecured credit facility may be prepaid at any time, subject to the payment of certain prepayment premiums.

          Interest.    The loans under the senior subordinated unsecured credit facility bear interest at a rate per annum equal to 11.75%. Interest is payable on February 15 and August 15 of each year and was payable exclusively in kind until August 15, 2010 and for all periods thereafter in cash. During the continuance of any payment event of default, the overdue principal and/or interest will bear interest at the rate of 1.00% per annum in excess of the per annum rate that would otherwise be in effect.

          Guarantees.    The senior subordinated unsecured credit facility is guaranteed by Aeroflex's existing direct and indirect domestic subsidiaries, and will be guaranteed by all of Aeroflex's future domestic restricted subsidiaries (as defined in the senior subordinated unsecured credit facility).

          Covenants.    The senior subordinated unsecured credit facility contains various customary affirmative and negative covenants (subject to materiality thresholds, baskets, and customary exceptions and qualifications), including, but not limited to, restrictions on the ability of the borrowers and guarantors to (i) incur additional indebtedness; (ii) create liens on assets; (iii) make restricted payments; (iv) restrict distributions to the borrowers or guarantors from their subsidiaries or incur additional negative pledges; (v) designate unrestricted subsidiaries; (vi) engage in asset sales; (vii) engage in certain transactions with affiliates; (viii) change the lines of business in which Aeroflex and its subsidiaries are involved; (ix) make payments for consents and (x) engage in mergers or consolidations.

          Events of Default.    The senior subordinated unsecured credit facility contains customary events of default (subject to certain exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) inaccuracy or breaches of representations and warranties; (iv) cross-acceleration with certain other indebtedness; (v) certain bankruptcy related events; (vi) invalidity or unenforceability of guarantees and (vii) monetary judgment defaults.

          Subordination.    The indebtedness outstanding under the senior subordinated unsecured credit facility is subordinated to the prior payment in full of all senior debt (as defined in the senior subordinated unsecured credit facility).

DESCRIPTION OF CAPITAL STOCK

          The following is a summary of the material features of our capital stock. For more details, please see our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

General

          Prior to this offering, our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share, 65,000,000 of which are issued and outstanding.

          Upon the consummation of this offering, our authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.01 per share, of which 82,250,000 shares will be issued and outstanding and 50,000,000 shares of preferred stock, par value $0.01 per share, none of which will be issued and outstanding.

Common Stock

          Voting Rights.    The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

          Dividend Rights.    Holders of our common stock shall be entitled to receive dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, subject to the rights of holders of any then-outstanding shares of any series of preferred stock ranking pari passu or senior to the common stock with respect to dividends. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend, among other things, on various factors and considerations. See "Dividend Policy".

          Liquidation Rights.    In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to receive ratably the assets available for distribution to our stockholders after payment of liabilities and payment of liquidation preferences on any outstanding shares of our preferred stock.

          Other Rights.    There are no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the consummation of this offering will be fully paid and nonassessable, and the shares of our common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, as described in "Underwriting", will be fully paid and nonassessable.

Preferred Stock

          Shares of preferred stock may be issued from time to time at the discretion of our board of directors without stockholder approval. The board of directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference and other rights and privileges not in conflict with our Amended and Restated Certificate of Incorporation.

          The issuance of any of our preferred stock could provide needed flexibility in connection with possible acquisitions and other corporate purposes, however, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting stock or discourage an attempt to gain control of us. In addition, the board of directors, without stockholder approval, can issue shares of preferred stock with voting and conversion rights which could adversely affect the voting power and other rights of the holders of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions. The listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of then-outstanding voting power or then-outstanding number of shares of common stock.

Directors' Exculpation and Indemnification

          Our Amended and Restated Certificate of Incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the Delaware General Corporation Law, or the DGCL. The effect of this provision is to eliminate our rights, and our stockholders' rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our Amended and Restated Certificate of Incorporation provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our Amended and Restated Certificate of Incorporation also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL. We have entered into an indemnification agreement with each of our directors which requires us, among other things, to indemnify them against certain liabilities which may arise by reason of his status or service as a director (other than liabilities arising from willful misconduct of a culpable nature). We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

          Certain provisions of Delaware law and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest or otherwise or the removal of incumbent officers and directors. These provisions, summarized below, may discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our company. We believe that the benefits of increased protection of our company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

          We will not be subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" (as defined below) with an "interested stockholder" (as defined below) for a period of three years following the date that such stockholder became an interested stockholder. The restrictions contained in Section 203 will not apply to us until the first time both of the following conditions apply:

  •
  Section 203 by its terms would apply to us; and

  •
  The parent LLC and their affiliates own less than 20% of the total voting power.

          Section 203 of the DGCL defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation in a transaction involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Conflict of Interest

          Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Amended and Restated Certificate of Incorporation will renounce any interest or expectancy that we and our subsidiaries have in, or in being offered an opportunity to participate in, corporate opportunities that are from time to time presented to the parent LLC or any of its members, including the Sponsors, or any of their respective officers, directors, agents, employees, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries), or any of our directors who is not an employee, even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Furthermore, such persons and entities have no duty to disclose such an opportunity to us and may take such an opportunity for themselves or offer it to another person or entity. Notwithstanding the foregoing, our Amended and Restated Certificate of Incorporation will not renounce our interest in any corporate opportunity presented to our non-employee directors in writing solely in their capacity as our directors.

          By becoming a stockholder in our company, you will be deemed to have received notice of and consented to these provisions of our Amended and Restated Certificate of Incorporation.

Number of Directors; Vacancies

          At any time that the parent LLC owns at least a majority of our then outstanding common stock, the size of our board of directors will be determined by the affirmative vote of at least a majority of our then outstanding common stock. At any time that the parent LLC does not own at least a majority of our then outstanding common stock, the size of our board of directors will be determined by the affirmative vote of our board of directors.

          At any time that the parent LLC owns at least a majority of our then outstanding common stock, vacancies will be filled by the affirmative vote of at least a majority of our then outstanding common stock. At any time that the parent LLC does not own at least a majority of our then outstanding common stock, vacancies will be filled by the affirmative vote of our board of directors.

Election of Directors

          Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws do not provide for cumulative voting in the election of directors.

Board Meetings

          Our Amended and Restated Bylaws provide that the chairman of the board or our secretary, at the request of any two directors, may call special meetings of the board of directors.

Stockholder Meetings

          Our Amended and Restated Certificate of Incorporation provides that special meetings of stockholders may be called by the chairman of our board of directors, our chief executive officer, our president or by a resolution adopted by our board of directors. In addition, our Amended and Restated Certificate of Incorporation provides that the parent LLC has the right to call special meetings of the stockholders at any time it owns at least a majority of our then outstanding common stock.

Requirements for Advance Notification of Stockholder Nominations and Proposals

          Our Amended and Restated Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. In addition, our Amended and Restated Certificate of Incorporation provides that at any time that the parent LLC owns at least a majority of our then outstanding common stock, the foregoing advance notice procedures for stockholder proposals will not apply to it.

Stockholder Action by Written Consent

          Our Amended and Restated Certificate of Incorporation provides that stockholder action may be taken by written consent at any time the parent LLC owns at least a majority of our then outstanding common stock. At any time the parent LLC does not own at least a majority of the then outstanding shares of common stock, stockholders may not act by written consent.

Amendment of Certificate of Incorporation and Bylaw Provisions

          Our Amended and Restated Certificate of Incorporation may be amended by the affirmative vote of the holders of a majority of our common stock at any time that the parent LLC owns at least a majority of our common stock. At any time that the parent LLC does not own at least a majority of our common stock, (i) amendments to the provisions of our Amended and Restated Certificate of Incorporation relating to directors (other than removal of directors), voting, amendments (except as described below), advance notice bylaws, exculpation, indemnification and stockholder meetings, will require the affirmative vote of the holders of at least 66 2/3% of our then outstanding common stock, (ii) amendments to the provisions of our Amended and Restated Certificate of Incorporation relating to corporate opportunities and business combinations with interested stockholders and to any provision of our Amended and Restated Certificate of Incorporation that requires the vote of at least 80% of the stockholders (including the provisions relating to removal of directors and amendments to our Amended and Restated Bylaws by stockholders at such times as the parent LLC does not own a majority of our outstanding common stock) will require the affirmative vote of the holders of at least 80% of our then outstanding common stock and (iii) amendments to all other provisions of our Amended and Restated Certificate of Incorporation will require the affirmative vote of the holders of a majority of our then outstanding common stock.

          Our Amended and Restated Bylaws may be amended by the affirmative vote of our directors; provided that at any time that the parent LLC owns at least a majority of our then outstanding common stock, the consent of the holders of at least a majority of our then outstanding common stock shall be required for any such amendment. Our Amended and Restated Bylaws may also be amended by the affirmative vote of the holders of a majority of our then outstanding common stock at any time that the parent LLC owns a majority of our then outstanding common stock and, at any time that any time the parent LLC does not own at least a majority of our then outstanding common stock, our Amended and Restated Bylaws may be amended by the affirmative vote of the holders of at least 80% of our then outstanding common stock.

Listing

          Our common stock has been approved for listing on the New York Stock Exchange under the symbol "ARX".

Transfer Agent And Registrar

          The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

          The following summary describes the material United States federal income and estate tax consequences of the ownership of our common stock as of the date hereof. This discussion does not address all aspects of United States federal income and estate taxes and does not include a detailed description of the U.S. federal income tax considerations applicable to a shareholder that is subject to special treatment under U.S. federal income tax laws, such as United States expatriates, "controlled foreign corporations", "passive foreign investment companies", "foreign personal holding companies", corporations that accumulate earnings to avoid United States federal income tax, dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding common stock as part of a hedging, integrated, conversion or straddle transaction or persons deemed to sell common stock under the constructive sale provisions of the Internal Revenue Code of 1986, as amended, or the Code, traders in securities that have elected the mark-to-market method of accounting, persons liable for alternative minimum tax, entities that are treated as partnerships for U.S. federal income tax purposes, U.S. persons whose "functional currency" is not the U.S. dollar and investors in pass-through entities that are subject to special treatment under the Code. Holders are urged to consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

          Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of our common stock are urged to consult their own tax advisors concerning the United States Federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

          If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding our common stock are urged to consult their tax advisors.

          For purposes of this discussion, a U.S. Holder is a beneficial holder of our common stock that is: an individual citizen or resident of the United States, a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

          As used in this discussion, the term Non-U.S. Holder means a beneficial owner of common stock that is not a U.S. Holder.

U.S. Holders

          Dividends.    As described under the "Dividend Policy" above, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Distributions with respect to our common stock, if any, will be includible in the gross income of a U.S. Holder as ordinary dividend income to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits would be treated as a return of the U.S. Holder's tax basis in its common stock and then as gain from the sale or exchange of the common stock. Under current law, if certain requirements are met, a maximum 15% U.S. federal income tax rate will apply to any dividends paid to a holder of our common stock who is a U.S. individual and that is included in the U.S. Holder's income prior to January 1, 2011. Dividends included in a U.S. Holder's income after that date would be subject to a maximum 20% U.S. federal income tax rate. In addition, under recently enacted legislation the "net investment income" of individual U.S. Holders whose income exceeds certain thresholds is subject to an additional tax of 3.8%. "Net investment income" includes dividends. The legislation would apply to dividends included in income after December 31, 2012.

          Distributions to U.S. Holders that are corporate shareholders, constituting dividends for U.S. federal income tax purposes, may qualify for the 70% dividends received deduction ("DRD"), which is generally available to corporate shareholders that own less than 20% of the voting power or value of the outstanding stock of the distributing corporation. A U.S. Holder that is a corporate shareholder holding 20% or more of the distributing corporation may be eligible for an 80% DRD. No assurance can be given that we will have sufficient earnings and profits (as determined for U.S. federal income tax purposes) to cause any distributions to be eligible for a DRD. In addition, a DRD is available only if certain holding periods and other taxable income requirements are satisfied. The length of time that a U.S. Holder has held stock is reduced by any period during which the U.S. Holder's risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales, or other similar transactions. Also, to the extent that a corporation incurs indebtedness that is directly attributable to an investment in the stock on which the dividend is paid, all or a portion of the DRD may be disallowed. In addition, any dividend received by a corporation may also be subject to the extraordinary distribution provisions of the Code.

          Disposition of Common Stock.    A U.S. Holder will generally recognize gain or loss on the taxable sale, exchange, or other disposition of such stock in an amount equal to the difference between such U.S. Holder's amount realized on the sale and its tax basis in the common stock sold. A U.S. Holder's amount realized should equal the amount of cash and the fair market value of any property received in consideration of its stock. The gain or loss should be capital gain or loss if the U.S. Holder holds the common stock as a capital asset, and should be long-term capital gain or loss if the common stock is held for more than one year at the time of disposition. Capital loss can generally only be used to offset capital gain (individuals may also offset excess capital losses against up to $3,000 of ordinary income per tax year). Under current law, long-term capital gain recognized by an individual U.S. Holder prior to January 1, 2011 is subject to a maximum 15% U.S. federal income tax rate. Long-term capital gain recognized by an individual U.S. Holder after that date would be subject to a maximum 20% U.S. federal income tax rate. In addition, under recently enacted legislation the "net investment income" of individual U.S. Holders whose income exceeds certain thresholds is subject to an additional tax of 3.8%. "Net investment income" includes long-term capital gains. The legislation would apply to long-term capital gain recognized after December 31, 2012.

Non-U.S. Holders

          Dividends.    As described under "Dividend Policy" above, we do not anticipate paying cash dividends on our common stock in the foreseeable future. However, cash distributions, if any made to a Non-U.S. Holder out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes. Dividends paid to a Non-U.S. Holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To the extent distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the Non-U.S. Holder basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

          A Non-U.S. Holder that wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends will be required to (a) complete Internal Revenue Service, or IRS, Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

          A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

          Disposition of Common Stock.    A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds our common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we are or have been a "United States real property holding corporation" for United States federal income tax purposes. We believe we are not, have not been and do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

          An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

          Federal Estate Tax.    Our common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

          Information Reporting and Backup Withholding.    We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

          A Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

          Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of our common stock within the United States or conducted through United States related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

          Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

Recently Enacted Legislation Relating to Foreign Accounts

          Newly enacted legislation may impose withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders who own the shares through foreign accounts or foreign intermediaries and certain non-U.S. Holders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies that it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

 UNDERWRITING

          We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	5,175,000
Credit Suisse Securities (USA) LLC	3,277,500
J.P. Morgan Securities Inc.	2,587,500
Morgan Stanley & Co. Incorporated	2,587,500
Barclays Capital Inc.	862,500
Stifel, Nicolaus & Company, Incorporated	862,500
UBS Securities LLC	862,500
Moelis & Company LLC	345,000
Needham & Company, LLC	345,000
Oppenheimer & Co. Inc.	345,000

Total	17,250,000

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,587,500 shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 2,587,500 additional shares.

Paid by Aeroflex Holding

	No Exercise	Full Exercise
Per Share	$0.8437	$0.8437
Total	$14,553,825	$16,736,898.75

          We estimate that the total expenses of this offering, including registration, filing and listing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, payable by us in connection with the sale and distribution of the securities being registered will be approximately $6,500,000.

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.5063 per share from the initial public offering price. If all of the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          We, our officers and directors and our sole stockholder, have agreed with the underwriters, subject to certain exceptions, not to dispose of, pledge or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, or file with the Commission a registration statement under the Securities Act relating to our common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions. The 180-day restricted period described in this paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we release earnings results or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event.

          Prior to the offering, there has been no public market for our shares. The initial public offering price will be negotiated among us and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          Our common stock will be listed on the New York Stock Exchange under the symbol "ARX".

          In connection with the offering, the underwriters may purchase and sell shares of the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $6,500,000.

          We have agreed to indemnify the several underwriters against certain liabilities under the Securities Act including liabilities arising out of, or based upon, certain material misstatements or omissions. If we are unable to provide this indemnification, we will contribute to payments the several underwriters may be required to make because of any of those liabilities.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, investment research, financial advisory, investment management, principal investment, hedging, financing and brokerage activities.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking, commercial banking and other services for us and our affiliates, for which they received or will receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

          At our request, Stifel, Nicolaus & Company, Incorporated has reserved up to 700,000 shares of common stock for sale at the initial public offering price to directors, officers, employees and friends through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

Conflict of Interest

          Because GS Direct, an affiliate of Goldman, Sachs & Co., beneficially owns more than 10% of our outstanding common stock, and may receive 5% or more of the net proceeds from this offering by reason of our purchase of senior subordinated unsecured term loans held by it, Goldman, Sachs & Co., may be deemed to have a "conflict of interest" as defined in Rule 2720. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720, which requires that a "qualified independent underwriter" as defined in Rule 2720 participate in the preparation of the registration statement of which this prospectus is a part and exercise its usual standards of due diligence with respect thereto. Credit Suisse Securities (USA) LLC is assuming the responsibilities of acting as the qualified independent underwriter in this offering. We have agreed to indemnify Credit Suisse Securities (USA) LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect. Pursuant to Rule 2720, no sale of the shares will be made to an account over which Goldman, Sachs & Co. exercises discretion without the prior specific written consent of the account holder.

          GS Direct, an affiliate of Goldman, Sachs & Co., owns indirectly through its investment in the parent LLC, approximately 19.7% of our common stock. See "Principal Stockholders". Pursuant to the limited liability company agreement of the parent LLC, GS Direct, together with the other Sponsors, has the right to designate a specified number of individuals to serve on the Board of Managers of the parent LLC. See "Certain Relationships and Related Party Transactions". Bradley J. Gross, a Managing Director of Goldman, Sachs & Co., is one of our directors.

          Goldman, Sachs & Co., together with certain affiliates of the other Sponsors, provide advisory services to us and our affiliates under an advisory agreement executed with us in connection with the Going Private Transaction, pursuant to which we pay Goldman, Sachs & Co. and the other advisors an annual fee. In addition, the advisory agreement provides that we will pay the designated affiliates of the Sponsors, including Goldman, Sachs & Co., a transaction fee on all financings and liquidity events, in an aggregate amount not less than 1% of the value of such financing or liquidity event. Our expenses relating to this offering will include the payment of a transaction fee to affiliates of the Sponsors in the aggregate amount of $2.5 million, of which $0.5 million will be paid to Goldman, Sachs & Co. In addition, in consideration for terminating the advisory agreement, we will pay to affiliates of the Sponsors an aggregate amount of $16.9 million, of which $3.3 million will be paid to Goldman, Sachs & Co. See "Certain Relationships and Related Party Transactions—Advisory Agreement".

          Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., acted as administrative agent, collateral agent (with respect to our senior secured credit facility), sole lead arranger, sole bookrunner and syndication agent under our senior secured and senior subordinated unsecured credit facilities and received customary fees for its services in such capacities. In addition, Goldman, Sachs & Co. acted as the initial purchaser in the offering in August 2008 of our senior notes, and received a customary commission in connection therewith. Under the exchange and registration rights agreement entered into in connection with our issuance of the senior notes, we agreed to prepare and file, at our expense, a market-making prospectus in order to enable Goldman, Sachs & Co. and its affiliates to engage in market-making activities for the senior notes. See "Description of Indebtedness".

          GS Direct, an affiliate of Goldman, Sachs & Co., holds a portion of the senior subordinated unsecured term loans that we plan to purchase with a portion of the net proceeds from this offering, as discussed above under "Use of Proceeds". As a result, Goldman, Sachs & Co. and its affiliates may receive an additional portion of the proceeds of the offering by reason of the purchase of senior subordinated unsecured term loans held by GS Direct. See "Use of Proceeds" and "Description of Indebtedness". In addition, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. and/or their respective affiliates expect to have a role with respect to the tender offer for the senior notes and with respect to an offer to purchase senior subordinated unsecured term loans, for which they would expect to receive customary fees and be reimbursed for customary expenses. Performance of such roles is subject to the execution of definitive documentation.

Notice to Non-US Investors

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

            (a)     to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

            (b)     to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts;

            (c)     to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

            (d)     in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

          Each underwriter has represented and agreed that:

            (a)     it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

            (b)     it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case, whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

          The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

VALIDITY OF COMMON STOCK

          The validity of the shares of common stock offered hereby has been passed upon for us by Schulte Roth & Zabel LLP, New York, New York, and for the underwriters by Goodwin Procter LLP, Boston, Massachusetts.

 EXPERTS

          The consolidated financial statements and schedule of Aeroflex Holding Corp. and Subsidiaries as of June 30, 2010 and 2009, and for the years ended June 30, 2010 and June 30, 2009 and for the period from August 15, 2007 to June 30, 2008 and the consolidated financial statements and schedule of the Predecessor to Aeroflex Holding Corp. and Subsidiaries for the period July 1, 2007 to August 14, 2007 have been included in this prospectus and the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting. The audit report covering the June 30, 2010 consolidated financial statements refers to the change in method of accounting for business combinations consummated on or after July 1, 2009 due to the adoption of ASC 805 (formerly SFAS 141R), Business Combinations. The report also refers to the acquisition of all of the outstanding stock of Aeroflex Incorporated by Aeroflex Holding Corp., which has resulted in a different cost basis than that for periods before the acquisition.

ADDITIONAL INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules thereto. You will find additional information about us and our common stock in the registration statement. You may read and copy the registration statement and the exhibits and schedules thereto, as well as other information that we file with the SEC, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at l-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains information that registrants, including us, file electronically with the SEC. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents, which are filed as exhibits to the registration statement or otherwise filed with the SEC. Our website address is www.aeroflex.com. The contents of our website are not part of this prospectus.

AEROFLEX HOLDING CORP.
AND SUBSIDIARIES AND PREDECESSOR

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Aeroflex Holding Corp. and Subsidiaries

          We have audited the accompanying consolidated balance sheets of Aeroflex Holding Corp. and Subsidiaries (the Company) as of June 30, 2010 and 2009, and the related consolidated statements of operations, stockholder's equity and comprehensive income (loss), and cash flows for the years ended June 30, 2010 and June 30, 2009 and for the period from August 15, 2007 to June 30, 2008. We have also audited the consolidated statements of operations, stockholder's equity and comprehensive income (loss), and cash flows of the Predecessor to Aeroflex Holding Corp. (Aeroflex Incorporated) and Subsidiaries for the period from July 1, 2007 to August 14, 2007. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in the accompanying index to the financial statements. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aeroflex Holding Corp. and Subsidiaries as of June 30, 2010 and 2009, and the results of their operations and their cash flows for the years ended June 30, 2010 and June 30, 2009 and for the period from August 15, 2007 to June 30, 2008, and the results of operations and cash flows of the Predecessor to Aeroflex Holding Corp. and Subsidiaries for the period from July 1, 2007 to August 14, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

          As discussed in note 23 to the accompanying consolidated financial statements, the consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted to give effect to the stock split authorized by the Company's Board of Directors on November 18, 2010.

          As discussed in note 1 to the accompanying consolidated financial statements, the Company changed its method of accounting for business combinations effective for those business combinations consummated after June 30, 2009 due to the adoption of ASC 805 (formerly SFAS 141R), Business Combinations.

          As discussed in note 3 to the accompanying consolidated financial statements, effective August 15, 2007, Aeroflex Holding Corp. acquired all of the outstanding stock of Aeroflex Incorporated in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

/s/ KPMG LLP
Melville, New York September 8, 2010, except for note 23, as to which the date is November 18, 2010

Aeroflex Holding Corp. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except per share data)

	June 30,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$100,663	$57,748
Accounts receivable, less allowance for doubtful accounts of $1,821 and $2,250	141,595	130,429
Inventories	126,568	135,603
Deferred income taxes	28,018	35,164
Prepaid expenses and other current assets	10,983	9,938

Total current assets	407,827	368,882
Property, plant and equipment, net	101,662	100,907
Non-current marketable securities, net	9,769	17,677
Deferred financing costs, net	20,983	25,754
Other assets	21,818	15,425
Intangible assets with definite lives, net	238,313	292,553
Intangible assets with indefinite lives	109,894	112,266
Goodwill	445,874	428,133

Total assets	$1,356,140	$1,361,597

Liabilities and Stockholder's Equity
Current liabilities:
Current portion of long-term debt	$21,817	$5,590
Accounts payable	28,803	36,574
Advance payments by customers and deferred revenue	30,741	33,418
Income taxes payable	4,615	5,080
Accrued payroll expenses	23,082	18,876
Accrued expenses and other current liabilities	58,817	47,938

Total current liabilities	167,875	147,476
Long-term debt	880,030	883,758
Deferred income taxes	138,849	143,048
Defined benefit plan obligations	5,763	6,079
Other long-term liabilities	12,639	21,476

Total liabilities	1,205,156	1,201,837

Stockholder's equity:
Common stock, par value $.01 per share; authorized 300,000 shares; issued and outstanding 65,000 shares (Note 23)	650	650
Additional paid-in capital	398,291	395,923
Accumulated other comprehensive income (loss)	(53,575)	(54,700)
Accumulated deficit	(194,382)	(182,113)

Total stockholder's equity	150,984	159,760

Total liabilities and stockholder's equity	$1,356,140	$1,361,597

See notes to consolidated financial statements.

Aeroflex Holding Corp. and Subsidiaries and Predecessor

Consolidated Statements of Operations

(In thousands, except per share data)

				(Predecessor)
	Years Ended June 30,		Period	Period
			August 15, 2007 to June 30, 2008	July 1, 2007 to August 14, 2007
	2010	2009
Net sales	$655,048	$599,336	$604,991	$38,221
Cost of sales	312,219	314,231	352,953	22,861

Gross profit	342,829	285,105	252,038	15,360

Selling, general and administrative costs	129,106	128,356	121,086	19,031
Research and development costs	76,138	70,106	69,898	12,178
Amortization of acquired intangibles	61,915	62,962	73,076	1,692
Acquired in-process research and development costs	—	1,665	24,975	—
Going Private Transaction expenses	—	—	32,493	3,717
Impairment of goodwill and other intangibles	—	41,225	—	—
Loss on liquidation of foreign subsidiary (Note 12)	7,696	—	—	—

	274,855	304,314	321,528	36,618

Operating income (loss)	67,974	(19,209)	(69,490)	(21,258)

Other income (expense):
Interest expense	(83,948)	(83,823)	(74,658)	(275)
Gain from a bargain purchase of a business	3,993	—	—	—
Other income (expense), net	532	11,012	4,617	294

Total other income (expense)	(79,423)	(72,811)	(70,041)	19

Loss from continuing operations before income taxes	(11,449)	(92,020)	(139,531)	(21,239)
Provision (benefit) for income taxes	820	(15,332)	(38,927)	(6,831)

Income (loss) from continuing operations	(12,269)	(76,688)	(100,604)	(14,408)
Income (loss) from discontinued operations, net of taxes	—	—	(4,821)	(2,508)

Net loss	$(12,269)	$(76,688)	$(105,425)	$(16,916)

Net loss per common share:
Basic and diluted (Note 23)	$(0.19)	$(1.18)	$(1.62)

Weighted average number of common shares outstanding:
Basic and diluted	65,000	65,000	65,000

See notes to consolidated financial statements.

Aeroflex Holding Corp. and Subsidiaries and Predecessor

Consolidated Statements of Stockholder's Equity

and Comprehensive Income (Loss)

(In thousands)

		Common Stock			Accumulated Other Comprehensive Income(Loss)
				Additional Paid-in Capital		Retained Earnings (Deficit)	Comprehensive Income (Loss)
	Total	Shares	Par Value
Predecessor:
Balance, June 30, 2007	$510,697	75,194	$7,519	$388,801	$27,646	$86,731
Stock issued upon exercise of stock options, including tax benefit	13,124	51	5	13,119	—	—
Share-based compensation	214	—	—	214	—	—
Other comprehensive income (loss)	(497)	—	—	—	(497)	—	$(497)
Net income (loss)—July 1, 2007 to August 14, 2007	(16,916)	—	—	—	—	(16,916)	(16,916)
Adjustments for the effects of the Merger	(506,622)	(75,245)	(7,524)	(402,134)	(27,149)	(69,815)

	—	—	—	—	—	—	$(17,413)

Aeroflex Holding Corp.
Proceeds from issuance of common stock (Note 23)	378,350	65,000	650	377,700	—	—
Share-based compensation	3,123	—	—	3,123	—	—
Accretion of interest on equity classified award	193	—	—	193	—	—
Other comprehensive income	407	—	—	—	407	—	$407
Net income (loss)—August 15, 2007 to June 30, 2008	(105,425)	—	—	—	—	(105,425)	(105,425)

Balance, June 30, 2008	276,648	65,000	650	381,016	407	(105,425)	$(105,018)

Share-based compensation	1,955	—	—	1,955	—	—
Accretion of interest on equity classified award	252	—	—	252	—	—
Capital contribution of 71% ownership interest in VI Technology	12,700	—	—	12,700	—	—
Other comprehensive income (loss)	(55,107)	—	—	—	(55,107)	—	$(55,107)
Net income (loss)	(76,688)	—	—	—	—	(76,688)	(76,688)

Balance, June 30, 2009	159,760	65,000	650	395,923	(54,700)	(182,113)	$(131,795)

Share-based compensation	2,076	—	—	2,076	—	—
Accretion of interest on equity classified award	292	—	—	292	—	—
Other comprehensive income (loss)	1,125	—	—	—	1,125	—	$1,125
Net income (loss)	(12,269)	—	—	—	—	(12,269)	(12,269)

Balance, June 30, 2010	$150,984	65,000	$650	$398,291	$(53,575)	$(194,382)	$(11,144)

See notes to consolidated financial statements.

Aeroflex Holding Corp. and Subsidiaries and Predecessor

Consolidated Statements of Cash Flows

(In thousands)

				(Predecessor)
			Period	Period
	Years Ended June 30,		August 15, 2007 through June 30, 2008	July 1, 2007 through August 14, 2007
	2010	2009
Cash flows from operating activities:
Net income (loss)	$(12,269)	$(76,688)	$(105,425)	$(16,916)
Loss from discontinued operations, net of taxes	—	—	4,821	2,508

Income (loss) from continuing operations	(12,269)	(76,688)	(100,604)	(14,408)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	82,696	84,426	93,032	3,662
Gain from a bargain purchase of a business	(3,993)	—	—	—
Acquired in-process research and development costs	—	1,665	24,975	—
Acquisition related adjustment to cost of sales	575	668	38,968	—
Acquisition related adjustment to sales	125	416	2,510	—
Impairment of goodwill and other intangibles	—	41,225	—	—
Loss on liquidation of foreign subsidiary	7,696	—	—	—
Deferred income taxes	(4,607)	(19,596)	(40,830)	5,284
Share-based compensation	2,076	1,955	3,123	214
Non-cash restructuring charges	—	—	485	—
Amortization of deferred financing costs	4,771	4,771	3,514	217
Paid in kind interest	18,089	16,111	11,340	—
Excess tax benefits from share-based compensation arrangements	—	—	—	(12,542)
Other, net	670	1,161	1,422	(24)
Change in operating assets and liabilities, net of effects from purchases of businesses:
Decrease (increase) in accounts receivable	(11,898)	10,054	(56,051)	47,889
Decrease (increase) in inventories	8,432	(5,329)	13,509	(12,885)
Decrease (increase) in prepaid expenses and other assets	(4,927)	4,499	23,677	(26,899)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	(5,385)	(10,881)	(4,874)	21,246

Net cash provided by (used in) continuing operations	82,051	54,457	14,196	11,754
Net cash provided by (used in) discontinued operations	—	—	(5,286)	(461)

Net cash provided by (used in) operating activities	82,051	54,457	8,910	11,293

Cash flows from investing activities:
Acquisition of Predecessor Entity, net of cash acquired	—	—	(1,118,293)	—
Payments for purchase of businesses, net of cash acquired	(19,813)	(18,935)	(11,145)	—
Capital expenditures	(21,015)	(18,717)	(13,179)	(1,088)
Purchase of marketable securities	—	—	(631,805)	(53,828)
Proceeds from sale of marketable securities	8,580	—	611,853	63,328
Proceeds from the sale of property, plant and equipment	1,485	1,439	229	—
Other, net	(385)	—	—	—

Net cash provided by (used in) investing activities by continuing operations	(31,148)	(36,213)	(1,162,340)	8,412
Net cash provided by (used in) discontinued operations	—	—	(36)	(6)

Net cash provided by (used in) investing activities	(31,148)	(36,213)	(1,162,376)	8,406

Cash flows from financing activities:
Proceeds from issuance of common stock	—	—	378,350	—
Borrowings under debt agreements	—	—	870,000	—
Debt repayments	(5,590)	(5,574)	(6,083)	(29)
Debt financing costs	—	(340)	(33,222)	(477)
Excess tax benefits from share-based compensation arrangements	—	—	—	12,542
Proceeds from the exercise of stock options and warrants	—	—	—	583
Amounts paid for withholding taxes on stock option exercises	—	—	(14,142)	(56)
Withholding taxes collected for stock option exercises	—	—	14,142	56

Net cash provided by (used in) financing activities	(5,590)	(5,914)	1,209,045	12,619

Effect of exchange rate changes on cash and cash equivalents	(2,398)	(8,731)	(1,430)	178

Net increase in cash and cash equivalents	42,915	3,599	54,149	32,496
Cash and cash equivalents at beginning of period	57,748	54,149	—	13,000

Cash and cash equivalents at end of period	$100,663	$57,748	$54,149	$45,496

See notes to consolidated financial statements.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Principles and Policies

The Company

          (i) "Aeroflex Holding" refers to Aeroflex Holding Corp. (formerly known as AX Holding Corp.), (ii) "Aeroflex" refers to Aeroflex Incorporated, the "Predecessor", a direct wholly owned subsidiary of Aeroflex Holding, together with its consolidated subsidiaries, (iii) "we," "our," "the Company," or "us" refer, as applicable, to Aeroflex Holding Corp. and its consolidated subsidiaries, including Aeroflex. We design, engineer and manufacture microelectronic products and test and measurement equipment that are sold primarily to the space, avionics, defense, commercial wireless communications, and medical markets. Our fiscal year ends on June 30.

          On August 15, 2007, Aeroflex was acquired by affiliates of or funds managed by The Veritas Capital Fund Ill, L.P. ("Veritas"), Golden Gate Private Equity, Inc. ("Golden Gate Capital") and GS Direct, L.L.C. ("GS Direct") and certain members of management ("the Merger") (see Note 3).

Presentation and Use of Estimates

          Our financial statements are prepared in conformity with U.S. GAAP. We consolidate our subsidiaries, all of which, except for Test Evolution Corporation, are wholly owned. All significant intercompany balances and transactions have been eliminated.

          The consolidated financial statements presented as of June 30, 2010 and 2009, and for the fiscal years ended June 30, 2010 and 2009 and for the period from August 15, 2007 to June 30, 2008 are those of Aeroflex Holding and its consolidated subsidiaries whereas the consolidated financial statements for periods prior to August 15, 2007 are those of Aeroflex prior to the Merger. The purchase method of accounting was applied effective August 15, 2007 in connection with the Merger. Therefore, our consolidated financial statements for periods before August 15, 2007 are presented on a different basis than those for the periods after August 14, 2007 and, as such, are not comparable.

          The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires that management of the Company make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the more significant estimates included in our consolidated financial statements are revenue and cost recognition under long-term contracts; the valuation of accounts receivable, inventories, investments and deferred tax assets; the depreciable lives of fixed assets and useful lives of amortizable intangible assets; recognizing and measuring goodwill or a gain from a bargain purchase of a business; the valuation of assets acquired and liabilities assumed in business combinations; the recoverability of long-lived amortizable intangible assets, tradenames and goodwill; share-based compensation; restructuring charges; asset retirement obligations; fair value measurement of financial assets and liabilities and certain accrued expenses and contingencies.

          We are subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in the business climate; therefore, actual results may differ from those estimates. When no estimate in a given range is deemed to be better than any other when estimating contingent liabilities, the low end of the range is accrued. Accordingly, the accounting estimates in the preparation of our consolidated financial statements will change as new events

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Principles and Policies (Continued)

occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Changes in estimates are made when circumstances warrant them. Such changes and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements.

Cash and Cash Equivalents

          All highly liquid investments having maturities of three months or less at the date of acquisition are considered to be cash equivalents.

Marketable Securities

          Marketable securities are classified as available-for-sale and are recorded at fair value with unrealized gains and losses reported as a separate component of stockholder's equity. Realized gains and losses and declines in market value judged to be other than temporary, which amounted to a loss of $320,000 in the fiscal year ended June 30, 2010 are reflected in other income (expense). Interest income and dividends, if any, are also included in other income.

          At June 30, 2010, our marketable securities consisted of $9.8 million of auction rate securities, which is net of a $1.3 million valuation allowance. Auction rate securities represent long-term (generally maturities of ten years to thirty-five years from the date of issuance) variable rate bonds tied to short-term interest rates that are reset through an auction process, which occurs every seven to thirty-five days, and are classified as available for sale securities. All but one (with the one security having a carrying value of $1.7 million and an A- rating) of our auction rate securities retain a triple-A rating by at least one nationally recognized statistical rating organization. In addition, certain of our auction rate securities are backed by student loans whose principal and interest are federally guaranteed by the Family Federal Education Loan Program. We have collected all interest payments on all of our auction rate securities when due and since early February 2008 (when auctions began to fail) through June 30, 2010, $35.4 million of auction rate securities were redeemed at an average 99.1% of par.

          At June 30, 2010, the par value of our auction rate securities was $11.1 million; however we have estimated that the fair value of our auction rate securities as of that date was $9.8 million. Since many auctions are failing and given that there is currently no active secondary market for our investment in auction rate securities, the determination of fair value was based on the following factors:

  •
  continuing illiquidity;

  •
  lack of action by the issuers to establish different forms of financing to replace or redeem these securities; and

  •
  the credit quality of the underlying securities.

          As fair values have continued to be below cost, we have considered various factors in determining whether a credit loss exists and whether to recognize an other than temporary impairment charge, including the length of time and the extent to which the fair value has been below the cost basis, the timely receipt of all interest payments, the rating of the security, the

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Principles and Policies (Continued)

relatively low volatility of the security's fair value, the current financial condition of the issuer and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

          Auction rate securities are classified as non-current assets in the accompanying consolidated balance sheets.

Inventories

          Inventories, including amounts related to long-term contracts accounted for under percentage-of-completion accounting, are stated at the lower of cost (first-in, first-out) or market.

Financial Instruments and Derivatives

          Foreign currency contracts are used in certain circumstances to protect us from fluctuations in exchange rates. Such derivatives are not designated as hedges. Thus the change in fair value is included in income as it occurs, within other income (expense) in the consolidated statement of operations.

          Our interest rate swap derivatives are designated as cash flow hedges. As such, they are recorded on the balance sheet as assets or liabilities at their fair value, with changes in the fair value of such derivatives, net of taxes, recorded as a component of other comprehensive income.

Revenue Recognition

          We recognize revenue, net of trade discounts and allowances, when (1) persuasive evidence of an arrangement exists, (2) delivery of the product has occurred or the services have been performed, (3) the selling price is fixed or determinable, and (4) collectability of the resulting receivable is reasonably assured.

          Our product revenue is generated predominantly from the sales of various types of microelectronic products and test and measurement equipment. For arrangements other than certain long-term contracts, revenue (including shipping and handling fees) is recognized when products are shipped and title has passed to the customer. If title does not pass until the product reaches the customer's delivery site, recognition of the revenue is deferred until that time. Certain of our sales are to distributors, which have a right to return some portion of product within specified periods from delivery. We recognize revenue on these sales at the time of shipment to the distributor, as the returns under these arrangements have historically been insignificant and can be reasonably estimated. A provision for such estimated returns is recorded at the time revenues are recognized. For transactions that include customer-specified acceptance criteria, including those where acceptance is required upon achievement of performance milestones, revenue is recognized after the acceptance criteria have been met.

          Long-term contracts are accounted for by determining estimated contract profit rates and use of the percentage-of-completion method to recognize revenues and associated costs as work progresses. We measure the extent of progress toward completion generally based upon one of the following methods (based upon an assessment of which method most closely aligns to the underlying earnings process): (i) the units-of-delivery method, (ii) the cost-to-cost method (using the ratio of contract costs incurred as a percentage of total estimated costs at contract completion

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Principles and Policies (Continued)

based upon engineering and production estimates), or (iii) the achievement of contractual milestones. Provisions for anticipated losses or revisions in estimated profits on contracts-in-process are recorded in the period in which such anticipated losses or revisions become evident.

          Where an arrangement includes only a software license, revenue is recognized when the software is delivered and title has been transferred to the customer or, in the case of electronic delivery of software, when the customer is given access to the licensed software programs. We also evaluate whether persuasive evidence of an arrangement exists, collection of the receivable is probable, the fee is fixed or determinable and whether any other undelivered elements of the arrangement exist for which a portion of the total fee would be allocated based on vendor-specific objective evidence of the fair value of the undelivered element. When a customer purchases software together with post contract support, we allocate a portion of the fee to the post contract support for its fair value based on the contractual renewal rate. Post contract support fees are deferred in Advance Payments by Customers and Deferred Revenue in the consolidated balance sheets, and recognized as revenue ratably over the term of the related contract.

          Service revenue is derived from extended warranty, customer support and training. Service revenue is deferred and recognized over the contractual term or as services are rendered and accepted by the customer. For example, revenue from customer support contracts is recognized ratably over the contractual term, while training revenue is recognized as the training is provided to the customer. In addition, the four revenue recognition criteria described above must be met before service revenue is recognized.

          We use vendor-specific objective evidence of selling price, verifiable objective evidence of selling price, such as third party selling prices, or estimated selling price, in that order, to allocate non-software revenue to elements in multiple element arrangements. Revenue is recognized on only those elements that meet the four criteria described above.

          At June 30, 2010, we had $30.7 million in Advance Payments by Customers and Deferred Revenue, which was comprised of $11.6 million of customer advance payments primarily for the purchase of materials, $8.7 million of deferred service and software support revenue, $4.1 million of deferred warranty revenue and $6.3 million of revenue deferred due to software arrangements for which there is no vendor specific objective evidence of fair value of the undelivered elements of the arrangements, contingent revenue, billings for which the related product has not been delivered or product delivered to a customer that has not been accepted or is incomplete. We generally sell non-software service and extended warranty contracts on a standalone basis. The amount of deferred revenue at June 30, 2010 derived from non-software multiple element arrangements was insignificant.

          The adoption on July 1, 2009 of the guidance issued by the Financial Accounting Standards Board ("FASB") in Accounting Standard Updates 2009-13, Revenue Recognition (Topic 605)—Multiple Deliverable Arrangements and 2009-14, Software (Topic 985)—Certain Revenue Arrangements did not have a material impact on our pattern or timing of revenue recognition and is not expected to have a material impact on revenues in future periods. We have one test equipment product line, which includes software that is more than incidental to the hardware component that, prior to July 1, 2009, was accounted for as a software product for revenue recognition purposes. Effective July 1, 2009, the new revenue recognition guidance provides that products such as these that contain software which is essential to overall product functionality are outside the scope of

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Principles and Policies (Continued)

software revenue recognition guidance and are now accounted for under new rules pertaining to revenue arrangements with multiple deliverables. Although this change had an insignificant impact on revenue recognized for the year ended June 30, 2010, if this product were delivered in numerous multiple element arrangements in the future, certain revenue recognition could be accelerated. We do not believe that this will result in a material impact on our revenues.

Acquisition Accounting

          We use the acquisition method to account for business combinations, whereby the total purchase price of an acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed, including contingent consideration, based upon their respective fair values at the date of acquisition. The purchase price in excess of the fair value of the net assets and liabilities, if any, is recorded as goodwill. The allocation of the purchase price is dependent upon certain valuations and other studies, which contain estimates and assumptions. Effective with acquisitions consummated after June 30, 2009, costs related to our acquisitions are expensed as incurred.

Long-Lived Assets

          Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Indefinite-lived intangible assets consist of tradenames. Goodwill and indefinite-lived intangible assets are not amortized. Definite-lived intangible assets primarily consist of customer related intangibles and developed technology, which are amortized on a straight-line basis over periods ranging up to 11 years.

          We assess goodwill and indefinite-lived intangibles at least annually for impairment in the fourth quarter of our fiscal year, or more frequently if certain events or circumstances indicate an impairment may have occurred. We test goodwill for impairment at the reporting unit level, which is one level below our operating segments. We identify our reporting units by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available that senior management regularly reviews to assess operating results. For purposes of evaluating goodwill for impairment, we have four reporting units containing approximately 87% of our goodwill balance of $446 million. These reporting units are Aeroflex Plainview ($119 million), Aeroflex Colorado Springs ($98 million), RF and microwave products group ($57 million) and Aeroflex Wichita ($115 million). Impairment testing is performed in two steps: (i) we determine if there is an impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, we measure the amount of impairment loss by comparing the implied fair value of the reporting unit's goodwill (the excess of the fair value of the reporting unit over the fair value of its net identifiable assets) with the carrying amount of that goodwill.

          Testing goodwill for impairment requires us to estimate fair values of reporting units using significant estimates and assumptions. The assumptions made will impact the outcome and ultimate results of the testing. We use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, we engage third-party valuation specialists to assist us in estimating fair values. To determine fair value of the reporting unit, we generally use an income approach. We use a market approach to assess the reasonableness of the results of the income approach.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Principles and Policies (Continued)

          Under the income approach, we determine fair value using a discounted cash flow method, estimating future cash flows of each reporting unit, as well as terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows.

          The key estimates and factors used in the income approach include, but are not limited to, revenue growth rates and profit margins based on internal forecasts, terminal value and the weighted-average cost of capital used to discount future cash flows. The compound annual growth rate of sales for the first 6 years of our projections for reporting units as of June 30, 2010 ranged between 5% and 10% in fiscal 2010 as compared with 4% and 14% in fiscal 2009. For reporting units as of June 30, 2010, the terminal growth rates were projected at 5% after between 7 to 9 years in fiscal 2010 as compared with 5% after between 7 to 10 years in fiscal 2009, which reflects our estimate of long-term market and gross domestic product growth. The weighted-average cost of capital used to discount future cash flows for reporting units as of June 30, 2010 ranged from 13% to 17% in fiscal 2010 as compared with 14% to 17% in fiscal 2009. Future changes in these estimates and assumptions could materially affect the results of our reviews for impairment of goodwill. Changes in the valuation assumptions from those used in the prior year primarily reflect the impact of the current economic environment on the reporting units and their projected future results of operations.

          The impairment test for indefinite-lived intangible assets encompasses calculating a fair value of an indefinite-lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the fair value, impairment is recorded. To determine fair value of indefinite-lived intangible assets, we use an income approach, the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. Indefinite-lived intangible assets' fair values require significant judgments in determining both the assets' estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

          We review other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When such events or changes in circumstances occur, a recoverability test is performed comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying value. If the projected undiscounted cash flows are less than the carrying value, an impairment would be recorded for the excess of the carrying value over the fair value, which is determined by discounting future cash flows.

          Property, plant and equipment are stated at cost. Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets, principally on a straight-line basis. Leasehold improvements are amortized over the life of the lease, including anticipated renewals, or the estimated life of the asset, whichever is shorter.

Research and Development Costs

          We charge all research and development costs to expense as incurred, except those of our software products for which costs incurred between the date of product technological feasibility and the date that the software is available for general release are capitalized. We use a working model

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1. Summary of Significant Accounting Principles and Policies (Continued)

of the software or a detailed program design to assess technological feasibility. We capitalized software development costs of $0, $209,000, $1.2 million and $0, for the fiscal years ended June 30, 2010 and 2009, and the periods from August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007, respectively. Capitalized software development costs are amortized to cost of sales based on the higher of a) the percentage of revenue for units delivered to total anticipated revenue for the related product, or b) on a straight-line basis. Capitalized software development costs of $0 and $328,000 were included in other assets at June 30, 2010 and 2009, respectively.

Income Taxes

          We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Share-Based Compensation

          The fair value of share-based payments is recognized as an expense in the consolidated statements of operations over the related vesting periods. Share-based compensation expense is based on the fair value of the portion of share-based payment awards that is ultimately expected to vest and has therefore been reduced for estimated forfeitures at the time of the grant, with subsequent revisions for the differences between actual and the estimated forfeiture rates.

Foreign Currency Translations

          The financial statements of our foreign subsidiaries are measured in their local currency and then translated into U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated using the exchange rate at the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing throughout the year.

          Gains and losses resulting from the translation of financial statements of foreign subsidiaries are accumulated in other comprehensive income (loss) and presented as part of stockholder's equity. Realized and unrealized foreign currency exchange gains (losses) from the settlement of foreign currency transactions are reflected in other income (expense) and amounted to $(905,000), $9.0 million, $2.3 million and $193,000 for the fiscal years ended June 30, 2010 and 2009, and the periods from August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007, respectively.

Comprehensive Income

          Comprehensive income consists of net income (loss) and equity adjustments relating to foreign currency translation, changes in fair value of certain derivatives and non-current marketable securities and adjustments to the minimum pension liability and is presented in the Consolidated Statements of Stockholder's Equity and Comprehensive Income (Loss).

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Principles and Policies (Continued)

Recently Adopted Accounting Pronouncements

          On July 1, 2009, we adopted the authoritative guidance issued by the FASB for fair value measurement for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of this new guidance did not have a material impact on our consolidated financial statements.

          On July 1, 2009, we adopted the authoritative guidance issued by the FASB on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (previously referred to as the purchase method of accounting) be used for all business combinations, but requires a number of changes, including changes in the way assets and liabilities are recognized and measured as a result of business combinations. It also requires the fair value of contingent consideration to be recorded at the acquisition date, the capitalization of in-process research and development at fair value and the expensing of acquisition-related costs as incurred. This new guidance was applied to business combinations consummated by us after June 30, 2009 (see Note 4).

          On July 1, 2009, we adopted the authoritative guidance issued by the FASB for the determination of the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance also adds certain disclosures to those already prescribed. The guidance for determining useful lives must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements must also be applied prospectively to all intangible assets recognized as of the effective date. The adoption of this new guidance did not have a material impact on our consolidated financial statements.

          In September 2009, we adopted the authoritative guidance issued by the FASB which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with U.S. GAAP. This guidance explicitly recognizes the rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. We have updated references to U.S. GAAP in our consolidated financial statements issued for the fiscal year ended June 30, 2010. The adoption of this new guidance did not have an impact on our consolidated financial statements.

          In October 2009, the FASB issued authoritative guidance on revenue recognition that becomes effective for us commencing July 1, 2010. However, earlier adoption was permitted. Under the new guidance on sales arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration and the use of the relative selling price method is required. The new guidance eliminated the residual method of allocating arrangement consideration to deliverables

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Principles and Policies (Continued)

and includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. We chose to early adopt such authoritative guidance on a prospective basis effective July 1, 2009 and, therefore, it has been applied to multiple deliverable revenue arrangements and arrangements for the sale of tangible products with software components entered into or materially modified on or after July 1, 2009. The adoption of this new guidance did not have a material impact on our consolidated financial statements.

          In December 2007, the FASB issued guidance which requires that the non-controlling interests in consolidated subsidiaries be presented as a separate component of stockholders' equity in the balance sheet, that the amount of consolidated net earnings attributable to the parent and the non-controlling interest be separately presented in the statement of earnings, and that the amount of consolidated other comprehensive income attributable to the non-controlling interest be separately disclosed. The standard also requires gains or losses from the sale of stock of subsidiaries where control is maintained to be recognized as an equity transaction. The guidance was effective beginning with the first quarter of the fiscal year 2010 financial reporting. In connection with the adoption of this guidance, we did not apply the presentation or disclosure provisions to our one non-controlling interest as the effect on our consolidated financial statements was insignificant.

          In January 2010, the FASB issued authoritative guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements on a gross basis of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). We adopted the fair value disclosures guidance on January 1, 2010, except for the gross presentation of the Level 3 roll forward, which is not required to be adopted until July 1, 2011. The adoption of this new guidance did not have a material impact on our consolidated financial statements. We believe the adoption on July 1, 2011 of the gross presentation of the Level 3 roll forward will not have a material impact on our consolidated financial statements.

          In February 2010, the FASB amended its authoritative guidance related to subsequent events to alleviate potential conflicts with current SEC guidance. Effective upon issuance, these amendments removed the requirement that an SEC filer disclose the date through which it has evaluated subsequent events. The adoption of this new guidance did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

          In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for us beginning July 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. We believe adoption of this new guidance will not have a material impact on our consolidated financial statements.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Discontinued Operations

          As a result of continued operating losses, in June 2007 our then Board of Directors approved a formal plan to divest our radar business, or Radar, and to seek a strategic buyer. This business had previously been included in the Test Solutions segment. As a result of this decision, the operating results of Radar, net of taxes, had been classified in the consolidated statements of operations as discontinued operations for all periods presented and we recorded a $1.6 million ($1.0 million, net of tax) impairment charge in June 2007 based upon appraisals of the business performed by third parties, which resulted in the write-off of $771,000 of goodwill and $322,000 of equipment, with the balance reducing inventory. We recorded further losses on disposal of $3.7 million ($2.4 million, net of tax) in the predecessor period July 1, 2007 to August 14, 2007, to reflect the net assets of Radar at their net realizable value based on the May 15, 2008 sale of the business for $750,000. The sale agreement provided for additional contingent consideration, which was not included in the calculation of the loss on disposal as realization was not probable.

          Net sales and income (loss) from discontinued operations, which were solely related to Radar, were as follows:

		July 1, 2007 to August 14, 2007
	August 15, 2007 to June 30, 2008
		Predecessor
	(In thousands)
Net sales	$893	$120

Income (loss) from discontinued operations before income taxes	$(5,928)	$(3,861)
Income tax (benefit)	(1,107)	(1,353)

Income (loss) from discontinued operations	$(4,821)	$(2,508)

3. Going Private Transaction

          On August 15, 2007, Aeroflex was acquired by and merged with AX Acquisition Corp. ("AX Acquisition"), a wholly owned subsidiary of Aeroflex Holding (the "Merger"). Upon consummation of the Merger, Aeroflex became a wholly-owned subsidiary of Aeroflex Holding and each share of common stock of Aeroflex then outstanding was converted into a right to receive $14.50 in cash. Therefore, on August 15, 2007 each holder of shares of Aeroflex's common stock no longer had any rights with respect to the shares, except for the right to receive the merger consideration. The merger agreement also provided that all of Aeroflex's stock options were cancelled and converted into the right to receive a cash payment equal to the number of shares of Aeroflex's common stock underlying the options multiplied by the amount, if any, by which $14.50 exceeded the exercise price of the option, without interest and less any applicable withholding taxes. The aggregate merger consideration paid to Aeroflex's shareholders and stock option holders was approximately $1.1 billion.

          The Merger was funded by a $378.4 million equity investment in Aeroflex Holding by Veritas, Golden Gate Capital and GS Direct (collectively, the "Sponsors") and certain members of our management. In addition, primarily in order to finance the Merger, on August 15, 2007 the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Going Private Transaction (Continued)

Company entered into a $575 million senior secured credit facility, which consisted of $525 million of term loans and a $50 million revolving credit facility, and two exchangeable senior unsecured credit facilities totaling $345 million (see Note 11).

          Upon the closing of the Merger, we paid severance of approximately $6.7 million, $18.6 million of Merger transaction expenses, a $22 million advisory fee to the Sponsors or their affiliates and $18.3 million in financing costs.

          Upon consummation of the Merger, we entered into a new employment agreement with one of our officers that, in addition to specified annual remuneration and bonuses, provided for a one-time bonus of $887,000 which was recorded as compensation expense in the period from August 15, 2007 to June 30, 2008, plus $3.7 million for a covenant not to compete which is being amortized over the seven year term, both of which were paid in January 2008.

          At the closing of the Merger, we entered into an advisory agreement with designated affiliates of the Sponsors under which they provide certain advisory services to us. We are paying an annual advisory fee in the aggregate amount of the greater of $2.1 million, or 1.8% of adjusted EBITDA for the prior fiscal year, as defined in the agreement, multiplied by the Sponsors ownership percentage, and transaction fees on all future financings and liquidity events. The advisory agreement has an initial term expiring on December 31, 2013 and will be automatically renewable for additional one year terms thereafter unless we or the Sponsors give notice of non-renewal. The annual advisory fees paid amounted to $2.5 million, $2.3 million and $2.1 million during the years ended June 30, 2010 and 2009, and the period from August 15, 2007 to June 30, 2008, respectively.

          In connection with the Merger and a previous failed merger attempt by investment entities affiliated with General Atlantic LLC and Francisco Partners II, L.P. ("GA" and "Francisco") for the periods from August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007, we incurred company sale transaction and related expenses that we expensed as incurred of $32.5 million and $3.7 million, respectively, consisting primarily of merger-related severance and other change of control related payments, a lawsuit settlement charge paid to GA and Francisco relating to a merger termination fee and legal and other professional fees ("Going Private Transaction expenses").

          The Merger constituted a change in control of Aeroflex. In transitioning from the Predecessor Entity to the Successor Entity, Aeroflex eliminated all of the equity of the Predecessor Entity and recorded the $378.4 million equity investment in the Successor Entity upon consummation of the Merger on August 15, 2007. Aeroflex then recorded its assets and liabilities at fair value as of the date of the Merger, whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Independent third-party appraisers were engaged to assist management and perform valuations of certain of the tangible and intangible assets acquired.

          We reviewed each item in each reporting unit's balance sheet and concluded that the following assets' and liabilities' recorded values as of the date of the Merger were different from their fair value and we therefore adjusted their book values to their fair values using the following methodologies and assumptions:

            Inventories—We determined that the recorded value of the raw materials at cost approximated replacement cost. We increased the values of work-in-process and finished

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Going Private Transaction (Continued)

  goods inventories to fair value, which eliminated the inherent profit on the manufacturing effort accomplished through the date of the Merger. The fair value was estimated based on anticipated selling prices less the sum of costs to complete, where applicable, disposal costs, and a reasonable profit on the completion costs, if any, and selling efforts. The cost to complete was based on management estimates. Disposal costs and applicable profit margins were based on the historical amounts for similar finished goods.

            Property, Plant and Equipment—We assessed the validity of the appraisals of our real and personal property by comparing the estimated fair values of the real and personal property to sales of comparable property or the offered prices for similar assets listed for sale.

            Deferred Revenue—We determined the fair value of deferred revenue by reducing the deferred revenue balances to the sum of the direct and incremental costs of fulfilling the related obligations plus a normal profit margin thereon.

            Intangible Assets—Intangible assets including developed technology, in-process research and development, backlog, customer relationships, non-compete agreements and tradenames were valued separately at the reporting unit level. The fair value of each reporting unit was determined using discounted cash flows, an income approach. The fair value of developed technology, in-process research and development, backlog and customer relationships was determined using the excess earnings method. The fair value of tradenames was determined by using the relief from royalty method and the fair value of non-compete agreements was determined by using discounted cash flows, an income approach. For developed technology and in-process research and development, input factors were based on an analysis of the technology and its specific characteristics and risks and analysis of the aggregate business of each of the reporting units.

  Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Going Private Transaction (Continued)

          We allocated the purchase price, including the acquisition costs of approximately $22.9 million, based on the estimated fair value of the assets acquired and liabilities assumed as follows:

(In thousands)
Current assets (excluding cash of $45.5 million)	$335,252
Property, plant and equipment	111,804
Other assets	16,537
Developed technology	195,500
Customer related intangible assets	211,582
Other acquired intangible assets	6,290
Intangible assets with indefinite lives (tradenames)	122,870
Goodwill	452,756
In-process research and development	24,340

Total assets acquired	1,476,931

Current liabilities	(137,751)
Long-term liabilities	(220,887)

Total liabilities assumed	(358,638)

Net assets acquired	$1,118,293

          At the acquisition date, the acquired IPR&D was not considered to have reached technological feasibility and had no alternative future uses. Therefore, the fair value of the IPR&D of $24.3 million was expensed at the time of the acquisition in operating costs. The allocation to IPR&D represents the estimated fair value of such incomplete research and development, at the acquisition date, based on future cash flows. As of the acquisition date, cash flows from these projects were expected to commence in fiscal year 2009. In determining the fair values of IPR&D, risk adjusted discount rates that ranged from 17% to 25% were applied to the projects' cash flows, which have taken into account the respective projects' completion percentage.

          The unaudited pro forma results of operations presented below for the period from July 1, 2007 to August 14, 2007 are presented as though the Merger had occurred on July 1, 2007, after giving effect to purchase accounting adjustments relating to depreciation and amortization of the revalued assets, interest expense associated with the new credit facilities and other acquisition-related adjustments in connection with the Merger as if it occurred on July 1, 2007. The pro forma results of operations are not necessarily indicative of the combined results that would have

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Going Private Transaction (Continued)

occurred had the Merger been consummated at July 1, 2007, nor are they necessarily indicative of future operating results.

Period from July 1, 2007 to August 14, 2007
Predecessor
(In thousands)
Net sales	$38,178
Net income (loss)	$(27,554)

4. Acquisitions of Businesses and Intangible Assets

Test Evolution Corporation

          On October 1, 2007, we purchased 40% of the outstanding stock of Test Evolution Corporation, or TEC, for $4.0 million ($2.0 million at closing and $2.0 million paid in October 2008). TEC, located in Massachusetts, develops and manufactures digital, analog and RF semiconductor automated test equipment. We have determined that we have control of this company and have consolidated TEC's assets and liabilities and results of operations, all of which were insignificant, into our financial statements commencing October 1, 2007. As of June 30, 2010, the non-controlling interest of 60% in each of the equity and operations of TEC are not material to our consolidated financial statements and have been included in other long-term liabilities and other income (expense), respectively. On August 5, 2010, we invested $2.0 million to purchase an additional 11% of TEC. TEC is included in our Test Solutions segment.

Gaisler Research AB

          On June 30, 2008, we acquired the stock of Gaisler Research AB, or Gaisler, for $12.3 million cash (net of $2.7 million cash acquired), plus up to another $15.0 million over the next three years provided specified EBITDA targets are achieved. Based on Gaisler's EBITDA, an additional $4.0 million (of a maximum possible $4.0 million that could be earned in fiscal year 2009) was paid to the selling shareholders in October 2009 and another $4.6 million (of a maximum possible $5.0 million that could be earned in fiscal year 2010) will be paid to the selling shareholders in October 2010, all of which has been added to goodwill in the accompanying consolidated balance sheets. Located in Sweden, Gaisler provides integrated circuit software products and services to European space system suppliers, plus other U.S., Japanese and Russian space agencies. Gaisler is included in our Microelectronic Solutions segment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Acquisitions of Businesses and Intangible Assets (Continued)

          We allocated the purchase price, including the $8.6 million of earned contingent consideration and acquisition costs of approximately $478,000, based on the estimated fair value of the assets acquired and liabilities assumed as follows:

(In thousands)
Current assets (excluding cash of $2.7 million)	$987
Property, plant and equipment	62
Developed technology	7,550
Customer related intangibles	1,030
Non-compete arrangements	1,820
Tradenames	1,190
Goodwill	10,790
In process resarch and development	2,300

Total assets acquired	25,729

Current liabilities	(1,076)
Deferred taxes	(3,245)

Total liabilities assumed	(4,321)

Net assets acquired	$21,408

          The developed technology, customer related intangibles, non-compete arrangements, and tradenames are being amortized on a straight-line basis over a range of 1 to 8 years. The goodwill is not deductible for tax purposes.

          On a pro forma basis, had the Gaisler acquisition taken place as of the beginning of the periods presented, our results of operations for those periods would not have been materially affected.

VI Technology, Inc.

          On March 4, 2009, we acquired 100% of the stock of VI Technology, Inc., or VI Tech. We paid $5.0 million in cash for approximately 29% of the stock of VI Tech, and the remaining approximately 71% of VI Tech stock was acquired by a limited liability company ("parent LLC"), that is our parent, in exchange for Class A membership interests in parent LLC with a fair value of $12.7 million. Immediately following the consummation of these transactions, parent LLC contributed the 71% of VI Tech stock to the Company, giving us 100% ownership in VI Tech. VI Tech, located in Austin, Texas, designs and manufactures independent automated test systems. VI Tech is included in our Test Solutions segment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Acquisitions of Businesses and Intangible Assets (Continued)

          We allocated the purchase price, including acquisition costs of approximately $436,000, based on the estimated fair value of the assets acquired and liabilities assumed as follows:

(In thousands)
Current assets (excluding cash of $107,000)	$3,170
Property, plant and equipment	149
Other assets	37
Developed technology	2,990
Customer related intangibles	4,470
Non-compete arrangements	1,600
Tradenames	1,190
Goodwill	10,582

Total assets acquired	24,188

Current liabilities	(2,078)
Deferred taxes	(4,081)

Total liabilities assumed	(6,159)

Net assets acquired	$18,029

          The developed technology, customer related intangibles, non-compete arrangements, and tradenames are being amortized on a straight-line basis over a range of 1 to 6 years. The goodwill is not deductible for tax purposes.

          On a pro forma basis, had the VI Tech acquisition taken place as of the beginning of the periods presented, our results of operations for those periods would not have been materially affected.

Airflyte Electronics Company

          On June 26, 2009, we acquired the net assets of Airflyte Electronics Company, or Airflyte, for $11.0 million cash plus an additional $1.0 million expected to be paid to the selling shareholders in October 2010 for successfully achieving a specified EBITDA target in fiscal year 2010. In November 2009, we received $365,000 as an adjustment to the purchase price from the former shareholders of Airflyte, as the tangible net assets acquired was less than the tangible net assets target as defined in the purchase agreement. Airflyte, located in Naples, Florida, designs and manufactures custom-engineered slip rings for high-performance defense, commercial and industrial applications. Airflyte is included in our Microelectronic Solutions segment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Acquisitions of Businesses and Intangible Assets (Continued)

          We allocated the purchase price, including acquisition costs of approximately $304,000, based on the estimated fair value of the assets acquired and liabilities assumed as follows:

(In thousands)
Current assets	$4,054
Property, plant and equipment	76
Other assets	47
Customer related intangibles	4,020
Tradenames	1,200
Goodwill	3,031

Total assets acquired	12,428

Current liabilities assumed	(489)

Net assets acquired	$11,939

          The customer related intangibles are being amortized on a straight-line basis over a range of 1 to 6 years. The tradenames have an indefinite life. The goodwill is deductible for tax purposes.

          On a pro forma basis, had the Airflyte acquisition taken place as of the beginning of the periods presented, our results of operations for those periods would not have been materially affected.

Willtek Communications

          On May 7, 2010, we acquired the net assets of Willtek Communications, or Willtek, for $2.8 million in cash, which in accordance with the purchase agreement, was subsequently reduced by an estimated $700,000 closing date deficiency in adjusted net assets. Willtek, located in Ismaning, Germany, develops test instruments, systems and solutions that test wireless technology, components, infrastructure products, handset products and other consumer wireless products specific to the development, manufacturing and service/support environments. Willtek is included in our Test Solutions segment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Acquisitions of Businesses and Intangible Assets (Continued)

          We allocated the purchase price based on the estimated fair value of the assets acquired and liabilities assumed as follows:

(In thousands)
Current assets	$5,887
Property, plant and equipment	1,862
Other assets	1,967
Developed technology	1,060
Customer related intangibles	1,100

Total assets acquired	11,876

Current liabilities	(2,738)
Deferred taxes	(1,495)
Other liabilities	(1,600)

Total liabilities assumed	(5,833)

Net assets acquired	6,043
Less purchase price	2,050

Gain from a bargain purchase of a business	$3,993

          The gain from a bargain purchase of Willtek reflects the excess of the fair value of net assets acquired over the purchase price. The purchase price was negotiated at such a level to be reflective of the cost of the restructuring efforts that we expect to undertake.

          The developed technology and customer related intangibles are being amortized on a straight-line basis over a range of 1 to 7 years.

          On a pro forma basis, had the Willtek acquisition taken place as of the beginning of the periods presented, our results of operations for those periods would not have been materially affected.

Radiation Assured Devices

          On June 30, 2010, we acquired 100% of the stock of Radiation Assured Devices, Inc., or RAD, for $14.0 million in cash, plus contingent payments equal to 50% of the acquired company's EBITDA (as defined in the agreement) for the next five years, provided certain thresholds are met. The fair value of the contingent consideration of $7.1 million as of June 30, 2010 was considered in the allocation of the purchase price and reflected in other long-term liabilities on the June 30, 2010 balance sheet. RAD, located in Colorado Springs, Colorado, uses commercial and specialty technologies to provide state of the art radiation engineering and qualification services, as well as to produce radiation hardened products for commercial and military spaceborne electronics. RAD is included in our Microelectronic Solutions segment.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Acquisitions of Businesses and Intangible Assets (Continued)

          We allocated the purchase price based on the estimated fair value of the assets acquired and liabilities assumed as follows:

(In thousands)
Current assets (excluding cash of $572,000)	$1,347
Property, plant and equipment	615
Developed technology	1,150
Customer related intangibles	5,500
Tradenames	1,080
Goodwill	14,364

Total assets acquired	24,056

Current liabilities	(256)
Deferred taxes	(3,262)

Total liabilities assumed	(3,518)

Net assets acquired	$20,538

          The developed technology and customer related intangibles are being amortized on a straight-line basis over a range of 1 to 8 years. The goodwill is not deductible for tax purposes.

          On a pro forma basis, had the RAD acquisition taken place as of the beginning of the periods presented, our results of operations for those periods would not have been materially affected.

Intangible Assets with Definite Lives

          The components of amortizable intangible assets were as follows:

	Years Ended June 30,
	2010		2009
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)
Developed technology	$197,422	$94,672	$197,684	$62,021
Customer related intangibles	222,026	94,656	216,956	69,339
Non-compete arrangements	10,087	4,420	10,090	2,692
Tradenames	3,184	658	2,105	230

Total	$432,719	$194,406	$426,835	$134,282

          The aggregate amortization expense for amortizable intangible assets was $61.9 million, $63.0 million, $73.1 million and $1.7 million for the fiscal years ended June 30, 2010 and 2009, and for the periods August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007, respectively.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Acquisitions of Businesses and Intangible Assets (Continued)

          The estimated aggregate amortization expense for each of the next five fiscal years ending June 30, is as follows:

(In thousands)
2011	$62,200
2012	61,530
2013	56,008
2014	29,376
2015	18,659

Intangible Assets with Indefinite Lives

          During the fourth quarter of fiscal 2009, we completed our annual impairment test of indefinite lived intangible assets and, due to a decline in the RF and microwave reporting unit's operating results during fiscal 2009 and additional revisions to internal forecasts, we wrote-off approximately $6.0 million of tradenames with indefinite lives related to the RF and microwave reporting unit.

Goodwill

          The carrying amount of goodwill was as follows:

	AMS	ATS	Total
	(In thousands)
Balance at June 30, 2008	$302,770	$158,385	$461,155
Final adjustment to goodwill related to the Merger	494	(529)	(35)
Adjustment to goodwill for acquisitions(1)	(4,206)	10,501	6,295
Gaisler 2009 earned contingent consideration	4,000	—	4,000
Impairment of goodwill(2)	(35,200)	—	(35,200)
Impact of foreign currency translation	(1,045)	(7,037)	(8,082)

Balance at June 30, 2009	266,813	161,320	428,133
Goodwill recorded for acquisition of RAD	14,364	—	14,364
Adjustment to goodwill for other acquisitions	353	307	660
Gaisler 2010 earned contingent consideration	4,622	—	4,622
Airflyte 2010 earned contingent consideration	1,000	—	1,000
Impact of foreign currency translation	(16)	(2,889)	(2,905)

Balance at June 30, 2010	$287,136	$158,738	$445,874

(1)
Goodwill in the AMS segment was adjusted primarily due to the finalization of purchase accounting for the Gaisler acquisition in the amount of $(6.2) million offset by goodwill recorded for the Airflyte acquisition of $1.8 million. Goodwill in the ATS segment was adjusted to record goodwill for the VI Tech acquisition in the amount of $10.5 million.

(2)
During the fourth quarter of fiscal 2009, it became evident that the reduction in revenue and operating income in the RF and microwave reporting unit would remain at lower levels due to economic conditions affecting the RF and microwave group's commercial customers. Upon

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Acquisitions of Businesses and Intangible Assets (Continued)

  the completion of our annual impairment test of goodwill, we recorded a goodwill impairment charge of $35.2 million related to the RF and microwave reporting unit.

5. Restructuring Charges

          In fiscal 2008, we initiated additional actions to restructure our U.K. business units by further consolidating our manufacturing, research and development and selling, general and administrative activities. In addition, we initiated a restructuring in our Whippany, New Jersey, component manufacturing facility to address a slowdown in sales of its integrated products line. These actions resulted in the termination of approximately 120 employees, which resulted in restructuring costs, principally severance and facility closing costs for the periods from August 15, 2007 to June 30, 2008 of $7.0 million ($987,000 in cost of sales, $2.1 million in selling, general and administrative costs and $3.9 million in research and development costs) and from July 1, 2007 to August 14, 2007 of $3.8 million ($1.6 million in selling, general and administrative costs and $2.2 million in research and development costs). Substantially all of the workforce reduction costs were paid prior to June 30, 2008. Facility closure costs include $2.6 million of accrued contractual commitments under operating leases for two facilities in the U.K. that we exited in May 2008, which will be paid through December 2010. Included in the restructuring costs was approximately $485,000 of fixed asset impairment charges that were recorded in selling, general and administrative costs in the fourth quarter of fiscal 2008 for the write-off of leasehold improvements in the abandoned facilities.

          For the fiscal year ended June 30, 2009, in connection with continued restructuring activities of certain manufacturing operations, we incurred $3.8 million of severance costs for an additional 103 employees terminated primarily in our U.K. business unit and $294,000 of facility closure costs. We recorded $2.9 million in cost of sales, $686,000 in selling, general and administrative costs and $496,000 in research and development costs.

          For the fiscal year ended June 30, 2010, we recorded a $385,000 charge in connection with continued restructuring activities of certain manufacturing operations, which consisted of $526,000 of severance costs offset by a reduction of $141,000 of facility closure costs previously accrued. The $385,000 charge was allocated $124,000 to cost of sales, $246,000 to selling, general and administrative costs and $15,000 to research and development costs.

          The following table sets forth the charges and payments related to the restructuring liability for the periods indicated:

	Balance June 30, 2009	Year Ended June 30, 2010			Balance June 30, 2010
	Restructuring Liability	Net Additions	Cash Payments	Effect of foreign currency	Restructuring Liability
		(In thousands)
Work force reduction	$756	$526	$(1,098)	$(12)	$172
Closure of facilities	1,722	(141)	(837)	(112)	632

Total	$2,478	$385	$(1,935)	$(124)	$804

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Restructuring Charges (Continued)

	Balance June 30, 2008	Year Ended June 30, 2009			Balance June 30, 2009
	Restructuring Liability	Net Additions	Cash Payments	Effect of foreign currency	Restructuring Liability
		(In thousands)
Work force reduction	$12	$3,808	$(3,092)	$28	$756
Closure of facilities	3,242	294	(1,166)	(648)	1,722

Total	$3,254	$4,102	$(4,258)	$(620)	$2,478

6. Inventories

          Inventories consisted of the following:

	Years Ended June 30,
	2010	2009
	(In thousands)
Raw materials	$61,278	$67,388
Work in process	44,022	47,185
Finished goods	21,268	21,030

	$126,568	$135,603

7. Property, Plant and Equipment

          Property, plant and equipment consisted of the following:

	June 30,		Estimated Useful Life In Years
	2010	2009
	(In thousands)
Land	$16,585	$16,846
Buildings and leasehold improvements	32,967	32,461	1 to 40
Machinery and equipment	91,521	79,836	2 to 12
Furniture and fixtures	21,344	13,836	3 to 10

	162,417	142,979
Less accumulated depreciation and amortization	60,755	42,072

	$101,662	$100,907

          Depreciation expense on property, plant and equipment was $20.6 million, $21.4 million, $20.0 million and $2.0 million for the fiscal years ended June 30, 2010 and 2009, and for the periods August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007, respectively.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Product Warranty

          We warrant our products against defects in design, materials and workmanship, generally for one year from their date of shipment. A provision for estimated future costs relating to these warranties is recorded in cost of sales when the related revenue is recognized. Quarterly we analyze our warranty liability for reasonableness based on a 15-month history of warranty costs incurred, the nature of the products shipped subject to warranty and anticipated warranty trends.

          Activity related to our product warranty liability, which is reflected in Accrued Expenses and Other Current Liabilities in the accompanying consolidated balance sheets, was as follows:

	Years Ended June 30,
	2010	2009
	(In thousands)
Balance at beginning of period	$2,645	$2,944
Provision for warranty obligations	2,511	3,081
Cost of warranty obligations	(2,346)	(3,207)
Foreign currency impact	(48)	(173)

Balance at end of period	$2,762	$2,645

9. Derivative Financial Instruments

          We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We enter into interest rate swap derivatives to manage the effects of interest rate movements on portions of our debt. We also enter into foreign currency forward contracts, not designated as hedging instruments, to protect us from fluctuations in exchange rates.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Derivative Financial Instruments (Continued)

          The fair values of our derivative financial instruments included in the consolidated balance sheets as of June 30, 2010 and 2009 are presented as follows:

	Asset (Liability) Derivatives
	June 30, 2010		June 30, 2009
	Balance Sheet Location	Fair Value(1)	Balance Sheet Location	Fair Value(1)
	(In thousands)
Derivatives designated as hedging instruments:
Interest rate swap contracts	Accrued expenses and other current liabilities	$(6,613)	Accrued expenses and other current liabilities	$(615)
Interest rate swap contracts	Other long-term liabilities	—	Other long-term liabilities	(15,006)

Total derivatives designated as hedging instruments		(6,613)		(15,621)
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Accrued expenses and other current liabilities	(293)	Accrued expenses and other current liabilities	(195)

Total derivatives, net		$(6,906)		$(15,816)

(1)
See Note 10 for further information about how the fair values of derivative assets and liabilities are determined.

          The gains and losses related to our derivative financial instruments designated as hedging instruments for the fiscal years ended June 30, 2010 and 2009 were as follows:

	Amount of Gain or (Loss) Recognized on Derivatives in Other Comprehensive Income (Effective Portion)(1)
	Years Ended June 30,
Derivatives in Cash Flow Hedging Relationships
	2010	2009
	(In thousands)
Interest rate swap contracts	$(5,303)	$(24,923)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Derivative Financial Instruments (Continued)

	Amount of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income into Income (Effective Portion)(1)
Location of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income into Income (Effective Portion)	Years Ended June 30,
	2010	2009
	(In thousands)
Interest expense	$(14,311)	$(7,061)
(1)
See Note 14 for additional information on changes to accumulated other comprehensive income (loss).

          The amounts of the gains and losses related to our derivative financial instruments not designated as hedging instruments for the fiscal years ended June 30, 2010 and 2009 were as follows:

		Amount of Gain or (Loss) Recognized in Earnings on Derivative
Derivatives Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Earnings on Derivative	Years Ended June 30,
		2010	2009
		(In thousands)
Foreign currency forward contracts	Other income (expense)	$(98)	$(208)

Interest Rate Swap Cash-Flow Hedges

          We enter into interest rate swap contracts with counterparties that are rated investment grade to manage the effects of interest rate movements on portions of our debt. Such contracts effectively fix the borrowing rates on floating rate debt to limit the exposure against the risk of rising rates. We do not enter into interest rate swap contracts for speculative purposes. Our interest rate swap contracts outstanding as of June 30, 2010, all of which were entered into in fiscal 2008 for an aggregate notional amount of $425 million, have varying maturities through February 2011.

Foreign Currency Contract Derivatives

          Foreign currency contracts are used to protect us from fluctuations in exchange rates. We enter into foreign currency contracts, which are not designated as hedges. The change in fair value is included in other income (expense) as it occurs. As of June 30, 2010, we had $41.7 million of notional value foreign currency forward contracts maturing through July 30, 2010. Notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of cash settlements under the contracts.

10. Fair Value Measurements

          We account for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring the fair value are observable in

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Fair Value Measurements (Continued)

the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.
Level 2:
Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3:
Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instruments' valuation.

          The following table presents for each hierarchy level, financial assets and liabilities measured at fair value on a recurring basis:

As of June 30, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Assets:
Non-current marketable securities	$—	$—	$9,769	$9,769

Liabilities:
Foreign currency forward contracts	$—	$293	$—	$293
Interest rate swap contracts	—	6,613	—	6,613

Total Liabilities	$—	$6,906	$—	$6,906

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Fair Value Measurements (Continued)

As of June 30, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Assets:
Non-current marketable securities	$—	$—	$17,677	$17,677

Liabilities:
Foreign currency forward contracts	$—	$195	$—	$195
Interest rate swap contracts	—	15,621	—	15,621

Total Liabilities	$—	$15,816	$—	$15,816

          The following table presents the changes in the carrying value of the Company's assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended June 30, 2010:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Auction Rate Securities
(In thousands)
Balance at June 30, 2009	$17,677
Redeemed by the issuer	(8,900)
Transfer of unrealized loss from accumulated OCI to realized loss recorded in other expense	320
Unrealized gain (loss) in accumulated other comprehensive income (loss)	672

Balance at June 30, 2010	$9,769

          Non-Current Marketable Securities—Non-current marketable securities consist of auction rate securities that currently have no active market from which we could obtain pricing. We have classified auction rate securities as Level 3 as their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the securities. To date, we have collected all interest payments on all of our auction rate securities when due. Furthermore, we have the intent and are able to hold these securities until the credit markets recover, or until their maturities, which range from 2037 through 2041, if necessary. However, based on a discounted cash flow analysis, which considered, among other items, the collateral underlying the securities, the credit worthiness of the issuer, the timing of future cash

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Fair Value Measurements (Continued)

flows and liquidity risks, at June 30, 2010 we had a $1.3 million valuation allowance against the auction rate securities.

          As fair values have continued to be below cost, we have considered various factors in determining that at June 30, 2010 a credit loss did not exist and there was no requirement to recognize an other than temporary impairment charge, including the length of time and the extent to which the fair value has been below the cost basis, the timely receipt of all interest payments, the rating of the security, the relatively low volatility of the security's fair value, the current financial condition of the issuer and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

          During the fiscal year ended June 30, 2010 $8.9 million of our auction rate securities were redeemed by the issuer at an average of 96.4% of par. The resulting $320,000 realized loss was recorded in the statement of operations for the fiscal year ended June 30, 2010.

          Foreign Currency Forward Contracts—The fair value of our foreign currency forward contracts were valued using a pricing model with all significant inputs based on observable market data such as measurement date spot and forward rates.

          Interest Rate Swap Contracts—The fair value of our outstanding interest rate swap contracts were based on valuations received from the counterparties and corroborated by measurement date equivalent swap rates.

11. Long Term Debt and Credit Agreements

          On August 15, 2007, we entered into a $575.0 million senior secured credit facility, which consisted of $525.0 million of term loans and a $50.0 million revolving credit facility, and two exchangeable senior unsecured credit facilities totaling $345.0 million. Total long term debt, outstanding as of June 30, 2010 and 2009, consisted of the following:

	Years Ended June 30,
	2010	2009
	(In thousands)
Revolving credit facility(a)	$—	$—
Senior secured B-1 term loan(b)	389,000	393,000
Senior secured B-2 term loan(c)	121,563	122,813

Total senior secured debt	510,563	515,813
Senior unsecured notes(d)	225,000	225,000
Senior subordinated unsecured term loan(e)	165,539	147,450
Other	745	1,085

Total debt	901,847	889,348
Less current maturities	21,817	5,590

Total long term debt	$880,030	$883,758

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long Term Debt and Credit Agreements (Continued)

          The following is a summary of required principal repayments of our debt for the next five years and thereafter as of June 30, 2010:

Year ending June 30,	(In thousands)
2011	$21,817
2012	385
2013	—
2014	—
2015	879,645
Thereafter	—

$901,847

(a)
The revolving credit facility provides for borrowings of up to $50.0 million through August 15, 2013 at a rate based on the LIBOR rate (3 month period) plus 325 basis points (3.6875% at June 30, 2010). The senior secured credit facility allows us to utilize up to $25.0 million of the revolving credit facility for letters of credit and up to $5.0 million for a swing loan. At June 30, 2010, there are no outstanding amounts or letters of credit issued against the facility. Any borrowings would be secured by substantially all of the Company's assets. We are obligated to pay a 0.5% fee on any undrawn revolver commitments.

(b)
The B-1 term loan in the original amount of $400.0 million matures on August 15, 2014 and bears interest at a rate based on the selected LIBOR rate. At June 30, 2010, $389.0 million outstanding is at the 3 month LIBOR rate plus 325 basis points (3.6875% at June 30, 2010). The borrowings are secured by substantially all of the Company's assets, excluding those of our foreign subsidiaries. The B-1 term loan has scheduled quarterly repayments of $1.0 million through June 30, 2014, with the remaining balance due on August 15, 2014. To the extent we have consolidated excess cash flows, as defined in the senior secured credit facility agreement, we must use specified portions of the excess cash flows to prepay senior secured debt. The required payment in fiscal 2011 based on excess cash flow for fiscal 2010 amounted to $21.5 million, of which $16.4 million will be applied to the B-1 term loan. This payment will be applied, first, to the scheduled quarterly repayments and, second, to the amount due at the end of the term of the loan. Therefore, we will not have any further required quarterly repayments and will be required to pay $372.7 million on August 15, 2014.

In October 2007, the Company entered into an interest rate swap agreement for $125.0 million of this loan, which expires November 15, 2010, effectively fixing the interest rate on this portion of the loan at 8.21% for that period. In April 2008, the Company entered into an interest rate swap agreement for an additional $250.0 million which expires February 15, 2011, effectively fixing the interest rate on this portion of the loan at 6.23%. After considering the swaps, the effective interest rate on the total amount outstanding under the B-1 term loan is 6.7738% at June 30, 2010.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long Term Debt and Credit Agreements (Continued)

(c)
The B-2 term loan in the original amount of $125.0 million matures on August 15, 2014 and bears interest at a rate based on the selected LIBOR rate. At June 30, 2010, $121.6 million is outstanding at the 3 month LIBOR rate plus 375 basis points (4.1875% at June 30, 2010). The borrowings are secured by substantially all of the Company's assets, excluding those of our foreign subsidiaries. The B-2 term loan has scheduled quarterly repayments of $312,500 through June 30, 2014, with the remaining balance due on August 15, 2014. The B-2 term loan portion of the required excess cash flow payment referred to above amounted to $5.1 million. This payment will be applied, first, to the scheduled quarterly repayments and, second, to the amount due at the end of the term of the loan. Therefore, we will not have any further required quarterly repayments and will be required to pay $116.5 million on August 15, 2014.

In April 2008, the Company entered into a $50.0 million interest rate swap agreement that expires February 15, 2011, effectively fixing the interest rate on the respective portion of the loan at 6.74%. After considering the swap, the effective interest rate on the total amount outstanding for the B-2 term loan is 5.2374% at June 30, 2010.

(d)
On August 7, 2008, our 11.75% exchangeable senior unsecured loan in the amount of $225.0 million with an ultimate maturity on February 15, 2015 was refinanced with unsecured senior notes with the same interest rate and maturity date. We may prepay the senior notes commencing August 15, 2011 at 105.875% of the principal amount prepaid, which decreases to 102.938% on August 15, 2012 and to 100% on or after August 15, 2013. On January 21, 2009, the SEC declared effective our exchange offer registration statement which resulted in the exchange of the unregistered unsecured senior notes for publicly registered 11.75% unsecured senior notes due February 15, 2015 with substantially identical terms as the exchanged notes.

(e)
The senior subordinated unsecured term loan in the original amount of $120.0 million bears interest at 11.75% and matures on February 15, 2015. On September 21, 2007 we repaid an exchangeable senior subordinated unsecured loan with the proceeds from this term loan. Interest on the loan is payable entirely by adding such interest to the unpaid principal amount of the loan (paid in kind interest) through August 15, 2010, which through June 30, 2010 amounted to $45.5 million. Subsequent to August 15, 2010 interest on the term loan is payable in cash. We may prepay the term loan commencing August 15, 2011 at 105.875% of the principal amount prepaid, which decreases to 102.9375% on August 15, 2012 and to 100% on or after August 15, 2013.

          The senior secured credit facility agreement provides that if the Company sells assets (with certain exceptions) or issues new debt or equity securities to unrelated parties, the proceeds must be used to prepay term or revolving credit loans.

          Financial covenants in the senior secured credit facility consist of a maximum leverage ratio of total debt (less up to $15.0 million of cash) to adjusted EBITDA, as defined in the agreement of 5.90 for fiscal 2011, and maximum consolidated capital expenditures of $30.0 million for fiscal 2011. Additional covenants include restrictions on indebtedness, liens, investments, dividends, disposition of assets, acquisitions and transactions with shareholders and affiliates.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long Term Debt and Credit Agreements (Continued)

          The senior unsecured notes and loan agreements have similar terms to the senior secured credit facility regarding mandatory prepayment events and restrictive covenants and contain no financial covenants.

          As of June 30, 2010, we were in compliance with all of the covenants contained in the above described loan agreements.

          In connection with the credit facilities discussed above, we capitalized deferred financing costs of $0, $340,000, $33.2 million and $477,000 for the years ended June 30, 2010 and 2009, and the periods August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007, respectively, primarily consisting of facility, legal and advisory fees. We are amortizing these costs over the terms of the related facilities. For the years ended June 30, 2010 and 2009, and the periods August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007, we amortized $4.8 million, $4.8 million, $3.5 million and $217,000, respectively, to interest expense.

          Interest paid was $60.8 million for the year ended June 30, 2010, $52.7 million for the year ended June 30, 2009, $53.9 million for the period August 15, 2007 to June 30, 2008, and $57,000 for the period July 1, 2007 to August 14, 2007.

          Accrued interest of $13.9 million and $14.0 million was included in Accrued expenses and other current liabilities at June 30, 2010 and 2009, respectively.

          The fair value of our debt instruments are summarized as follows:

	June 30, 2010
	Carrying Amount	Estimated Fair Value
	(In thousands)
Senior secured B-1 term loan	$389,000	$361,770
Senior secured B-2 term loan	121,563	113,053
Senior unsecured notes	225,000	240,750
Senior subordinated unsecured term loan	165,539	161,401
Other	745	745

Total debt	$901,847	$877,719

          The carrying value of debt of $889.3 million as of June 30, 2009 had a fair value of $661.9 million.

          The estimated fair values of each of our debt instruments are based on quoted market prices for the same or similar issues. Fair value estimates related to our debt instruments are made at a specific point in time based on relevant market information. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

12. Loss on Liquidation of Foreign Subsidiary

          In connection with the acquisition of one of our U.K. businesses in 2003, we set up a foreign partnership to finance the acquisition. We invested $19.5 million in the partnership and the

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Loss on Liquidation of Foreign Subsidiary (Continued)

partnership advanced those funds to our foreign holding company in the form of a loan, the proceeds of which was used for the acquisition.

          During the quarter ended September 30, 2009, the loan was fully repaid to the partnership, with interest, and we received a return of capital and dividends. The partnership is substantially liquidated.

          As a result of changes in foreign currency rates, there was a cumulative translation adjustment of $7.7 million remaining after substantially all of the assets have been returned to us and substantially all of the liabilities have been satisfied. In accordance with U.S. GAAP, this remaining cumulative translation adjustment has been expensed in the period during which the substantial liquidation of the partnership occurred and presented as a non-cash loss on liquidation of foreign subsidiary in our Consolidated Statement of Operations for the fiscal year ended June 30, 2010. This loss is not deductible for income tax purposes.

13. Stockholder's Equity

Share-Based Compensation

Stock Options

          All of the Predecessor stock option plans were terminated on August 15, 2007. The Merger agreement provided that all stock options were cancelled and converted into the right to receive a cash payment equal to the number of shares of Aeroflex common stock underlying the options multiplied by that amount, if any, by which $14.50 exceeded the exercise price, without interest and less any withholding taxes. On August 15, 2007 we paid $43.9 million to option holders to cancel all options outstanding in connection with the Merger. No stock options were granted since June 30, 2007 and no stock options are outstanding at June 30, 2010.

Member Interests

          On August 15, 2007 certain members of our management were granted Class B membership interests and in November 2009 certain employees were granted Class B-1 membership interests, in a limited liability company (parent LLC) that owns all of our common stock. The parent LLC is a holding company with no operations or employees of its own. The parent LLC has three classes of membership interests, Class A, Class B and Class B-1. Our non-management equity investors, or their affiliates, and certain of our employees that made equity investments to partially fund the Merger are Class A members. In addition, the former shareholders of VI Tech (see Note 4) are also Class A members. Class B and Class B-1 members consist of certain of our employees. Pursuant to the terms of the limited liability company operating agreement ("LLC Agreement") governing parent LLC, all class members will share in any distributions on a pro-rata basis based on their percentage of membership interests, to the extent funds are available, after the Class A members first receive a priority distribution (as separately defined in the LLC Agreement), then the Class B members receive a priority distribution (as separately defined in the LLC Agreement) and finally the Class B-1 members receive a priority distribution (as separately defined in the LLC Agreement). The Class B and Class B-1 membership interests are non-transferable and vest ratably over five years, with any unvested interests reverting to the holders of Class A interests in the event they are forfeited or repurchased. The Class B and Class B-1 membership interests are equity classified

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Stockholder's Equity (Continued)

awards and, therefore, the fair value of the Class B and Class B-1 membership interests at the grant date is being recorded as compensation expense over five and four years, respectively, which amounted to $2.1 million and $2.0 million for the years ended June 30, 2010 and 2009 and $1.7 million for the period August 15, 2007 to June 30, 2008. In addition, since the Class A employee members that made equity investments to partially fund the Merger paid less than fair value for their Class A member interests, as only they are entitled to a $3.2 million special distribution and there is no vesting associated with the special distribution, we recorded the present value of the discount from fair value of $1.4 million as compensation expense on August 15, 2007. The accretion of $292,000, $252,000 and $193,000 for the years ended June 30, 2010 and 2009 and the period August 15, 2007 to June 30, 2008, respectively, was recorded as interest expense.

          Compensation expense attributable to share-based compensation was $2.1 million ($1.3 million after tax) for the year ended June 30, 2010, $2.0 million ($1.2 million after tax) for the year ended June 30, 2009, $3.1 million ($2.0 million after tax) for the period August 15, 2007 to June 30, 2008, and $214,000 ($135,000 after tax) for the period July 1, 2007 to August 14, 2007.

          Cash received from stock option exercises was $583,000 for the period July 1, 2007 to August 14, 2007. The tax benefit received from stock option exercises was $16.1 million for the period August 15, 2007 to June 30, 2008 and $41,000 for the period July 1, 2007 to August 14, 2007.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Comprehensive Income

          The components of comprehensive income (loss) were as follows:

				Predecessor
	Years Ended June 30,
			August 15, 2007 to June 30, 2008	July 1, 2007 to August 14, 2007
(In thousands)	2010	2009
Net income (loss)	$(12,269)	$(76,688)	$(105,425)	$(16,916)
Increase (decrease) in fair value of interest rate swap contracts, net of tax provision (benefit) of $3,452, $(6,849), $829 and $0	5,556	(11,013)	1,411	—
Valuation allowance against non-current marketable securities	992	(2,268)	—	—
Minimum pension liability adjustment net of tax of $(49), $(363), $(4) and $0	(274)	(493)	(6)	—
Foreign currency translation adjustment, net of tax of $(624), $0, $0 and $0	(5,149)	(41,333)	(998)	(497)

Total comprehensive income (loss)	$(11,144)	$(131,795)	$(105,018)	$(17,413)

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Comprehensive Income (Continued)

          Accumulated other comprehensive income (loss) was as follows:

	Unrealized Gain (Loss) on Interest Rate Swap Contracts (net of tax)	Valuation Allowance Against Non-Current Marketable Securities	Minimum Pension Liability Adjustment (net of tax)	Foreign Currency Translation Adjustment	Total (net of tax)
	(In thousands)
Balance, June 30, 2007	$(7)	$—	$(5,175)	$32,828	$27,646
Predecessor period	—	—	—	(497)	(497)
Adjustments for the effect of the Merger	7	—	5,175	(32,331)	(27,149)

	—	—	—	—	—
Change from August 15, 2007 to June 30, 2008	1,411	—	(6)	(998)	407

Balance, June 30, 2008	1,411	—	(6)	(998)	407
Annual change	(11,013)	(2,268)	(493)	(41,333)	(55,107)

Balance, June 30, 2009	(9,602)	(2,268)	(499)	(42,331)	(54,700)
Annual change	5,556	992	(274)	(5,149)	1,125

Balance, June 30, 2010	$(4,046)	$(1,276)	$(773)	$(47,480)	$(53,575)

          The valuation allowance for non-current marketable securities is not adjusted for income taxes as it would create a capital loss carryforward upon realization for which we would record a valuation allowance against the related deferred tax asset.

          Prior to fiscal 2009, the foreign currency translation adjustments were not adjusted for income taxes as they related to indefinite investments in non-U.S. subsidiaries. Deferred U.S. income taxes have been provided on undistributed foreign earnings for years subsequent to fiscal 2008 since we expect that substantially all of these earnings will be distributed to the U.S. As of June 30, 2010, we have recorded a deferred U.S. income tax on the foreign currency translation adjustment created by the post-fiscal 2008 undistributed foreign earnings.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Income Taxes

          The amount of income (loss) from continuing operations before income taxes attributable to domestic and foreign operations were as follows:

				Predecessor
	Years Ended June 30,
			August 15, 2007 to June 30, 2008	July 1, 2007 to August 14, 2007
	2010	2009
	(In thousands)

Domestic	$(54,262)	$(110,168)	$(134,861)	$(10,199)
Foreign	42,813	18,148	(4,670)	(11,040)

	$(11,449)	$(92,020)	$(139,531)	$(21,239)

          The provision (benefit) for income taxes from continuing operations consisted of the following:

	Years Ended June 30,			Predecessor
			August 15, 2007 to June 30, 2008	July 1, 2007 to August 14, 2007
	2010	2009
	(In thousands)

Current:
Federal	$390	$49	$2,024	$(12,245)
State and local	1,133	217	—	—
Foreign	3,904	3,998	(121)	130

	5,427	4,264	1,903	(12,115)

Deferred:
Federal	(5,510)	(18,986)	(40,355)	9,503
State and local	(2,355)	2,882	(1,783)	(1,256)
Foreign	3,258	(3,492)	1,308	(2,963)

	(4,607)	(19,596)	(40,830)	5,284

	$820	$(15,332)	$(38,927)	$(6,831)

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Income Taxes (Continued)

          The provision for income taxes varied from the amount computed by applying the U.S. Federal income tax rate to income from continuing operations before income taxes as a result of the following:

	Years Ended June 30,			Predecessor
			August 15, 2007 to June 30 2008	July 1, 2007 to August 14, 2007
	2010	2009
	(In thousands)

Tax at federal statutory rate	$(4,007)	$(32,207)	$(48,836)	$(7,434)
Non-deductible acquired in-process research and development charge	—	665	8,744	—
Undistributed earnings of foreign subsidiaries	10,457	8,138	—	—
Foreign dividends	5,280	2,372	—	—
Foreign tax rate differential	(3,353)	(3,919)	(334)	664
Deduction for write-off of investment in foreign subsidiary, net	(1,729)	—	—	—
Foreign tax credits	(4,914)	(6,766)	—	—
Increase in valuation allowance	5,283	6,190	5,420	237
State and local income taxes, net of federal benefit	(2,744)	2,735	(1,783)	(1,256)
Impairment of goodwill	—	11,088	—	—
Gain from a bargain purchase of a business	(1,398)	—	—	—
Domestic manufacturing credit	(116)	—	(210)	—
Non-deductible merger expenses	—	403	5,861	1,111
Research and development credit and deduction	(2,391)	(3,182)	(2,148)	(53)
Settlement of and change in tax contingencies	(44)	734	(3,416)	—
Other, net	496	(1,583)	(2,225)	(100)

	$820	$(15,332)	$(38,927)	$(6,831)

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Income Taxes (Continued)

          The tax effects of temporary differences which give rise to significant portions of deferred tax assets and liabilities consist of:

	Years Ended June 30,
	2010	2009
	(In thousands)
Accounts receivable	$201	$203
Inventories	23,812	20,926
Accrued expenses and other current liabilities	12,459	14,625
Other long-term liabilities	7,534	12,660
Tax loss carryforwards	4,125	15,656
Tax credit carryforwards	11,830	7,590

Gross deferred tax assets	59,961	71,660
Less: valuation allowance	(16,392)	(17,300)

Net deferred tax assets	43,569	54,360

Property, plant and equipment	(9,758)	(8,235)
Non-distributed earnings of foreign subsidiaries	(18,595)	(8,138)
Intangible assets	(126,047)	(145,871)

Gross deferred tax liabilities	(154,400)	(162,244)

Net deferred tax assets (liabilities)	$(110,831)	$(107,884)

          Deferred tax assets have resulted primarily from our future deductible temporary differences and net operating loss and tax credit carryforwards. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. Our ability to realize these deferred tax assets depends upon the generation of sufficient future taxable income to allow for the utilization of the deductible temporary differences and loss and credit carryforwards. If such estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets resulting in additional income tax expense in our consolidated statements of operations. Management evaluates the realizability of the deferred tax assets and the need for additional valuation allowances quarterly. At this time, based on current facts and circumstances, management believes that it is more likely than not that we will realize benefit for our gross deferred tax assets, except those deferred tax assets against which a valuation allowance has been recorded.

          Deferred U.S. income taxes have not been provided on a significant portion of our undistributed foreign earnings through June 30, 2008 since we expect that substantially all of these earnings will be permanently reinvested in foreign operations. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

          Deferred U.S. income taxes have been provided on undistributed foreign earnings for the years ended June 30, 2010 and 2009 since we expect that substantially all of these earnings will be

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Income Taxes (Continued)

distributed to the U.S. During the years ended June 30, 2010 and 2009, we repatriated $15.1 million and $6.8 million respectively, of foreign earnings to fund interest payments required by our credit agreements. Such repatriations will continue for the foreseeable future. As such, effective in fiscal 2009, we have provided U.S. income taxes on foreign income in the year earned and on dividends received related to pre-fiscal 2009 earnings.

          As of June 30, 2010, we had foreign tax credits of $11.7 million that relate to foreign source income upon which U.S. taxes have been provided. The benefit available for foreign tax credits against our U.S. income tax on foreign earnings has not been recognized because it was not considered to be more likely than not that we would generate sufficient foreign source income to be able to claim the credit. Therefore, we have provided a valuation allowance against all foreign tax credits. If factors change such that we conclude that it is more likely than not that we will be able to utilize our foreign tax credits, then we would recognize this benefit through the elimination of the valuation allowance we have set up against the foreign tax credits.

          As of June 30, 2010, we had foreign net operating loss carryforwards of $951,000 in France and $2.5 million in Hong Kong which have no expiration. We had state net operating loss carryforwards that create an available net tax benefit of $2.8 million. We have provided a valuation allowance against all net operating loss carryforwards in France and Hong Kong, $1.1 million of state net tax benefits, $11.7 million of foreign tax credit carryforwards and certain other deferred tax assets that are not deemed realizable.

          The increase in the valuation allowance is primarily for foreign tax credits of $4.9 million and $6.8 million in the years ended June 30, 2010 and 2009, respectively.

          During fiscal 2010, we utilized U.S. research and development tax credit carryforwards of $840,000 which were generated in fiscal 2009.

          We made income tax payments of $6.1 million, $3.6 million, $7.8 million, and $191,000 and received refunds of $633,000, $2.3 million, $27.1 million, and $0 during the years ended June 30, 2010 and 2009, the periods August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007, respectively. As a result of the Merger and the payments to option holders, we had a taxable loss for the period July 1, 2007 to August 14, 2007 of $78.9 million. This net operating loss was carried back to fiscal years 2007 and 2006, resulting in a $27.1 million Federal tax refund, which we received in May 2008.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Income Taxes (Continued)

          The aggregate amount of unrecognized tax benefits included in liabilities was as follows:

	Years Ended
	2010	2009
	(In thousands)
Balance at beginning of year	$1,739	$1,005
Gross increase related to tax positions taken in current fiscal year	64	—
Gross increase related to tax positions taken prior to fiscal year	34	817
Gross decrease of tax benefits related to settlements with taxing authorities	(840)	(83)
Reduction as a result of a lapse of the applicable statute of limitations	(142)	—

Balance at end of year	$855	$1,739

          Interest and penalties related to income tax liabilities were included in income tax expense, consistent with our historical policy and amounted to $61,000, $401,000, $124,000 and $0 for the years ended June 30, 2010 and 2009 and the periods from August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007, respectively. At June 30, 2010 and 2009 accrued interest on uncertain tax positions was $202,000 and $474,000, respectively, net of the Federal benefit.

          In April 2009, we settled a New York state income tax audit for the fiscal years 2005 through 2006 with no payment of taxes. The decrease in the liability of $83,000 in fiscal 2009 was for the reversal of a liability previously recognized.

          In November 2009, we settled a Kansas state income tax audit for the fiscal years 2004 through 2007 and the period from July 1, 2007 to August 14, 2007 resulting in a $1.2 million payment of taxes and $255,000 of interest. The decrease in liability of $840,000 in fiscal 2010 was for a reversal of a liability previously recognized, net of Federal benefit.

          The Internal Revenue Service has audited our fiscal years 2006 and 2007 and the periods July 1, 2007 to August 14, 2007 and August 15, 2007 to June 30, 2008. In August 2010, we received notification that the audit was approved. The net impact of the audit on our recorded tax liabilities was insignificant. The statute of limitations for our fiscal year 2006 Federal tax return and the majority of our state tax returns have expired.

16. Employment Contracts

          We have employment agreements with our officers and certain other key employees for varying periods through 2014 with annual remuneration ranging from $80,000 to $555,000, plus cost of living adjustments and, in some cases, additional compensation based upon earnings of the Company. Future aggregate minimum payments under these contracts are $7.5 million. Certain of the contracts provide for a three-year consulting period at the expiration of the employment term at two-thirds of salary. In addition, certain of these officers have the option to terminate their employment agreements upon a change in control of the Company, as defined, and receive lump sum payments equal to the salary and bonus, if any, for the remainder of the term.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Employee Benefit Plans

401(k) and Profit Sharing Plans

          All of our U.S. employees who are not members of a collective bargaining agreement are eligible to participate in a Company sponsored 401(k) plan. Each participant has the option to contribute a portion of his or her compensation and through June 30, 2009 (when the discretionary match was suspended), to receive a discretionary employer matching contribution. As of July 1, 2010, the discretionary employer matching contribution was reinstated. Furthermore, employees of one subsidiary are eligible to participate in a qualified profit sharing plan and receive an allocation of a discretionary share of the subsidiary's profits. For the fiscal years ended June 30, 2010 and 2009 and the periods August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007, respectively, aggregate expenses related to these 401(k) and profit sharing plans were $2.0 million, $5.3 million, $4.7 million and $413,000, respectively.

Defined Benefit Pension Plan

          The Merger constituted a change in control of the Company that accelerated the vesting of benefits under our Supplemental Executive Retirement Plan ("SERP") in the event of termination of employment of its three then remaining active participants on or prior to August 15, 2008. Additionally, soon after the Merger, the SERP was amended to provide that no additional benefits are earned after August 31, 2007. Accordingly, if a participant's employment was terminated prior to August 15, 2008, the participant would have received a lump sum payment of the present value of the benefits at retirement age based on average pay through August 31, 2007. The additional benefits payable under the SERP resulting from the change of control of $16.6 million was recorded as compensation expense (included in Going Private Transaction expenses) in August 2007 and included in the statement of operations for the period August 15, 2007 to June 30, 2008.

          The Company entered into amended employment agreements with certain participants in the SERP which, among other terms, provided that if such participants remain employed beyond August 15, 2008, which they have, specified payments, approximating the benefits earned under the SERP, plus 6% interest per annum from August 15, 2007, would be payable to those participants in full satisfaction of the benefits payable under the SERP, payable the earlier of December 31, 2008 to January 5, 2009, or upon specified events, including an additional change of control of the Company or termination. The aggregate liability to these participants under the SERP, including the related interest, was $19.9 million and was paid in December 2008 and January 2009.

          As of June 30, 2010, the SERP is unfunded, however, there are funds (primarily the cash surrender value of life insurance policies that specify the SERP as the beneficiary) being held in a rabbi trust for the one remaining individual in the SERP, an officer who retired in 2005. Those assets (which are included in Other Assets) totaled $9.4 million and $8.6 million at June 30, 2010 and 2009, respectively, and are not considered in the fair value of plan assets. An actuarially determined liability of $6.4 million for the one remaining SERP participant is recorded as of June 30, 2010, of which $628,000 and $5.8 million is included in Accrued Expenses and Defined Benefit Plan Obligations, respectively. Payments to the retired officer of $628,000, $628,000, $523,000, and $105,000 were made in the fiscal years 2010 and 2009, and the periods August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007, respectively. We are required to make payments of $628,000 in each fiscal year pursuant to the SERP to this retired officer through December 31, 2015 or upon death, whichever is later.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Employee Benefit Plans (Continued)

          In the fiscal years ended June 30, 2010 and 2009, and the period from August 15, 2007 to June 30, 2008, we recorded $0, $544,000 and $858,000, respectively, of interest expense incurred on the SERP liabilities and $311,000, $444,000 and $343,000 of pension expense, included in general and administrative expenses in the accompanying statement of operations, for an increase in the SERP liability.

Assumptions

          The weighted-average assumptions used to determine benefit obligations and net periodic benefit cost under the SERP was a discount rate of 5.45%, 5.00%, and 5.00% for the years ended June 30, 2010, 2009, and 2008, respectively. The rate of compensation increase was not applicable as the one participant in the SERP whose liability is actuarially determined at June 30, 2010, 2009, and 2008 is an inactive retired employee. The expected long-term return on plan assets was also not applicable as of June 30, 2010 and 2009, since the SERP was unfunded.

18. Legal Matters

          In March 2005, we sold the net assets of our shock and vibration control device manufacturing business, which we refer to as VMC. Under the terms of the sale agreements, we retained certain liabilities relating to adverse environmental conditions that existed at the premises occupied by VMC as of the date of sale. We recorded a liability for the estimated remediation costs related to adverse environmental conditions that existed at the VMC premises when it was sold. The accrued environmental liability at June 30, 2010 is $1.7 million, of which $322,000 is expected to be paid within one year.

          In fiscal 2007, we became aware that certain RadHard bidirectional multipurpose transceivers sold by us since 1999 may have been subject to the licensing jurisdiction of the U.S. Department of State in accordance with ITAR. Accordingly, we filed a Voluntary Disclosure with the Directorate of Defense Trade Controls, Department of State, describing the details of the possible inadvertent misclassification and identifying certain unauthorized exports from the United States to end-users in a number of countries, including China and Russia. Simultaneously, we filed a Commodity Jurisdiction request providing detailed information and data supporting our contention that the product is not subject to ITAR and requesting a determination that such product is not ITAR controlled. On November 15, 2007, we were informed that the U.S. Department of State had determined in response to our Commodity Jurisdiction request that the product is subject to the licensing jurisdiction of the U.S. Department of State in accordance with the ITAR. We requested reconsideration of this determination. On February 7, 2008, we filed an addendum to the above referenced Voluntary Disclosure advising the Directorate of Defense Trade Controls that other products sold by us, similar in nature to the transceiver described above, may also be subject to the ITAR. The Directorate of Defense Trade Controls agreed to extend our time to file such addendum to the Voluntary Disclosure until a decision was rendered with respect to our request for reconsideration of the determination in connection with the above-referenced Commodity Jurisdiction request. On August 5, 2008, we received a letter from the Office of Defense Trade Controls Compliance, or DTCC, requesting that we provide documentation and/or information relating to our compliance initiatives after November 15, 2007 as well as the results of any product reviews conducted by us, and indicating that a civil penalty against us could be warranted in connection with this matter following the review of such materials. We have provided all of the

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Legal Matters (Continued)

materials and documentation requested by the DTCC. Our request for reconsideration of the Commodity Jurisdiction request was denied by the Directorate of Defense Trade Controls on August 19, 2008 which determined that the product is subject to the licensing jurisdiction of the Department of State in accordance with the ITAR. Accordingly, on September 18, 2008, we filed an addendum to our Voluntary Disclosure identifying other products that may have been subject to the licensing jurisdiction of the U.S. Department of State in accordance with the ITAR but were inadvertently misclassified and exported without a license. At this time it is not possible to determine whether any fines or other penalties will be asserted against us or the materiality of any outcome.

          We have also identified other ITAR noncompliance in our past business activities as well as in the pre-acquisition business activities of certain recently acquired companies. These include the inadvertent export of products without a required license and the disclosure of controlled technology to certain foreign national employees. These matters were formally disclosed to the U.S. Department of State in 2009 and 2010. At this time it is not possible to determine whether any fines or other penalties will be asserted against us or the materiality of any outcome.

          We are also involved in various other claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these actions will have a material adverse effect on our business, results of operations, financial position, liquidity or capital resources.

19. Other Commitments and Contingencies

Operating Leases

          Several of our operating facilities and certain machinery and equipment are leased under agreements expiring through 2020. The leases for machinery and equipment generally contain purchase options at the end of their lease term at the then fair value of the related leased assets. Future minimum payments under operating leases as of June 30, 2010 were as follows for the fiscal years:

(In thousands)
2011	$7,080
2012	4,903
2013	3,157
2014	1,737
2015	901
Thereafter	1,550

Future minimum lease payments	$19,328

          Rental expense was $8.3 million, $7.4 million, $7.0 million, and $1.1 million, for the fiscal years ended June 30, 2010 and 2009, and the periods August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007, respectively. Sub-lease rental income was $0, $84,000, $486,000, and $145,000, for the fiscal years ended June 30, 2010 and 2009, and the periods August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007, respectively.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Business Segments

          Our business segments and major products included in each segment, are as follows:

          Microelectronic Solutions ("AMS")

  •
  HiRel microelectronics/semiconductors

  •
  RF and microwave components

  •
  Mixed-signal/digital ASICs

  •
  Motion control products

          Test Solutions ("ATS")

  •
  Wireless test equipment

  •
  Military radio and Private Mobile Radio, or PMR, test equipment

  •
  Avionics test equipment

  •
  Synthetic test equipment

  •
  General purpose test equipment and other

          We are a global provider of radio frequency, or RF, and microwave integrated circuits, components and systems used in the design, development and maintenance of technically demanding, high-performance wireless communication systems. Our solutions include highly specialized microelectronic components and test and measurement equipment used by companies in the space, avionics, defense, commercial wireless communications, medical and other markets. Approximately 34% of our sales for the fiscal year ended June 30, 2010, 37% of our sales for the fiscal year ended June 30, 2009, 29% for the period August 15, 2007 to June 30, 2008, and 21% for the period July 1, 2007 to August 14, 2007 were to agencies of the United States government or to prime defense contractors or subcontractors of the United States government. No customer constituted more than 10% of sales during any of the periods presented. Inter-segment sales were not material and have been eliminated from the tables below.

          The majority of our operations are located in the United States; however, we also have operations in Europe and Asia, with our most significant operations in the U.K. Net sales from facilities located in the U.K. were approximately $116.9 million for the fiscal year ended June 30, 2010, $129.1 million for the fiscal year ended June 30, 2009, $167.7 million for the period August 15, 2007 to June 30, 2008, and $11.7 million for the period July 1, 2007 to August 14, 2007. Total assets of the United Kingdom operations were $159.9 million as of June 30, 2010 and $188.2 million as of June 30, 2009.

          Net sales, based on the customers' locations, attributed to the United States and other regions were as follows:

				Predecessor
	Years Ended June 30,
			August 15, 2007 to June 30, 2008	July 1, 2007 to August 14, 2007
	2010	2009
	(In thousands)

United States of America	$382,537	$350,844	$329,226	$21,183
Europe and Middle East	140,101	140,458	141,422	10,357
Asia and Australia	119,332	98,621	123,887	6,242
Other regions	13,078	9,413	10,456	439

	$655,048	$599,336	$604,991	$38,221

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Business Segments (Continued)

          Selected financial data by segment is as follows:

				Predecessor Entity
	Years Ended June 30,
			August 15, 2007 to June 30, 2008	July 1, 2007 to August 14, 2007
	2010	2009
	(In thousands)

Net sales:
Microelectronic solutions ("AMS")	$322,151	$287,517	$283,695	$19,017
Test solutions ("ATS")	332,897	311,819	321,296	19,204

Net sales	$655,048	$599,336	$604,991	$38,221

Segment adjusted operating income:
— AMS	$89,104	$63,368	$74,802	$24
— ATS	67,621	50,141	54,216	(7,582)
General corporate expense	(9,841)	(11,377)	(8,176)	(2,347)

Adjusted operating income (loss)	146,884	102,132	120,842	(9,905)
Amortization of acquired intangibles
— AMS	(35,032)	(36,635)	(44,085)	(279)
— ATS	(26,883)	(26,327)	(28,991)	(1,413)
Business acquistion costs
— Corporate	(921)	—	—	—
Share based compensation
— AMS	—	—	—	(83)
— ATS	—	—	—	95
— Corporate	(2,076)	(1,955)	(3,123)	(226)
Restructuring charges
— AMS	(172)	—	(414)	—
— ATS	(213)	(4,102)	(6,581)	(3,778)
Lease termination costs
— ATS	—	—	—	(576)
Merger related expenses—Corporate	(2,858)	(4,283)	(4,092)	(1,319)
Loss on liquidation of a foreign subsidiary—ATS	(7,696)	—	—	—
Impairment of goodwill and other intangibles
— AMS	—	(41,225)	—	—
Acquired in-process R&D costs
— AMS	—	(1,665)	(16,335)	—
— ATS	—	—	(8,640)	—
Current period impact of acquisition related adjustments:
Inventory—AMS	(246)	—	(23,817)	(57)
Inventory—ATS	(329)	(668)	(15,151)	—
Depreciation—AMS	(1,000)	(1,143)	(1,025)	—
Depreciation—ATS	(1,139)	(2,702)	(2,882)	—
Depreciation—Corporate	(220)	(220)	(193)	—
Deferred revenue—ATS	(125)	(416)	(2,510)	—
Going Private Transaction expenses—Corporate	—	—	(32,493)	(3,717)

Operating income (loss) (GAAP)	67,974	(19,209)	(69,490)	(21,258)
Interest expense	(83,948)	(83,823)	(74,658)	(275)
Gain from a bargain purchase of a business	3,993	—	—	—
Other income (expense), net	532	11,012	4,617	294

Income (loss) from continuing operations before income taxes	$(11,449)	$(92,020)	$(139,531)	$(21,239)

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Business Segments (Continued)

	Years Ended June 30,
	2010	2009
	(In thousands)
Total assets:
— AMS	$684,180	$689,487
— ATS	531,893	566,120
— Corporate	140,067	105,990

Total assets:	$1,356,140	$1,361,597

				(Predecessor)
	Years Ended June 30,		August 15, 2007 to June 30, 2008	July 1, 2007 to August 14, 2007
	2010	2009
	(In thousands)
Capital expenditures:
— AMS	$11,048	$6,792	$7,087	$338
— ATS	9,500	11,914	5,950	501
— Corporate	467	11	142	249

Total capital expenditures	$21,015	$18,717	$13,179	$1,088

Depreciation and amortization expense:
— AMS	$44,024	$45,471	$51,419	$1,137
— ATS	37,977	38,257	41,060	2,509
— Corporate	695	698	553	16

Total depreciation and amortization expense	$82,696	$84,426	$93,032	$3,662

          Management evaluates the operating results of the two segments based upon adjusted operating income, which is pre-tax operating income, before costs related to amortization of acquired intangibles, share-based compensation, restructuring charges, business acquisition and merger related expenses, lease termination costs, impairment of goodwill and other intangibles, acquired in-process research and development costs, loss on liquidation of foreign subsidiary, the impact of any acquisition related adjustments and Going Private Transaction expenses. We have set out above our adjusted operating income (loss) by segment and in the aggregate, and have provided a reconciliation of operating income (loss) to adjusted operating income (loss) for the periods presented.

21. Guarantor/Non-Guarantor Financial Information

          The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets at June 30, 2010 and 2009 and the statements of operations and cash flows for the fiscal years ended June 30, 2010 and 2009, and the periods from August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007 for Aeroflex Holding ("Parent"), Aeroflex Incorporated, the borrower, the Guarantor Subsidiaries and, on a combined basis, the Non-Guarantor Subsidiaries. The supplemental condensed consolidating financial

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Guarantor/Non-Guarantor Financial Information (Continued)

information reflects for all fiscal periods presented, the investments of Parent in Aeroflex, the investments of Aeroflex in the Guarantor Subsidiaries as well as the investments of Aeroflex and the Guarantor Subsidiaries in the Non-Guarantor Subsidiaries, in all cases using the equity method. The purchase price allocation adjustments, including applicable intangible assets, arising from business acquisitions have been pushed down to the applicable subsidiary columns (see Notes 3 and 4).

          Aeroflex Holding is not a guarantor of Aeroflex's registered debt securities. Each of the Guarantor Subsidiaries is 100% owned by Aeroflex and guarantees the debt on an unconditional and joint and several basis. Aeroflex, as the registrant and issuer of the registered debt, files annual and quarterly financial statements with the Securities and Exchange Commission and includes, in a note to its financial statements, condensed consolidating financial information as described above, excluding the information related to Aeroflex Holding.

Condensed Consolidating Statement of Operations
For the Year Ended June 30, 2010
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$472,286	$189,537	$(6,775)	$655,048
Cost of sales	—	—	237,742	80,841	(6,364)	312,219

Gross profit	—	—	234,544	108,696	(411)	342,829
Selling, general and administrative costs	—	15,916	77,785	35,405	—	129,106
Research and development costs	—	—	50,941	25,197	—	76,138
Amortization of acquired intangibles	—	—	53,106	8,809	—	61,915
Loss on liquidation of foreign subsidiary	—	—	7,696	—	—	7,696

Operating income (loss)	—	(15,916)	45,016	39,285	(411)	67,974
Other income (expense):
Interest expense	—	(83,879)	(66)	(3)	—	(83,948)
Gain from a bargain purchase of a business	—	—	—	3,993	—	3,993
Other income (expense), net	—	(204)	320	416	—	532
Intercompany charges	—	76,785	(75,067)	(1,718)	—	—

Income (loss) before income taxes	—	(23,214)	(29,797)	41,973	(411)	(11,449)
Provision (benefit) for income taxes	—	2,195	(8,342)	6,967	—	820
Equity income (loss) of subsidiaries	(12,269)	13,140	33,667	—	(34,538)	—

Net income (loss)	$(12,269)	$(12,269)	$12,212	$35,006	$(34,949)	$(12,269)

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Operations
For the Year Ended June 30, 2009
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$431,581	$175,317	$(7,562)	$599,336
Cost of sales	—	—	227,200	94,195	(7,164)	314,231

Gross profit	—	—	204,381	81,122	(398)	285,105
Selling, general and administrative costs	—	17,835	73,384	37,137	—	128,356
Research and development costs	—	—	46,272	23,834	—	70,106
Amortization of acquired intangibles	—	—	53,862	9,100	—	62,962
Acquired in-process R&D costs	—	—	—	1,665	—	1,665
Impairment of goodwill and other intangibles	—	—	41,225	—	—	41,225

Operating income (loss)	—	(17,835)	(10,362)	9,386	(398)	(19,209)
Other income (expense):
Interest expense	—	(83,724)	(88)	(11)	—	(83,823)
Other income (expense), net	—	(319)	907	10,424	—	11,012
Intercompany charges	—	80,026	(77,524)	(2,502)	—	—

Income (loss) before income taxes	—	(21,852)	(87,067)	17,297	(398)	(92,020)
Provision (benefit) for income taxes	—	(1,570)	(13,307)	(455)	—	(15,332)
Equity income (loss) of subsidiaries	(76,688)	(56,406)	18,605	—	114,489	—

Net income (loss)	$(76,688)	$(76,688)	$(55,155)	$17,752	$114,091	$(76,688)

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Operations
For the Period from August 15, 2007 to June 30, 2008
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$429,372	$180,832	$(5,213)	$604,991
Cost of sales	—	—	253,291	104,857	(5,195)	352,953

Gross profit	—	—	176,081	75,975	(18)	252,038
Selling, general and administrative costs	—	15,584	66,265	39,237	—	121,086
Research and development costs	—	—	40,097	29,801	—	69,898
Amortization of acquired intangibles	—	—	63,477	9,599	—	73,076
Acquired in-process R&D costs	—	—	21,820	3,155	—	24,975
Going Private Transaction expenses	—	32,493	—	—	—	32,493

Operating income (loss)	—	(48,077)	(15,578)	(5,817)	(18)	(69,490)
Other income (expense):
Interest expense	—	(74,563)	(95)	—	—	(74,658)
Other income (expense), net	—	1,943	147	2,527	—	4,617
Intercompany charges	—	81,994	(80,482)	(1,512)	—	—

Income (loss) from continuing operations before income taxes	—	(38,703)	(96,008)	(4,802)	(18)	(139,531)
Provision (benefit) for income taxes	—	(11,525)	(28,589)	1,187	—	(38,927)

Income (loss) from continuing operations	—	(27,178)	(67,419)	(5,989)	(18)	(100,604)
Loss from discontinued operations, net of tax	—	—	(4,821)	—	—	(4,821)
Equity income (loss) of subsidiaries	(105,425)	(78,247)	(5,712)	—	189,384	—

Net income (loss)	$(105,425)	$(105,425)	$(77,952)	$(5,989)	$189,366	$(105,425)

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Operations
For the Period from July 1, 2007 to August 14, 2007
(In thousands)

	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$25,858	$12,809	$(446)	$38,221
Cost of sales	—	15,066	8,074	(279)	22,861

Gross profit	—	10,792	4,735	(167)	15,360
Selling, general and administrative costs	3,892	7,571	7,568	—	19,031
Research and development costs	—	5,526	6,652	—	12,178
Amortization of acquired intangibles	—	601	1,091	—	1,692
Going Private Transaction expenses	3,717	—	—	—	3,717

Operating income (loss)	(7,609)	(2,906)	(10,576)	(167)	(21,258)
Other income (expense):
Interest expense	(261)	(14)	—	—	(275)
Other income (expense), net	157	27	110	—	294
Intercompany charges	5,544	(5,109)	(435)	—	—

Income (loss) from continuing operations before income taxes	(2,169)	(8,002)	(10,901)	(167)	(21,239)
Provision (benefit) for income taxes	(853)	(3,145)	(2,833)	—	(6,831)

Income (loss) from continuing operations	(1,316)	(4,857)	(8,068)	(167)	(14,408)
Loss from discontinued operations, net of tax	—	(2,508)	—	—	(2,508)
Equity income (loss) of subsidiaries	(15,600)	(7,814)	—	23,414	—

Net income (loss)	$(16,916)	$(15,179)	$(8,068)	$23,247	$(16,916)

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Balance Sheet
As of June 30, 2010
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$75,187	$(3,821)	$29,297	$—	$100,663
Accounts receivable, net	—	—	88,051	53,544	—	141,595
Inventories	—	—	94,669	33,209	(1,310)	126,568
Deferred income taxes	—	4,939	23,224	(145)	—	28,018
Prepaid expenses and other current assets	—	3,046	2,840	5,097	—	10,983

Total current assets	—	83,172	204,963	121,002	(1,310)	407,827
Property, plant and equipment, net	—	12,491	69,150	20,021	—	101,662
Non-current marketable securities, net	—	9,769	—	—	—	9,769
Deferred financing costs, net	—	20,983	—	—	—	20,983
Other assets	—	13,634	6,385	1,799	—	21,818
Intangible assets with definite lives, net	—	—	207,849	30,464	—	238,313
Intangible assets with indefinite lives	—	—	85,404	24,490	—	109,894
Goodwill	—	(10)	404,632	41,252	—	445,874

Total assets	$—	$140,039	$978,383	$239,028	$(1,310)	$1,356,140

Liabilities and Stockholder's Equity
Current liabilities:
Current portion of long-term debt	$—	$21,457	$360	$—	$—	$21,817
Accounts payable	—	4	14,376	14,423	—	28,803
Advanced payments by customers and deferred revenue	—	—	19,091	11,650	—	30,741
Income taxes payable	—	969	43	3,603	—	4,615
Accrued payroll expenses	—	2,198	18,834	2,050	—	23,082
Accrued expenses and other current liabilities	—	33,904	12,598	12,315	—	58,817

Total current liabilities	—	58,532	65,302	44,041	—	167,875
Long-term debt	—	879,645	385	—	—	880,030
Deferred income taxes	—	15,835	109,570	13,444	—	138,849
Defined benefit plan obligations	—	5,763	—	—	—	5,763
Other long-term liabilities	—	1,595	8,303	2,741	—	12,639
Intercompany investment	(390,350)	102,835	60,154	227,361	—	—
Intercompany receivable/payable	—	(842,950)	878,174	(34,740)	(484)	—

Total liabilities	(390,350)	221,255	1,121,888	252,847	(484)	1,205,156
Stockholder's equity:	390,350	(81,216)	(143,505)	(13,819)	(826)	150,984

Total liabilities and stockholder's equity	$—	$140,039	$978,383	$239,028	$(1,310)	$1,356,140

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Balance Sheet
As of June 30, 2009
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$31,221	$(15)	$26,542	$—	$57,748
Accounts receivable, net	—	—	86,530	43,899	—	130,429
Inventories	—	—	103,674	32,827	(898)	135,603
Deferred income taxes	—	3,452	25,681	6,031	—	35,164
Prepaid expenses and other current assets	—	2,623	2,542	4,773	—	9,938

Total current assets	—	37,296	218,412	114,072	(898)	368,882
Property, plant and equipment, net	—	12,720	67,624	20,563	—	100,907
Non-current marketable securities, net	—	17,677	—	—	—	17,677
Deferred financing costs, net	—	25,754	—	—	—	25,754
Other assets	—	12,551	2,243	631	—	15,425
Intangible assets with definite lives, net	—	—	253,225	39,328	—	292,553
Intangible assets with indefinite lives	—	—	85,404	26,862	—	112,266
Goodwill	—	(10)	388,913	39,230	—	428,133

Total assets	$—	$105,988	$1,015,821	$240,686	$(898)	$1,361,597

Liabilities and Stockholder's Equity
Current liabilities:
Current portion of long-term debt	$—	$5,250	$340	$—	$—	$5,590
Accounts payable	—	285	20,553	15,736	—	36,574
Advance payments by customers and deferred revenue	—	—	17,433	15,985	—	33,418
Income taxes payable	—	587	—	4,493	—	5,080
Accrued payroll expenses	—	1,600	15,148	2,128	—	18,876
Accrued expenses and other current liabilities	—	25,418	11,079	11,441	—	47,938

Total current liabilities	—	33,140	64,553	49,783	—	147,476
Long-term debt	—	883,013	745	—	—	883,758
Deferred income taxes	—	(11,453)	138,725	15,776	—	143,048
Defined benefit plan obligations	—	6,079	—	—	—	6,079
Other long-term liabilities	—	16,825	1,271	3,380	—	21,476
Intercompany investment	(390,350)	121,715	41,022	227,613	—	—
Intercompany receivable/payable	—	(880,752)	902,126	(20,891)	(483)	—

Total liabilities	(390,350)	168,567	1,148,442	275,661	(483)	1,201,837
Stockholder's equity	390,350	(62,579)	(132,621)	(34,975)	(415)	159,760

Total liabilities and stockholder's equity	$—	$105,988	$1,015,821	$240,686	$(898)	$1,361,597

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows
For the Year Ended June 30, 2010
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$(12,269)	$(12,269)	$12,212	$35,006	$(34,949)	$(12,269)
Changes in operating assets and liabilities and non-cash items included in net income (loss)	12,269	53,416	(888)	(5,426)	34,949	94,320

Net cash provided by (used in) operating activities	—	41,147	11,324	29,580	—	82,051

Cash flows from investing activities:
Payment for purchase of businesses, net of cash acquired	—	(17,113)	—	(2,700)	—	(19,813)
Capital expenditures	—	(467)	(15,681)	(4,867)	—	(21,015)
Proceeds from sale of marketable securities	—	8,580	—	—	—	8,580
Proceeds from the sale of property, plant and equipment	—	—	891	594	—	1,485
Intercompany return on investment	—	20,154	—	(20,154)	—	—
Other, net	—	(385)	—	—	—	(385)

Net cash provided by (used in) investing activities	—	10,769	(14,790)	(27,127)	—	(31,148)

Cash flows from financing activities:
Debt repayments	—	(5,250)	(340)	—	—	(5,590)

Net cash provided by (used in) financing activities	—	(5,250)	(340)	—	—	(5,590)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(2,398)	—	(2,398)

Net increase (decrease) in cash and cash equivalents	—	46,666	(3,806)	55	—	42,915
Cash and cash equivalents at beginning of period	—	31,221	(15)	26,542	—	57,748

Cash and cash equivalents at end of period	$—	$77,887	$(3,821)	$26,597	$—	$100,663

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows
For the Year Ended June 30, 2009
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$(76,688)	$(76,688)	$(55,155)	$17,752	$114,091	$(76,688)
Changes in operating assets and liabilities and non-cash items included in net income (loss)	76,688	70,094	70,023	28,431	(114,091)	131,145

Net cash provided by (used in) operating activities	—	(6,594)	14,868	46,183	—	54,457

Cash flows from investing activities:
Payment for purchase of businesses, net of cash acquired	—	(18,935)	—	—	—	(18,935)
Capital expenditures	—	(11)	(13,377)	(5,329)	—	(18,717)
Proceeds from the sale of property, plant and equipment	—	—	1,197	242	—	1,439
Intercompany return on investment	—	23,066	—	(23,066)	—	—

Net cash provided by (used in) investing activities	—	4,120	(12,180)	(28,153)	—	(36,213)

Cash flows from financing activities:
Debt repayments	—	(5,250)	(324)	—	—	(5,574)
Debt financing costs	—	(340)	—	—	—	(340)

Net cash provided by (used in) financing activities of continuing operations	—	(5,590)	(324)	—	—	(5,914)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(8,731)	—	(8,731)

Net increase (decrease) in cash and cash equivalents	—	(8,064)	2,364	9,299	—	3,599
Cash and cash equivalents at beginning of period	—	39,285	(2,379)	17,243	—	54,149

Cash and cash equivalents at end of period	$—	$31,221	$(15)	$26,542	$—	$57,748

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows
For the Period from August 15, 2007 to June 30, 2008
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$(105,425)	$(105,425)	$(77,952)	$(5,989)	$189,366	$(105,425)
Loss from discontinued operations, net of tax	—	—	4,821	—	—	4,821

Income (loss) from continuing operations	(105,425)	(105,425)	(73,131)	(5,989)	189,366	(100,604)
Changes in operating assets and liabilities and non cash items, included in net income (loss)	105,425	95,482	88,036	15,223	(189,366)	114,800

Net cash provided by (used in) continuing operations	—	(9,943)	14,905	9,234	—	14,196
Net cash provided by (used in) discontinued operations	—	—	(5,286)	—	—	(5,286)

Net cash provided by (used in) operating activities	—	(9,943)	9,619	9,234	—	8,910

Cash flows from investing activities:
Acquisition of predecessor entity, net of cash acquired	—	(1,128,915)	(2,593)	13,215	—	(1,118,293)
Payment for purchase of businesses, net of cash acquired	—	(11,145)	—	—	—	(11,145)
Capital expenditures	—	(142)	(9,386)	(3,651)	—	(13,179)
Proceeds from the sale of property, plant and equipment	—	—	52	177	—	229
Purchase of marketable securities	—	(631,805)	—	—	—	(631,805)
Proceeds from sale of marketable securities	—	611,853	—	—	—	611,853

Net cash provided by (used in) investing activities of continuing operations	—	(1,160,154)	(11,927)	9,741	—	(1,162,340)
Net cash provided by (used in) discontinued operations	—	—	(36)	—	—	(36)

Net cash provided by (used in) investing activities	—	(1,160,154)	(11,963)	9,741	—	(1,162,376)

Cash flows from financing activities:
Proceeds from issuance of common stock	—	378,350	—	—	—	378,350
Borrowings under debt agreements	—	870,000	—	—	—	870,000
Debt repayments	—	(5,746)	(35)	(302)	—	(6,083)
Debt financing costs	—	(33,222)	—	—	—	(33,222)
Amounts paid for withholding taxes on stock option exercises	—	(14,142)	—	—	—	(14,142)
Withholding taxes collected for stock option exercises	—	14,142	—	—	—	14,142

Net cash provided by (used in) financing activities of continuing operations	—	1,209,382	(35)	(302)	—	1,209,045

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(1,430)	—	(1,430)

Net increase in cash and cash equivalents	—	39,285	(2,379)	17,243	—	54,149
Cash and cash equivalents at beginning of period	—	—	—	—	—	—

Cash and cash equivalents at end of period	$—	$39,285	$(2,379)	$17,243	$—	$54,149

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows
For the Period from July 1, 2007 to August 14, 2007
(In thousands)

	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$(16,916)	$(15,179)	$(8,068)	$23,247	$(16,916)
Loss from discontinued operations, net of tax	—	2,508	—	—	2,508

Income (loss) from continuing operations	(16,916)	(12,671)	(8,068)	23,247	(14,408)
Changes in operating assets and liabilities and non cash items, included in net income (loss)	23,110	12,708	13,591	(23,247)	26,162

Net cash provided by (used in) continuing operations	6,194	37	5,523	—	11,754
Net cash provided by (used in) discontinued operations	—	(461)	—	—	(461)

Net cash provided by (used in) operating activities	6,194	(424)	5,523	—	11,293

Cash flows from investing activities:
Capital expenditures	(249)	(587)	(252)	—	(1,088)
Purchase of marketable securities	(53,828)	—	—	—	(53,828)
Proceeds from sale of marketable securities	63,328	—	—	—	63,328

Net cash provided by (used in) investing activities of continuing operations	9,251	(587)	(252)	—	8,412
Net cash provided by (used in) discontinued operations	—	(6)	—	—	(6)

Net cash provided by (used in) investing activities	9,251	(593)	(252)	—	8,406

Cash flows from financing activities:
Debt repayments	(26)	(3)	—	—	(29)
Debt financing costs	(477)	—	—	—	(477)
Excess tax benefits from share based compensation arrangements	12,542	—	—	—	12,542
Proceeds from the exercise of stock options and warrants	583	—	—	—	583
Amounts paid for withholding taxes on stock option exercises	(56)	—	—	—	(56)
Withholding taxes collected for stock option exercises	56	—	—	—	56

Net cash provided by (used in) financing activities of continuing operations	12,622	(3)	—	—	12,619

Effect of exchange rate changes on cash and cash equivalents	—	—	178	—	178

Net increase (decrease) in cash and cash equivalents	28,067	(1,020)	5,449	—	32,496
Cash and cash equivalents at beginning of period	6,807	(1,573)	7,766	—	13,000

Cash and cash equivalents at end of period	$34,874	$(2,593)	$13,215	$—	$45,496

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Subsequent Event

Acquisition of Advanced Control Components, Inc.

          On August 31, 2010, we acquired 100% of the stock of Advanced Control Components, Inc., or ACC, with the payment of $19.2 million, which was net of a preliminary working capital adjustment, made at closing. The purchase price is subject to a working capital adjustment if the adjusted net working capital at the date of closing is less than the target set forth in the purchase agreement. ACC, located in Eatontown, New Jersey, designs, manufacturers and markets a wide range of RF and microwave products for the military, civilian radar, scientific and communications markets. ACC is included in our Microelectronic Solutions segment. On a pro forma basis, had this acquisition taken place as of the beginning of the periods presented, our results of operations for those periods would not have been materially affected.

23. Stock Split and Net Loss Per Common Share

Stock Split

          Our board of directors authorized a 65,000,000-for-1 common stock split which was effective on November 18, 2010. Stockholder's equity has been retroactively adjusted to give effect to the stock split for all Successor periods presented by reclassifying the par value of the additional shares issued in connection with the split from additional paid-in capital to common stock. In addition, all share numbers and per share amounts in the consolidated financial statements have been retroactively adjusted to give effect to the stock split.

Net Loss Per Common Share

          The consolidated statements of operations present basic and diluted net loss per common share. As we do not have any potentially dilutive shares, both basic and diluted net loss per common share are computed by dividing net loss by the weighted average number of common shares outstanding for the period.

24. Quarterly Financial Data (Unaudited):

  (In thousands, except per share data)

	Quarter
					Year Ended June 30,
2010	First	Second	Third	Fourth
Net sales	$130,116	$166,739	$168,435	$189,758	$655,048
Gross profit	64,994	86,594	90,297	100,944	342,829
Net income (loss)	(20,543)	(10,614)	2,856	16,032	(12,269)
Net income (loss) per share:
Basic and diluted	$(0.32)	$(0.16)	$0.04	$0.25	$(0.19)

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. Quarterly Financial Data (Unaudited): (Continued)

	Quarter
					Year Ended June 30,
2009	First	Second	Third	Fourth
Net sales	$140,845	$156,815	$139,439	$162,237	$599,336
Gross profit	67,359	73,159	66,605	77,982	285,105
Net income (loss)	(6,897)	(4,107)	(13,734)	(51,950)	(76,688)
Net income (loss) per share:
Basic and diluted	$(0.11)	$(0.06)	$(0.21)	$(0.80)	$(1.18)

          Note: All share and per share amounts have been retroactively adjusted to give effect to a 65,000,000-for-1 common stock split which was effective on November 18, 2010.

Aeroflex Holding Corp. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	September 30, 2010	June 30, 2010
Assets
Current assets:
Cash and cash equivalents	$65,130	$100,663
Accounts receivable, less allowance for doubtful accounts of $2,185 and $1,821	129,306	141,595
Inventories	142,553	126,568
Deferred income taxes	26,938	28,018
Prepaid expenses and other current assets	13,681	10,983

Total current assets	377,608	407,827
Property, plant and equipment, net	103,398	101,662
Non-current marketable securities, net	9,806	9,769
Deferred financing costs, net	19,790	20,983
Other assets	22,888	21,818
Intangible assets with definite lives, net	230,302	238,313
Intangible assets with indefinite lives	114,168	109,894
Goodwill	459,494	445,874

Total assets	$1,337,454	$1,356,140

Liabilities and Stockholder's Equity
Current liabilities:
Current portion of long-term debt	$360	$21,817
Accounts payable	37,851	28,803
Advance payments by customers and deferred revenue	30,218	30,741
Income taxes payable	2,475	4,615
Accrued payroll expenses	22,590	23,082
Accrued expenses and other current liabilities	53,774	58,817

Total current liabilities	147,268	167,875
Long-term debt	882,463	880,030
Deferred income taxes	130,782	138,849
Defined benefit plan obligations	5,684	5,763
Other long-term liabilities	14,103	12,639

Total liabilities	1,180,300	1,205,156

Stockholder's equity:
Common stock, par value $.01 per share; authorized 300,000 shares; issued and outstanding 65,000 shares (Note 16)	650	650
Additional paid-in capital	398,466	398,291
Accumulated other comprehensive income (loss)	(41,763)	(53,575)
Accumulated deficit	(200,199)	(194,382)

Total stockholder's equity	157,154	150,984

Total liabilities and stockholder's equity	$1,337,454	$1,356,140

See notes to unaudited condensed consolidated financial statements.

Aeroflex Holding Corp. and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	Three Months Ended September 30,
	2010	2009
Net sales	$155,931	$130,116
Cost of sales	76,514	65,122

Gross profit	79,417	64,994

Selling, general and administrative costs	37,509	30,238
Research and development costs	22,742	17,181
Amortization of acquired intangibles	15,963	15,605
Loss on liquidation of foreign subsidiary	—	7,696

	76,214	70,720

Operating income (loss)	3,203	(5,726)

Other income (expense):
Interest expense	(21,238)	(21,039)
Other income (expense), net	(29)	57

Total other income (expense)	(21,267)	(20,982)

Loss before income taxes	(18,064)	(26,708)
Provision (benefit) for income taxes	(12,247)	(6,165)

Net loss	$(5,817)	$(20,543)

Net loss per common share:
Basic and diluted (Note 16)	$(0.09)	$(0.32)

Weighted average number of common shares outstanding:
Basic and diluted	65,000	65,000

See notes to unaudited condensed consolidated financial statements.

Aeroflex Holding Corp. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Three Months Ended September 30,
	2010	2009
Cash flows from operating activities:
Net income (loss)	$(5,817)	$(20,543)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	20,886	21,246
Loss on liquidation of foreign subsidiary	—	7,696
Deferred income taxes	(13,305)	(6,656)
Share-based compensation	513	489
Amortization of deferred financing costs	1,193	1,193
Paid in kind interest	2,434	4,363
Other, net	905	572
Change in operating assets and liabilities, net of effects from purchases of businesses:
Decrease (increase) in accounts receivable	16,607	40,066
Decrease (increase) in inventories	(11,964)	(3,729)
Decrease (increase) in prepaid expenses and other assets	(3,165)	(2,872)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	(855)	(28,605)

Net cash provided by (used in) operating activities	7,432	13,220

Cash flows from investing activities:
Payment for purchase of business, net of cash acquired	(19,185)	—
Capital expenditures	(4,708)	(3,224)
Proceeds from sale of marketable securities	—	1,000
Other, net	438	(236)

Net cash provided by (used in) investing activities	(23,455)	(2,460)

Cash flows from financing activities:
Debt repayments	(21,458)	(1,313)

Net cash provided by (used in) financing activities	(21,458)	(1,313)

Effect of exchange rate changes on cash and cash equivalents	1,948	(191)

Net increase (decrease) in cash and cash equivalents	(35,533)	9,256
Cash and cash equivalents at beginning of period	100,663	57,748

Cash and cash equivalents at end of period	$65,130	$67,004

See notes to unaudited condensed consolidated financial statements.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

          The accompanying unaudited condensed consolidated financial information of Aeroflex Holding Corp. and subsidiaries (the "Company", "we", or "our") has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and the rules and regulations of the United States Securities and Exchange Commission ("SEC"), and reflects all adjustments, consisting only of normal recurring adjustments, which in management's opinion are necessary to state fairly the Company's financial position as of September 30, 2010, results of operations for the three month periods ended September 30, 2010 and 2009 and cash flows for the three month periods ended September 30, 2010 and 2009. The June 30, 2010 balance sheet information has been derived from audited financial statements, but does not include all information or disclosures required by U.S. GAAP.

          The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of sales and expenses during the reporting period. Actual results may differ from those estimates, and such differences may be material to the financial statements.

          These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included elsewhere in this Prospectus.

          During the three months ended September 30, 2010, we identified an overstatement of deferred income tax liabilities established in the fourth quarter of fiscal 2009 and throughout fiscal 2010 related to U.S. income taxes provided on foreign source income. After consideration of both quantitative and qualitative factors, we determined the amounts were not material to any of those prior period financial statements or the fiscal 2011 estimated results and thus corrected the balance in the three months ended September 30, 2010. Accordingly, the consolidated balance sheet at September 30, 2010 presented in this Prospectus has been adjusted to reduce deferred income tax liabilities by $3.7 million, with a corresponding increase in income tax benefit in the statement of operations for the three months ended September 30, 2010. The adjustment did not impact the statement of cash flows.

          Results of operations for interim periods are not necessarily indicative of results to be expected for the full fiscal year or any future periods.

2. Accounting Pronouncements

Recently Adopted Accounting Pronouncements

          On July 1, 2010, we adopted the authoritative guidance issued by the FASB on the consolidation of variable interest entities. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The adoption of this new guidance did not have an impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

          In January 2010, the FASB issued authoritative guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires a roll forward of activities on purchases, sales, issuance, and settlements on a gross basis of the

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Accounting Pronouncements (Continued)

assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). We believe the adoption on July 1, 2011 of the gross presentation of the Level 3 roll forward will not have a material impact on our consolidated financial statements.

3. Acquisition of Businesses and Intangible Assets

Test Evolution Corporation

          On October 1, 2007, we purchased 40% of the outstanding stock of Test Evolution Corporation, or TEC, for $4.0 million. TEC, located in Massachusetts, develops and manufactures digital, analog and RF semiconductor automated test equipment. We have determined that we have control of this company and have consolidated TEC's assets and liabilities and results of operations, all of which were insignificant, into our financial statements commencing October 1, 2007. On August 5, 2010, we invested another $2.0 million in TEC. At September 30, 2010, as a result of this and other capital transactions, our ownership interest increased to 51%. The amounts attributable to the non-controlling interest in TEC's equity and results of operations are not material to our consolidated financial statements and have been included in other long-term liabilities and other income (expense), respectively.

Advanced Control Components

          On August 31, 2010, we acquired 100% of the stock of Advanced Control Components, Inc., or ACC, for $19.2 million in cash, which was net of a preliminary working capital adjustment made at closing. The purchase price is subject to a further working capital adjustment, based on the amount by which the final adjusted net working capital at the date of closing is lower than the target set forth in the purchase agreement. ACC, located in Eatontown, New Jersey, designs, manufacturers and markets a wide range of radio frequency, or RF, and microwave products for the military, civilian radar, scientific and communications markets. ACC is included in our Microelectronic Solutions segment.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Acquisition of Businesses and Intangible Assets (Continued)

          We allocated the purchase price based on the estimated fair value of the assets acquired and liabilities assumed as follows:

(In thousands)
Current assets (excluding cash of $15)	$4,961
Property, plant and equipment	1,156
Other assets	60
Customer related intangibles	5,680
Non-compete arrangements	30
Tradenames	3,010
Goodwill	10,608

Total assets acquired	25,505

Current liabilities	(2,744)
Deferred taxes	(3,576)

Total liabilities assumed	(6,320)

Net assets acquired	$19,185

          The customer related intangibles and non-compete arrangements are being amortized on a straight-line basis over a range of 1 to 9 years. The tradenames have an indefinite life. The goodwill is not deductible for tax purposes.

          On a pro forma basis, had the ACC acquisition taken place as of the beginning of the periods presented, our results of operations for those periods would not have been materially affected.

Intangible Assets with Definite Lives

          The components of amortizable intangible assets were as follows:

	September 30, 2010		June 30, 2010
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)
Developed technology	$199,759	$104,251	$197,422	$94,672
Customer related intangibles	228,805	101,821	222,026	94,656
Non-compete arrangements	10,335	4,995	10,087	4,420
Tradenames	3,326	856	3,184	658

Total	$442,225	$211,923	$432,719	$194,406

          The aggregate amortization expense for amortizable intangible assets was $16.0 million and $15.6 million for the three months ended September 30, 2010 and 2009, respectively.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Acquisition of Businesses and Intangible Assets (Continued)

          The estimated aggregate amortization expense for each of the twelve month periods ending September 30, is as follows:

(In thousands)
2011	$63,194
2012	61,470
2013	52,315
2014	24,730
2015	17,191

Goodwill

          The carrying amount of goodwill, by segment, was as follows:

	Microelectronic Solutions	Test Solutions	Total
	(In thousands)
Balance at June 30, 2010	$287,136	$158,738	$445,874
Goodwill recorded for acquisition of ACC	10,608	—	10,608
Other	(40)	—	(40)
Impact of foreign currency translation	1,513	1,539	3,052

Balance at September 30, 2010	$299,217	$160,277	$459,494

4. Restructuring Charges

          The following table sets forth the charges and payments related to the restructuring liability for the period indicated:

	Balance June 30, 2010	Three Months Ended September 30, 2010			Balance September 30, 2010
	Restructuring Liability	Net Additions	Cash Payments	Effect of foreign currency	Restructuring Liability
	(In thousands)
Work force reduction	$172	$1,219	$(327)	$25	$1,089
Closure of facilities	632	580	(533)	35	714

Total	$804	$1,799	$(860)	$60	$1,803

          For the three months ended September 30, 2010, we recorded a $1.8 million charge in connection with continued restructuring activities of certain manufacturing operations, which consisted of $1.2 million of severance and other related costs related to consolidation and reorganization efforts in our U.K. operations and one of our components facilities in connection with the ACC acquisition and $580,000 of facility closure costs in our U.K. operations.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Inventories

          Inventories consisted of the following:

	September 30, 2010	June 30, 2010
	(In thousands)
Raw materials	$68,320	$61,278
Work in process	50,865	44,022
Finished goods	23,368	21,268

	$142,553	$126,568

6. Product Warranty

          We warrant our products against defects in design, materials and workmanship, generally for one year from their date of shipment. A provision for estimated future costs relating to these warranties is recorded in cost of sales when the related revenue is recognized. Quarterly we analyze our warranty liability for reasonableness based on a 15-month history of warranty costs incurred, the nature of the products shipped subject to warranty and anticipated warranty trends.

          Activity for the three months ended September 30, 2010 related to our product warranty liability, which is reflected in Accrued Expenses and Other Current Liabilities in the accompanying consolidated balance sheets, was as follows:

(In thousands)
Balance at June 30, 2010	$2,762
Provision for warranty obligations	681
Cost of warranty obligations	(627)
Foreign currency impact	66

Balance at September 30, 2010	$2,882

7. Derivative Financial Instruments

          We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We enter into interest rate swap derivatives to manage the effects of interest rate movements on portions of our debt. We also enter into foreign currency forward contracts, not designated as hedging instruments, to protect us from fluctuations in exchange rates.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Derivative Financial Instruments (Continued)

          The fair values of our derivative financial instruments included in the consolidated balance sheets as of September 30, 2010 and June 30, 2010 are presented as follows:

	Asset (Liability) Derivatives
	September 30, 2010		June 30, 2010
	Balance Sheet Location	Fair Value(1)	Balance Sheet Location	Fair Value(1)
	(In thousands)
Derivatives designated as hedging instruments:
Interest rate swap contracts	Accrued expenses and other current liabilities	$(3,747)	Accrued expenses and other current liabilities	$(6,613)
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Accrued expenses and other current liabilities	(333)	Accrued expenses and other current liabilities	(293)

Total derivatives, net		$(4,080)		$(6,906)

(1)
See Note 8 for further information about how the fair values of derivative assets and liabilities are determined.

          The gains and losses related to our derivative financial instruments designated as hedging instruments for the three months ended September 30, 2010 and 2009 were as follows:

	Amount of Gain or (Loss) Recognized on Derivatives in Other Comprehensive Income (Effective Portion)(1)
	Three Months Ended September 30,
Derivatives in Cash Flow Hedging Relationships
	2010	2009
	(In thousands)
Interest rate swap contracts	$(575)	$(3,081)

	Amount of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income into Income (Effective Portion)(1)
	Three Months Ended September 30,
Location of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income into Income (Effective Portion)
	2010	2009
	(In thousands)
Interest expense	$(3,441)	$(3,401)

(1)
See Note 11 for additional information on changes to accumulated other comprehensive income (loss).

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Derivative Financial Instruments (Continued)

          The amounts of the gains and losses related to our derivative financial instruments not designated as hedging instruments for the three months ended September 30, 2010 and 2009 were as follows:

		Amount of Gain or (Loss) Recognized in Earnings on Derivative
		Three Months Ended September 30,
Derivatives Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Earnings on Derivative
		2010	2009
		(In thousands)
Foreign currency forward contracts	Other income (expense)	$(40)	$318

Interest Rate Swap Cash-Flow Hedges

          We enter into interest rate swap contracts with counterparties that are rated investment grade to manage the effects of interest rate movements on portions of our debt. Such contracts effectively fix the borrowing rates on floating rate debt to limit the exposure against the risk of rising rates. We do not enter into interest rate swap contracts for speculative purposes. Our interest rate swap contracts outstanding as of September 30, 2010, all of which were entered into in fiscal 2008 for an aggregate notional amount of $422.7 million, have varying maturities through February 2011.

Foreign Currency Contract Derivatives

          Foreign currency contracts are used to protect us from fluctuations in exchange rates. We enter into foreign currency contracts, which are not designated as hedges. The change in fair value is included in other income (expense) as it occurs. As of September 30, 2010, we had $47.2 million of notional value foreign currency forward contracts maturing through October 29, 2010. Notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of cash settlements under the contracts.

8. Fair Value Measurements

          We account for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring the fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Fair Value Measurements (Continued)

on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.
Level 2:
Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3:
Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instruments' valuation.

          The following table presents for each hierarchy level, financial assets and liabilities measured at fair value on a recurring basis:

As of September 30, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Assets:
Non-current marketable securities	$—	$—	$9,806	$9,806

Liabilities:
Foreign currency forward contracts	$—	$333	$—	$333
Interest rate swap contracts	—	3,747	—	3,747

Total Liabilities	$—	$4,080	$—	$4,080

As of June 30, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Assets:
Non-current marketable securities	$—	$—	$9,769	$9,769

Liabilities:
Foreign currency forward contracts	$—	$293	$—	$293
Interest rate swap contracts	—	6,613	—	6,613

Total Liabilities	$—	$6,906	$—	$6,906

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Fair Value Measurements (Continued)

          The following table presents the changes in the carrying value of the Company's assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended September 30, 2010:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Auction Rate Securities
(In thousands)
Balance at June 30, 2010	$9,769
Unrealized gain (loss) in accumulated other comprehensive income (loss)	37

Balance at September 30, 2010	$9,806

          Non-Current Marketable Securities—Non-current marketable securities consist of auction rate securities that currently have no active market from which we could obtain pricing. We have classified auction rate securities as Level 3 as their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the securities. To date, we have collected all interest payments on all of our auction rate securities when due. Furthermore, we have the intent and are able to hold these securities until the credit markets recover, or until their maturities, which range from 2037 through 2041, if necessary. However, based on a discounted cash flow analysis, which considered, among other items, the collateral underlying the securities, the credit worthiness of the issuer, the timing of future cash flows and liquidity risks, at September 30, 2010, we had a $1.3 million valuation allowance against the auction rate securities.

          As fair values have continued to be below cost, we have considered various factors in determining that at September 30, 2010 a credit loss did not exist and there was no requirement to recognize an other than temporary impairment charge, including the length of time and the extent to which the fair value has been below the cost basis, the timely receipt of all interest payments, the rating of the security, the relatively low volatility of the security's fair value, the current financial condition of the issuer and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

          Foreign Currency Forward Contracts—The fair value of our foreign currency forward contracts were determined using a pricing model with all significant inputs based on observable market data such as measurement date spot and forward rates.

          Interest Rate Swap Contracts—The fair value of our outstanding interest rate swap contracts were based on valuations received from the counterparties and corroborated by measurement date equivalent swap rates.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Long Term Debt and Credit Agreements

          The fair value of our debt instruments are summarized as follows:

	September 30, 2010
	Carrying Amount	Estimated Fair Value
	(In thousands)
Senior secured B-1 term loan	$372,651	$361,472
Senior secured B-2 term loan	116,454	112,960
Senior unsecured notes	225,000	244,125
Senior subordinated unsecured term loan	167,973	145,297
Other	745	745

Total debt	$882,823	$864,599

          As of June 30, 2010, our total debt had a carrying value of $901.8 million and a fair value of $877.7 million.

          The estimated fair values of each of our debt instruments are based on quoted market prices for the same or similar issues. Fair value estimates related to our debt instruments are made at a specific point in time based on relevant market information. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

          As of September 30, 2010, we are in compliance with all of the covenants contained in our loan agreements.

          Interest paid was $21.6 million and $22.0 million for the three months ended September 30, 2010 and 2009, respectively. Accrued interest of $9.8 million and $13.9 million was included in accrued expenses and other current liabilities at September 30, 2010 and June 30, 2010, respectively.

10. Loss on Liquidation of Foreign Subsidiary

          In connection with the acquisition of one of our wireless businesses in the U.K. in 2003, we set up a foreign partnership to finance the acquisition. We invested $19.5 million in the partnership and the partnership advanced those funds to our foreign holding company in the form of a loan, the proceeds of which was used for the acquisition.

          During the quarter ended September 30, 2009, the loan was fully repaid to the partnership, with interest, and we received a return of capital and dividends. The partnership has been substantially liquidated.

          As a result of changes in foreign currency rates, there was a cumulative translation adjustment of $7.7 million remaining after substantially all of the assets have been returned to us and substantially all of the liabilities have been satisfied. In accordance with U.S. GAAP, this remaining cumulative translation adjustment has been expensed in the period during which the substantial liquidation of the partnership occurred and presented as a non-cash loss on liquidation of foreign subsidiary in our Condensed Consolidated Statement of Operations for the quarter ended September 30, 2009. This loss is not deductible for income tax purposes.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Comprehensive Income

          The components of comprehensive income (loss) were as follows:

	Three Months Ended September 30,
	2010	2009
	(In thousands)
Net income (loss)	$(5,817)	$(20,543)
Increase (decrease) in fair value of interest rate swap contracts, net of tax provision (benefit) of $1,113 and $124	1,753	196
Valuation allowance against non-current marketable securities	37	269
Foreign currency translation adjustment, net of tax of $680 and $0	10,022	5,884

Total comprehensive income (loss)	$5,995	$(14,194)

          Accumulated other comprehensive income (loss) was as follows:

	Unrealized Gain (Loss) on Interest Rate Swap Contracts (net of tax)	Valuation Allowance Against Non-Current Marketable Securities	Minimum Pension Liability Adjustment (net of tax)	Foreign Currency Translation Adjustment (net of tax)	Total (net of tax)
	(In thousands)
Balance, June 30, 2010	$(4,046)	$(1,276)	$(773)	$(47,480)	$(53,575)
Three months' activity	1,753	37	—	10,022	11,812

Balance, September 30, 2010	$(2,293)	$(1,239)	$(773)	$(37,458)	$(41,763)

          The valuation allowance for non-current marketable securities is not adjusted for income taxes as it would create a capital loss carryforward upon realization for which we would record a valuation allowance against the related deferred tax asset.

          Prior to fiscal 2009, the foreign currency translation adjustments were not adjusted for income taxes as they related to indefinite investments in non-U.S. subsidiaries. Deferred U.S. income taxes have been provided on certain undistributed foreign earnings for years subsequent to fiscal 2008 since we expect that substantially all of these earnings will be distributed to the U.S. As of September 30, 2010, we have recorded a deferred U.S. income tax on the foreign currency translation adjustment created by the post-fiscal 2008 undistributed foreign earnings.

12. Legal Matters

          In March 2005, we sold the net assets of our shock and vibration control device manufacturing business, which we refer to as VMC. Under the terms of the sale agreements, we retained certain

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Legal Matters (Continued)

liabilities relating to adverse environmental conditions that existed at the premises occupied by VMC as of the date of sale. We recorded a liability for the estimated remediation costs related to adverse environmental conditions that existed at the VMC premises when it was sold. The accrued environmental liability at September 30, 2010 was $1.6 million, of which $322,000 was expected to be paid within one year.

          In fiscal 2007, we became aware that certain RadHard bidirectional multipurpose transceivers sold by us since 1999 may have been subject to the licensing jurisdiction of the U.S. Department of State in accordance with ITAR. Accordingly, we filed a Voluntary Disclosure with the Directorate of Defense Trade Controls, Department of State, describing the details of the possible inadvertent misclassification and identifying certain unauthorized exports from the United States to end-users in a number of countries, including China and Russia. Simultaneously, we filed a Commodity Jurisdiction request providing detailed information and data supporting our contention that the product is not subject to ITAR and requesting a determination that such product is not ITAR controlled. On November 15, 2007, we were informed that the U.S. Department of State had determined in response to our Commodity Jurisdiction request that the product is subject to the licensing jurisdiction of the U.S. Department of State in accordance with the ITAR. We requested reconsideration of this determination. On February 7, 2008, we filed an addendum to the above referenced Voluntary Disclosure advising the Directorate of Defense Trade Controls that other products sold by us, similar in nature to the transceiver described above, may also be subject to the ITAR. The Directorate of Defense Trade Controls agreed to extend our time to file such addendum to the Voluntary Disclosure until a decision was rendered with respect to our request for reconsideration of the determination in connection with the above-referenced Commodity Jurisdiction request. On August 5, 2008, we received a letter from the Office of Defense Trade Controls Compliance, or DTCC, requesting that we provide documentation and/or information relating to our compliance initiatives after November 15, 2007 as well as the results of any product reviews conducted by us, and indicating that a civil penalty against us could be warranted in connection with this matter following the review of such materials. We have provided all of the materials and documentation requested by the DTCC. Our request for reconsideration of the Commodity Jurisdiction request was denied by the Directorate of Defense Trade Controls on August 19, 2008 which determined that the product is subject to the licensing jurisdiction of the Department of State in accordance with the ITAR. Accordingly, on September 18, 2008, we filed an addendum to our Voluntary Disclosure identifying other products that may have been subject to the licensing jurisdiction of the U.S. Department of State in accordance with the ITAR but were inadvertently misclassified and exported without a license. At this time it is not possible to determine whether any fines or other penalties will be asserted against us or the materiality of any outcome.

          We have also identified other ITAR noncompliance in our past business activities as well as in the pre-acquisition business activities of certain recently acquired companies. These include the inadvertent export of products without a required license and the disclosure of controlled technology to certain foreign national employees. These matters were formally disclosed to the U.S. Department of State during 2009 and 2010. At this time it is not possible to determine whether any fines or other penalties will be asserted against us or the materiality of any outcome.

          We are also involved in various other claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these actions will have a

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Legal Matters (Continued)

material adverse effect on our business, results of operations, financial position, liquidity or capital resources.

13. Business Segments

          We are a global provider of radio frequency, or RF, and microwave integrated circuits, components and systems used in the design, development and maintenance of technically demanding, high-performance wireless communication systems. Our solutions include highly specialized microelectronic components and test and measurement equipment used by companies in the space, avionics, defense, commercial wireless communications, medical and other markets. Approximately 31% of our sales for the three months ended September 30, 2010 and 36% for the three months ended September 30, 2009 were to agencies of the United States government or to prime defense contractors or subcontractors of the United States government. No customer constituted more than 10% of sales during any of the periods presented. Inter-segment sales were not material and have been eliminated from the tables below.

          The majority of our operations are located in the United States. We also have operations in Europe and Asia, with our most significant operations in the United Kingdom ("U.K."). Net sales from facilities located in the U.K. were approximately $23.1 million for the three months ended September 30, 2010 and $26.3 million for the three months ended September 30, 2009. Total assets of the U.K. operations were $171.0 million as of September 30, 2010 and $159.9 million as of June 30, 2010.

          Net sales, based on the customers' locations, attributed to the United States and other regions were as follows:

	Three Months Ended September 30,
	2010	2009
	(In thousands)
United States of America	$88,520	$80,185
Europe and Middle East	30,302	28,467
Asia and Australia	33,111	19,515
Other regions	3,998	1,949

	$155,931	$130,116

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Business Segments (Continued)

          Selected financial data by segment is as follows:

	Three Months Ended September 30,
	2010	2009
	(In thousands)
Net sales
Microelectronic solutions ("AMS")	$77,305	$67,361
Test solutions ("ATS")	78,626	62,755

Net sales	$155,931	$130,116

Segment adjusted operating income
— AMS	$18,887	$15,024
— ATS	6,857	7,965
General corporate expense	(2,414)	(2,931)

Adjusted operating income	23,330	20,058
Amortization of acquired intangibles
— AMS	(9,260)	(8,836)
— ATS	(6,703)	(6,769)
Business acquisition costs
— Corporate	(190)	—
Share-based compensation
— Corporate	(513)	(489)
Restructuring charges
— AMS	(576)	—
— ATS	(1,223)	(187)
Merger related expenses—Corporate	(715)	(693)
Loss on liquidation of foreign subsidiary—ATS	—	(7,696)
Current period impact of acquisition
related adjustments:
Inventory—AMS	(183)	(246)
Inventory—ATS	(447)	—
Depreciation—AMS	(117)	(275)
Depreciation—ATS	(120)	(506)
Depreciation—Corporate	(55)	(55)
Deferred revenue—ATS	(25)	(32)

Operating income (loss) (GAAP)	3,203	(5,726)
Interest expense	(21,238)	(21,039)
Other income (expense), net	(29)	57

Income (loss) before income taxes	$(18,064)	$(26,708)

          Management evaluates the operating results of our two segments based upon adjusted operating income, which is pre-tax operating income before costs related to amortization of acquired intangibles, share-based compensation, restructuring expenses, business acquisition and

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Business Segments (Continued)

merger related expenses, loss on liquidation of foreign subsidiary and the impact of any acquisition related adjustments. We have set out above our adjusted operating income by segment and in the aggregate, and have provided a reconciliation of adjusted operating income to operating income (loss) on a GAAP basis and income (loss) before income taxes for the periods presented.

14. Guarantor/Non-Guarantor Financial Information

          The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets at September 30, 2010 and June 30, 2010 and the statements of operations and cash flows for the three months ended September 30, 2010 and 2009 for Aeroflex Holding ("Parent"), Aeroflex Incorporated, the borrower, the Guarantor Subsidiaries and, on a combined basis, the Non-Guarantor Subsidiaries. The supplemental condensed consolidating financial information reflects for all periods presented, the investments of Parent in Aeroflex, the investments of Aeroflex in the Guarantor Subsidiaries as well as investments of Aeroflex and the Guarantor Subsidiaries in the Non-Guarantor Subsidiaries, in all cases using the equity method. For purposes of this note, Guarantor Subsidiaries refer to the subsidiaries of Parent that have guaranteed principal debt obligations of Parent. The purchase price allocation adjustments, including applicable intangible assets, arising from business acquisitions have been pushed down to the applicable subsidiary columns (see Note 3).

          Aeroflex Holding is not a guarantor of Aeroflex's registered debt securities. Each of the subsidiary guarantors is 100% owned by Aeroflex and guarantees the debt on an unconditional and joint and several basis. Aeroflex, as the registrant and issuer of the registered debt, files annual and quarterly financial statements with the Securities and Exchange Commission and includes, in a note to its financial statements, condensed consolidating financial information as described above, excluding the information related to Aeroflex Holding.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Operations
For the Three Months Ended September 30, 2010
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$109,597	$47,935	$(1,601)	$155,931
Cost of sales	—	—	55,723	22,448	(1,657)	76,514

Gross profit	—	—	53,874	25,487	56	79,417
Selling, general and administrative costs	—	3,887	21,737	11,885	—	37,509
Research and development costs	—	—	13,647	9,095	—	22,742
Amortization of acquired intangibles	—	—	13,685	2,278	—	15,963

Operating income (loss)	—	(3,887)	4,805	2,229	56	3,203
Other income (expense):
Interest expense	—	(21,226)	(12)	—	—	(21,238)
Other income (expense), net	—	7	98	(134)	—	(29)
Intercompany charges	—	19,878	(19,279)	(599)	—	—

Income (loss) before income taxes	—	(5,228)	(14,388)	1,496	56	(18,064)
Provision (benefit) for income taxes	—	(237)	(2,954)	372	(9,428)	(12,247)
Equity income (loss) of subsidiaries	(5,817)	(826)	1,199	—	5,444	—

Net income (loss)	$(5,817)	$(5,817)	$(10,235)	$1,124	$14,928	$(5,817)

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Operations
For the Three Months Ended September 30, 2009
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$97,895	$33,390	$(1,169)	$130,116
Cost of sales	—	—	51,320	14,993	(1,191)	65,122

Gross profit	—	—	46,575	18,397	22	64,994
Selling, general and administrative costs	—	4,169	18,213	7,856	—	30,238
Research and development costs	—	—	10,686	6,495	—	17,181
Amortization of acquired intangibles	—	—	13,383	2,222	—	15,605
Loss on liquidation of foreign subsidiary	—	—	7,696	—	—	7,696

Operating income (loss)	—	(4,169)	(3,403)	1,824	22	(5,726)
Other income (expense):
Interest expense	—	(21,022)	(17)	—	—	(21,039)
Other income (expense), net	—	381	(106)	(218)	—	57
Intercompany charges	—	19,794	(19,318)	(476)	—	—

Income (loss) before income taxes	—	(5,016)	(22,844)	1,130	22	(26,708)
Provision (benefit) for income taxes	—	(4,436)	(2,690)	219	742	(6,165)
Equity income (loss) of subsidiaries	(20,543)	(19,963)	702	—	39,804	—

Net income (loss)	$(20,543)	$(20,543)	$(19,452)	$911	$39,084	$(20,543)

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Balance Sheet
As of September 30, 2010
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$29,289	$(2,109)	$37,950	$—	$65,130
Accounts receivable, net	—	—	75,810	53,496	—	129,306
Inventories	—	—	103,767	40,039	(1,253)	142,553
Deferred income taxes	—	3,827	23,114	(3)	—	26,938
Prepaid expenses and other current assets	—	3,672	5,368	4,641	—	13,681

Total current assets	—	36,788	205,950	136,123	(1,253)	377,608
Property, plant and equipment, net	—	12,417	69,483	21,498	—	103,398
Non-current marketable securities, net	—	9,806	—	—	—	9,806
Deferred financing costs, net	—	19,790	—	—	—	19,790
Other assets	—	13,935	6,645	2,308	—	22,888
Intangible assets with definite lives, net	—	—	199,874	30,428	—	230,302
Intangible assets with indefinite lives	—	—	88,414	25,754	—	114,168
Goodwill	—	(10)	415,200	44,304	—	459,494

Total assets	$—	$92,726	$985,566	$260,415	$(1,253)	$1,337,454

Liabilities and Stockholder's Equity
Current liabilities:
Current portion of long-term debt	$—	$—	$360	$—	$—	$360
Accounts payable	—	4	18,817	19,030	—	37,851
Advance payments by customers and deferred revenue	—	—	17,910	12,308	—	30,218
Income taxes payable	—	528	259	1,688	—	2,475
Accrued payroll expenses	.	2,758	17,778	2,054	—	22,590
Accrued expenses and other current liabilities	—	25,940	13,308	14,526	—	53,774

Total current liabilities	—	29,230	68,432	49,606	—	147,268
Long-term debt	—	882,078	385	—	—	882,463
Deferred income taxes	—	15,598	110,083	14,529	(9,428)	130,782
Defined benefit plan obligations	—	5,684	—	—	—	5,684
Other long-term liabilities	—	1,537	8,281	4,285	—	14,103
Intercompany investment	(390,350)	81,635	79,354	229,361	—	—
Intercompany receivable/payable	—	(839,214)	873,971	(34,273)	(484)	—

Total liabilities	(390,350)	176,548	1,140,506	263,508	(9,912)	1,180,300
Stockholder's equity	390,350	(83,822)	(154,940)	(3,093)	8,659	157,154

Total liabilities and stockholder's equity	$—	$92,726	$985,566	$260,415	$(1,253)	$1,337,454

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Balance Sheet
As of June 30, 2010
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$75,187	$(3,821)	$29,297	$—	$100,663
Accounts receivable, net	—	—	88,051	53,544	—	141,595
Inventories	—	—	94,669	33,209	(1,310)	126,568
Deferred income taxes	—	4,939	23,224	(145)	—	28,018
Prepaid expenses and other current assets	—	3,046	2,840	5,097	—	10,983

Total current assets	—	83,172	204,963	121,002	(1,310)	407,827
Property, plant and equipment, net	—	12,491	69,150	20,021	—	101,662
Non-current marketable securities, net	—	9,769	—	—	—	9,769
Deferred financing costs, net	—	20,983	—	—	—	20,983
Other assets	—	13,634	6,385	1,799	—	21,818
Intangible assets with definite lives, net	—	—	207,849	30,464	—	238,313
Intangible assets with indefinite lives	—	—	85,404	24,490	—	109,894
Goodwill	—	(10)	404,632	41,252	—	445,874

Total assets	$—	$140,039	$978,383	$239,028	$(1,310)	$1,356,140

Liabilities and Stockholder's Equity
Current liabilities:
Current portion of long-term debt	$—	$21,457	$360	$—	$—	$21,817
Accounts payable	—	4	14,376	14,423	—	28,803
Advanced payments by customers and deferred revenue	—	—	19,091	11,650	—	30,741
Income taxes payable	—	969	43	3,603	—	4,615
Accrued payroll expenses	—	2,198	18,834	2,050	—	23,082
Accrued expenses and other current liabilities	—	33,904	12,598	12,315	—	58,817

Total current liabilities	—	58,532	65,302	44,041	—	167,875
Long-term debt	—	879,645	385	—	—	880,030
Deferred income taxes	—	15,835	109,570	13,444	—	138,849
Defined benefit plan obligations	—	5,763	—	—	—	5,763
Other long-term liabilities	—	1,595	8,303	2,741	—	12,639
Intercompany investment	(390,350)	102,835	60,154	227,361	—	—
Intercompany receivable/payable	—	(842,950)	878,174	(34,740)	(484)	—

Total liabilities	(390,350)	221,255	1,121,888	252,847	(484)	1,205,156
Stockholder's equity:	390,350	(81,216)	(143,505)	(13,819)	(826)	150,984

Total liabilities and stockholder's equity	$—	$140,039	$978,383	$239,028	$(1,310)	$1,356,140

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows
For the Three Months Ended September 30, 2010
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$(5,817)	$(5,817)	$(10,235)	$1,124	$14,928	$(5,817)
Changes in operating assets and liabilities and non-cash items included in net income (loss)	5,817	(18,514)	33,651	7,223	(14,928)	13,249

Net cash provided by (used in) operating activities	—	(24,331)	23,416	8,347	—	7,432

Cash flows from investing activities:
Payment for purchase of business, net of cash acquired	—	—	(19,185)	—	—	(19,185)
Capital expenditures	—	(109)	(2,746)	(1,853)	—	(4,708)
Other, net	—	—	227	211	—	438

Net cash provided by (used in) investing activities	—	(109)	(21,704)	(1,642)	—	(23,455)

Cash flows from financing activities:
Debt repayments	—	(21,458)	—	—	—	(21,458)

Net cash provided by (used in) financing activities	—	(21,458)	—	—	—	(21,458)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	1,948	—	1,948

Net increase (decrease) in cash and cash equivalents	—	(45,898)	1,712	8,653	—	(35,533)
Cash and cash equivalents at beginning of period	—	75,187	(3,821)	29,297	—	100,663

Cash and cash equivalents at end of period	$—	$29,289	$(2,109)	$37,950	$—	$65,130

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows
For the Three Months Ended September 30, 2009
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$(20,543)	$(20,543)	$(19,452)	$911	$39,084	$(20,543)
Changes in operating assets and liabilities and non-cash items included in net income (loss)	20,543	38,477	21,245	(7,418)	(39,084)	33,763

Net cash provided by (used in) operating activities	—	17,934	1,793	(6,507)	—	13,220

Cash flows from investing activities: Capital expenditures	—	(171)	(2,195)	(858)	—	(3,224)
Proceeds from sale of marketable securities	—	1,000	—	—	—	1,000
Other, net	—	(355)	47	72	—	(236)

Net cash provided by (used in) investing activities	—	474	(2,148)	(786)	—	(2,460)

Cash flows from financing activities:
Debt repayments	—	(1,313)	—	—	—	(1,313)

Net cash provided by (used in) financing activities	—	(1,313)	—	—	—	(1,313)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(191)	—	(191)

Net increase (decrease) in cash and cash equivalents	—	17,095	(355)	(7,484)	—	9,256
Cash and cash equivalents at beginning of period	—	31,221	(15)	26,542	—	57,748

Cash and cash equivalents at end of period	$—	$48,316	$(370)	$19,058	$—	$67,004

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Subsequent Events

Registration Statement Filing

          On November 16, 2010, we filed an amended registration statement with the SEC relating to the proposed initial public offering of our common stock. The registration statement was declared effective on November 18, 2010.

Debt Tender Offer

          In connection with the initial public offering, a portion of the net proceeds will be used by the Company to make a capital contribution to Aeroflex to enable it to, among other things, tender for a portion of its senior notes and offer to purchase a portion of its senior subordinated unsecured term loans. On November 5, 2010 Aeroflex commenced the tender offer, which is conditional upon, among other things, the closing of our initial public offering of our common stock. Aeroflex expects to purchase an aggregate of approximately $170 million of senior notes and term loans at a premium to face value, which is anticipated to result in a loss on partial extinguishment of debt and the write-off of the related deferred financing costs.

Amendment to Senior Secured Credit Agreement

          On November 4, 2010, Aeroflex entered into an agreement with the lenders of its senior secured credit facility, for which it paid a $3.3 million fee, to amend its credit agreement to, among other things:

  •
  increase the amount of cash Aeroflex can spend for acquisitions of businesses from $20 million per year and a $100 million aggregate amount, to $200 million in the aggregate, from the effective date of the amendment to the credit facility maturity date, August 15, 2014, with no annual cap;

  •
  permit Aeroflex to pay, upon the completion of our initial public offering, a $2.5 million transaction fee and a $16.9 million termination fee for the termination of the Advisory Agreement, in lieu of future advisory fees, and;

  •
  set its interest rate margin, based on its current credit rating. Aeroflex's current credit rating would increase its interest rate margin by 75 basis points for all tranches of debt within the secured credit facility.

16. Stock Split and Net Loss Per Common Share

Stock Split

          Our board of directors authorized a 65,000,000-for-1 common stock split which was effective on November 18, 2010. Stockholder's equity has been retroactively adjusted to give effect to the stock split for all Successor periods presented by reclassifying the par value of the additional shares issued in connection with the split from additional paid-in capital to common stock. In addition, all share numbers and per share amounts in the consolidated financial statements have been retroactively adjusted to give effect to the stock split.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Stock Split and Net Loss Per Common Share (Continued)

Net Loss Per Common Share

          The consolidated statements of operations present basic and diluted net loss per common share. As we do not have any potentially dilutive shares, both basic and diluted net loss per common share are computed by dividing net loss by the weighted average number of common shares outstanding for the period.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Column A	Column B	Column C			Column D		Column E
		Additions
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts— describe		Deductions— describe		Balance at end of period
YEAR ENDED JUNE 30, 2010:
Allowance for doubtful accounts	$2,250	$678	$337	(A)	$1,444	(B)	$1,821

YEAR ENDED JUNE 30, 2009:
Allowance for doubtful accounts	$2,683	$1,591	$—		$2,024	(B)	$2,250

PERIOD FROM AUGUST 15, 2007 THROUGH JUNE 30, 2008:
Allowance for doubtful accounts	$1,531	$1,295	$—		$143	(B)	$2,683

PERIOD FROM JULY 1, 2007 THROUGH AUGUST 14, 2007:
(Predecessor)
Allowance for doubtful accounts	$1,589	$(33)	$—		$25	(B)	$1,531

Note:
(A) Acquired in purchase of businesses.

(B) Primarily net write-offs of uncollectible amounts.

17,250,000 Shares

Aeroflex Holding Corp.

Common Stock

Goldman, Sachs & Co.
Credit Suisse
J.P. Morgan
Morgan Stanley

Barclays Capital
Stifel Nicolaus Weisel
UBS Investment Bank

Moelis & Company
Needham & Company, LLC
Oppenheimer & Co.